IOCHPE-MAXION

IOCHPE-MAXION S.A.
Rua Luigi Galvani, 146 - 13° andar - Tel.: (011) 5508-3800
5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

August 17th, 2006


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Iochpe-Maxion S.A. (the "Issuer")
File Number 82-3722

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Quarterly Information (ITR), June 30, 2006;
2. Quarterly Information (ITR), June 30, 2006;
3. Presentation Styled "Iochpe-Maxion" for the Second Quarter of 2006;
4. Presentation Styled "Iochpe-Maxion" for the Conference Call for the Second Quarter of 2006;
5. Announcement to Shareholders of February 16, 2006;
6. Material Fact Announcements of February 3, 2006;
7. Announcements to the Market of December 21, 2005; February 06, 2006; March 28, 2006; May 3, 2006; June 16, 2006; July 14, 2006; July 25, 2006 and July 31, 2006;
8. Related Party Agreements List of June,2006; March, 2006 and December, 2006;
9. Press releases dated August 01, 2006; May 03,2006 and February 16, 2005;
10. Earnings releases for 1Q06, 2Q06 and 2005;
11. Events Calendar for 2006;
12. Minutes of Board of Directors Meeting of February 16, 2006; Convokation Announcement to Annual Shareholders Meeting of March 1, 2006; Minutes of Annual Shareholders Meeting of March 23, 2006; Minutes of Board of Directors Meeting of April 19, 2006;
13. Answer of Bovespa's request of February 24, 2006;
14. First Amendment ot Shareholders Agreement of December 21 ,2005 (Portuguese only);
15. Offering Memorandum of January 31 ,2006
16. 2005 Financial Statements – CVM Format – DFP;
17. 2005 Annual Report;
18. 2005 Complete Financial Statements;
19. Report of trades in company securities, on the CVM consolidated and individual forms, during the period of November 2005 to July 2006 (Portuguese only);

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Very truly yours,

Oscar A. F. Becker

Enclosure

Quarterly Information (ITR), June 30, 2006;

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 | External Disclosure | Brazilian Corporate Law

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75
4 - NIRE (Corporate Registry ID)		
35300014022		

01.02 - HEADQUARTERS

1 - ADDRESS	2 - DISTRICT			
Rua Luigi Galvani, 146 – 13' andar	Brooklin Novo			
3 - ZIP CODE	4 - CITY	5 - STATE		
04575-020	São Paulo	SP		
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	5508-3840	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
becker@iochpe.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME				
Oscar Antonio Fontoura Becker				
2 - ADDRESS	3 - DISTRICT			
Rua Luigi Galvani, 146 – 13' andar	Brooklin Novo			
4 - ZIP CODE	5 - CITY	6 - STATE		
04575-020	São Paulo	SP		
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	5508-3840	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
becker@iochpe.com.br				

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 – END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	2	4/1/2006	6/30/2006	1	1/01/2006	3/31/2006

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11. TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
Adelino Dias Pinho	223.164.858-04

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 | External Disclosure | Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 6/30/2006	2 – PREVIOUS QUARTER 3/31/2006	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2005
Paid-up Capital			
1 – Common	18,428	18,428	18,428
2 – Preferred	34.804	34.804	34.804
3 – Total	53.232	53,232	53,232
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 – STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private
4 - ACTIVITY CODE 3070 – Holding Company
5 - MAIN ACTIVITY Holding – Autoparts company and railroad equipment
6 - CONSOLIDATION TYPE Total
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Without proviso

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 — External Disclosure — Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
7/21/2006	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 — External Disclosure — Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.01 - BALANCE SHEET - ASSETS (In R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
1	Total Assets	340,032	315,252
1.01	Current Assets	13,561	10,299
1.01.01	Cash and Cash Equivalents	2,772	379
1.01.01.01	Cash and Banks	175	48
1.01.01.02	Interest Earning Bank Deposits	2,597	331
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	10,789	9,920
1.01.04.01	Dividends and Interest on Shareholders' Equity Receivable	5,752	9,429
1.01.04.02	Income Tax and Social Contribution Recoverable	4,742	193
1.01.04.03	Other	295	298
1.02	Noncurrent Assets	28,813	28,800
1.02.01	Sundry Credits	0	0
1.02.02	Credit with Related Parties	25,846	25,866
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	25,846	25,866
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	2,967	2,934
1.02.03.01	Compulsory Judicial Deposits	2,002	1,981
1.02.03.02	Recoverable Taxes	965	953
1.03	Permanent Assets	297,656	276,153
1.03.01	Investments	297,510	276,002
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	297,266	275,758
1.03.01.03	Other Investments	244	244
1.03.02	Property, Plant and Equipment	148	151
1.03.03	Deferred	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
2	Total Liabilities	340,032	315,252
2.01	Current Liabilities	60,275	59,629
2.01.01	Financing and Loans	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Fees and Contributions	16	84
2.01.05	Dividends Payable	106	113
2.01.06	Provisions	5,442	5,560
2.01.06.01	Payroll and Related Charges	475	405
2.01.06.04	Unsecured Liability	3.399	3.389
2.01.06.05	Other	1,568	1,766
2.01.07	Debts with Related Parties	54,533	53,839
2.01.08	Other	178	33
2.02	Noncurrent Liabilities	7,308	10,788
2.02.01	Loans and Financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	7,308	10,788
2.02.03.01	Tax Contingencies	6,558	10,038
2.02.03.02	Labor Contingencies	750	750
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	272,449	244,835
2.05.01	Paid-up Capital Stock	161 .463	161 .463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	68,468	68,468
2.05.04.01	Legal	5.651	5.651
2.05.04.02	Statutory	62.817	62.817
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	42,518	14.904

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 4/1/2006 to 6/30/2006	4- 1/1/2006 to 6/30/2006	5- 4/1/2005 to 6/30/2005	6- 1/1/2005 to 6/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	31,041	46,674	17,133	30.987
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(3.952)	(6,153)	(1,989)	(4.244)
3.06.03	Financial	935	955	(1,426)	(1.567)
3.06.03.01	Financial Income	2,492	4.073	655	1.870
3.06.03.02	Financial Expenses	(1.557)	(3,118)	(2,081)	(3,437)
3.06.04	Other Operating Income	12,853	12.853	0	0
3.06.05	Other Operating Expenses	(293)	(293)	0	0
3.06.06	Equity in Net Income of Subsidiaries	21,498	39,312	20,548	36,798
3.07	Operating Income	31 ,041	46.674	17,133	30.987
3.08	Non-Operating Income	(2,827)	(3,556)	(351)	910
3.08.01	Revenues	0	0	0	1,665
3.08.02	Expenses	(2,827)	(3,556)	(351)	(755)
3.09	Income Before Tax/Holding	28,214	43,118	16,782	31.897
3.10	Provision for Income Tax and Social Contribution	(600)	(600)	0	0
3.11	Deferred Income Tax	0	0	0	[illegible]
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Income/Loss for the Period	27,614	42,518	16,782	31.897

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3- 4/1/2006 to 6/30/2006	4- 1/1/2006 to 6/30/2006	5- 4/1/2005 to 6/30/2005	6- 1/1/2005 to 6/30/2005
	No. SHARES, EX-TREASURY (in thousands)	53.232	53.232	53.232	53.232
	EARNINGS PER SHARE	0.51875	0.79973	0.31526	0.59921
	LOSS PER SHARE				

IOCHPE-MAXION S.A. and subsidiaries

THE FIGURES STATED ON THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSANDS OF REAIS

1. Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railroad vehicles, industrial castings and spare parts.

Its industrial complex is composed of 5 factories in Brazil. Three of them are involved in the railway equipment sector and two in the automotive sector. They are described briefly, below:

Railway equipment factories: Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. operates through three divisions: Cruzeiro-SP division - involved with the production of industrial and railway castings, railway wheels and railway cargo wagons; Osasco-SP division - production of industrial and railway castings; and Hortolândia-SP division - production of railway cargo wagons.

Automotive component factories: Maxion Sistemas Automotivos Ltda. operates through two divisions: the wheels and chassis division (Cruzeiro - SP) manufactures and commercializes complete chassis, crossbeams and heavy wheels; the automotive components division (Contagem - MG) manufactures and commercializes brake levers, pedal sets, jacks and other automotive components

Remon Resende Montadora Ltda.: Company focused on services of assembly and balancing of tires, wheels and rims set, headquartered in the city of Resende, Rio de Janeiro. The subsidiary Maxion Sistemas Automotivos Ltda is quotaholder of this company.

In addition to the units described above, Iochpe-Maxion S.A. has nonoperating subsidiaries and subsidiaries abroad, as follows:

Maxion Componentes Estruturais Ltda.: A company which currently holds a portion of the shareholders interest in Maxion Sistemas Automotivos Ltda.

Maxion Structural Components USA, Inc.: A company with its head office in Miami, USA, the objective of which is to manage inventories and commercialize products of the wheels and chassis division for the United States, Canada and Mexico.

Iochpe Holdings LLC: A nonoperating company headquartered in Delaware, USA, which holds shareholders interest in Maxion Structural Components USA, Inc.

Tecob Cobranças, Representações e Comércio Ltda.: In June 2005 the operating activities were transferred to the branch of Maxion Sistemas Automotivos Ltda. in Porto Alegre – RS, since the company is idle.

Newbridge Strategic Partners: Idle and nonoperating company since 2003, headquartered in

Cayman, BVI.

2. Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Statement of Income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of financial instruments and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais by the foreign exchange rate of the closing date of the quarterly information and the foreign exchange differences arising on translation are recognized in the quarterly information results. For the subsidiary located abroad, the non monetary assets and liabilities, which are presented at historical cost, were translated into reais at the foreign exchange rate ruling at the at the balance sheet date.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by Management to cover any losses arising on collection of accounts receivable.

- **Inventories**

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method. Other investments were valued at cost, less a provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates, which take into account the estimated economic useful life of the assets.

- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are presenting the statements of cash flows prepared in accordance with NPC 20/99 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are presenting, as supplementary information, the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, the aim of which is to demonstrate the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value it was considered as distribution of the added value generated.

k. Reclassifications

The quarterly information of the period ended March 31, 2006 were reclassified to enable better comparability with the current quarterly financial information. The balance of advances to suppliers of R$10,513, on March 31, 2006, was reclassified from credits - advances to suppliers to inventories.

3. Main consolidation procedures

The quarterly information consolidated on June 30, 2006 and March 31, 2006 was prepared according to the consolidation principles provided for in the corporate law and in the rules of the Brazilian Securities and Exchange Commission – CVM and comprises the financial statements of Iochpe-Maxion S.A. and of its subsidiaries, as follows:

	Direct Ownership - %		Indirect Ownership - %	
	6/30/2006	**3/31/2006**	**6/30/2006**	**3/31/2006**
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda. (1)	6.17	6.17	93.72	93.72
Tecob Cobranças, Representações e Comércio Ltda. (3)	99.99	99.99	-	-
Iochpe Holdings, LLC	100.00	100.00	-	-
Maxion Structural Components USA, Inc.(2)	-	-	100.00	100.00
Newbridge Strategic Partners (3)	100.00	100.00	-	

(1) Consolidated by the Maxion Componentes Estruturais Ltda.
(2) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC.
(3) Idle company.

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		
	6/30/2006	03/31/2006	6/30/2005
Balance sheets			
Current assets	383,787	307,865	298,358
Noncurrent assets	22,306	21,625	63,614
Permanent assets	126,931	121,561	114,318
Total assets	533,024	451,051	476,290
Current liabilities	359,096	290,144	304,849
Noncurrent liabilities	90,822	87,808	123,783
Shareholders' equity	83,133	73,099	47,658
Total liabilities and shareholders' equity	533,024	451,051	476,290

Statements of income	Half-year ended on 6/30/2006	Quarter ended on 3/31/2006	Half-year ended on 06/30/2005
Net sales of goods	525,895	276,425	543,564
Cost of goods sold	(445,243)	(231,392)	(471,024)
Gross profit	80,652	45,033	72,540
Operating expenses, net	(48,371)	(28,182)	(51,809)
Nonoperating expenses, net	2	-	(188)
Income and social contribution taxes	(11,134)	(5,737)	(7,002)
Net income for the year	21,149	11,114	13,541

4. Trade accounts receivable (consolidated)

	6/30/2006	3/31/2006
Current		
Domestic customers	175,540	137,207
Foreign customers	52,066	58,956
Discounted receivables	(3,749)	(7,628)
Allowance for doubtful accounts	(1,678)	(2,113)
	222,179	186,422
Noncurrent:		
Domestic customers	10,566	10,720
Allowance for doubtful accounts	(8,438)	(7,888)
	2,128	2,832

5. Inventories (consolidated)

	6/30/2006	3/31/2006
Finished goods	49,274	48,619
Work in progress	10,669	7,049
Raw materials	73,932	68,956
Auxiliary and maintenance materials	3,282	3,347
Packaging and storeroom materials	1,337	1,296
Provision for slow moving inventories and loss of inventories	(3,396)	(2,349)
Advance to suppliers	14,098	14,479
Imports in transit	953	938
	150,149	142,335

6. Related party transactions

	Direct subsidiaries							
	Maxion Componentes Estruturais Ltda		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Tecob Cobranças, Representações e Comércio Ltda	
	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Assets								
Interest on shareholders' equity and dividends	1,498	4,311	-	-	-	-	-	-
Noncurrent assets (loan contracts)	-	-	-	-	54,533	53,839	-	-
Liabilities								
Interest on shareholders' equity and dividends	1,498	4,311	4,156	4,833	-	-	-	-
Obligations (loan contracts)	-	-	-	-	-	-	3,432	3,432
Provision for negative equity	-	-	-	-	-	-	3,399	3,389
	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Income								
Financial expenses	-	-	-	-	(32)	(20)	-	-
Financial income	-	-	-	-	5,428	4,544	-	-

	Indirect subsidiaries						Parent Company	
	Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA, Inc.		Total			
	6/30/2006	3/31/2006	6/30/2006	3/312006	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Assets								
Accounts receivable	10,081	11,850	344	350	10,425	12,200	-	-
Interest on shareholders' equity and dividends	-	-	-	-	1,498	4,311	5,752	9,429
Noncurrent assets (loan contracts)	3,432	3,432	-	-	57,965	57,271	25,846	25,866
Liabilities								
Suppliers	344	350	10,081	11,850	10,425	12,200	-	-
Interest on shareholders' equity and dividends	1,597	4,595	-	-	7,251	13,739	-	-
Obligations (loan contracts)	19,191	19,205	6,655	6,661	29,278	29,298	54,533	53,839
Provision for negative equity	-	-	-	-	3,399	3,389	3,399	3,389
	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Income								
Sale of goods	14,721	7,964	-	-	14,721	7,964	-	-
Purchases	-	-	14,721	7,964	14,721	7,964	-	-
Financial expenses	(246)	(124)	(36)	(19)	(314)	(163)	(2,788)	(4,210)
Financial income	-	-	30	15	5,458	4,559	288	142
Other non-operating income (expenses)	384	237	-	-	384	237	(384)	(237)

The balance of R$19,191 (R$19,205 as of March 31, 2006) with Maxion Sistemas Automotivos Ltda. is composed as follows:

- R$2,693 (R$2,783 as of March 31, 2006) of the purchase agreement for the commercial fund entered into in 1996, plus interest of 1.5% per month, renegotiated quarterly, with maturity on December 31, 2006;
- R$16,498 (R$16,422 as of March 31, 2006) referring to the net total assets of the former agricultural machinery division, disposed of in prior years, with no maturity date. The services provided by Maxion Sistemas Automotivos Ltda. are authorized by a business mandate.

The balance of R$6,655 (R$6,661 as of March 31, 2006) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 1.41% p.a., with maturity on August 1, 2006.

The balance of R$54,533 (R$53,839 as of March 31, 2006) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on June 30, 2007.

The operations with related parties were performed under normal market conditions.

On June 30, 2006, the Company presented the following amounts of guarantees and sureties related to loans, financing and advances from customers:

	Sureties given
Maxion Sistemas Automotivos Ltda.	56,954
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	32,522
Balances at June 30, 2006	89,476
Balances at March 31, 2006	98,313

7. Tax recoverable (consolidated)

	6/30/2006	3/31/2006
Value added tax on sales and services (ICMS)	14,388	16,974
Excise tax (IPI)	1,904	2,120
Income tax (IRPJ)	1,052	939
Employees' profit participation program (PIS)	1,383	1,293
Tax for social security financing of social contribution (COFINS)	6,052	1,252
Other	158	77
	24,937	22,655
Current assets	(20,399)	(18,895)
Noncurrent assets	4,538	3,760

8. Investments

a. *Composition of balances*

	Consolidated		Parent company	
	6/30/2006	3/31/2006	6/30/2006	3/31/2006
Equity in subsidiaries	-	-	297,266	275,758
Other investments	369	369	244	244
	369	369	297,510	276,002

b. Movement of balances in subsidiaries

Companies	Ownership %	Balance of Investments 3/31/2006	Equity in net income of subsidiaries 6/30/2006	Balance of Investments 6/30/2006
Maxion Sistemas Automotivos Ltda.	6.17	11,609	1,009	12,618
Maxion Componentes Estruturais Ltda.	99.99	176,400	15,312	191,712
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	36,550	5,016	41,566
Iochpe Holdings, LLC	100.00	51,199	171	51,370
		275,758	21,508	297,266
Provision for negative equity				
Tecob Cobranças, Representações e Comércio Ltda.		(3,389)	(10)	(3,399)
			21,498	

9. Property, plant and equipment

a. Composition

	Average rate of depreciation % p.a.	Consolidated 6/30/2006 Cost	Depreciation	Net	3/31/2006 Net
Building and improvements	4	94,592	(38,809)	55,783	50,801
Machinery and equipment	10	263,609	(165,199)	98,410	93,263
Patterns	10 to 33(*)	21,087	(16,845)	4,242	3,905
Furniture and fixtures	10	6,721	(3,853)	2,868	2,835
Vehicles	20	1,140	(822)	318	352
Computer equipment	20	6,955	(4,747)	2,208	2,252
Other property, plant and equipment	10 and 20	3,985	(1,646)	2,339	2,421
Tools	20	27,564	(20,190)	7,374	8,116
Land		9,191	-	9,191	9,191
Construction in progress (**)		26,828	-	26,828	26,652
Spare parts of machinery		29,104	-	29,104	27,713
Advances to suppliers		12,496	-	12,496	8,039
		503,272	(252,111)	251,161	235,540

(*) Average rate of 23.2% on March 31 and June 30, 2006.
(**) Refers, basically, to the buildings in the amount of R$6,419 (R$10,228 as of March 31, 2006), machinery and equipment of R$18,647 (R$13.274 as of March 31, 2006) and other fixed assets of R$1.762 (R$3,150 as of March 31, 2006), mainly regarding the expansion of the Cruzeiro plant.

The amount of R$6.597 was granted as guarantee for a civil proceeding in progress, referring to the acquisition value of machinery and equipment.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
June 30, 2006 Brazilian Corporate Law

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

04.01 – NOTES TO THE FINANCIAL STATEMENTS

b) Movement - Consolidated

	3/31/2006 Cost	6/30/2006 Additions	Write-offs	Other	Cost
Buildings and improvements	88,885	5,574	-	133	94,592
Machinery and equipment	254,825	7,579	(1)	1,206	263,609
Patterns	20,171	1,003	(87)	-	21,087
Furniture and fixtures	6,581	146	(6)	-	6,721
Vehicles	1,149	-	-	(9)	1,140
Computer equipment	7,039	196	(280)	-	6,955
Other property, plant and equipment	3,976	9	-	-	3,985
Tools	27,344	220	-	-	27,564
Land	9,191	-	-	-	9,191
Construction in progress	26,652	1,275	-	(1,099)	26,828
Spare parts of machinery	27,713	1,375	-	16	29,104
Advance to suppliers	8,039	4,461	-	(4)	12,496
	481,565	21,838	(374)	243	503,272

10. Deferred charges (consolidated)

	6/30/2006	3/31/2006
Development of new products	7,088	7,068
Computerized systems	1,283	1,283
Expansion costs	255	255
	8,626	8,606
Accumulated amortization	(6,347)	(6,105)
	2,279	2,501

11. Loans and financing (consolidated)

	Index	Annual Interest %	6/30/2006	3/31/2006
Local currency:				
BNDES	TJLP	2.27 to 4.20	145,022	124,650
FINAME	TJLP	3.60 to 6.80	8,680	9,170
PROIM	IGP-M	6.00	4,271	4,205
Compror	CDI	0.78	-	3,321
Foreign currency:				
ACC - US$22,641 (US$2,815 as of March 31, 2006)	US$	5.33 to 6.50	49,003	6,116
Import - US$ 6,476 (US$4,961as of March 31, 2006)	US$	6.08 to 8.73	14,016	10,777
Pre-Export US$5,660 (US$6,997 as of March 31, 2006)	US$	8.73 to 8.98	12,251	15,200
			233,243	173,439
Current portion included in current liabilities			(193,297)	(113,814)
Noncurrent liabilities			39,946	59,625

The long-term installments have the following payment schedule:

	Consolidated
Maturity:	
2007	24,880
2008	6,581
2009	4,425
2010 onwards	4,060
	39,946

The loans and financing are secured by property, plant and equipment assets in the amount of R$8,923 (R$9,583 as of March 31, 2006) and real estate mortgages in the amount of R$4,271 (R$4,205 as of March 31, 2006, and guarantees mentioned in Note 6.

12. Provision for contingencies (consolidated)

The Company and its subsidiaries are parties to judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover possible losses from the current actions, as follows:

Contingencies	Carrying value on 3/31/2006	Additional provisions made in the period	Amounts used-written-off against provision	Financial restatement	Carrying value on 6/30/2006
Tax proceedings:					
Federal	54,738	5,574	(8,609)	948	52,651
State	1,480	33	(61)	54	1,506
Municipal	-	112	-	-	112
Labor	5,866	968	-	-	6,834
Civil	517	-	-	-	517
	62,601	6,687	(8,670)	1,002	61,620

We present below a brief description of the legal proceedings, according to their nature, in which the Company and its subsidiaries are parties.

Proceedings of a tax nature

At June 30, 2006, the Company and its subsidiaries were parties to legal and administrative proceedings related to tax issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$62,939, where R$54,269 that is considered as a probable risk is provisioned for.

The tax contingencies are related mainly to administrative pleadings concerning the IPI credit premium and litigation concerning the calculation basis of PIS/COFINS (Law 9,718/98), as follows:

- IPI credit premium in the amount of R$34,347: Based on the decisions of the Superior Court of Justice, which confirmed the understanding of Decree Law 1894/81, maintaining in force the benefit of credit premium, in 2002 the subsidiaries Maxion Componentes Estruturais Ltda. and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. began to calculate the credit from this tax and filed administrative requests for reimbursement and, subsequently, for offsetting of these credits against other federal taxes;

- The Parent Company and its subsidiaries have legal proceedings in progress related to PIS/COFINS (Law 9,718/98) in the amount of R$7,821. Although these contributions have been considered unconstitutional, the Company and its subsidiaries await favorable decision to their legal proceedings as well as final and unappealable judgment to carry out the reversal of the provisions.

Proceedings of a labor nature

At June 30, 2006, the Company and its subsidiaries were parties to legal proceedings related to labor issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$13,396, where R$6,834 that is considered as a probable risk is provisioned for. The main themes addressed in these labor proceedings are overtime, additional allowances for dangerous work and health hazards, wage parity, severance pay, and fines related to the Government Severance Indemnity Fund (FGTS) referring to the Summer and Collor Plans, amongst others.

Proceedings of a civil nature

At June 30, 2006, the Company and its subsidiaries were parties to legal proceedings related to civil issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$7,329, where R$517 that is considered as a probable risk is provisioned for.

There are other proceedings assessed by its legal counsel as being of remote risk with no sufficiently secure measured amounts, for which no provision was recorded considering that accounting practices adopted in Brazil do not require them to be entered in the accounting or to be disclosed.

13. Income and social contribution taxes

a. Deferred (consolidated)

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectations of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforward and the negative bases of social contribution tax. There is no statutory limitation period and they can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed quarterly by the Company and its subsidiaries and deriving adjustments have not been significant in relation to the Management's estimates.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 External Disclosure Brazilian Corporate Law

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

04.01 – NOTES TO THE FINANCIAL STATEMENTS

The composition of taxes on the calculation basis referring to deferred tax credits is presented as follows:

	Consolidated	
	6/30/2006	**3/31/2006**
Temporary differences		
Tax contingency	15,484	14,727
Labor contingency	373	245
Allowance for doubtful accounts	910	692
Remuneration profit sharing	1,656	767
Other	4,023	4,678
	22,446	21,109
Tax losses	16,827	19,366
Negative basis of social contribution	409	1,349
	39,682	41,824
Current assets	(11,980)	(12,879)
Noncurrent assets	27,702	28,945

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instructions 371, the Company and its subsidiaries expect to offset the tax credits resulting from tax losses and negative basis of social contribution in the following years:

The projections of realization of consolidated deferred tax assets are as follows:

2006	6,706
2007	10,530
	17,236
Deferred credits on temporary differences	22,446
	39,682

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end.

The Company has tax loss carry-forwards in the amount of R$213,972 (R$208,455 as of March 31, 2006, negative basis for social contribution taxes in the amount of R$216,390(R$221,430 as of March 31, 2006), with no statutory limitation period, and temporary differences in the amount of R$8,655 (R$12,331 as of March 31, 2005).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The Company has no income and social contribution tax assets since it is a holding company and generates no taxable income.

b. Reconciliation with net income for the year - current

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Consolidated		Parent company	
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Net income before tax	67,429	55,981	43,118	31,897
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes calculated at the statutory rates	(22,925)	(19,033)	(14,660)	(10,845)
Equity in net income of subsidiaries	-	-	13,365	12,511
Nondeductible expenses	(534)	(1,814)	(26)	(26)
Nontaxable income	2,152	-	2,152	-
Unrecognized tax assets on temporary differences	220	411	224	411
Exchange variation on foreign investments	(1,304)	(1,915)	-	-
Unrecognized tax assets on tax loss carry-forward	(3,360)	(3,557)	(1,912)	(2,051)
Recognition of tax assets on temporary differences and tax losses carryforward	6,021	5,413	257	-
	(19,730)	(20,495)	(600)	-

14. Shareholders' equity (Parent company)

a. *Capital stock*

The capital stock is represented by 53,232,304 shares: 18,428,597 common shares and 34,803,707 preferred shares, with no par value.

The Company is authorized to increase the capital stock, regardless of statutory amendment, up to the limit of more 6,000,000 shares: 2,000,000 common shares and 4,000,000 preferred shares.

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

b. *Statutory reserve for investments and working capital*

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. *Share rights*

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

d. *Dividends*

Net income for the year calculated in accordance with the Art. 191 of Law 6,404/76 (as of December 15, 1976) is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at the annual general meeting (AGO) is to be distributed as a supplementary dividend to shareholders.

15. Other operating revenue

On April 17, 2006, the Parent Company obtained a final and unappealable decision regarding COFINS (Law 9,178/98) legal proceeding and as a result, the following revenues were recorded: R$8,609, related to the reversal of provision, and R$4,235, related to the recovery of amounts paid in previous periods, amounting to R$12,844.

16. Non-operating result

	Consolidated		Parent Company	
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Losses from discontinuing business	(4,925)	(4,280)	(1,454)	910
Redemption of quotas in subsidiaries	(5,754)	(5,720)	-	-
Others	(1,691)	(47)	(2,102)	-
	(12,370)	(10,047)	(3,556)	910

The amount of R$5,754 (R$5,720 as of June 30, 2005) recorded in the consolidated statements refers to the redemption of quotas of the subsidiary Maxion Sistemas Automotivos Ltda. (new corporate name of Maxion Componentes Automotivos S.A.) as determined in the articles of association of the subsidiary. The subsidiary has the option of continuing to redeem the balance

of 45,315 quotas each month until May 2007 at the unit value of R$202.37 corrected by the General Price Index (IGP-M) since December 2003 until the date of each redemption.

17. Financial instruments (Subsidiary and consolidated)

Market Values

The amounts of the assets and liabilities financial instruments in the quarterly financial statements on June 30, 2006 were determined according to the accounting criteria and practices disclosed in specific notes. Most of these instruments are short term and their carrying values are close to market values.

Foreign exchange exposure of balances

The Company and its subsidiaries record an liabilities consolidated foreign exchange exposure of US$16,775 thousand on June 30, 2006 (US$ 2,785 thousand assets on March 31, 2006), mainly resulting from ACC operations and accounts payable of foreign suppliers and from assets, mainly in accounts receivable overseas.

Foreign exchange exposure - export flows

The US dollar quotation against the real affects exports, which accounted for about 17.5% of the consolidated net operating revenue in the second quarter of 2006. The impact of the real appreciation in exports compared to the second quarter of 2005 (average foreign exchange of R$2.1894 in the second quarter of 2006, against R$2.4825 in the second quarter of 2005) resulted in a loss of about 1.8 percentage points in the gross margin.

Concentration of our sales

Most part of our revenues results from the sales of products to automakers and railroad operators.

Fluctuation in steel prices, our main input

A significant portion of our operations depends on our capacity to acquire steel at competitive prices. Should the steel price have a significant increase and should we do not manage to transfer this increase to the price of our products or reduce our operating costs to offset this increase, our operating margin will be reduced.

18. Supplementary pension plan (consolidated)

Since August 1, 2004, the subsidiary Maxion Sistemas Automotivos Ltda. has been participating in Bradesco Previdência e Seguros S.A. - Sociedade de Previdência Privada, which offers complementary retirement, gratuity and sickness allowance plans. The retirement plan is a defined contribution plan, which uses the financial capitalization regime for the actuarial calculation of the reserves. At June 30, 2006, there were 3,513 employees (3,456 employees at March 31, 2006) participating in this plan. The Company made total contributions in the amount of R$345 (R$172 at March 31, 2006).

19. Statements of cash flows – Indirect method

	Consolidated		Parent Company	
	1/1/2006 to 6/30/2006	1/1/2005 to 6/30/2005	1/1/2006 to 6/30/2006	1/1/2005 to 6/30/2005
Cash flows from operating activities				
Net income for the year	**42,518**	**31,897**	**42,518**	**31,897**
Adjustments to reconcile net income to net cash operating activities:				
Depreciation and amortization	13,372	13,055	7	7
Deferred taxes – Current and noncurrent assets	5,145	3,549	-	-
Residual cost on permanent assets disposal	538	442	-	-
Equity in net income of subsidiaries	-	-	(39,312)	(36,798)
Interest on shareholders' equity and dividends from subsidiaries				
Received in the quarter	-	-	13,785	14,861
Changes in assets and liabilities				
Increase in accounts receivable	(68,655)	(69,279)	-	-
Decrease (increase) in inventories	(2,620)	(38,944)	-	-
(Decrease) increase in suppliers	(4,599)	24,372	-	-
Decrease (increase) in other accounts receivable, taxes recoverable and other accounts	2,234	(829)	(4,112)	18,709
(Decrease) increase in other accounts payable, provisions and other accounts	19,032	27,177	(1,434)	1,559
(Decrease) increase in income and social contribution Taxes	1,130	(1,476)	-	-
Net cash provided by (used in) operating activities	8,095	(10,036)	11,452	30,235
Cash flows from investment activities				
Acquisition of property, plant and equipment	(35,364)	(47,561)	-	3
Net cash used in investment activities	(35,364)	(47,561)	-	3
Cash flows from financing activities				
Loans	149,708	195,682	-	
Loans/debentures payments	(90,433)	(155,866)	-	(26,321)
Interest /debentures payments	(2,920)	(9,507)	-	(1,813)
Dividends payments	(28,383)	(16,072)	(28,375)	(16,072)
Net cash provided by (used in) financing activities	27,972	14,237	(28,735)	(44,206)
Statement of increase (reduction) of cash and cash equivalents	703	(43,360)	(16,923)	(13,968)
At the beginning of the half-year	51,963	73,927	19,695	14,812
At the end of the half-year	52,666	30,567	2,772	844
Increase (reduction) in cash and cash equivalents	703	(43,360)	(16,923)	(13,968)

20. Statements of added value

	Consolidated		Parent Company	
	6/1/2006 to 6/30/2006	6/1/2006 to 6/30/2005	6/1/2006 to 6/30/2006	6/1/2006 to 6/30/2005
Income (expenses)				
Sales of goods and services rendered	814,474	908,231	-	-
Provision (recognition) reversal	13,529	(190)	12,853	-
Nonoperating result	(12,370)	(10,047)	(3,556)	910
	815,633	897,944	9,297	910
Inputs acquired from third parties (including ICMS and IPI taxes)				
Raw materials consumed	419,644	517,076	-	
Cost of goods sold and services rendered	73,838	111,208	-	
Materials, power, third parties services and other	82,461	72,093	4,474	2,246
	575,943	700,377	4,474	2,246
Gross added value	239,690	197,617	4,823	(1,336)
Retentions				
Depreciation and amortization	(13,372)	(13,055)	(7)	(7)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	226,318	184,562	4,816	(1,343)
Transferred added value received				
Equity in net income of subsidiaries	-	-	39,312	36,798
Financial income	4,006	1,591	4,073	1,870
	4,006	1,591	43,385	38,668
Total added value to be distributed	230,324	186,153	48,201	37,325
Distribution of added value				
Employees				
Payroll and related charges	99,469	86,060	1,352	1,422
Employees' participation	8,478	10,389	88	82
Taxes				
Federal	52,201	48,430	1,020	388
State	12,323	(12,730)	-	-
Municipal	132	276	8	7
Financiers				
Interest	12,370	19,257	3,118	3,437
Rental	2,833	2,574	97	92
Retained earnings	42,518	31,897	42,518	31,897
	230,324	186,153	48,201	37,325

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Please refer to comments on the Company's consolidated performance.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
June 30, 2006 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
1	Total Assets	761,014	671,804
1.01	Current Assets	462,482	387,855
1.01.01	Cash and Cash Equivalents	52,666	22,639
1.01.01.01	Cash and Banks	14,719	17,258
1.01.01.02	Interest Earning Bank Deposits	37,947	5,381
1.01.01.03	Cash in transit	0	0
1.01.02	Credits	226,377	189,639
1.01.02.01	Customers	222,179	186,422
1.01.02.02	Debtors by Assets Disposal	246	246
1.01.02.03	Other	3,952	2,971
1.01.03	Inventories	150,149	142,335
1.01.04	Other	33,290	33,242
1.01.04.01	Recoverable Taxes	20,399	18,895
1.01.04.02	Prepaid Expenses	911	1,468
1.01.04.03	Deferred Income Tax	11,980	12,879
1.02	Noncurrent Assets	44,723	45,539
1.02.01	Sundry Credits	2,128	2,832
1.02.01.01	Customers	2,128	2,832
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	42,595	42,707
1.02.03.01	Recoverable Taxes	4,538	3,760
1.02.03.02	Deferred Income Tax	27,702	28,945
1.02.03.03	Compulsory and Judicial Deposits	7,612	7,261
1.02.03.04	Other	2,743	2,741
1.03	Permanent Assets	253,809	238,410
1.03.01	Investments	369	369
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	369	369
1.03.02	Property, Plant and Equipment	251,161	235,540
1.03.03	Deferred	2,279	2,501

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
June 30, 2006 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
2	Total Liabilities	761,014	671,804
2.01	Current Liabilities	370,752	289,683
2.01.01	Loans and Financings	193,297	113,814
2.01.02	Debentures	0	0
2.01.03	Suppliers	62,057	64,501
2.01.04	Taxes, Fees and Contributions	5,609	9,360
2.01.05	Dividends Payable	106	120
2.01.06	Provisions	47,681	39,048
2.01.06.01	Commissions	2,238	1,672
2.01.06.02	Payroll and Related Charges	38,526	29,507
2.01.06.03	Guarantee and Reviews	1,521	1,016
2.01.06.06	Other	5,396	6,853
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	62,002	62,840
2.01.08.01	Resellers and Customers	50,611	51,984
2.01.08.02	Tax Payment by Installments	1,148	1,116
2.01.08.03	Other	10,243	9,740
2.02	Noncurrent Liabilities	117,601	137,091
2.02.01	Loans and Financings	39,946	59,625
2.02.02	Debentures	0	0
2.02.03	Provisions	61,620	62,601
2.02.03.01	Tax Contingencies	54,269	56,218
2.02.03.02	Labor contingencies	6,834	5,866
2.02.03.03	Civil contingencies	517	517
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	16,035	14,865
2.02.05.01	Tax Payment by Installments	2,388	2,600
2.02.05.04	Other	13,647	12,265
2.03	Deferred Income	0	0
2.04	Minority Interest	212	195
2.05	Shareholders' Equity	272,449	244,835
2.05.01	Paid-up Capital Stock	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	68,468	68,468
2.05.04.01	Legal	5,651	5,651
2.05.04.02	Statutory	62,817	62,817

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 — External Disclosure — Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (In R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 6/30/2006	4 – 3/31/2006
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	42,518	14,904

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 — External Disclosure — Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

07.01 – CONSOLIDATED STATEMENT OF INCOME (In R$ thousand)

1- Code	2- Description	3- 4/1/2006 to 6/30/2006	4- 1/1/2006 to 6/30/2006	5- 4/1/2005 to 6/30/2005	6- 1/1/2005 to 6/30/2005
3.01	Gross Revenue from Sales and/or Services	404,714	81 4,474	487,151	908,231
3.02	Gross Revenue Deductions	(74,288)	(143,727)	(89,971)	(158,472)
3.03	Net Revenue from Sales and/or Services	330,426	670,747	397,180	749,759
3.04	Cost of Goods Sold and/or Services Rendered	(264,755)	(541,238)	(323,582)	(604,664)
3.05	Gross Profit	65,671	129,509	73,598	145,095
3.06	Operating Income Expenses	(17,393)	(49,710)	(40,120)	(79,067)
3.06.01	Selling	(1 3,591)	(28,299)	(1 9,122)	(36,360)
3.06.02	General and Administrative	(10,459)	(21,964)	(11,614)	(23,816)
3.06.03	Financial	(3,619)	(9,781)	(8,966)	(1 7,666)
3.06.03.01	Financial Income	2,772	4,006	978	1,591
3.06.03.02	Financial Expenses	(6,391)	(1 3,787)	(9,944)	(1 9,257)
3.06.04	Other Operating Income	12,938	12,996	0	0
3.06.05	Other Operating Expenses	(2,662)	(2,662)	(418)	(1,225)
3.06.06	Equity in Net Income of Subsidiaries	0	0	0	0
3.07	Operating Income	48,278	79,799	33,478	66,028
3.08	Non-operating Income	(7,264)	(1 2,370)	(4,763)	(1 0,047)
3.08.01	Income	0	0	1,665	1,665
3.08.02	Expenses	(7,264)	(12,370)	(6,428)	(11,712)
3.09	Income before Tax/Holding	41,014	67,429	28,715	55,981
3.10	Provision for Income Tax and Social Contribution	(11,238)	(19,730)	(11,005)	(20,495)
3.11	Deferred Income Tax	(2,141)	(5,145)	(910)	(3,549)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- Code	2- Description	3- 4/1/2006 to 6/30/2006	4- 1/1/2006 to 6/30/2006	5- 4/1/2005 to 6/30/2005	6- 1/1/2005 to 6/30/2005
3.12	Statutory Holding Contributions	0	0	0	0
3.12.01	Holding	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.14	Minority Interest	(21)	(36)	(18)	(40)
3.15	Income/Loss for the year	27,614	42,518	16,782	31,897
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	53,232	53,232	53,232	53,232
	EARNINGS PER SHARE	0.51875	0.79873	0.31526	0.59921
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE IN THE SECOND QUARTER OF 2006

In 2Q06, Iochpe-Maxion posted a net income of R$27.6 million (earnings per share, R$0.5187), compared to R$16.8 million in same period of 2005 (earnings per share, R$0.3153). The net operating revenue in the quarter reached R$330.4 million, a 16.8% reduction, while the operating income before financial expenses (EBIT) reached R$51.9 million, a 22.3% increase and EBITDA reached R$58.3 million, an 18.9% increase, always comparing the second quarter of 2006 with same period of 2005.

The main factors leading to this result in 2Q06 were the increase of the operating margins through the cost control, the growth of the industrial and railway castings exports and a favorable court decision in the dispute related to the parent company's COFINS calculation basis, combined with the slowdown of the domestic production of trucks and agricultural machinery, a strong reduction of demand for railway freight cars and the appreciation of the domestic currency, impairing the exports profitability.

In the first half of 2006, Iochpe-Maxion posted a net income of R$42.5 million (earnings per share, R$0.7987), when compared to a net income of R$31.9 million in the same period of 2005 (earnings per share, R$0.5992). The net operating revenue in the first half reached R$670.7 million, a 10.5% reduction, while the operating income before financial expenses (EBIT) reached R$89.6 million, a 7.0% increase and the EBITDA reached R$103.0 million, a 6.4% hike, always comparing the first half of 2006 to the same period of 2005.

Domestic Market

Brazilian production of vehicles and agricultural machinery showed the following behavior in the periods indicated, in thousand units:

Segment	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Passenger cars	535.6	525.4	1.9	1,044.2	995.3	4.9
Light commercial vehicles	97.7	94.8	3.1	187.9	175.0	7.4
Trucks	27.0	31.6	(14.4)	51.2	59.1	(13.4)
Buses	10.4	10.2	2.0	19.1	18.4	3.6
Total vehicles	670.7	662.0	1.3	1,302.4	1,247.8	4.4
Agricultural machinery	12.6	15.4	(18.5)	23.8	29.2	(18.4)

Source: Anfavea – OEMs association

The Brazilian exports of vehicles and agricultural machinery showed the following behavior during the periods indicated, in thousand units:

Segment	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Passenger cars	169.2	194.5	(13.0)	324.0	342.0	(5.3)
Light commercial vehicles	39.0	39.7	(1.8)	73.5	71.7	2.5
Trucks	10.4	9.1	13.9	17.7	16.1	10.0
Buses	4.0	5.1	(21.4)	7.6	9.1	(15.6)
Total vehicles	222.6	248.4	(10.4)	422.9	438.9	(3.7)
Agricultural machinery	5.9	8.7	(31.7)	11.4	17.1	(33.4)

Source: Anfavea – OEMs association

The Brazilian market of railway equipment showed the following behavior in the periods indicated:

Sale	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Railway freight cars (unit)	1,254	1,897	(33.9)	2,563	3,272	(21.7)
Railway wheels (thousand units)*	13,075	14,106	(7.3)	23,820	23,115	3.0
Railway castings (thousand metric tonnes)*	885	1,641	(46.1)	1,618	2,687	(39.8)

Source: Amsted Maxion Estimate

* Only Brazilian aftermarket. It does not include neither exports, nor railway wheels and castings used in the assembly of railway freight cars

Exports

Table below summarizes the exports by products in the periods indicated, in US$ million.

Sale	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Commercial vehicle wheels	10.8	8.8	22.7	19.6	17.3	13.3
Chassis	1.4	2.5	(44.0)	3.4	5.3	(35.8)
Automotive components	0.1	---	---	0.2	0.1	100.0
Industrial and railway castings	28.2	15.3	84.3	56.6	29.9	89.3
Railway freight cars	---	13.5	---	8.2	21.5	(61.9)
(-) Consolidation adjustments: 50% of Amsted Maxion	(14.1)	(14.5)		(32.4)	(25.8)	
Iochpe-Maxion - Consolidated	26.4	25.8	2.3	55.6	48.5	14.6

Main destinations of consolidated exports during the first half of 2006 in terms of value were: USA, 53%; Latin America, 22%; Canada/Mexico, 7%, Africa/Middle East, 10% and Europe, 8%.

Subsidiary and joint venture

The **Wheel and Chassis Division** of **Maxion Sistemas Automotivos Ltda.** (56% of the consolidated net operating revenue in 2Q06), the largest Brazilian manufacturer of wheels and chassis and its components, mainly operating in the trucks, buses, light commercial vehicles and agricultural machinery segments, showed in 2Q06 a 15.5% reduction in its net operating revenue compared to the same period of previous year, in light of a reduction in the domestic production of trucks and agricultural machinery, followed by the impact of Real appreciation over exports. On the other hand, the domestic production of buses and light commercial vehicles increased in relation to previous year (see details in the section "Domestic Market"). New businesses were concluded during the quarter, which will represent additional revenues of approximately R$8.0 million per year, including siderails for Workhorse (USA) and wheels for Kvant (Russia) and Lanex (Latvia).

The **Automotive Components Division** of **Maxion Sistemas Automotivos Ltda.** (6% of the consolidated net operating revenue in 2Q06), manufacturer of automotive components, including hand-brake levers, pedal sets, doorlocks, latches, knobs, keys, cylinders and hinges, among other products, recorded in 2Q06 a 14.5% reduction in its net operating revenue when compared to the same period of previous year. Such decrease was due to the sale of assets related to the window raiser mechanism business that was still accounting for 19% of the Division's net operating revenue in the second quarter of 2005. During the quarter, new business were concluded, which will represent additional annual revenues of approximately R$40.0 million for the supply, in partnership with the Wheels and Chassis Division, of several stamped structural components for Fiat new models, and production is estimated to start in 2Q07.

The **Amsted-Maxion Fundição e Equipamentos Ferroviários** (38% of the consolidated net operating revenue in 2Q06), the Brazilian leader in the production of railway freight cars, railway wheels and industrial and railway castings, is a joint venture between Iochpe-Maxion and Amsted Industries, leading company in the manufacturing of railway wheels and castings in the U.S. market. In 2Q06, it showed a 19.0% reduction in its net operating revenue when compared to the same period of previous year, as a result of the railway freight cars domestic market slowdown, partially offset by the railway and industrial castings exports growth. Negotiations for the sale of 188 railway freight cars to Companhia Vale do Rio Doce and Coopersucar were concluded. Therefore, on this date, Amsted Maxion's railway freight cars orders total 2,883 units for deliveries during 2006 (out of this total, 2,174 units were delivered in first half of 2006), amounting to nearly R$540 million.

Operating and financial performance

Net operating revenue

The consolidated net operating revenue reached R$330.4 million in 2Q06, a 16.8% reduction when compared to the same period of previous year. Such performance is a result of the slowdown in domestic production of trucks and agricultural machinery, reduced demand for railway freight cars, industrial and railway castings exports growth, and the appreciation of the domestic currency, reducing the value in *reais* of exports.

The table below shows the net operating revenue by division or company and by market in the periods indicated, in R$ million.

Companies	Market	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Wheels and Chassis Division	Domestic	157.2	188.9	(16.8)	314.9	367.2	(14.2)
	Export	26.6	28.7	(7.4)	50.0	61.3	(18.5)
	Total	183.8	217.6	(15.5)	364.9	428.5	(14.8)
Automotive Components Division	Domestic	21.4	25.4	(15.7)	42.4	49.3	(14.0)
	Export	0.4	0.1	291.0	0.5	0.2	145.5
	Total	21.8	25.5	(14.5)	42.9	49.5	(13.3)
Amsted Maxion	Domestic	187.8	238.2	(21.2)	384.8	414.2	(7.1)
	Export	61.7	69.9	(11.7)	141.1	129.4	9.0
	Total	249.5	308.1	(19.0)	525.9	543.6	(3.3)
(-) Consolidation adjustments: 50% of Amsted Maxion	Domestic	(93.8)	(119.1)		(192.4)	(207.1)	
	Export	(30.9)	(34.9)		(70.6)	(64.7)	
	Total	(124.7)	(154.0)		(263.0)	(271.8)	

Iochpe-Maxion – Consolidated	Domestic	272.6	333.4	(18.2)	549.7	623.6	(11.8)
	Export	57.8	63.8	(9.5)	121.0	126.2	(4.1)
	Total	330.4	397.2	(16.8)	670.7	749.8	(10.5)

The table below shows the volumes sold of certain products in the periods indicated.

Quantities sold	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Commercial vehicles wheels (thousands of units)	375	395	(5.1)	724	795	(8.9)
Railway wheels* (units)	9,766	3,822	155.5	18,313	9,729	88.2
Castings* (metric tonnes)	17,184	10,946	57.0	34,667	20,564	68.6
Railway freight cars (units)	986	1,697	(41.9)	2,174	2,909	(25.3)

* Only aftermarket, it does not include wheels and castings used in the assembly of new railway freight cars.

Cost of goods sold

The cost of goods sold, which accounted for 80.1% of the consolidated net operating revenue, was R$264.8 million in 2Q06, a 18.2% reduction when compared to R$323.6 million recorded in the same period of 2005, which, on its turn, accounted for 81.5% of the consolidated net operating revenue in that quarter.

Gross Income

Gross income reached R$65.7 million in 2Q06, or 19.9% of the net operating revenue, a 10.8% decrease in relation to same period of 2005, when gross income amounted to R$73.6 million, or 18.5% of the net operating revenue. The impact caused by Real appreciation over exports when compared to the same period of previous year (average exchange of R$2.1894 in 2Q06, against R$2.4825 in the same period of 2005), represented a loss of 180 basis point of gross margin.

Operating expenses

Operating expenses in 2Q06 reached R$13.8 million, a 55.8% decrease when compared to the same period of 2005, when operating expenses amounted to R$31.2 million. The main factors for this reduction were: a favorable court decision in lawsuit discussing the parent company's COFINS calculation basis, generating a R$12.8 million result, provisions were added to other tax contingencies in the amount of R$2.1 million and reduced expenses incurred with freights and commissions, due to the slowdown of sales.

The total operating expenses accounted for 4.2% of the net operating revenue in 2Q06, against 7.8% in the same period of 2005. If we exclude the non-recurring effects of the aforementioned tax contingencies, these expenses in 2Q06 would represent 7.4% of the net operating revenue.

There are other lawsuits in progress discussing the PIS and COFINS calculation basis, the consolidated provision of which amounted to R$7.8 million at the end of June 2006.

Operating income before net financial expense (EBIT)

EBIT reached R$51.9 million in 2Q06, or 15.7% of the consolidated net operating revenue, (R$41.3 million and 12.5% of the consolidated net operating revenue, excluding the effects of tax contingencies), against R$42.4 million in the same period of 2005, or 10.7% of the consolidated net operating revenue. For reasons of such reduction, see sections "Gross Income" and "Operating Expenses".

Net financial expense

The net financial expense reached R$3.6 million in 2Q06 (R$9.0 million in the same period of 2005), reduced by R$4.0 million due to the effect of Real appreciation (R$2.6 million decrease in the same period of 2005) and to a lower average cost of indebtedness when compared to 2Q05. The net foreign currency exposure at the end of 2Q06 was a liability position of US$16.8 million.

Non-operating income

In 2Q06, the non-operating income was negative at R$7.3 million (2.2% of the net operating revenue), due to expenses and provisions derived from discontinued businesses, against a negative result of R$4.8 million in the same period of 2005 (1.2% of the net operating revenue).

Income tax and social contribution
The income tax and social contribution reached R$13.4 million in 2Q06 (R$11.9 million in the same period of 2005), against income before income tax of R$41.0 million (R$28.7 million in the same period of 2005).

Net Income
Net income reached R$27.6 million in 2Q06 (R$0.51870 per share), a 64.5% increase when compared to a net income of R$16.8 million in the same period of 2005 (R$0.3153 per share).

EBITDA

The table below shows the evolution of EBITDA in the periods indicated, in thousands of reais:

	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Net income	27,614	16,782	64.5	42,518	31,897	33.3
Income tax and social contribution/minority interest	13,415	11,955	12.2	24,911	24,084	3.4
Non-operating income	7,264	4,763	52.5	12,370	10,047	23.1
Net financial result	3,619	8,966	(59.6)	9,781	17,666	(44.6)
Depreciation and amortization	6,374	6,559	(2.8)	13,372	13,055	2.4
EBITDA	58,286	49,025	18.9	102,952	96,749	6.4

EBITDA showed in 2Q06 an 18.9% increase in relation to the amount obtained in the same period of previous year, reaching R$58.3 million (R$47.5 million, excluding the tax contingencies effects). EBITDA margin stood at 17.7% (14.4% excluding the tax contingencies effects), a performance higher than 12.3% in 2Q05 (the sections "Gross Income" and "Operating Expenses" explain the reasons of such variation).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 — External Disclosure — Brazilian Corporate Law

01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Liquidity and indebtedness

The consolidated available cash and cash equivalents at the end of June 2006, reached R$52.7 million, all the amount being recorded in the short term. The cash and cash equivalents denominated in U.S. dollars accounted for approximately 2% of total available cash and cash equivalents on this date.

The consolidated gross bank debt reached on same date the amount of R$233.2 million, R$193.3 million in the short term and R$39.9 million recorded in the long term. The main indexes of such indebtedness are: TJLP (long-term interest rates) with 65% of total gross amount, followed by U.S. dollar with 33% and IGP-M (wholesale price index) with 2%.

The consolidated net bank debt reached R$180.6 million in June 2006 (R$150.8 million in March 2006 and R$175.6 million in June 2005). The ratio between this amount and last 12 months EBITDA stood at 0.9x in June 2006, inferior to the ratio 1.0x in June 2005. The consolidated net bank debt position in June 2006 was favored by R$2 million on account of entry of prepayments related to the agreements for the sale of railway freight cars for delivery in 2006 (benefit of R$13 million in March 2006 and R$29 million in June 2005).

Capital Expenditures

During 2Q06, capital expenditures in the development of new products and industrial plant upgrade reached R$21.8 million (R$34.5 million in the same period of 2005).

Capital markets

The preferred shares (Bovespa: MYPK4) ended the first half of 2006 quoted at R$21.00, a 10.5% appreciation in 2006; the common shares (Bovespa: MYPK3) ended the first half of 2006 quoted at R$13.50, a 4.0% appreciation in 2006. At the end of the first half of 2006, Iochpe-Maxion reached a market capitalization of R$979.7 million and the book value per share reached R$5.12.

In the first half of 2006, Iochpe-Maxion's shares showed a daily average volume for trading at the São Paulo Stock Exchange of R$3.1 million (R$0.4 million in the first half of 2005) and a daily average number of 146 trades (18 in the first half of 2005). Such growth derives from higher stake of non-controlling shareholders in the total capital (free-float), which increased from 25.3% at the end of June 2005 to 48.3% at the end of June 2006, on account of the secondary offering concluded in 1Q06.

New website | www.iochpe-maxion.com.br

Aiming at improving its relationship with investors, Iochpe-Maxion has promoted a complete renovation of its website, including new information in the corporate governance, strategy, social responsibility and markets areas, besides the usual social and annual reports, quarterly reports, financial statements, presentations, conference calls and releases.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

June 30, 2006 — External Disclosure — Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	IOCHPE HOLDINGS LLC	05. 714.676 /0001 -60	PRIVATE SUBSIDIARY	100.00	19.05
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	PRIVATE SUBSIDIARY	99.99	70.37
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		117,598		117,598	
03	MAXION SISTEMAS AUTOMOTIVOS S.A.	00.736.858/0001-63	PRIVATE SUBSIDIARY	99.99	11.67
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		131,211		131,211	
04	AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S.A.	01.598.436/0001-01	PRIVATE SUBSIDIARY	50.00	15.26
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		2,710,015		2,710,015	

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

01. Shareholder position of that one holding five percent (5%) of the Company's voting or preferred capital, directly or indirectly, to the level of individuals.

Shareholder	CNPJ (Corporate Taxpayer's ID) / CPF (individual (Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
Companhia Iochpe	92753367/0001-02	4,592,226	24.92	-	0.00	4,592,226	8.63
ISI Participações Ltda	90575502/0001-02	2,183,708	11.85	-	0.00	2,183,708	4.10
Infipar Participações Ltda	87292264/0001-44	1,830,874	9.93	84	1.11	1,830,958	3.44
IBI Participações e Negócios	92198035/0001-03	1,803,461	9.79	-	0.00	1,803,461	3.39
Degus Participações Ltda	31063985/0001-28	1,164,411	6.32	11,884	0.03	1,176,295	2.21
Ivoncy Brochmann Ioschpe	000922900-00	662,77 1	3.60	332	0.00	663,103	1.25
Evelyn Noemi Berg Ioschpe	056683950-49	501,044	2.72	116,375	0.33	617,419	1.16
Daniel Ioschpe	000580680-15	501,045	2.72	-	0.00	501,045	0.94
Fundação Ioschpe	93131290/0003-55	253,418	1.38	264	0.00	253,682	0.48
Dan Ioschpe	439240690-34	210,309	1.14	-	0.00	210,309	0.40
Inova Investimentos S.A.	05541634/0001-40	41,000	0.22	-	0.00	41,000	0.08
Iboty Brochmann Ioschpe	000922820-91	-	0.00	1	0.00	1	0.00
Mauro Litwin Iochpe	154727520-00	-	0.00	1	0.00	1	0.00
Salomão Ioschpe	4005 17220-20	-	0.00	1	0.00	1	0.00
Subtotal		**13,744,267**	**74.58**	**128,942**	**0.37**	**13,873,209**	**26.06**
BNDES Participações Ltda	00383281/0001-09	3,582,754	19.44	9,612,777	27.62	13,195,531	24.79
Fundo de Participação Social	33657248/0001-89	429,296	2.33	-	0.00	429,296	0.81
Subtotal		**4,012,050**	**21.77**	**9,612,777**	**27.62**	**13,624,827**	**25.60**
Banco Opportunity S.A	33857830/0001-99	-	0.00	2,291,000	6.58	2,291,000	4.30
Lazard Asset Management LLC	05450776/0001-27	-	0.00	3,587,252	10.31	3,587,252	6.74
The GMO Emerging Markets	05447513/0001-69	-	0.00	1,769,800	5.09	1,769,800	3.32
Others		672,280	3.65	17,413,936	50.03	18,086,216	33.98
TOTAL		**18,428,597**	**100.00**	**34,803,717**	**100.00**	**53,232,304**	**100.00**

Parent Company/Investor COMPANHIA IOCHPE	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
IBI Participações e Negócios Ltda	92198035/0001-03	134	23.93	-	-	134	23.93
INFIPAR Participações Ltda.	87292264/0001-44	136	24.29	-	-	136	24.29
ISI Participações Ltda.	90573502/0001-02	134	23.93	-	-	134	23.93
DEGUS Participações Ltda.	31063985/0001-28	88	15.72	-	-	88	15.72
Ivoncy Brochmann Ioschpe	000922900-00	22	3.93	-	-	22	3.93
Daniel Ioschpe	000580680-15	23	4.10	-	-	23	4.10
Evelyn Noemi Berg Ioschpe	056683950-49	23	4.10	-	-	23	4.10
Total		560	100.0	-	-	560	100.0

Parent Company/Investor IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Iboty Brochmann Ioschpe	000922820-91	6,798,246	100.0
Eduardo Ioschpe	001749030-81	1	0.0
Claudia Ioschpe	938905590-34	1	0.0
Total		6,798,248	100.00

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Parent Company/Investor INFIPAR PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Ivoncy Brochmann Ioschpe	000922900-00	11,596,896	99.90
Dan Ioschpe	439240690-34	5,960	0.05
Salomão Ioschpe	400517220-20	5,960	0.05
Total		11,608,816	100.00

Parent Company/Investor ISI PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Mauro Litwin Iochpe	154727520-00	1,849,991	21.26
Aline Kolodny Nemetz	55423493072	1,804,991	20.72
Mirela Litvin Ioschpe Wainstein	411382100-30	1,804,991	20.72
Matuzalem Ioschpe	138092109-00	1,624,471	18.65
Marlene Iochpe Kolodny	147601180-04	1,624,471	18.65
Total		8,708,915	100.00

Parent Company/Investor DEGUS PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Daniel Ioschpe	000580680-15	349,993	70.00
Evelyn Noemi Berg Ioschpe	056683950-49	149,994	30.00
Ademar Rui Bratz	069947840-53	13	0.00
Total			

Parent Company/Investor INOVA INVESTIMENTOS S.A.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
Ivoncy Brochmann Ioschpe	000922900-00	3,526,560	94.80	-	-	3,526,560	94.80
Dan Ioschpe	439240690-34	193,440	5.20	-	-	193,440	5.20
Total		3,720,000	100.0	-	-	3,720,000	100.0

02. Quantity and characteristics of the securities issued by the Company, whose ownership is, directly or indirectly, of the Controlling Shareholder, Management and Members of the Fiscal Council.

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Directors	-	0.00	310	0.00	310	0.00
Board of Executive Officers	-	0.00	4,820	0.01	4,820	0.01
Controlling Shareholders	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Fiscal Council	-	0.00	-	0.00	-	0.00

03. Evolution of the direct or indirect ownership of the Controlling Shareholders, members of the Board of Directors, Board of Executive Officers and Fiscal Council in relation to the respective securities over the last twelve months.

Group	Common Shares	%	Preferred Shares	%	Total	%
Group						
Board of Directors						
Jul/05	-	0.00	301	0.00	301	0,00
Aug/05	-	0.00	301	0.00	301	0,00
Sep/05	-	0.00	304	0.00	304	0,00
Oct/05	-	0.00	304	0.00	304	0,00

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Nov/05	-	0.00	309	0.00	309	0.00
Dec/05	-	0.00	309	0.00	309	0,00
Jan/06	-	0.00	309	0.00	309	0,00
Feb/06	-	0.00	309	0.00	309	0.00
Mar/06	-	0.00	306	0.00	306	0,00
Apr/06	-	0.00	307	0.00	307	0,00
May/06	-	0.00	310	0.00	310	0,00
Jun/06	-	0.00	310	0.00	310	0,00

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Executive Officers						
Jul/05	-	0.00	4,820	0.01	4,820	0.01
Aug/05	-	0.00	4,820	0.01	4,820	0.01
Sep/05	-	0.00	4,820	0.01	4,820	0.01
Oct/05	-	0.00	4,820	0.01	4,820	0.01
Nov/05	-	0.00	4,820	0.01	4,820	0.01
Dec/05	-	0.00	4,820	0.01	4,820	0.01
Jan/06	-	0.00	4,820	0.01	4,820	0.01
Feb/06	-	0.00	4,820	0.01	4,820	0.01
Mar/06	-	0.00	4,820	0.01	4,820	0.01
Apr/06	-	0.00	4,820	0.01	4,820	0.01
May/06	-	0.00	4,820	0.01	4,820	0.01
Jun/06	-	0.00	4,820	0.01	4,820	0.01

Group	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholders						
Jul/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Aug/05	17,755,317	96.35	21,773,127	62.56	39,528,444	74.26
Sep/05	17,755,317	96.35	21,773,124	62.56	39,528,441	74.26
Oct/05	17,746,317	96.30	21,773,124	62.56	39,528,441	74.24
Nov/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Dec/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Jan/06	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Feb/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Mar/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Apr/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
May/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Jun/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Group	Common Shares	%	Preferred Shares	%	Total	%
Fiscal Council						
Jul/05	-	0.00	-	0.00	-	0.00
Aug/05	-	0.00	-	0.00	-	0.00
Sep/05	-	0.00	-	0.00	-	0.00
Oct/05	-	0.00	-	0.00	-	0.00
Nov/05	-	0.00	-	0.00	-	0.00
Dec/05	-	0.00	-	0.00	-	0.00
Jan/06	-	0.00	-	0.00	-	0.00
Feb/06	-	0.00	-	0.00	-	0.00
Mar/06	-	0.00	-	0.00	-	0.00
Apr/06	-	0.00	-	0.00	-	0.00
May/06	-	0.00	-	0.00	-	0.00
Jun/06	-	0.00	-	0.00	-	0.00

04. Quantity of outstanding shares (in units) and their percentage in relation to the total shares issued.

	Common Shares	%	Preferred Shares	%	Total	%
Outstanding shares						
Jun/06	672,280	3.65	25,056,862	71.99	25,729,142	48.33

17.01 – SPECIAL REVIEW REPORT – WITHOUT PROVISO

Independent Auditors' Report on Special Review

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have conducted a special review on the Quarterly Information (ITR) of Iochpe-Maxion S.A. and its subsidiaries (consolidated information) referring to the quarter ended at June 30, 2006, which includes the balance sheet, the income statement, the performance report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company's and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of the Quarterly Information.

4. Our review was conducted with the purpose of issuing a report on special review of Quarterly Information referred to in the first paragraph. The statements of cash flows and added value for the half ended on June 30, 2006 are being presented in the notes to enable an additional analysis. This supplementary information was submitted to the same review procedures used in the Quarterly Information and we are not aware of any material change that must be made for it to be in accordance with the accounting practices adopted in Brazil and pursuant to the rules issued by the Brazilian Securities and Exchange Commission.

July 21, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6-

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

TABLE OF CONTENTS

Quarterly Information (ITR), June 30, 2006;

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75
4 - NIRE (Corporate Registry ID)		
35300014022		

01.02 - HEADQUARTERS

1 - ADDRESS	2 - DISTRICT
Rua Luigi Galvani, 146 – 13° andar	Brooklin Novo

3 - ZIP CODE	4 - CITY	5 - STATE
04575-020	São Paulo	SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	5508-3803	5508-3800	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	

15 - E-MAIL
becker@iochpe.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME
Oscar Antonio Fontoura Becker

2 - ADDRESS	3 - DISTRICT
Rua Luigi Galvani, 146 – 13° andar	Brooklin Novo

4 - ZIP CODE	5 - CITY	6 - STATE
04575-020	São Paulo	SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	5508-3803	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	

15 - E-MAIL
becker@iochpe.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2006	12/31/2006	1	1/1/2006	3/31/2006	4	10/1/2005	12/31/2005

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11. TECHNICIAN IN CHARGE	12 – TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID)
Adelino Dias Pinho	223.164.858-04

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.05 – CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 3/31/2006	2 – PREVIOUS QUARTER 12/31/2005	3 – SAME QUARTER, PREVIOUS YEAR 3/31/2005
Paid-up Capital			
1 - Common	18,428	18,428	18,428
2 - Preferred	34,804	34,804	34,804
3 - Total	53,232	53,232	53,232
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Commercial, Industrial and Others

2 - STATUS
Operational

3 - NATURE OF OWNERSHIP
Domestic Private

4 - ACTIVITY CODE
3070 – Holding Company

5 - MAIN ACTIVITY
Holding – Autoparts company and railroad equipment

6 - CONSOLIDATION TYPE
Total

7 – TYPE OF REPORT OF INDEPENDENT AUDITORS
Without proviso

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	2/16/2006	Dividend	3/6/2006	Common	0.5013551090
02	RCA	2/16/2006	Dividend	3/6/2006	Preferred	0.5514906200

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - AMOUNT OF CHANGE (In thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
5/30/2006	

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2006	4 – 12/31/2005
1	Total Assets	315,252	327,275
1.01	Current Assets	10,299	39,564
1.01.01	Cash and Cash Equivalents	379	19,695
1.01.01.01	Cash and Banks	48	270
1.01.01.02	Interest Earning Bank Deposits	331	19,425
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	9,920	19,869
1.01.04.01	Dividends and Interest on Shareholders' Equity Receivable	9,429	19,366
1.01.04.02	Income Tax and Social Contribution Recoverable	193	257
1.01.04.03	Other	298	246
1.02	Noncurrent Assets	28,800	29,368
1.02.01	Sundry Credits	0	0
1.02.02	Credit with Related Parties	25,866	26,477
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	25,866	26,477
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	2,934	2,891
1.02.03.01	Compulsory Judicial Deposits	1,981	1,951
1.02.03.02	Recoverable Taxes	953	940
1.03	Permanent Assets	276,153	258,343
1.03.01	Investments	276,002	258,188
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	275,758	257,944
1.03.01.03	Other Investments	244	244
1.03.02	Property, Plant and Equipment	151	155
1.03.03	Deferred	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2006	4 – 12/31/2005
2	Total Liabilities	315,252	327,275
2.01	Current Liabilities	59,629	86,556
2.01.01	Financing and Loans	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Fees and Contributions	84	69
2.01.05	Dividends Payable	113	28,482
2.01.06	Provisions	5,560	3,764
2.01.06.01	Payroll and Related Charges	405	375
2.01.06.04	Unsecured Liability	3,389	3,389
2.01.06.05	Other	1,766	0
2.01.07	Debts with Related Parties	53,839	53,113
2.01.08	Other	33	1,128
2.02	Noncurrent Liabilities	10,788	10,788
2.02.01	Loans and Financings	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	10,788	10,788
2.02.03.01	Tax Contingencies	10,038	10,038
2.02.03.02	Labor Contingencies	750	750
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	0	0
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	244,835	229,931
2.05.01	Paid-up Capital Stock	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	68,468	68,468
2.05.04.01	Legal	5,651	5,651
2.05.04.02	Statutory	62,817	62,817
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	14,904	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 1/1/2006 to 3/31/2006	4- 1/1/2006 to 3/31/2006	5- 1/1/2005 to 3/31/2005	6- 1/1/2005 to 3/31/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Income/Expenses	15,633	15,633	13,854	13,854
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(2,201)	(2,201)	(2,255)	(2,255)
3.06.03	Financial	20	20	(141)	(141)
3.06.03.01	Financial Income	1,581	1,581	1,215	1,215
3.06.03.02	Financial Expenses	(1,561)	(1,561)	(1,356)	(1,356)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Net Income of Subsidiaries	17,814	17,814	16,250	16,250
3.07	Operating Income	15,633	15,633	13,854	13,854
3.08	Non-Operating Income	(729)	(729)	1,261	1,261
3.08.01	Revenues	0	0	1,665	1,665
3.08.02	Expenses	(729)	(729)	(404)	(404)
3.09	Income Before Tax/Holding	14,904	14,904	15,115	15,115
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.15	Income/Loss for the Period	14,904	14,904	15,115	15,115

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3- 1/1/2006 to 3/31/2006	4- 1/1/2006 to 3/31/2006	5- 1/1/2005 to 3/31/2005	6- 1/1/2005 to 3/31/2005
	No. SHARES, EX-TREASURY (in thousands)	53,232	53,232	53,232	53,232
	EARNINGS PER SHARE	0.27998	0.27998	0.28395	0.28395
	LOSS PER SHARE				

IOCHPE-MAXION S.A. and subsidiaries

THE FIGURES STATED ON THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSANDS OF REAIS

1. Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railroad vehicles, industrial castings and spare parts.

Its industrial complex is composed of 5 factories in Brazil. Three of them are involved in the railway equipment sector and two in the automotive sector. They are described briefly, below:

Railway equipment factories: Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. operates through three divisions: Cruzeiro-SP division - involved with the production of industrial and railway castings, railway wheels and railway cargo wagons; Osasco-SP division - production of industrial and railway castings; and Hortolândia-SP division - production of railway cargo wagons.

Automotive component factories: Maxion Sistemas Automotivos Ltda. operates through two divisions: the wheels and chassis division (Cruzeiro - SP) manufactures and commercializes complete chassis, crossbeams and heavy wheels; the automotive components division (Contagem - MG) manufactures and commercializes brake levers, pedal sets, jacks and other automotive components

Remon Resende Montadora Ltda.: Company focused on services of assembly and balancing of tires, wheels and rims set, headquartered in the city of Resende, Rio de Janeiro. We are quotaholders of this company through Maxion Sistemas Automotivos Ltda.

In addition to the units described above, Iochpe-Maxion S.A. has nonoperating subsidiaries and subsidiaries abroad:

Maxion Componentes Estruturais Ltda.: A company which currently holds a portion of the shareholders interest in Maxion Sistemas Automotivos Ltda.

Maxion Structural Components USA, Inc.: A company with its head office in Miami, USA, the objective of which is to manage inventories and commercialize products of the wheels and chassis division for the United States, Canada and Mexico.

Iochpe Holdings LLC: A nonoperating company headquartered in Delaware, USA, which holds shareholders interest in Maxion Structural Components USA, Inc.

Tecob Cobranças, Representações e Comércio Ltda.: In June 2005 the operating activities were transferred to the branch of Maxion Sistemas Automotivos Ltda. in Porto Alegre - RS. After this date the company became idle.

Newbridge Strategic Partners: A nonoperating company headquartered in Cayman, BVI,

which is idle since 2003.

2. Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Statement of Income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of financial instruments and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais by the foreign exchange rate of the closing date of the quarterly information and the foreign exchange differences arising on translation are recognized in the quarterly information results. For the subsidiary located abroad, the non monetary assets and liabilities, which are presented at historical cost, were translated into reais at the foreign exchange rate ruling at the at the balance sheet date.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

- **Inventories**

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method. Other investments were valued at cost, less a provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates, which take into account the estimated economic useful life of the assets.

- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are presenting the statements of cash flows prepared in accordance with NPC 20/99 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are presenting, as supplementary information, the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00, the aim of which is to demonstrate the value of the wealth generated by the Company and its subsidiaries and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value it was considered as distribution of the added value generated.

k. Reclassifications

The financial statements of the year ended December 31, 2005 were reclassified to enable better comparability with the current financial statements. The balance of provision for contingencies of R$13,360, on December 31, 2005, was reclassified from current liabilities to long-term liabilities,

in view that the realization of these provisions are conditioned to the final solution of the lawsuits in progress, which are beyond control of the Company and its subsidiaries.

3. Main consolidation procedures

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The quarterly information consolidated on March 31, 2006 and December 31, 2005 was prepared according to the consolidation principles provided for in the corporate law and in the rules of the Brazilian Securities and Exchange Commission – CVM and comprises the financial statements of Iochpe-Maxion S.A. and of its subsidiaries, as follows:

	Direct Ownership - %		Indirect Ownership - %	
	2006	2005	2006	2005
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda. (1)	6.17	6.17	93.72	93.72
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	-	-
Iochpe Holdings, LLC	100.00	100.00	-	-
Maxion Structural Components USA, Inc.(2)	-	-	100.00	100.00
Newbridge Strategic Partners (3)	100.00	100.00	-	

(1) Consolidated by the Maxion Componentes Estruturais Ltda.
(2) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC.
(3) Idle company.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

			Amsted-Maxion Fundição e Equipamentos Ferroviário S.A.
	03/31/2006	12/31/2005	03/31/2005
Balance sheets			
Current assets	307,865	259,507	261,003
Noncurrent assets	21,625	54,888	50,439
Permanent assets	121,561	118,590	67,656
Total assets	451,051	432,985	379,098
Current liabilities	290,144	265,431	287,128
Noncurrent liabilities	87,808	105,569	53,213
Shareholder's equity	73,099	61,985	38,757
Total liabilities and shareholders' equity	451,051	432,985	379,098
Statements of income			
Net sales of goods	276,425	1,184,873	235,520
Cost of goods sold	(231,392)	(984,601)	(209,854)
Gross profit	45,033	200,272	25,666
Operating expenses, net	(28,182)	(100,745)	(22,381)
Nonoperating expenses, net	-	(190)	(81)
Income and social contribution taxes	(5,737)	(30,529)	(1,095)
Net income for the year	11,114	68,808	2,109

4. Trade accounts receivable (consolidated)

	3/31/2006	12/31/2005
Current:		
Domestic customers	137,207	107,720
Foreign customers	58,956	55,525
Discounted receivables	(7,628)	(9,041)
Allowance for doubtful accounts	(2,113)	(2,471)
	186,422	151,733
Noncurrent:	10,720	11,157
Domestic customers	(7,888)	(7,267)
Allowance for doubtful accounts	2,832	3,890

5. Inventories (consolidated)

	3/31/2006	12/31/2005
Finished goods	48,619	50,697
Work in progress	7,049	5,847
Raw materials	68,956	78,209
Auxiliary and maintenance materials	3,347	2,588
Packaging and storeroom materials	1,296	2,208
Provision for slow moving inventories and loss of inventories	(2,349)	(2,345)
Advance to supply	3,966	4,404
Imports in transit	938	886
	131,822	142,494

6. Related party transactions

	Direct subsidiaries							
	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Tecob Cobranças, Representações e Comércio Ltda.	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Assets								
Interest on shareholders' equity and dividends	4,311	13,694	-	-	-	-	-	-
Noncurrent assets (loan contracts)	-	-	-	-	53,839	53,113	-	-
Liabilities								
Interest on shareholders' equity and dividends	4,311	13,693	4,833	4,771	-	-	-	-
Obligations (loan contracts)	-	-	-	-	-	-	3,432	3,432
Provision for negative equity	-	-	-	-	-	-	3,389	3,389
	3/31/2006	3/31/2005	3/31/2006	3/31/2005	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Income								
Financial expenses	-	-	-	-	(20)	(18)	-	-
Financial income	-	-	-	-	4,544	459	-	-
Other non-operating income (expenses)	-	-	-	-	-	-	-	225

	Indirect subsidiaries						Parent Company	
	Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA, Inc.		Total			
	3/31/2006	12/31/2005	3/31/2006	12/31/2005	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Assets								
Accounts receivable	11,850	12,331	350	363	12,200	12,694	-	-
Interest on shareholders' equity and dividends	-	-	-	-	4,311	13,694	9,429	19,366
Noncurrent assets (loan contracts)	3,432	3,432	-	-	57,271	56,545	25,866	26,477
Liabilities								
Suppliers	350	363	11,850	12,331	12,200	12,694	-	-
Interest on shareholders' equity and dividends	4,595	14,604	-	-	13,739	33,068	-	-
Obligations (loan contracts)	19,205	19,320	6,661	7,157	29,298	29,909	53,839	53,113
Provision for negative equity	-	-		-	3,389	3,389	3,389	3,389
	3/31/2006	3/31/2005	3/31/2006	3/31/2005	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Income								
Sale of goods	7,964	10,649	-	-	7,964	10,649	-	-
Purchases	-	-	7,964	10,649	7,964	10,649	-	-
Financial expenses	(124)	(443)	(19)	(21)	(163)	(482)	(4,210)	(1,163)
Financial income	-	-	15	15	4,559	474	142	1,199
Other non-operating income (expenses)	237	-	-	-	237	225	(237)	(225)

The balance of R$19,205 (R$19,320 as of December 31, 2005) with Maxion Sistemas Automotivos Ltda. is composed as follows:

- R$2,783 (R$2,874 as of December 31, 2005) of the purchase agreement for the commercial fund entered into in 1996, plus interest of 1.5% per month, renegotiated quarterly, with maturity on December 31, 2006;
- R$16,422 (R$16,446 as of December 31, 2005) referring to the net total assets of the former agricultural machinery division, disposed of in prior years, with no maturity date. The services provided by Maxion Sistemas Automotivos Ltda. are authorized by a business mandate.

The balance of R$6,661 (R$7,157 as of December 31, 2005) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 1.41% p.a., with maturity on May 1, 2006.

The balance of R$53,839 (R$53,113 as of December 31, 2005) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on May, 1, 2006.

The operations with related parties were performed under normal market conditions.

On March 31, 2006, the Company presented the following amounts of guarantees and sureties related to loans, financing and advances from customers:

	Sureties given
Maxion Sistemas Automotivos Ltda.	59,749
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	(*) 38,564
Balances at March 31, 2006	98,313
Balances at December 31, 2005	109,266

(*) Of these totals, the performance guarantee related to the delivery of wagons by Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is equivalent to R$5,053 (R$5,580 as of December 31, 2005).

7. Tax recoverable (consolidated)

	3/31/2006	12/31/2005
Value added tax on sales and services (ICMS)	16,974	21,522
Excise tax (IPI)	2,120	2,339
Income tax (IRPJ)	939	943
Employees' profit participation program (PIS)	1,293	1,297
Tax for social security financing of social contribution (COFINS)	1,252	1,327
Other	77	63
	22,655	27,491
Current assets	(18,895)	(6,130)
Noncurrent assets	3,760	21,361

8. Investments

a. Composition of balances

	Consolidated		Parent company	
	3/31/2006	12/31/2005	3/31/2006	12/31/2005
Equity in subsidiaries	-	-	275,758	257,944
Other investments	369	509	244	244
	369	369	276,002	258,188

b. Movement of balances in subsidiaries

Companies	Ownership %	Balance of Investments 12/31/2005	Equity in net income of subsidiaries 3/31/2006	Balance of Investments 3/31/2006
Maxion Sistemas Automotivos Ltda.	6.17	10,873	736	11,609
Maxion Componentes Estruturais Ltda.	99.99	165,195	11,205	176,400
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	30,994	5,556	36,550
Iochpe Holdings, LLC	100.00	50,882	317	51,199
		257,944	17,814	275,758

9. Property, plant and equipment

a. Composition

	Average rate of depreciation % p.a.	Consolidated				Parent company			
		3/31/2006			12/31/2005	3/31/2006			12/31/2005
		Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Buildings and improvements	4	88,885	(38,084)	50,801	50,706	-	-	-	-
Machinery and equipment	10	254,825	(161.562)	93,263	92,358	-	-	-	-
Patterns	10 to 33 (*)	20,171	(16.266)	3.905	4,193	-	-	-	-
Furniture and fixtures	10	6,581	(3.746)	2.835	2,411	747	(747)	-	-
Vehicles	20	1,149	(797)	352	369	-	-	-	-
Computer equipment	20	7,039	(4.787)	2.252	2,207	586	(539)	47	51
Other property, plant and equipment	10 and 20	3,976	(1,555)	2,421	9,109	104	-	104	104
Tools	20	27,344	(19,228)	8,116	8,987	-	-	-	-
Land		9,191	-	9,191	9,191	-	-	-	-
Construction in progress (**)		26,652	-	26,652	24,526	-	-	-	-
Spare parts of machinery		27,713	-	27,713	18,828				
Advances to suppliers		8,039	-	8,039	6,238	-	-	-	-
		481,565	(246,025)	235.540	229,123	1,437	(1,286)	151	155

(*) Average rate of 23.2% in 2006 and 2005.
(**) Refers, basically, to the buildings in the amount of R$10,228 (R$9,087 as of December 31, 2005), machinery and equipment of R$13,274 (10,559 as of December 31, 2005) and other fixed assets of R$3,150 (R$4,880 as of December 31, 2005).

The amount of R$6.597 was granted as guarantee for a civil proceeding in progress, referring to the acquisition value of machinery and equipment.

b) Movement - Consolidated

	12/31/2005	03/31/2006			
	Cost	Additions	Write-offs	Other	Cost
Buildings and improvements	88,961	1,040	-	(1,116)	88,885
Machinery and equipment	248,913	4,916	(93)	1,089	254,825
Patterns	19,879	292	-	-	20,171
Furniture and fixtures	6,064	517	-	-	6,581
Vehicles	1,141	8	-	-	1,149
Computer equipment	6,845	194	-	-	7,039
Other property, plant and equipment	3,960	16	-	-	3,976
Tools	27,247	97	-	-	27,344
Land	9,191	-	-	-	9,191
Construction in progress	24,527	2,361	-	(236)	26,652
Spare parts of machinery	25,443	2,284	-	(14)	27,713
Advances to suppliers	6,238	1,801	-	-	8,039
	468,409	13,526	(93)	(277)	481,565

10. Deferred charges (consolidated)

	3/31/2006	12/31/2005
Development of new products	7,068	7,199
Computerized systems	1,283	1,283
Expansion costs	255	252
	8,606	8,734
Accumulated amortization	(6,105)	(5,870)
	2,501	2,864

11. Loans and financing (consolidated)

	Index	Annual interest - %	3/31/2006	12/31/2005
Local currency:				
BNDES	TJLP	2.37 to 4.20	124,650	110,990
FINAME	TJLP	5.00 to 7.00	9,170	9,299
PRO Industry and PROIM	IGPM	6.00	4,205	4,773
Compror	CDI	0.78	3,321	
Foreign currency:				
ACC - US$ 2,815 (US$5,925 as of December 31, 2005)	US$	4.68 to 5.75	6,116	13,870
Import US$ 4,961 (US$4,767 as of December 31, 2005)	US$	6.39 to 8.73	10,777	11,159
Pre-Export US$ 6,997 (US$11,448 as of December 31, 2005)	US$	8.73 to 8.98	15,200	26,798
			173,439	176,889
Current portion included in current liabilities			(113,814)	(79,195)
Noncurrent liabilities			59,625	97,694

The long-term installments have the following payment schedule:

	Consolidated
Maturity:	
2007	47,489
2008	5,636
2009	3,493
2010 onwards	3,007
	59,625

The loans and financing are secured by property, plant and equipment assets in the amount of R$9,583 (R$9,831 as of December 31, 2005) and real estate mortgages in the amount of R$4,205 (R$4,698 as of March 31, 2005, and guarantees mentioned in Note 6.

12. Provision for contingencies (consolidated)

The Company and its subsidiaries are parties to judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover possible losses from the current actions, as follows:

Contingencies	Carrying value at the beginning of the year 12/31/2005	Additional provisions made in the period	Amounts used-written-off against provision	Amounts not used-reversed during the period	Financial restatement	Carrying value at the end of the period 3/31/2006
Tax proceedings:						
Federal	52,804	1,554	-	(579)	959	54,738
State	1,423	-	-	-	57	1,480
Labor	5,482	770	(386)	-	-	5,866
Civil	517	-	-	-	-	517
	60,226	2,324	(386)	(579)	1,016	62,601

We present below a brief description of the legal proceedings, according to their nature, in which the Company and its subsidiaries are parties.

Proceedings of a tax nature

At March 31, 2006, the Company and its subsidiaries were parties to legal and administrative proceedings related to tax issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$64,194, where R$56,218 that is considered as a probable risk is provisioned for.

The tax contingencies are related mainly to administrative pleadings concerning the IPI credit premium and litigation concerning the calculation basis of PIS/COFINS (Law 9718/98), as follows:

- IPI credit premium in the amount of R$33,700: Based on the decisions of the Superior Court of Justice, which confirmed the understanding of Decree Law 1894/81, maintaining in force the benefit of credit premium, in 2002 the subsidiaries Maxion Componentes Estruturais Ltda. and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. began to calculate the credit from this tax and filed administrative requests for reimbursement and, subsequently, for offsetting of these credits against other federal taxes;

- Calculation basis of PIS/COFINS in the amount of R$15,060: In June 1999, the Company filed legal proceedings challenging the demandability of PIS and COFINS, in conformity with the amendment to Law 9,718/98 (broadening of the calculation basis of these taxes to all revenues), and ceased to pay the abovementioned contributions in the period from June 1999 to October 2003. On November 9, 2005 the broadening of the calculation basis was considered unconstitutional. With respect to the provision for COFINS, the Parent Company has already obtained a favorable decision in the final jurisdiction in the amount of R$8,608; however, the Company and its subsidiaries will maintain the total provision until the final, unappeasable judgment of all its actions.

Proceedings of a labor nature

At March 31, 2006, the Company and its subsidiaries were parties to legal proceedings related to labor issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$12,476, where R$5,866 that is considered as a probable risk is provisioned for. The main themes addressed in these labor proceedings are overtime, additional allowances for dangerous work and health hazards, wage parity, severance pay, and fines related to the Government Severance Indemnity Fund (FGTS) referring to the Summer and Collor Plans, amongst others.

Proceedings of a civil nature

At March 31, 2006, the Company and its subsidiaries were parties to legal proceedings related to civil issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$7,314, where R$517 that is considered as a probable risk is provisioned for.

There are other proceedings assessed by its legal counsel as being of remote risk with no sufficiently secure measured amounts, for which no provision was recorded considering that accounting practices adopted in Brazil do not require them to be entered in the accounting or to be disclosed.

13. Income and social contribution taxes

a. Deferred (consolidated)

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectations of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforwards and the negative bases of social contribution tax. There is no statutory limitation period and they can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed quarterly by the Company and its subsidiaries and deriving adjustments have not been significant in relation to the Management's estimates.

The composition of taxes on the calculation basis referring to deferred tax credits is presented as follows:

	Consolidated	
	03/31/2006	**12/31/2005**
Temporary differences		
Tax contingency	14,727	14,126
Labor contingency	245	1,062
Allowance for doubtful accounts	692	1,174
Remuneration profit sharing	767	1,809
Other	4,678	3,633
	21,109	21,804
Tax losses	19,366	21,090
Negative basis of social contribution	1,349	1,934
	41,824	44,828
Current assets	(12,879)	(12,475)
Noncurrent assets	28,945	32,353

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instructions 371, the Company and its subsidiaries expect to offset the tax credits resulting from tax losses and negative basis of social contribution in the following years:

The projections of realization of consolidated deferred tax assets are as follows:

2006	10,268
2007	10,447
	20,715
Deferred credits on temporary differences	21,109
	41,824

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end.

The Company has tax loss carry-forwards in the amount of R$208,455 (R$206,327 as of December 31, 2005), negative basis for social contribution taxes in the amount of R$221,430 (R$219,247 as of December 31, 2005), with no statutory limitation period, and temporary differences in the amount of R$12,331 (R$11,603 as of December 31, 2005).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The Company has no income and social contribution tax assets since it is a holding company and generates no taxable income.

b. Reconciliation with net income for the year - current

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Consolidated		Parent company	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Net income before tax	26,414	27,264	14,904	15,115
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes Calculated at the statutory rates	(8,981)	(9,270)	(5,067)	(5,139)
Equity in net income of subsidiaries	-	-	6,056	5,525
Nondeductible expenses	(582)	238	(261)	359
Unrecognized tax assets on temporary differences	441	(1,311)	-	-
Exchange variation on foreign investments	(1,244)	74	-	-
Unrecognized tax assets on tax loss carry-forward	(413)	(2,971)	(728)	(745)
Recognition of tax assets on temporary differences and Offset of losses carry-forward	2,287	3,750		
	(8,492)	(9,490)		

14. Shareholders' equity (Parent company)

a. Capital stock

The capital stock is represented by 53,232,304 shares: 18,428,597 common shares and 34,803,707 preferred shares, with no par value.

The Company is authorized to increase the capital stock, regardless of statutory amendment, up to the limit of more 6,000,000 shares: 2,000,000 common shares and 4,000,000 preferred shares.

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

d. Dividends

Net income for the year calculated in accordance with the Art. 191 of Law 6,404/76 (as of December 15, 1976) is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at the annual general meeting (AGO) is to be distributed as a supplementary dividend to shareholders.

15. Non-operating result

	Consolidated		Parent company	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Losses from discontinuing business	(2,220)	(2,453)	(729)	(404)
Redemption of quotas in subsidiary	(2,884)	(2,836)	-	-
Others	(2)	5	-	-
	(5,106)	(5,284)	(729)	(404)

The amount of R$2,884 (R$2,836 as of March 31, 2005) recorded in the consolidated statements refers to the redemption of quotas of the subsidiary Maxion Sistemas Automotivos Ltda. (new corporate name of Maxion Componentes Automotivos S.A.) as determined in the articles of association of the subsidiary. The subsidiary has the option of continuing to redeem the balance of 70,017 quotas each month until May 2007 at the unit value of R$202.37 corrected by the General Price Index (IGP-M) since December 2003 until the date of each redemption.

16. Financial instruments (Subsidiary and consolidated)

Market Values

The amounts of the assets and liabilities financial instruments in the quarterly financial statements on March 31, 2006 were determined according to the accounting criteria and practices disclosed in specific notes. Most of these instruments are short term and their carrying values are close to market values.

Foreign exchange exposure of balances

The Company and its subsidiaries record an assets consolidated foreign exchange exposure of US$2,785 thousand on March 31, 2006 (US$ 4,570 thousand liabilities on December 31, 2005),

mainly resulting from ACC operations and accounts payable of foreign suppliers and from assets, mainly in accounts receivable overseas.

Foreign exchange exposure - export flows

The US dollar quotation against the real affects exports, which accounted for about 18.6% of the consolidated net operating revenue in the first quarter of 2006. The impact of the real appreciation in exports compared to the first quarter of 2005 (average foreign exchange of R$2.1712 in the first quarter of 2006, against R$2.7489 in the first quarter of 2005) resulted in a loss of about 3.8 percentage points in the gross margin.

Concentration of our sales

Most part of our revenues results from the sales of products to automakers and railroad operators.

Fluctuation in steel prices, our main input

A significant portion of our operations depends on our capacity to acquire steel at competitive prices. Should the steel price have a significant increase and should we do not manage to transfer this increase to the price of our products or reduce our operating costs to offset this increase, our operating margin will be reduced.

17. Supplementary pension plan (consolidated)

Since August 1, 2004, the subsidiary Maxion Sistemas Automotivos Ltda. has been participating in Bradesco Previdência e Seguros S.A. - Sociedade de Previdência Privada, which offers complementary retirement, gratuity and sickness allowance plans. The retirement plan is a defined contribution plan, which uses the financial capitalization regime for the actuarial calculation of the reserves. At March 31, 2006, there were 3,456 employees (3,211 employees at March 31, 2005) participating in this plan. The Company made total contributions in the amount of R$172 (R$155 at March 31, 2005).

18. Statements of cash flows – Indirect method

	Consolidated		Parent company	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Cash flows from operating activities				
Net income for the year	**14,904**	**15,115**	**14,904**	**15,115**
Adjustments to reconcile net income to net cash operating activities:				
Depreciation and amortization	6.988	6.496	3	4
Deferred taxes – Current and noncurrent assets	3.004	2,639	-	-
Residual cost on permanent assets disposal	-	82	-	-
Equity in net income of subsidiaries	-	-	(17.814)	(16.250)
Interest on shareholders' equity and dividends from subsidiaries				
Received in the quarter	-	-	9,939	1,178
Changes in assets and liabilities				
Increase in accounts receivable	(33,631)	(57,487)	-	-
Decrease (increase) in inventories	10.672	(11.742)	-	-
(Decrease) increase in suppliers	(2,056)	5.663	-	-
Decrease (increase) in other accounts receivable, taxes recoverable and other accounts	(2.560)	(13.575)	618	14.022
(Decrease) increase in other accounts payable, provision and other accounts	(11,929)	1,594	(26.966)	314
(Decrease) increase in income and social contribution Taxes	2.260	9,341	-	-
Net cash provided by operating activities	(12,348)	(41,874)	(19.316)	14,383
Cash flows from investment activities				
Acquisition of property, plant and equipment	(13.526)	(13,051)	-	3
Net cash used in investment activities	(13.526)	(13.051)	-	3
Cash flows from financing activities				
Loans	44,064	75,809	-	-
Loans/debentures payments	(46,655)	(61,309)	-	(26.321)
Interest paid – loans/debentures	(858)	(3,214)		(1,813)
Net cash provided by (used in) financing activities	(3,449)	11,286	-	(28.134)
Statement of reduction of cash and cash equivalents	(29.323)	(43.639)	(19.316)	(13.748)
At the beginning of the quarter	51.962	73.926	19.695	14.812
At the end of the quarter	22.639	30,287	379	1.064
Reduction in cash and cash equivalents	(29,323)	(43,639)	(19.316)	(13.748)

04.01 – NOTES TO THE FINANCIAL STATEMENTS

19. Statements of added value

	Consolidated		Parent company	
	3/31/2006	3/31/2005	3/31/2006	3/31/2005
Income (expenses)				
Sales of goods and services rendered	409,760	421,080	-	-
Allowance for doubtful accounts – (increase) reversal	241	(54)	-	-
Nonoperating result	(5,106)	(5,284)	(729)	1,261
	404,895	415,742	(729)	1,261
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	206,242	230,179	-	-
Cost of goods sold and services rendered	40,854	45,583	-	-
Materials, power, third parties services and other	34,405	42,588	1,361	1,351
	281,501	318,350	1,367	1,359
Gross added value	123,394	97,392	(2,090)	(90)
Retentions				
Depreciation and amortization	(6,988)	(6,496)	(3)	(4)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	116,406	90,896	(2,093)	(94)
Transferred added value received				
Equity in net income of subsidiaries	-	-	17,814	16,250
Financial income	1,234	613	1,581	1,215
	1,234	613	19,395	17,465
Total added value to be distributed	117,640	91,509	17,302	17,371
Distribution of added value				
Employees				
Payroll and related charges	47,181	38,789	490	582
Employees' participation	4,838	4,956	88	82
Taxes				
Federal	31,433	29,192	202	182
State	10,475	(7,158)	-	-
Municipal	71	87	8	8
Financiers				
Interest	7,396	9,313	1,561	1,356
Rental	1,342	1,215	49	46
Retained earnings	14,904	15,115	14,904	15,115
	117,640	91,509	17,302	17,371

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

Please refer to comments on the Company's consolidated performance.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2006	4 – 12/31/2005
1	Total Assets	671,804	674,931
1.01	Current Assets	387,855	375,161
1.01.01	Cash and Cash Equivalents	22,639	51,962
1.01.01.01	Cash and Banks	17,258	28,471
1.01.01.02	Interest Earning Bank Deposits	5,381	20,010
1.01.01.03	Cash in transit	0	3,481
1.01.02	Credits	200,152	160,138
1.01.02.01	Customers	186,422	151,733
1.01.02.02	Debtors by Assets Disposal	246	246
1.01.02.03	Advances to Suppliers	10,894	5,275
1.01.02.04	Other	2,590	2,884
1.01.03	Inventories	131,822	142,494
1.01.04	Other	33,242	20,567
1.01.04.01	Recoverable Taxes	18,895	6,130
1.01.04.02	Prepaid Expenses	1,468	1,962
1.01.04.03	Deferred Income Tax	12,879	12,475
1.02	Noncurrent Assets	45,539	67,414
1.02.01	Sundry Credits	2,832	3,890
1.02.01.01	Customers	2,832	3,890
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Other	42,707	63,524
1.02.03.01	Recoverable Taxes	3,760	21,361
1.02.03.02	Deferred Income Tax	28,945	32,353
1.02.03.03	Compulsory and Judicial Deposits	7,261	7,069
1.02.03.04	Other	2,741	2,741
1.03	Permanent Assets	238,410	232,356
1.03.01	Investments	369	369
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	0	0
1.03.01.03	Other Investments	369	369
1.03.02	Property, Plant and Equipment	235,540	229,123
1.03.03	Deferred	2,501	2,864

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2006	4 – 12/31/2005
2	Total Liabilities	671,804	674,931
2.01	Current Liabilities	289,683	270,312
2.01.01	Loans and Financings	113,814	79,195
2.01.02	Debentures	0	0
2.01.03	Suppliers	64,501	66,557
2.01.04	Taxes, Fees and Contributions	9,360	3,891
2.01.05	Dividends Payable	120	28,490
2.01.06	Provisions	39,048	39,723
2.01.06.01	Commissions	1,672	1,843
2.01.06.02	Payroll and Related Charges	29,507	30,672
2.01.06.03	Guarantee and Reviews	1,016	1,114
2.01.06.06	Other	6,853	6,094
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	62,840	52,456
2.01.08.01	Resellers and Customers	51,984	43,037
2.01.08.02	Tax Payment by Installments	1,116	1,081
2.01.08.03	Other	9,740	8,338
2.02	Noncurrent Liabilities	137,091	174,506
2.02.01	Loans and Financings	59,625	97,694
2.02.02	Debentures	0	0
2.02.03	Provisions	62,601	60,226
2.02.03.01	Tax Contingencies	56,218	54,227
2.02.03.02	Labor contingencies	5,866	5,482
2.02.03.03	Civil contingencies	517	517
2.02.04	Debts with Related Parties	0	0
2.02.05	Other	14,865	16,586
2.02.05.01	Tax Payment by Installments	2,600	2,788
2.02.05.04	Other	12,265	13,798
2.03	Deferred Income	0	0
2.04	Minority Interest	195	182
2.05	Shareholders' Equity	244,835	229,931
2.05.01	Paid-up Capital Stock	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	68,468	68,468
2.05.04.01	Legal	5,651	5,651
2.05.04.02	Statutory	62,817	62,817

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2006	4 – 12/31/2005
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Retained Earnings/Accumulated Losses	14,904	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- Code	2- Description	3- 1/1/2006 to 3/31/2006	4- 1/1/2006 to 3/31/2006	5- 1/1/2005 to 3/31/2005	6- 1/1/2005 to 3/31/2005
3.01	Gross Revenue from Sales and/or Services	409,760	409,760	421,080	421,080
3.02	Gross Revenue Deductions	(69,439)	(69,439)	(68,501)	(68,501)
3.03	Net Revenue from Sales and/or Services	340,321	340,321	352,579	352,579
3.04	Cost of Goods Sold and/or Services Rendered	(276,483)	(276,483)	(281,082)	(281,082)
3.05	Gross Profit	63,838	63,838	71,497	71,497
3.06	Operating Income/Expenses	(32,317)	(32,317)	(38,947)	(38,947)
3.06.01	Selling	(14,708)	(14,708)	(17,238)	(17,238)
3.06.02	General and Administrative	(11,505)	(11,505)	(12,202)	(12,202)
3.06.03	Financial	(6,162)	(6,162)	(8,700)	(8,700)
3.06.03.01	Financial Income	1,234	1,234	613	613
3.06.03.02	Financial Expenses	(7,396)	(7,396)	(9,313)	(9,313)
3.06.04	Other Operating Income	58	58	0	0
3.06.05	Other Operating Expenses	0	0	(807)	(807)
3.06.06	Equity in Net Income of Subsidiaries	0	0	0	0
3.07	Operating Income	31,521	31,521	32,550	32,550
3.08	Non-operating Income	(5,106)	(5,106)	(5,284)	(5,284)
3.08.01	Income	0	0	0	0
3.08.02	Expenses	(5,106)	(5,106)	(5,284)	(5,284)
3.09	Income before Tax/Holding	26,415	26,415	27,266	27,266
3.10	Provision for Income Tax and Social Contribution	(8,492)	(8,492)	(9,490)	(9,490)
3.11	Deferred Income Tax	(3,004)	(3,004)	(2,639)	(2,639)

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- Code	2- Description	3- 1/1/2006 to 3/31/2006	4- 1/1/2006 to 3/31/2006	5- 1/1/2005 to 3/31/2005	6- 1/1/2005 to 3/31/2005
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holding	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0	0
3.14	Minority Interest	(15)	(15)	(22)	(22)
3.15	Income/Loss for the year	14,904	14,904	15,115	15,115
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	53,232	53,232	53,232	53,232
	EARNINGS PER SHARE	0.27998	0.27998	0.28395	0.28395
	LOSS PER SHARE				

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE IN THE FIRST QUARTER OF 2006

In 1Q06, Iochpe-Maxion posted a net income of R$14.9 million (earnings per share, R$0.2800), compared to R$15.1 million in same period of 2005 (adjusted earnings per share for reverse split, R$0.2839). The net operating revenue in the quarter reached R$340.3 million, a 3.5% reduction, while the operating income before financial expenses (EBIT) reached R$37.7 million, a 8.6% decrease and EBITDA reached R$44.7 million, a 6.4% reduction, always comparing the first quarter of 2006 with same period of 2005.

Domestic Market

Brazilian production and exports of vehicles and agricultural machinery showed the following behavior in the periods indicated, in thousand units:

Segment	Production			Exports		
	1Q06	1Q05	Change (%)	1Q06	1Q05	Change (%)
Passenger cars	508.6	469.9	8.2	154.8	147.5	5.0
Light commercial vehicles	90.3	80.2	12.5	34.5	32.0	7.7
Trucks	24.1	27.5	(12.3)	7.4	7.0	4.9
Buses	8.6	8.2	5.7	3.6	4.0	(8.1)
Total vehicles	631.7	585.8	7.8	200.3	190.5	5.1
Agriculture machinery	11.3	13.8	(18.4)	5.4	8.4	(35.3)

Source: Anfavea (Brazilian Association of OEMs)

The Brazilian market of railway equipment showed the following behavior in the periods indicated:

Sale	1Q06	1Q05	Change (%)
Railway freight cars (unit)	1,309	1,375	(4.8)
Railway wheels (unit)*	10,745	9,009	19.3
Railway castings (tonne)*	733	1,046	(29.9)

Source: Amsted Maxion Estimate
* Only aftermarket. It does not include railway wheels and castings used in the assembly of railway cars

Exports

Table below summarizes the exports by products in the periods indicated, in US$ million.

Products	1Q06	1Q05	Change (%)
Wheels	8.8	8.5	3.5
Frames	2.0	2.8	(28.6)
Automotive Components	0.1	0.1	0.0
Industrial and Railway Castings (Amsted-Maxion)	36.6	22.6	61.9
(-) Consolidation adjustments: 50% of Amsted-Maxion	(18.3)	(11.3)	
Iochpe-Maxion – Consolidated	**29.2**	**22.7**	**28.6**

The highlight in 1Q06 was the industrial and railway castings exports growth. Main destinations of consolidated exports in terms of value were: USA with 50%; Latin America with 26%; Canada/Mexico with 8%, Africa/Middle East with 10% and Europe with 6%.

Subsidiary and joint venture

The **Wheel and Frames Division** of **Maxion Sistemas Automotivos Ltda.** (53% of the consolidated net operating revenue), manufacturer of wheels and frames and components, mainly operating in the trucks, buses, light commercial vehicles and agricultural machinery segments, showed in 1Q06 a 14.1% reduction in its net operating revenue compared to the same period of previous year, in light of a reduction in the domestic production of trucks and agricultural machinery, followed by the impact of Real appreciation over exports. On the other hand, the domestic production of buses and light commercial vehicles increased in relation to previous year (see details in the section "Domestic Market"). Agreements were concluded during the quarter, which will represent additional revenues of approximately R$12.8 million, pointing out stamped exports for Denso in Italy, scheduled to start in October 2006.

The **Automotive Components Division** of **Maxion Sistemas Automotivos Ltda.** (6% of the consolidated net operating revenue), manufacturer of doorlocks, latches, knobs, keys and cylinders, hand-brake levers, hinges and pedal sets, among other products, mainly for passenger cars, recorded in 1Q06 a 12.1% reduction when compared to the same period of previous year. Such decrease was due to the sale of assets related to the window raiser mechanism business that was still accounting for 18% of the Division's net operating revenue in the first quarter of 2005.

The **Amsted-Maxion Fundição e Equipamentos Ferroviários** (41% of the consolidated net operating revenue), manufacturer of railway freight cars, railway wheels and industrial and railway castings, is a joint venture between Iochpe-Maxion and Amsted Industries, leading company in the manufacturing of railway wheels and castings in the U.S. market. In 1Q6, it obtained a 17.4% growth in relation to same period of previous year, on account of railway and industrial castings exports growth. As a subsequent event, orders of 455 railway freight cars have been canceled by the customers Brasil Ferrovias and C.V.G. Ferrominera Orinoco. On the other hand, the Company has concluded negotiation to sell 69 railway freight cars to Itaú Leasing. Therefore, as of this date, Amsted Maxion's railway freight cars orders reached 2,695 units for deliveries during 2006, accounting for sales of nearly R$510 million.

Operating and financial performance

Net operating revenue
The consolidated net operating revenue reached R$340.3 million in 1Q06, a 3.5% reduction when compared to the same period of previous year. Such performance is a result of the slowdown in domestic production of trucks and agricultural machinery, the impact of Real appreciation over exports and the industrial and railway castings exports growth.

The table below shows the net operating revenue by company and by market in the periods indicated, in R$ million.

Companies	Market	1Q06	1Q05	Change (%)
Maxion Sistemas Automotivos – Wheels and Frames Division	Domestic	157.7	178.3	(11.6)
	Export	23.4	32.6	(28.2)
	Total	181.1	210.9	(14.1)
Maxion Sistemas Automotivos – Automotive Components Division	Domestic	21.0	23.9	(12.1)
	Export	0.1	0.1	0.0
	Total	21.1	24.0	(12.1)
Amsted-Maxion Fund. e Equip. Ferrov.	Domestic	197.0	176.0	11.9
	Export	79.4	59.5	33.4
	Total	276.4	235.5	17.4
(-) Consolidation adjustments: 50% of Amsted-Maxion Fund. e Equip. Ferrov.	Domestic	(98.6)	(88.0)	
	Export	(39.7)	(29.8)	
	Total	(138.3)	(117.8)	
Iochpe-Maxion – Consolidated	**Domestic**	**277.1**	**290.2**	**(4.5)**
	Export	**63.2**	**62.4**	**1.3**
	Total	**340.3**	**352.6**	**(3.5)**

The table below shows the volumes sold of certain products in the periods indicated.

Quantities sold:	1Q06	1Q05	Change (%)
Road wheels (thousands of units)	349	399	(12.5)
Railway wheels* (units)	8,547	5,907	44.7
Railway freight cars (units)	1,188	1,212	(2.0)
Castings* (metric tons)	17,483	14,960	16.9

* Only aftermarket, it does not include wheels and castings used in the assembly of new railway cars.

Cost of goods sold
The cost of goods sold, which accounted for 81.2% of the consolidated net operating revenue, was R$276.5 million in 1Q06, a 1.6% reduction when compared to R$281.1 million recorded in the same period of 2005, which, on its turn, accounted for 79.7% of the consolidated net operating revenue in that quarter.

Gross Income
Gross income reached R$63.8 million in 1Q06, or 18.8% of the net operating revenue, a 10.7% decrease in relation to same period of 2005, when gross income amounted to R$71.5 million, or 20.3% of the net operating revenue. The impact caused by Real appreciation over exports when compared to the same period of previous year (average exchange of R$2.1712 in 1Q06, against R$2.7489 in the same period of 2005), represented a loss of 380 basis points of gross margin.

Operating expenses
Operating expenses in 1Q06 reached R$26.2 million, a 13.5% decrease when compared to the same period of 2005, when operating expenses amounted to R$30.2 million. The operating expenses accounted for 7.7% of the net operating revenue in 1Q06, against 8.6% in the same period of 2005.

Decreased operating expenses reflect a reduction of variable sales expenses, on account of reduced consolidated net operating revenue.

Operating income before net financial expense (EBIT)
EBIT reached R$37.7 million in 1Q06, or 11.1% of the consolidated net operating revenue, against R$41.3 million in the same period of 2005, or 11.7% of the consolidated net operating revenue. For reasons of such reduction, see sections "Gross Income" and "Operating Expenses".

Net financial expense
The net financial expense reached R$6.2 million in 1Q06 (R$8.7 million in the same period of 2005), reduced by R$0.8 million due to the effect of Real appreciation (R$0.1 million decrease in the same period of 2005) and in view of a lower average cost of indebtedness when compared to 1Q05. The net foreign currency exposure at the end of 1Q06 was an asset position of US$2.6 million.

Non-operating result
In 1Q06, the non-operating result was negative at R$5.1 million (1.5% of the net operating revenue), due to expenses and provisions derived from discontinued businesses, against a negative result of R$5.3 million in the same period of 2005 (1.5% of the net operating revenue).

Income tax and social contribution
The income tax and social contribution reached R$11.5 million in 1Q06 (R$12.2 million in the same period of 2005), against income before income tax of R$26.4 million (R$27.3 million in the same period of 2005).

Net Income
Net income reached R$14.9 million in 1Q06 (R$0.2800 per share), a 1.4% reduction when compared to an income of R$15.1 million in the same period of 2005 (R$0.2839 per share).

EBITDA
The table below shows the evolution of EBITDA in the periods indicated:

	1Q06	1Q05	Change (%)
Net income	14.9	15.1	(1.4)
Income tax and social contribution	11.5	12.1	(5.2)
Non-operating income	5.1	5.3	(3.4)
Net financial expenses	6.2	8.7	(29.2)
Depreciation and amortization	7.0	6.5	7.7
EBITDA	44.7	47.7	(6.4)

EBITDA showed in 1Q06 a 6.4% reduction in relation to the amount obtained in the same period of previous year, reaching R$44.7 million. EBITDA margin stood at 13.1%, a performance lower than 13.5% in 1Q05 (the sections "Gross Income" and "Operating Expenses" explain the reasons of such reduction).

Liquidity and indebtedness

The consolidated available cash and cash equivalents at the end of March 2006, reached R$22.6 million, all the amount being recorded in the short term. The cash and cash equivalents denominated in U.S. dollars accounted for approximately 9% of total available cash and cash equivalents on this date.

The consolidated gross bank debt reached on same date the amount of R$173.4 million, R$113.8 million in the short term and R$59.6 million recorded in the long term. The main *indexes of such indebtedness are: TJLP (long-term interest rates) with 71% of total gross* amount, followed by U.S. dollar with 25%, CDI (interbank rate) with 2% and IGP-M (wholesale price index) with 2%.

The consolidated net bank debt reached R$150.8 *million in* March 2006 (R$ 124.9 million in December 2005 and R$157.8 million in March 2005). The ratio between this amount and last 12 months EBITDA stood at 0.7x in March 2006, inferior to the ratio 0.9x in March 2005. The consolidated net bank debt position in March 2006 was favored by R$13 million on account of *entry of prepayments related to the agreements for the sale of railway cars* for delivery in 2006 (benefit of R$18 million in March 2005 and R$33 million in December 2005).

In March 2006, the Company paid dividends referring to 2005 earnings results in the total amount of R$28.4 million, increasing the banking indebtedness shown at the end of the first quarter of 2006. The dividends referring to 2004 earnings results of R$16.1 million were paid only in April 2005.

Capital Expenditures

During 1Q06, capital expenditures in the development of new products and industrial park upgrade reached R$13.5 million (R$13.1 million in the same period of 2005).

Capital markets

The preferred shares (Bovespa: MYPK4) ended 1Q06 quoted at R$18.80, a 17.6% appreciation over the past 12 months and a drop of 1.0% in 1Q06; the common shares (Bovespa: MYPK3) ended 1Q06 quoted at R$14.99, a 9.0% appreciation over the past 12 months and 15.5% in 1Q06. At the end of 1Q06, Iochpe-Maxion reached a market capitalization of R$930.6 million and the book value per share reached R$4.60.

In 1Q06, Iochpe-Maxion's shares showed a daily average volume for trading at the São Paulo Stock Exchange of R$3.1 million (R$0.6 million in 1Q05) and a daily average number of 174 trades (22 in 1Q05). Such growth derives from higher stake of non-controlling shareholders (free-float), which increased from 25.3% at the end of March 2005 to 48.3% at the end of March 2006, on account of the secondary offering concluded in 1Q06.

Secondary Public Offering
On March 8, 2006, a secondary public offering of preferred shares issued by Iochpe-Maxion was concluded, offered by BNDESPAR, FPS and Fundo Sinergia, which started on February 1, 2006. The offering involved 17,672,924 Iochpe-Maxion's preferred shares, which accounted for 33.2% of its total capital.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01193-2	IOCHPE–MAXION S.A.	61.156.113/0001-75

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The investor relations website of Iochpe-Maxion (www.iochpe-maxion.com.br) contains full information about the Company, including among others, the annual and social reports of 2005, quarterly reports, financial statements, presentations and news.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)	
01	IOCHPE HOLDINGS LLC		PRIVATE SUBSIDIARY	99.99	20.78
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		1		1	
02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	PRIVATE SUBSIDIARY	99.99	67.47
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		117,596		117,598	
03	MAXION SISTEMAS AUTOMOTIVOS S.A.	00.736.659/0001-63	SUBSIDIARY/AFFILIATE'S INVESTEE	99.89	76.59
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		131,211		131,211	
04	AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S.A.	01.599.436/0001-01	PRIVATE SUBSIDIARY	50.00	12.66
COMMERCIAL, INDUSTRY AND OTHER TYPES OF COMPANY		2,710,015		2,710,015	

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

01. Shareholder position of that one holding five percent (5%) of the Company's voting or preferred capital, directly or indirectly, to the level of individuals.

Shareholder	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
Companhia Iochpe	92753367/0001-02	9,222,509	50.04	-	0.00	9,222,509	17.33
Dan Ioschpe	439240690-34	210,309	1.14	-	0.00	210,309	0.40
Daniel Ioschpe	580680-15	310,873	1.69	-	0.00	310,873	0.58
Degus Participações Ltda.	31063985/0001-28	436,795	2.37	11,884	0.03	448,679	0.83
Evelyn Noemi Berg Ioschpe	56683950-49	310,872	1.69	116,375	0.33	427,247	0.80
Fundação Iochpe	93131290/0003-55	253,418	1.38	264	0.00	253,682	0.48
IBI Participações e Negócios Ltda.	92198035/0001-03	695,500	3.77	-	0.00	695,500	1.31
Iboty Brochmann Ioschpe	922820-91	-	0.00	1	0.00	1	0.00
Infipar Participações Ltda	87292264/0001-44	706,377	3.83	84	0.00	706,461	1.33
Inova Investimentos Ltda.	3541634/0001-40	41,000	0.22	-	0.00	41,000	0.08
Ivoncy Brochmann Ioschpe	922900-00	480,867	2.61	332	0.00	481,199	0.90
Mauro Litwin Ioschpe	154727520-00	-	0.00	1	0.00	1	0.00
Salomão Ioschpe	400517220-20	-	0.00	1	0.00	1	0.00
Companhia Iochpe and affiliates – Total		**12,668,520**	**68.74**	**128,942**	**0.36**	**12,797,462**	**24.04**
BNDES Participações S.A.	00383281/0001-09	3,582,754	6.73	9,612,777	18.06	13,195,531	24.79
Fundo de Participação Social	33657248/0001-89	429,296	0.81	-	0.00	429,296	0.81
BNDES Participações S.A. and FPS - Total		**4,012,050**	**7.54**	**9,612,777**	**18.06**	**13,624,827**	**25.60**
ISI Participações Ltda	**90575502/0001-02**	**1,075,747**	**5.84**	-	-	**1,075,747**	**2.02**
The GMO Emerging Markets Fund		-	**0.00**	**1,791,100**	**5.15**	**1,791,100**	**3.36**
Fundo de Investimento-Banco Opportunity	**33857830/0001-99**	-	**0.00**	**2,367,300**	**6.80**	**2,367,300**	**4.45**

Parent Company/Investor COMPANHIA IOCHPE	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
IBI Participações e Negócios Ltda	92198035/0001-03	134	23.93	-	-	134	23.93
INFIPAR Participações Ltda.	87292264/0001-44	136	24.29	-	-	136	24.29
ISI Participações Ltda.	90573502/0001-02	134	23.93	-	-	134	23.93
DEGUS Participações Ltda.	31063985/0001-28	88	15.72	-	-	88	15.72
Ivoncy Brochmann Ioschpe	000922900-00	22	3.93	-	-	22	3.93
Daniel Ioschpe	000580680-15	23	4.10	-	-	23	4.10
Evelyn Noemi Berg Ioschpe	056683950-49	23	4.10	-	-	23	4.10
Total		560	100.0	-	-	560	100.0

Parent Company/Investor IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Iboty Brochmann Ioschpe	000922820-91	6,798,246	100.0
Eduardo Ioschpe	001749030-81	1	0.0
Claudia Ioschpe	938905590-34	1	0.0
Total		6,798,248	100.00

Parent Company/Investor INFIPAR PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Ivoncy Brochmann Ioschpe	000922900-00	11,596,896	99.90
Dan Ioschpe	439240690-34	5,960	0.05
Salomão Ioschpe	400517220-20	5,960	0.05
Total		11,608,816	100.00

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Parent Company/Investor ISI PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Mauro Litwin Iochpe	154727520-00	1,849,991	21.26
Aline Kolodny Nemetz	55423493072	1,804,991	20.72
Mirela Litvin Ioschpe Wainstein	411382100-30	1,804,991	20.72
Matuzalem Ioschpe	138092109-00	1,624,471	18.65
Marlene Iochpe Kolodny	147601180-04	1,624,471	18.65
Total		8,708,915	100.00

Parent Company/Investor DEGUS PARTICIPAÇÕES LTDA.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	QUOTAS	%
Daniel Ioschpe	000580680-15	349,993	70.00
Evelyn Noemi Berg Ioschpe	056683950-49	149,994	30.00
Ademar Rui Bratz	069947840-53	13	0.00
Total			

Parent Company/Investor INOVA INVESTIMENTOS S.A.	CNPJ (Corporate Taxpayer's ID) / CPF (Individual Taxpayer's ID)	Common	%	Preferred	%	TOTAL	%
Ivoncy Brochmann Ioschpe	000922900-00	3,526,560	94.80	-	-	3,526,560	94.80
Dan Ioschpe	439240690-34	193,440	5.20	-	-	193,440	5.20
Total		3,720,000	100.0	-	-	3,720,000	100.0

02. Quantity and characteristics of the securities issued by the Company, whose ownership is, directly or indirectly, of the Controlling Shareholder, Management and Members of the Fiscal Council.

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Directors	-	0.00	306	0.00	306	0.00
Board of Executive Officers	-	0.00	4,820	1.01	4,820	0.01
Controlling Shareholders	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Fiscal Council	-	0.00	-	0.00	-	0.00

03. Evolution of the direct or indirect ownership of the Controlling Shareholders, members of the Board of Directors, Board of Executive Officers and Fiscal Council in relation to the respective securities over the last twelve months.

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Directors						
Apr/05	-	0.00	301	0.00	301	0.00
May/05	-	0.00	301	0.00	301	0.00
Jun/05	-	0.00	301	0.00	301	0.00
Jul/05	-	0.00	301	0.00	301	0.00
Aug/05	-	0.00	301	0.00	301	0.00
Sep/05	-	0.00	304	0.00	304	0.00
Oct/05	-	0.00	304	0.00	304	0.00
Nov/05	-	0.00	309	0.00	309	0.00
Dec/05	-	0.00	309	0.00	309	0.00
Jan/06	-	0.00	309	0.00	309	0.00
Feb/06	-	0.00	309	0.00	309	0.00
Mar/06	-	0.00	306	0.00	306	0.00

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Group	Common Shares	%	Preferred Shares	%	Total	%
Board of Executive Officers						
Apr/05	-	0.00	4,820	0.01	4,820	0.01
May/05	-	0.00	4,820	0.01	4,820	0.01
Jun/05	-	0.00	4,820	0.00	4,820	0.00
Jul/05	-	0.00	4,820	0.01	4,820	0.01
Aug/05	-	0.00	4,820	0.01	4,820	0.01
Sep/05	-	0.00	4,820	0.01	4,820	0.01
Oct/05	-	0.00	4,820	0.01	4,820	0.01
Nov/05	-	0.00	4,820	0.01	4,820	0.01
Dec/05	-	0.00	4,820	0.01	4,820	0.01
Jan/06	-	0.00	4,820	0.01	4,820	0.01
Feb/06	-	0.00	4,820	0.01	4,820	0.01
Mar/06	-	0.00	4,820	0.01	4,820	0.01

Group	Common Shares	%	Preferred Shares	%	Total	%
Controlling Shareholders						
Apr/05	17,754,970	96.34	21,771,120	62.55	39,526,090	74.25
May/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Jun/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Jul/05	17,755,317	96.35	21,771,127	62.55	39,526,444	74.25
Aug/05	17,755,317	96.35	21,773,127	62.56	39,528,444	74.26
Sep/05	17,755,317	96.35	21,773,124	62.56	39,528,441	74.26
Oct/05	17,746,317	96.30	21,773,124	62.56	39,528,441	74.24
Nov/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Dec/05	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Jan/06	17,756,317	96.35	21,773,116	62.56	39,529,433	74.26
Feb/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66
Mar/06	17,756,317	96.35	9,741,719	27.99	27,498,036	51.66

Group	Common Shares	%	Preferred Shares	%	Total	%
Fiscal Council						
Apr/05	-	0.00	-	0.00	-	0.00
May/05	-	0.00	-	0.00	-	0.00
Jun/05	-	0.00	-	0.00	-	0.00
Jul/05	-	0.00	-	0.00	-	0.00
Aug/05	-	0.00	-	0.00	-	0.00
Sep/05	-	0.00	-	0.00	-	0.00
Oct/05	-	0.00	-	0.00	-	0.00
Nov/05	-	0.00	-	0.00	-	0.00
Dec/05	-	0.00	-	0.00	-	0.00
Jan/06	-	0.00	-	0.00	-	0.00
Feb/06	-	0.00	-	0.00	-	0.00
Mar/06	-	0.00	-	0.00	-	0.00

04. Quantity of outstanding shares (in units) and their percentage in relation to the total shares issued.

	Common Shares	%	Preferred Shares	%	Total	%
Outstanding shares						
Mar/06	672,280	3.65	25,056,862	71.99	25,729,142	48.33

17.01 – SPECIAL REVIEW REPORT – WITHOUT PROVISO

Independent Auditors' Report on Special Review

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have conducted a special review on the Quarterly Information (ITR) of Iochpe-Maxion S.A. *and its subsidiaries (consolidated information) referring to the quarter ended at* March 31, 2006, which includes the balance sheet, the income statement, the performance report and the relevant information, prepared in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Auditors - IBRACON, together with the Federal Accounting Council, and mainly comprised: (a) inquiries and discussions with the administrators responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to main criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that have or may have significant effects on the Company's and its subsidiaries financial position and operations.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards issued by CVM, specifically applicable to the preparation of the mandatory Quarterly Information.

4. Our review was conducted with the purpose of issuing a report on special review of Quarterly Information referred to in the first paragraph. The statements of cash flows and added value for the quarter ended on March 31, 2006 are being presented in the notes to enable an additional analysis. This supplementary information was submitted to *the same review procedures used in* the Quarterly Information and we are not aware of any material change that must be made for it to be in accordance with the accounting practices adopted in Brazil and pursuant to the rules issued by the Brazilian Securities and Exchange Commission.

April 20, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6-

01193-2	IOCHPE–MAXION S.A.	61.156.113/0001-75

19.01 – DESCRIPTION OF INFORMATION ALTERED

ALTERATION IN: GROUP 16 – Other information

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

March 31, 2006

External Disclosure
Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

TABLE OF CONTENTS

Presentation Styled “Iochpe-Maxion” for the Second Quarter of 2006;


IOCHPE-MAXION
Second Quarter 2006


IOCHPE-MAXION

DISCLAIMER

The material contained in this presentation is general background information about Iochpe-Maxion S.A. (Iochpe) as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Iochpe and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Although Iochpe believes that the expectations and assumptions reflected in the forward-looking statements are reasonably based on information currently available to Iochpe management, Iochpe cannot guarantee future results or events. Iochpe expressly disclaims a duty to update any of the forward-looking statement.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.


IOCHPE-MAXION
TOPICS

1. About Iochpe-Maxion
2. Logistics: Segment Overview
3. Industry Performance
4. Financial Performance
5. Capital Markets


IOCHPE-MAXION
About Iochpe-Maxion


IOCHPE-MAXION
BUSINESS STRUCTURE
Iochpe-Maxion S.A.
50%
100%
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
Maxion Sistemas Automotivos Ltda.
Railway Equipment
Wheels and Frames Division
Automotive Components Division
Auto parts for light vehicles: 6%[1]
Railway freight cars: 26%[1]
Frames: 32%[1]
Railway castings 11%[1] and wheels 2%[1]
Wheels: 23%[1]
[1] % of consolidated net revenues in the first half of 2006
5


IOCHPE-MAXION
MARKET SHARE – BRAZIL (1H06)
Frames
Commercial Vehicle Wheels
Railway Freight Cars
Railway Castings
Maxion
71%
Dana
OEM
Maxion
57%
Borlem
Outros
Maxion
79%
Outros
Maxion
80%
Cruzaço
Maxion 1Q05
69%
63%
80%
80%
Source: Maxion estimate
6


IOCHPE-MAXION

AMSTED MAXION JOINT VENTURE

Amsted Industries is the leading manufacturer of railway castings in North America

Strategic alliance with Amsted Industries

- General characteristics of Amsted-Industries:
  - 85% of sales are derived from the North American market
  - 47 plants located in 11 countries
  - 9,200 employees
  - Revenues in 2005: US$2.5bn

Amsted Industries + IOCHPE-MAXION = Amsted Maxion

Sucessful partnership

Benefits from the partnership with Amsted Industries:

- Access to state of the art technologies
- Access to the largest markets of railway castings worldwide
- Important costumer of Amsted-Maxion exports
- Brand widely recognized worldwide

Leadership in the Brazilian market and competitiveness in the international market

IOCHPE-MAXION

INDUSTRIAL PARK

Iochpe-Maxion's production plants localization


Hortolândia (SP)
Rayway Equipments
Osasco (SP)
Rayway Equipments
Cruzeiro (SP)
Rayway Equipments
MG
SP
Contagem (MG)
Auto parts division
Cruzeiro (SP)
Wheel and Frames Divison

Utilization rate

Rayway Equipments	Wheel and frame Division
60%	92%

Costs of goods sold (% of total - 2005)


Raw materials and inputs
78%
Salaries
16%
D&A and maintence expenses
6%

Iochpe-Maxion's gross margin vs. steel price1 (US$/ton)




Iochpe's gross margin
International steel price
2002
21.1%
2003
20.2%
2004
20.7%
2005
19.3%
800
600
400
200
0
44.2%
6.5%
90.9%
(18.3%)
Jan-02
Jun-02
Dec-02
Jun-03
Dec-03
May-04
Nov-04
May-05
Oct-05

[1] Weekly spot price of US imports of hot rolled coil
Source: Bloomberg


IOCHPE-MAXION
CUSTOMERS AND QUALITY

Products and processes certified in Brazil and abroad by leading independent institutions

Distribution of consolidated net revenues by client (1H06)


Other
29%
Exports
18%
Daimler
Chrysler
12%
VW
11%
Brasil
Ferrovias(*)
10%
CVRD
9%
GM
6%
ALL
5%

Exclusive supplier

- Exclusivity in the supply of (among others):
  - Frames of S10' platform for General Motors
  - Frames for Volkswagen Caminhões (trucks)
  - Frames for Ford Cargo (8-ton trucks)
  - Frames for Scania's buses
  - Side members for Daimler Chrysler
  - Highway wheels for (i) Volkswagen Caminhões (trucks); (ii) Scania; (iii) Volvo; (iv) AGCO; (v) Valtra
  - Castings for industrial machinery for Caterpillar

(*) Incorporated by ALL in the second quarter of 2006

Distribution of net revenues by client in each of Iochpe Maxion's major businesses (1H06)

Wheels


Other
29%
Exports
28%
Tractors
21%
VW
12%
Scania
10%

Frames


Other
21%
Daimler
Chrysler
34%
VW
24%
GM
13%
Ford
8%

Amsted-Maxion


Other
14%
Exports
27%
Brasil
Ferrovias(*)
24%
CVRD
23%
ALL
12%

IOCHPE-MAXION

STRATEGIC VIEW

Our strategies have focused on the maintenance of our leadership position in the markets in which we operate


Expand our
production
capacity

- Enlarge our industrial park and increase production capacity in Brazil so as to enable the Company to meet the growing demand in the national and international markets

Increase our share in international markets

- Consolidate our presence in the segment of spare wheels for commercial vehicles
- Increase exports of railway freight cars to countries with no local production
- Increase exports of railway castings through the partnership with Amsted Industries
- Increase share in the U.S. market of large steel castings for industrial machinery
- Manufacture of some of our products in Asia

New business and products

- Strengthen services rendered to railway operators (maintenance of railway cars and supply of spare parts)
- Increase number of products and services having synergies with our current activities
- Selected acquisitions in our industry


IOCHPE-MAXION
Logistics: Segment Overview


IOCHPE-MAXION
BRAZILIAN RAILWAY TRANSPORTATION
Million of tons
CAGR% = 5.9%
Δ% = 14.5%
500
400
300
200
100
0
254
260
260
289
302
301
331
351
402
97
98
99
00
01
02
03
04
05
Source: ANTF / Revista Ferroviária
Goods - 2005
Others 15%
Grain 9%
Steel 8%
Ore 68%
Source: ANTF


IOCHPE-MAXION
BRAZILIAN RAILWAY TRANSPORTATION
Cargo Transported
by Operator - 2005
Brasil
Ferrovias (*)
7%
ALL
5%
Other
2%
MRS
26%
CVRD
60%
Fonte: ANTF
(*) Incorporated by ALL in the second quarter of 2006
Fleet by Operator - Jun '06
(83,733 railcars)
Other
2%
ALL
17%
Brasil
Ferrovias (*)
15%
CVRD
50%
MRS
16%
Fonte: ANTF

IOCHPE-MAXION

BRAZILIAN RAILWAY TRANSPORTATION

Cargo Transportation Matrix
% by type - 2003

	Railway	Road	Waterway
Russia	81%	08%	11%
India	50%	50%	00%
Canada	46%	43%	11%
Australia	43%	53%	04%
USA	43%	32%	25%
Brazil	24%	62%	14%

Source: ANTF

% Railway Cargo Transportation


30%
20%
10%
0%
21%
24%
24%
25%
1997
2003
2004
2005


IOCHPE-MAXION
BRAZILIAN RAILWAY TRANSPORTATION

Announced expansion projects in the railway network

- Expansion of transported volume by Estrada de Ferro Carajás from 70 million tons to 100 million tons and, later, to 180 million tons;
- Extension of Ferrovia Norte-Sul;
- New routes for Companhia Ferroviária Nordeste - CFN;
- Expansion of transported volume by MRS from 113 million tons in 2006 to 200 million tons in 2010
- Expansion of CSN's Casa de Pedra mine from 16 million tons to 56 million tons;
- Change of control and extension of Brasil Ferrovias;
- Change of control of Ferrovia Novoeste; and
- Construction of metropolitan "ring" railways (São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba)

Source: Newsrun


IOCHPE-MAXION
BRAZILIAN COMMERCIAL VEHICLE FLEET

Fleet Size (in thousand units)	
Pickups	3,088
Trucks	1,169
Buses	258

Average Fleet Age (in years)	
Pickups	8.6
Trucks	12.0
Buses	9.9

Source: Sindipeças


IOCHPE-MAXION
Industry Performance


IOCHPE-MAXION
LIGHT COMMERCIALS – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 14%
Δ 1H06 - 05 = 7%
Δ 2Q06 - 05 = 3%
216
180
216
318
366
175
188
95
98
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea



IOCHPE-MAXION
TRUCKS – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 11%
Δ 1H06 – 05 = (13%)
Δ 1H06 – 05 = 10%
Δ 2Q06 – 05 = (14%)
Δ 2Q06 – 05 = 14%
77
7
69
5
79
13
107
116
59
51
32
9
27
10
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
19



IOCHPE-MAXION
BUSES – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 11%
Δ 1H06 – 05 = 4%
Δ 2Q06 – 05 = 2%
Δ 2Q06 – 05 = (21%)
24
23
27
29
35
18
19
10
10
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
20


IOCHPE-MAXION
AGRICULTURAL MACHINERY – BRAZIL ('000 units)
CAGR 01 – 05 = 4%
Δ 1H06 – 05 = (18%)
Δ 2Q06 – 05 = (19%)
Δ 2Q06 – 05 = (32%)
Produção
Exportação
44
52
59
69
53
29
24
15
13
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
21


IOCHPE-MAXION
PASSENGER CARS – BRAZIL ('000 units)
CAGR 01 – 05 = 7%
CAGR 01 – 05 = 17%
Δ 1H06 – 05 = 5%
Δ 2Q06 – 05 = 2%
Production
Export
1,496
1,521
1,505
1,757
1,931
995
1,044
525
536
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
22


IOCHPE-MAXION
RAILWAY FREIGHT CARS – BRAZIL (units)
Market
CAGR 01 – 05 = 77%
Δ 1H06 – 05 = (22%)
Δ 2Q06 – 05 = (34%)
294
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Amsted Maxion estimate
23


IOCHPE-MAXION
Financial Performance


IOCHPE-MAXION
NET OPERATING REVENUE – 1H06
R$671 million
Segment (%)
Freight Railcars(1)
26%
Commercial Vehicle Wheels(2)
23%
Castings(1)
11%
6%
2%
Autom. Comp.
Railway Wheels(1)
Frames(2)
32%
Customer (%)
Volks-wagen
12%
Brasil Ferrovias(*)
CVRD
9%
General Motors
6%
ALL
Tractors
Scania
4%
Other
19%
Exports
18%
Daimler Chrysler
12%
(1) Amsted Maxion
(2) Wheels and Frames Division of Maxion Sistemas Automotivos
(*) Incorporated by ALL during 2Q06


IOCHPE-MAXION
NET OPERATING REVENUE (R$ million)
CAGR 01 – 05 = 41%
Δ 05-04 = 36%
Δ 1H06 – 05 = (11%)
Δ 2Q06 – 05 = (17%)
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06


IOCHPE-MAXION
EXPORTS – 1H06
US$56 million
R$121 million (*)
Segment (%)
Railway and industrial castings
51%
35%
Commercial vehicle wheels
6%
8%
Frames
Freight railcars
Destination (%)
USA
53%
Canada/ Mexico
7%
22%
South America
10%
8%
Europe
Africa/ Middle East
(*) US$49 million, equivalent to R$126 million on 1H05
27


IOCHPE-MAXION
EXPORTS (USD million)
CAGR 01 – 05 = 48%
Δ 05-04 = 61%
Δ 1H06 – 05 = 15%
Δ 2Q06 – 05 = 2%
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
28


IOCHPE-MAXION

EXPORTS (USD million)

	2Q06	2Q05	Var.(%)	1H06	1H05	Var.(%)
Commercial vehicle wheels	10.8	8.8	22.7	19.6	17.3	13.3
Chassis	1.4	2.5	(44.0)	3.4	5.3	(35.8)
Automotive components	0.1	---	---	0.2	0.1	100.0
Industrial and railway castings	28.2	15.3	84.3	56.6	29.9	89.3
Railway freight cars	---	13.5	---	8.2	21.5	(61.9)
(-) Consolidation adjustments: 50% of Amsted Maxion	(14.1)	(14.5)		(32.4)	(25.8)	
Iochpe-Maxion - Consolidated	26.4	25.8	2.3	55.6	48.5	14.6

IOCHPE-MAXION

GROSS PROFIT

R$ MM

% net sales

350 300 250 200 150 100 50 0

50% 40% 30% 20% 10% 0%

21% 21% 20% 21% 19% 19% 19% 19% 20%

2001 2002 2003 2004 2005 1H05 1H06 2Q05 2Q06


IOCHPE-MAXION
EARNING BEFORE INTEREST AND TAXES - EBIT
R$ MM
% net sales
200
150
100
50
0
20%
15%
10%
5%
0%
7%
9%
9%
12%
12%
11%
13%
11%
16%
2001
2002
2003
2004
2005
1H05
1H06(*)
2Q05
2Q06(*)
(*) 2Q06 and 1H06 include R$10.7 million of non recurrent results, or 320 basis points of EBIT margin on 2Q06 and 160 basis points on1H06
31


IOCHPE-MAXION
NET FINANCIAL EXPENSES
R$ MM
% net sales
75
50
25
0
15%
10%
5%
0%
11%
13%
6%
3%
2%
2%
2%
2%
1%
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
32


IOCHPE-MAXION
EBITDA (*)
R$ MM
% net sales
250
200
150
100
50
0
20%
15%
10%
5%
0%
16%
17%
13%
14%
14%
13%
15%
12%
18%
2001
2002
2003
2004
2005
1H05
1H06(**)
2Q05
2Q06(**)
(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.
(*) 2Q06 and 1H06 include R$10.7 million of non recurrent results, or 330 basis points of EBITDA margin on 2Q06 and 160 basis points on1H06
33


IOCHPE-MAXION
NET EARNINGS
R$ MM
% net sales
80
60
40
20
0
(20)
(40)
20%
15%
10%
5%
0%
-5%
-10%
7%
(24)
-6%
(5)
-1%
5%
5%
4%
6%
4%
8%
2001
2002
2003
2004
2005
1H05
1H06(*)
2Q05
2Q06(*)
(*) 2Q06 and 1H06 include R$10.7 million of non recurrent results
34


IOCHPE-MAXION
NET BANK DEBT
R$ MM
x EBITDA (*)
200
175
150
125
100
75
50
25
0
2,0
1,5
1,0
0,5
0,0
1,1
1,5
1,3
0,6
0,6
1
0,9
2001
2002
2003
2004
2005
1H05
1H06

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.


IOCHPE-MAXION
CAPEX (R$ million)
2002
2003
2004
2005
2006E
1H05
1H06
2Q05
2Q06


IOCHPE-MAXION

INCOME STATEMENT – 2Q06 (R$ thousand)

	Second Quarter				
	2,006	% N.O.R.	2,005	% N.O.R.	Var%
Net operating revenue	330,426	100.0%	397,180	100.0%	-16.8%
(-) Cost of goods sold	(264,755)	-80.1%	(323,582)	-81.5%	-18.2%
Gross profit	65,671	19.9%	73,598	18.5%	-10.8%
Operating expenses					
Sales	(13,591)	-4.1%	(19,122)	-4.8%	-28.9%
General and Administrative	(10,459)	-3.2%	(11,614)	-2.9%	-9.9%
Other operating expenses	10,276	3.1%	(418)	-0.1%	-2558.4%
	(13,774)	-4.2%	(31,154)	-7.8%	-55.8%
Earnings before Interest and taxes - EBIT	51,897	15.7%	42,444	10.7%	22.3%
Net financial expenses	(3,619)	-1.1%	(8,966)	-2.3%	-59.6%
Earnings after financial expenses	48,278	14.6%	33,478	8.4%	44.2%
Non-operating result	(7,264)	-2.2%	(4,763)	-1.2%	52.5%
Earnings before taxes	41,014	12.4%	28,715	7.2%	42.8%
Income taxes	(13,400)	-4.1%	(11,933)	-3.0%	12.3%
Net Income	27,614	8.4%	16,782	4.2%	64.5%
EBITDA (*)	58,286	17.6%	49,025	12.3%	18.9%
CAPEX	21,838	6.6%	34,510	8.7%	-36.7%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

IOCHPE-MAXION

INCOME STATEMENT – 1H06 (R$ thousand)

	First Half				
	2,006	% N.O.R.	2,005	% N.O.R.	Var%
Net operating revenue	670,747	100.0%	749,759	100.0%	-10.5%
(-) Cost of goods sold	(541,238)	-80.7%	(604,664)	-80.6%	-10.5%
Gross profit	129,509	19.3%	145,095	19.4%	-10.7%
Operating expenses					
Sales	(28,299)	-4.2%	(36,360)	-4.8%	-22.2%
General and Administrative	(21,964)	-3.3%	(23,816)	-3.2%	-7.8%
Other operating expenses	10,334	1.5%	(1,225)	-0.2%	-943.6%
	(39,929)	-6.0%	(61,401)	-8.2%	-35.0%
Earnings before Interest and taxes - EBIT	89,580	13.4%	83,694	11.2%	7.0%
Net financial expenses	(9,781)	-1.5%	(17,666)	-2.4%	-44.6%
Earnings after financial expenses	79,799	11.9%	66,028	8.8%	20.9%
Non-operating result	(12,370)	-1.8%	(10,047)	-1.3%	23.1%
Earnings before taxes	67,429	10.1%	55,981	7.5%	20.4%
Income taxes	(24,911)	-3.7%	(24,084)	-3.2%	3.4%
Net Income	42,518	6.3%	31,897	4.3%	33.3%
EBITDA (*)	102,952	15.3%	96,749	12.9%	6.4%
CAPEX	35,364	5.3%	47,561	6.3%	-25.6%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.


IOCHPE-MAXION

BALANCE SHEET (R$ thousand)

ASSETS	June '06	June '05	LIABILITES AND EQUITY	June '06	June '05
CURRENT			CURRENT		
Cash and marketable securities	52,666	30,567	Loans	193,297	120,427
Receivables	222,179	193,015	Payables	62,057	92,676
Inventories	150,149	182,150	Costumers advances	50,611	67,478
Recoverable taxes	20,399	30,754	Wages and charges	38,526	32,054
Other	17,089	17,754	Taxes	5,609	25,624
	462,482	454,240	Provisions	1,521	15,676
			Other	19,131	29,198
				370,752	383,133
LONG TERM			LONG TERM		
Receivables	2,128	4,021	Loans	39,946	85,713
Deferred income taxes	27,702	40,090	Provisions	61,620	39,082
Other	14,893	36,192	Other	16,035	18,608
	44,723	80,303		117,601	143,403
			MINORITY INTEREST	212	191
PERMANENT			EQUITY		
Investments	369	210	Paid-up capital	161,463	161,463
Plant, property and equipment	251,161	206,675	Profit reserves	68,468	24,770
Deferred items	2,279	3,429	Retained earnings	42,518	31,897
	253,809	210,314		272,449	218,130
	761,014	744,857		761,014	744,857


IOCHPE-MAXION

NET DEBT BREAKDOWN – JUN '06 (R$ million)

Lines	Short Term	Long Term	Total
Trade Finance / Export	70.9	12.3	83.2
Equipment financing / EXIM	122.4	27.6	150.0
	193.3	39.9	233.2
(-) Cash and marketable securities	52.7		22.6
Net bank debt	140.6	39.9	180.6

IOCHPE-MAXION

DEBT INDEXATION – JUN '06 (%)


TJLP (BNDES rate)
65%
33%
2%
Dollar
IGPM (whosale inflation index)

Average Cost (1H06)	
In R$	79% CDI
In US$	6.7% p.a.

IOCHPE-MAXION

FREIGHT CARS – FIRM ORDERS FOR DELIVERY IN 2006

CVRD / FCA	1,416 units
Brasil Ferrovias(*)	720 units
MRC (Mitsui / Bunge / ALL)	300 units
MRS	280 units
CVG Ferrominera Orinoco	50 units
Itaú Leasing (Inlogs / ALL)	69 units
Coopersucar (Inlogs / ALL)	48 units
Total	2,883 units

→ Delivered 1H06 - 2,174 units



Revenue Approx. R$540 million

(*) Incorporated by ALL during 2Q06


IOCHPE-MAXION
Capital Markets


IOCHPE-MAXION
SHAREHOLDER COMPOSITION : JUN '06
Shareholders Agreement
Iochpe Family
Voting 74.6%
Non-Voting 0.4%
Total 26.1%
BNDES Participações
Voting 21.8%
Non-Voting 27.6%
Total 25.6%
Other
Voting 3.6%
Non-Voting 72,0%
Total 48.3%
Iochpe-Maxion S.A.
Issued Shares (*)
Common 18,428,597 34.62%
Preferred 34,803,707 65.38%
Total 53,232,304 100.00%


IOCHPE-MAXION
STOCK PERFORMANCE
R$ THOUS.
R$ / SHARE (*)
DAILY VOLUME / MONTHLY AVERAGE PRICE
IOCHPE-MAXION PN (MYPK4)
PRICE MÉDIO
VOLUME
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
21.0
18.0
15.0
12.0
9.0
6.0
3.0
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06

(*) after reverse split


IOCHPE-MAXION
Second Quarter 2006

Presentation Styled “Iochpe-Maxion” for the Conference Call for the Second Quarter of 2006;



IOCHPE-MAXION

Results
Second Quarter 2006

August 3, 2006

DISCLAIMER

The material contained in this presentation is general background information about Iochpe-Maxion S.A. (Iochpe) as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein.

This presentation contains statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Iochpe and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Although Iochpe believes that the expectations and assumptions reflected in the forward-looking statements are reasonably based on information currently available to Iochpe management, Iochpe cannot guarantee future results or events. Iochpe expressly disclaims a duty to update any of the forward-looking statement.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.


IOCHPE-MAXION
Results
Second Quarter 2006

2Q06 HIGHLIGHTS

- Net income of R$27.6 million, 64.5% higher than 2Q05;
- Consolidated net operating revenue of R$330.4 million, 16.8% decrease over 2Q05;
- EBITDA(*) reached R$58.3 million, 18.9% increase over 2Q05;
- Favorable court decision in tax litigation (Cofins) and additional provision on other tax contingency – net effect of R$10.7 million
- Net bank debt of R$180.6 million (R$175.6 million in 2Q05), or 0.9x LTM EBITDA(*) (1.0x in 2Q05).

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

IOCHPE-MAXION

Industry Performance

IOCHPE-MAXION

Results
Second Quarter 2006

LIGHT COMMERCIALS – BRAZIL ('000 units)

■ Production
□ Export

CAGR 01 – 05 = 14%

Δ 1H06 - 05 = 7%

Δ 2Q06 - 05 = 3%

	2001	2002	2003	2004	2005	1H05	1H06	2Q05	2Q06
Production	216	180	216	318	366	175	188	95	98

Source: Anfavea



IOCHPE-MAXION
Results
Second Quarter 2006
TRUCKS – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 11%
Δ 1H06 – 05 = (13%)
Δ 2Q06 – 05 = (14%)
77
7
69
5
79
13
107
116
59
51
32
9
27
10
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
6


IOCHPE-MAXION
Results
Second Quarter 2006
BUSES – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 11%
Δ 1H06 – 05 = 4%
Δ 2Q06 – 05 = 2%
24
23
27
29
35
18
19
10
10
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
7


IOCHPE-MAXION
Results
Second Quarter 2006
AGRICULTURAL MACHINERY – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 4%
Δ 1H06 – 05 = (18%)
Δ 2Q06 – 05 = (19%)
44
52
59
69
53
29
24
15
13
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
8


IOCHPE-MAXION
Results
Second Quarter 2006
PASSENGER CARS – BRAZIL ('000 units)
Production
Export
CAGR 01 – 05 = 7%
Δ 1H06 – 05 = 5%
Δ 2Q06 – 05 = 2%
1,496
1,521
1,505
1,757
1,931
995
1,044
525
536
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Anfavea
9


IOCHPE-MAXION
Results
Second Quarter 2006
RAILWAY FREIGHT CARS – BRAZIL (units)
Market
CAGR 01 – 05 = 77%
Δ 1H06 – 05 = (22%)
Δ 2Q06 – 05 = (34%)
294
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
Source: Amsted Maxion estimate
10


IOCHPE-MAXION
Results
Second Quarter 2006
MARKET SHARE – BRAZIL (1H06)
Chassis
Commercial Vehicle Wheels
Railway Freight Cars
Railway Castings
Maxion
71%
Dana
OEM
Maxion
57%
Borlem
Others
Maxion
79%
Others
Maxion
80%
Cruzaço
Maxion 1H05
69%
63%
80%
80%
Source: Maxion estimate
11


IOCHPE-MAXION
Consolidated Results


IOCHPE-MAXION
Results
Second Quarter 2006
NET OPERATING REVENUE – 1H06
R$671 million
Segment (%)
Freight Railcars(1)
Commercial Vehicle Wheels(2)
23%
Castings(1)
11%
Autom. Comp.
6%
Railway Wheels(1)
2%
Frames(2)
32%
Customer (%)
Volks-wagen
12%
Brasil Ferrovias(*)
CVRD
9%
General Motors
6%
ALL
Tractors
Scania
4%
Other
19%
Exports
18%
Daimler Chrysler
12%
(1) Amsted Maxion
(2) Wheels and Frames Division of Maxion Sistemas Automotivos
(*) Incorporated by ALL during 2Q06
13


IOCHPE-MAXION
Results
Second Quarter 2006
EXPORTS – 1H06
US$56 million
R$121 million
(*)
Segment (%)
Railway and industrial castings
51%
Commercial vehicle wheels
35%
Freight railcars
Frames
6%
Destination (%)
USA
53%
Canada/ Mexico
South America
22%
Africa/ Middle East
10%
Europe
8%
(*) US$49 million, equivalent to R$126 million on 1H05
14


IOCHPE-MAXION
Results
Second Quarter 2006
NET OPERATING REVENUE (R$ million)
CAGR 01 – 05 = 41%
Δ 05-04 = 36%
Δ 1H06 – 05 = (11%)
Δ 2Q06 – 05 = (17%)
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
15
IOCHPE-MAXION
Results
Second Quarter 2006
EXPORTS (USD million)
CAGR 01 – 05 = 48%
Δ 05-04 = 61%
Δ 1H06 – 05 = 15%
Δ 2Q06 – 05 = 2%
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
16

IOCHPE-MAXION

Results
Second Quarter 2006

EXPORTS (USD million)

	2Q06	2Q05	Var.(%)	1H06	1H05	Var.(%)
Commercial vehicle wheels	10.8	8.8	22.7	19.6	17.3	13.3
Chassis	1.4	2.5	(44.0)	3.4	5.3	(35.8)
Automotive components	0.1	---	---	0.2	0.1	100.0
Industrial and railway castings	28.2	15.3	84.3	56.6	29.9	89.3
Railway freight cars	---	13.5	---	8.2	21.5	(61.9)
(-) Consolidation adjustments: 50% of Amsted Maxion	(14.1)	(14.5)		(32.4)	(25.8)	
Iochpe-Maxion - Consolidated	26.4	25.8	2.3	55.6	48.5	14.6

IOCHPE-MAXION

Results
Second Quarter 2006

GROSS PROFIT

R$ MM
350
300
250
200
150
100
50
0

% net sales
50%
40%
30%
20%
10%
0%

21% 21% 20% 21% 19% 19% 19% 19% 20%

2001 2002 2003 2004 2005 1H05 1H06 2Q05 2Q06


IOCHPE-MAXION
Results
Second Quarter 2006
EARNING BEFORE INTEREST AND TAXES - EBIT
R$ MM
% net sales
200
150
100
50
0
20%
15%
10%
5%
0%
7%
9%
9%
12%
12%
11%
13%
11%
16%
2001
2002
2003
2004
2005
1H05
1H06(*)
2Q05
2Q06(*)
(*) 2Q06 and 1H06 Include R$10.7 million of non recurrent results, or 320 basis points of EBIT margin on 2Q06 and 160 basis points on1H06
19


IOCHPE-MAXION
Results
Second Quarter 2006
NET FINANCIAL EXPENSES
R$ MM
% net sales
75
50
25
0
15%
10%
5%
0%
11%
13%
6%
3%
2%
2%
2%
2%
1%
2001
2002
2003
2004
2005
1H05
1H06
2Q05
2Q06
20



IOCHPE-MAXION
Results
Second Quarter 2006
EBITDA (*)
R$ MM
% net sales
250
200
150
100
50
0
20%
15%
10%
5%
0%
16%
17%
13%
14%
14%
13%
15%
12%
18%
2001
2002
2003
2004
2005
1H05
1H06(**)
2Q05
2Q06(**)
(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.
(*) 2Q06 and 1H06 include R$10.7 million of non recurrent results, or 330 basis points of EBITDA margin on 2Q06 and 160 basis points on1H06
21
IOCHPE-MAXION
Results
Second Quarter 2006
NET EARNINGS
R$ MM
% net sales
80
60
40
20
0
(20)
(40)
20%
15%
10%
5%
0%
-5%
-10%
7%
(24)
-6%
(5)
-1%
5%
6%
4%
6%
4%
8%
2001
2002
2003
2004
2005
1H05
1H06(*)
2Q05
2Q06(*)
(*) 2Q06 and 1H06 include R$10.7 million of non recurrent results
22


IOCHPE-MAXION
Results
Second Quarter 2006
NET BANK DEBT
R$ MM
x EBITDA (*)
200
175
150
125
100
75
50
25
0
2.0
1.5
1.0
0.5
0.0
1.1
1.5
1.3
0.6
0.6
1
0.9
2001
2002
2003
2004
2005
1H05
1H06

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.


IOCHPE-MAXION
Results
Second Quarter 2006
CAPEX (R$ million)
2002
2003
2004
2005
2006E
1H05
1H06
2Q05
2Q06

IOCHPE-MAXION

Results
Second Quarter 2006

INCOME STATEMENT – 2Q06 (R$ thousand)

	Second Quarter				
	2,006	% N.O.R.	2,005	% N.O.R.	Var%
Net operating revenue	330,426	100.0%	397,180	100.0%	-16.8%
(-) Cost of goods sold	(264,755)	-80.1%	(323,582)	-81.5%	-18.2%
Gross profit	65,671	19.9%	73,598	18.5%	-10.8%
Operating expenses					
Sales	(13,591)	-4.1%	(19,122)	-4.8%	-28.9%
General and Administrative	(10,459)	-3.2%	(11,614)	-2.9%	-9.9%
Other operating expenses	10,276	3.1%	(418)	-0.1%	-2558.4%
	(13,774)	-4.2%	(31,154)	-7.8%	-55.8%
Earnings before interest and taxes - EBIT	51,897	15.7%	42,444	10.7%	22.3%
Net financial expenses	(3,619)	-1.1%	(8,966)	-2.3%	-59.6%
Earnings after financial expenses	48,278	14.6%	33,478	8.4%	44.2%
Non-operating result	(7,264)	-2.2%	(4,763)	-1.2%	52.5%
Earnings before taxes	41,014	12.4%	28,715	7.2%	42.8%
Income taxes	(13,400)	-4.1%	(11,933)	-3.0%	12.3%
Net income	27,614	8.4%	16,782	4.2%	64.5%
EBITDA (*)	58,286	17.6%	49,025	12.3%	18.9%
CAPEX	21,838	6.6%	34,510	8.7%	-36.7%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.

IOCHPE-MAXION

Results
Second Quarter 2006

INCOME STATEMENT – 1H06 (R$ thousand)

	First Half				
	2,006	% N.O.R.	2,005	% N.O.R.	Var%
Net operating revenue	670,747	100.0%	749,759	100.0%	-10.5%
(-) Cost of goods sold	(541,238)	-80.7%	(604,664)	-80.6%	-10.5%
Gross profit	129,509	19.3%	145,095	19.4%	-10.7%
Operating expenses					
Sales	(28,299)	-4.2%	(36,360)	-4.8%	-22.2%
General and Administrative	(21,964)	-3.3%	(23,816)	-3.2%	-7.8%
Other operating expenses	10,334	1.5%	(1,225)	-0.2%	-943.6%
	(39,929)	-6.0%	(61,401)	-8.2%	-35.0%
Earnings before interest and taxes - EBIT	89,580	13.4%	83,694	11.2%	7.0%
Net financial expenses	(9,781)	-1.5%	(17,666)	-2.4%	-44.6%
Earnings after financial expenses	79,799	11.9%	66,028	8.8%	20.9%
Non-operating result	(12,370)	-1.8%	(10,047)	-1.3%	23.1%
Earnings before taxes	67,429	10.1%	55,981	7.5%	20.4%
Income taxes	(24,911)	-3.7%	(24,084)	-3.2%	3.4%
Net income	42,518	6.3%	31,897	4.3%	33.3%
EBITDA (*)	102,952	15.3%	96,749	12.9%	6.4%
CAPEX	35,364	5.3%	47,561	6.3%	-25.6%

(*) EBITDA, throughout this presentation means: net income plus income tax and social contribution, plus non-operating result, plus net financial expenses, plus depreciation and amortization, plus goodwill amortization.


IOCHPE-MAXION
Additional Information

IOCHPE-MAXION

Results
Second Quarter 2006

BALANCE SHEET (R$ thousand)

ASSETS	June '06	June '05
CURRENT		
Cash and marketable securities	52,666	30,567
Receivables	222,179	193,015
Inventories	150,149	182,150
Recoverable taxes	20,399	30,754
Other	17,089	17,754
	462,482	454,240
LONG TERM		
Receivables	2,128	4,021
Deferred income taxes	27,702	40,090
Other	14,893	36,192
	44,723	80,303
PERMANENT		
Investments	369	210
Plant, property and equipment	251,161	206,675
Deferred items	2,279	3,429
	253,809	210,314
	761,014	744,857

LIABILITES AND EQUITY	June '06	June '05
CURRENT		
Loans	193,297	120,427
Payables	62,057	92,676
Costumers advances	50,611	67,478
Wages and charges	38,526	32,054
Taxes	5,609	25,624
Provisions	1,521	15,676
Other	19,131	29,198
	370,752	383,133
LONG TERM		
Loans	39,946	85,713
Provisions	61,620	39,082
Other	16,035	18,608
	117,601	143,403
MINORITY INTEREST	212	191
EQUITY		
Paid-up capital	161,463	161,463
Profit reserves	68,468	24,770
Retained earnings	42,518	31,897
	272,449	218,130
	761,014	744,857


IOCHPE-MAXION
Results
Second Quarter 2006
NET DEBT BREAKDOWN – JUN '06 (R$ million)

Lines	Short Term	Long Term	Total
Trade Finance / Export	70.9	12.3	83.2
Equipment financing / EXIM	122.4	27.6	150.0
	193.3	39.9	233.2
(-) Cash and marketable securities	52.7		22.6
Net bank debt	140.6	39.9	180.6

IOCHPE-MAXION

Results
Second Quarter 2006

DEBT INDEXATION – JUN '06 (%)

TJLP (BNDES rate) 65%

Dollar 33%

IGPM (whosale inflation index) 2%

Average Cost (1H06)

In R$	79% CDI
In US$	6.7% p.a.

IOCHPE-MAXION

Results
Second Quarter 2006

FREIGHT CARS – FIRM ORDERS FOR DELIVERY IN 2006

CVRD / FCA	1,416 units
Brasil Ferrovias(*)	720 units
MRC (Mitsui / Bunge / ALL)	300 units
MRS	280 units
CVG Ferrominera Orinoco	50 units
Itaú Leasing (Inlogs / ALL)	69 units
Coopersucar (Inlogs / ALL)	48 units
Total	2,883 units

Revenue Approx.
R$540 million

Total 2,883 units → Delivered 1H06 - 2,174 units

(*) Incorporated by ALL during 2Q06


IOCHPE-MAXION
Results
Second Quarter 2006
SHAREHOLDER COMPOSITION : JUN '06
Shareholders Agreement
Iochpe Family
Voting 74.6%
Non-Voting 0.4%
Total 26.1%
BNDES Participações
Voting 21.8%
Non-Voting 27.6%
Total 25.6%
Other
Voting 3.6%
Non-Voting 72,0%
Total 48.3%
Iochpe-Maxion S.A.
Issued Shares (*)
Common 18,428,597 34.62%
Preferred 34,803,707 65.38%
Total 53,232,304 100.00%
32



IOCHPE-MAXION
Results
Second Quarter 2006
BUSINESS STRUCTURE
Iochpe-Maxion S.A.
50%
100%
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
Maxion Sistemas Automotivos Ltda.
Railway Equipment
Wheels and Frames Division
Automotive Components Division
Auto parts for light vehicles: 6%[1]
Railway freight cars: 26%[1]
Frames: 32%[1]
Castings 11%[1] and wheels 2%[1]
Wheels: 23%[1]
[1] % of consolidated net revenues in the first half of 2006
33



IOCHPE-MAXION
Results
Second Quarter 2006
STOCK PERFORMANCE
R$ THOUS.
R$ / SHARE (*)
DAILY VOLUME / MONTHLY AVERAGE PRICE
IOCHPE-MAXION PN (MYPK4)
PRICE MÉDIO
VOLUME
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
21.0
18.0
15.0
12.0
9.0
6.0
3.0
-
Dec-03
Feb-04
Apr-04
Jun-04
Aug-04
Oct-04
Dec-04
Feb-05
Apr-05
Jun-05
Aug-05
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
(*) after reverse split
34


IOCHPE-MAXION
Results
Second Quarter 2006
August 3, 2006

Announcement to Shareholders of February 16, 2006;


IOCHPE-MAXION


LEVEL 1


ISE
Corporate
Sustainability Index

IOCHPE-MAXION S/A
Taxpayer Number 61.156.113/0001-75
Publicly Traded Company

ANNOUNCEMENT TO SHAREHOLDERS

The Company informs its Shareholders that at March 6, 2006 begin a dividend payment, as approved in the Board of Directors meeting of February 16,2006, corresponding to the results of the fiscal year of 2005, *ad referendum* of the next Annual Shareholders Meeting and that will be paid as follows:

- R$ 0.501355109 – amount per common share, with no withholding taxes in Brazil;
- R$ 0.551490620 – amount per preferred share, with no withholding taxes in Brazil;
- Dividends will have as record date February 16, 2006, shares will trade *ex-dividend* at the stock exchange starting February 17, 2006.

Instruction regarding the dividend payment:

- Shareholders will have their respective amounts available according to the bank information provided to Banco Bradesco S.A – Depository Institution, beginning at the initial date of payment.

- Shareholders whose information is out-of-date that does not allow the payment of the dividends (missing bank information or taxpayers number or address, among others), the dividends will be available and will be paid after the update of information, in the electronic data of Banco Bradesco S.A., that can be done through the bank's branch network.

- The dividends corresponding the shares in custody of CBLC – Companhia Brasileira de Liquidação e Custódia will be paid to the same CBLC, that in return will pay the shareholders through the network of brokers.

São Paulo, February 16, 2006.

Oscar A. F. Becker
Investor Relations Directors

Material Fact Announcements of February 3, 2006;

MATERIAL FACT

Banco Opportunity S.A., Brazilian taxpayers number 33.857.830/0001-99, as manager of the funds Opportunity Lógica II FIA, Opportunity Lógica II Institucional FIA, OPP I FIA, Opportunity Mercado à Vista FIA, Opportunity Renda Variável FIA, Opportunity T2 Fundo de Investimento Multimercado, Opportunity T40 Fundo de Investimento Multimercado and Luxor FI Multimercado ("Funds"), in compliance to Instruction CVM 358/2002, informs to the market that the Funds together totaled, at February 1st, 2006, a holding stake of 2.238.100 preferred shares issued by lochpe-Maxion S.A. ("Company"), meaning a 6,72% of the total issued preferred shares of the Company.

The signer informs that the acquisition of the stakes above mentioned by the Fund derives exclusively to the respective investment strategies, it does not aim to change the control composition or the administrative structure of the Company.

Rio de Janeiro, February 3rd, 2006.

BANCO OPPORTUNITY S.A.

Announcements to the Market of December 21, 2005; February 06, 2006; March 28, 2006; May 3, 2006; June 16, 2006; July 14, 2006; July 25, 2006 and July 31, 2006;


IOCHPE-MAXION

INFORM TO THE MARKET

Iochpe-Maxion informs that its joint-venture Amsted Maxion has concluded negotiations to sell an additional order of 1,780 railway freight cars to the following customers:

- Brasil Ferrovias S.A. – 1,150 railcars;
- MRC Serviços Ferroviários América Latina Ltda. (Mitsui Group), leased to Bunge Alimentos S.A., in the tracks of ALL – América Latina Logística S.A. – 300 railcars;
- MRS Logística S.A. – 280 railcars;
- C.V.G. Ferrominera Orinoco C.A , from Venezuela – 50 railcars.

Adding these orders, the order book of railway freight cars sold by Amsted Maxion with delivery in 2006 reaches at this date 3,081 railcars, amounting to approximately R$600 million.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader at the Brazilian railway equipment market, is a joint-venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, December 21st, 2005

Oscar A. F. Becker
Investor Relations Director
Iochpe-Maxion S.A.


COMPANHIA
NÍVEL 1
MERCADO
BOVESPA · BRASIL


ISE
Corporate
Sustainability Index


BankBoston

São Paulo, 06 de fevereiro de 2006

À
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro - RJ

At.: Superintendência de Relações com Empresas - <u>VIA FAX</u>

Cópia para: Iochpe-Maxion S.A - <u>VIA FAX</u>
At.: Sr. Oscar Becker
Diretoria de Relações com o Investidores

Cópia para: Bolsa de Valores de São Paulo – Bovespa - <u>VIA FAX</u>
At.: Sr. Ricardo P. Nogueira
Diretor de Operações

Re.: Aquisição de Ações de **Iochpe-Maxion S.A.** (a "Companhia")

Prezados Senhores,

De acordo com o caput do artigo 12 da Instrução 358 da Comissão de Valores Mobiliários, na qualidade de representante legal, nos termos da regulamentação vigente, servimo-nos desta para informá-los que a posição em ações Preferenciais Nominativas de emissão da Companhia detidas por The GMO Emerging Markets Fund, investidor estrangeiro nos termos da Resolução 2.689/00, inscrito no Cadastro Nacional da Pessoa Jurídica sob o n.° 05.447.513/0001-69, representa, nesta data, o total de 1.791.100 ações Preferenciais Nominativas, correspondentes a 5,15% do capital da Companhia, representado por 34.803.707 ações Preferenciais Nominativas.

Esclarece o signatário, consoante informação do investidor estrangeiro, que não se trata de aquisição do controle da Companhia, mas sim de investimento que não busca alterar a administração, composição de controle ou o regular funcionamento da mesma.


BankBoston

Acrescentamos que esta informação é enviada diretamente a essa Comissão e à Bovespa, para divulgação da presente ao público pelos meios adequados.

Outrossim, nos termos do parágrafo 5°, do Artigo 12 da Instrução 358 da Comissão de Valores Mobiliários, vimos pela presente solicitar a autorização desta Comissão para a dispensa da divulgação pela imprensa, em face do grau de dispersão das ações da Companhia no mercado, e da declaração do investidor estrangeiro de que suas compras não objetivam alterar a composição do controle ou a estrutura administrativa da Companhia.

Atenciosamente,

Yasuhiro Katsura — Gerente
Luis Carlos Bekasik — Gerente

BankBoston Banco Múltiplo S.A.

Av. Dr. Chucri Zaidan, 246, 10° andar
Brooklin Novo – São Paulo – SP
04583-110
A/C Sr. Victor Alejandro Toro Melani

Free Translation of Letter send by Banco Fator S.A.

[Banco Fator Logo]

BCO/RIS/006/06

São Paulo, March 28, 2006

To
CVM – Comissão de Valores Mobiliários
Rua Sete de Setembro, 111 – 2nd, 3rd, 5th, 6th (partial), 23rd, 26th to 34th floors
Rio de Janeiro – RJ

c/o Bovespa – Bolsa de Valores de São Paulo
c/o Investor Relations Director of Iochpe-Maxion S.A.

Ref.: Compliance with CVM's Instructions 358 and 369 of 2002 – article 12

Dear Sirs,

FUNDO FATOR SINERGIA FUNDO DE INVESTIMENTO EM AÇÕES, dully registered in the Brazilian taxpayers official register under the number 02.125.990/0001-10, in this act represented by its administration institution, BANCO FATOR S.A., company with headquarters in the city of São Paulo, São Paulo State, at Rua Dr. Renato Paes de Barros, 1017 – 12th floor, dully registered in the Brazilian taxpayers official register under the number 33.64.196/0001-06, according to the article 12 of CVM instructions 358 and 369 of 2002, hereby states that has sold in February 1st, 2006, through and public offer of shares, 100% of its long term investment in preferred shares issued by Iochpe-Maxion S.A., totaling 5,641,527 (five million, six hundred forty one thousand, five hundred twenty seven) preferred shares, corresponding to 10.60% of total issued shares of the above mentioned company.

Therefore, it asks for the dismissal of the disclosure of the this statement through the press, according to the article 12, paragraph 5, of the CVM's instructions 358 and 369 of 2002.

Sincerely,

Banco Fator S.A.
Administration Institution


IOCHPE-MAXION

NÍVEL 1

ISE
Índice de
Sustentabilidade Empresarial

IOCHPE-MAXION S/A
Taxpayers number 61.156.113/0001-75
Public Company

ANNOUNCEMENT TO THE MARKET

Iochpe-Maxion announces that its joint venture Amsted Maxion has adjusted its railway freight cars order book to be delivered in 2006. Therefore, the order book, that previously reached 3,081 units, decreased to 2,695 units, that represent sales of approximately R$510 million.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., Brazilian leader in the railway equipment segment, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, May 3, 2006

Oscar A. F. Becker
Investor Relations Director
Iochpe-Maxion S.A.

June 16, 2006

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro – RJ – Brasil
20159-900
Att..: Sup. de Acompanhamento de Empresas – via facsimile – 55 21 3233-8230

CCo:
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13° andar
São Paulo – SP – Brasil
04575-020
At.: Oscar Becker – via facsimile – 55 11 5506-7353

Bolsa de Valores de São Paulo
Rua XV de Novembro, 275
São Paulo – SP – Brasil
01013-001
At.: Sup. de Relações com Empresas – via facsimile – 55 11 3233-2061

Re.: Acquisition of shares issued by Iochpe-Maxion S.A. (the "Company")

Dear Sir/Madam,

In accordance to the article 12 of Instruction 258 of Comissão de Valores Mobiliários, we would like to inform that the stake of preferred shares issued by the Company held by Lazard Asset Management LLC and its subsidiaries, as of June 7, 2006, reached 1,865,190 shares, corresponding to 5.359% of Iochpe-Maxion's total outstanding preferred shares.

The undersigned also informs that the acquisition of the above mentioned stake does not aim to obtain control of the Company, being an investment that does not seek to change the current Company's management, controlling composition or administration.

According to the 5th paragraph of the article 12 of Instruction 358 of Comissão de Valores Mobiliários, we would like to ask for a waiver from this Comission regarding the publishing of this announcement in the press, due to the degree of dispersion of Company's shares and to the declaration that the acquisition does not aim to change control composition or administration structure of the Company.

Sincerely,

Christine Fairclough
Vice President
Compliance Manager
Lazard Asset Management LLC
Phone: 212 632-1341
Fax: 212 332-5914

July 14, 2006

To
Comissão de Valores Mobiliários – CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro – RJ – Brasil
20159-900
Att..: Sup. de Acompanhamento de Empresas – via facsimile – 55 21 3233-8230

CCo:
Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13° andar
São Paulo – SP – Brasil
04575-020
At.: Oscar Becker – via facsimile – 55 11 5506-7353

Bolsa de Valores de São Paulo
Rua XV de Novembro, 275
São Paulo – SP – Brasil
01013-001
At.: Sup. de Relações com Empresas – via facsimile – 55 11 3233-2061

Re.: Acquisition of shares issued by Iochpe-Maxion S.A. (the "Company")

Dear Sir/Madam,

In accordance to the article 12, 1st paragraph, of Instruction No. 358 of Comissão de Valores Mobiliários, we would like to inform that the stake of preferred shares issued by the Company held by Lazard Asset Management LLC, as of July 12, 2006, reached 3,587,252 shares, corresponding to 10.307% of Iochpe-Maxion's total outstanding preferred shares, representing an addition of more than 5% of the total outstanding preferred shares compared to the number of shares informed to this Comission in our letter of june 16th, 2006.

The undersigned also informs that the acquisition of the above mentioned stake does not aim to obtain control of the Company, being an investment that does not seek to change the current Company's management, controlling composition or administration.

According to the 5th paragraph of the article 12 of Instruction No. 358 of Comissão de Valores Mobiliários, we would like to ask for a waiver from this Comission regarding the publishing of this announcement in the press, due to the degree of dispersion of Company's shares and to the declaration that the acquisition does not aim to change control composition or administration structure of the Company.

Sincerely,

Christine Fairclough
Vice President
Compliance Manager
Lazard Asset Management LLC
Phone: 212-632-1341

Fax: 212-332-5914


IOCHPE-MAXION


NÍVEL 1


ISE
Índice de
Sustentabilidade Empresarial

IOCHPE-MAXION S/A
Taxpayers number 61.156.113/0001-75
Public Company

ANNOUNCEMENT TO THE MARKET

Iochpe-Maxion announces that its joint venture Amsted Maxion has completed negoatiations to sell an additional 188 railway freight cars to the following customers:

- Companhia Vale do Rio Doce – 140 units
- Copersucar – 48 units

Adding these orders, railway freight cars orders to Amsted Maxion with delivery in 2006 reaches at this date 2,883 railcars, 1,188 of which were delivered in the first quarter of 2006. These railway freight cars orders amount to approximately R$540 million in sales for 2006.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., Brazilian leader in the manufacturing of railway freight cars and castings, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, July 25, 2006

Oscar A. F. Becker
Investor Relations Director
Iochpe-Maxion S.A.

ANNOUNCEMENT TO THE MARKET

Banco Opportunity S.A., Brazilian taxpayers number 33.857.830/0001-99, as manager of the funds Opportunity Lógica II FIA, Opportunity Lógica II Institucional FIA, OPP I FIA, Opportunity Carteira Ativa FIA, Opportunity Mercado à Vista FIA, Opportunity Renda Variável FIA, Opportunity T2 Fundo de Investimento Multimercado, Opportunity T60 Fundo de Investimento Multimercado and Luxor FI Multimercado ("Funds"), in compliance to Instruction CVM 358/2002, informs to the market that the Funds sold, as of July 28, 2006, 202,800 preferred shares (MYPK4) and that the Funds holding stake reached a 4.63% of the total issued preferred shares of the Company.

The signer informs that the stakes above mentioned by the Fund derives exclusively to the respective investment strategies, it does not aim to change the control composition or the administrative structure of the Company.

Rio de Janeiro, July 31st, 2006.

BANCO OPPORTUNITY S.A.

Related Party Agreements List of June,2006; March, 2006 and December, 2006;

RELATED PARTY AGREEMENTS (1)
(SAME GROUP)

Agreement Object	Parties	Total Cost (% p.a.)	Term	Amount Dec ´05 (in R$thous.)	Termination Conditions	Agreement Influence
Goodwill	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda. .	None	None	16,446	None	None
Goodwill	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	19.56	12.31.06	2,874	None	None
Intercompany Loans	Iochpe-Maxion S.A. / Maxion Structural Components USA, Inc.	1.41 + US$	01.31.06	7,157	None	None
Intercompany Loans	Iochpe Holdings LLC / Iochpe-Maxion S.A.	6.00	09.30.06	53,113	None	None
Working Capital Financing	BNDES / Maxion Sistemas Automotivos Ltda.	4.20 + TJLP	06.15.07	32,082	None	None
Guarantee by aval	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	None	12.07.09	76,068	None	None
Guarantee by aval	Iochpe-Maxion S.A. / Amsted Maxion Fundição e Equip.Ferrov. S/A	None	12.15.08	33,198	None	None

CONTRATOS COM O MESMO GRUPO

Item	Objeto e Características	Vínculo com a Companhia	Valor Original		Data de Vencimento ou Prazo	Condições de Rescisão ou Término	Saldo Remanescente	
			(R$mil)	Data			Em R$ mil	Data
01	Fundo de Comércio Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	Controlada	55.739	30.11.97	Sem prazo	Não há	16.422	mar/06
02	Fundo de Comércio Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	Controlada	179.359	31.12.96	31.12.2006	Não há	2.783	mar/06
03	Fundo de Comércio Maxion Sistemas Automotivos Ltda. / Tecob Cobranças, Repr. e Com. Ltda.	Controladas	6.638	31.05.05	Sem Prazo	Não há	3.432	mar/06
04	Mútuos - Iochpe-Maxion S.A. / Maxion Structural Components USA, Inc.	Controlada	5.238	22.03.01	15.05.2006	Não há	6.661	mar/06
05	Mútuos - Iochpe Holdings LLC / Iochpe-Maxion S.A.	Controlada	44.622	04.05.01	30.09.2006	Não há	53.839	mar/06
06	Financiamento Capital de Giro - BNDES / Maxion Sistemas Automotivos Ltda.	Controlador / Controlada	30.000	29.06.05	15.06.2007	Não há	33.050	mar/06
07	Aval - Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	Controlada	N.A.	N.A.	07.12.2009	Não há	59.749	mar/06
08	Aval - Iochpe-Maxion S.A. / Amsted Maxion Fundição e Equip. Ferrov. S/A	Controlada	N.A.	N.A.	15.12.2008	Não há	38.564	mar/06

RELATED PARTY AGREEMENTS

Item	Object and Terms	TYpe of relationship	Original Amount		Maturity date	Termination Conditions	Remaining Balance	
			(R$ thous.)	Date			R$ Thous.	Date
01	Goodwill Iochpe - Maxion S.A. / Maxion Sistemas Automotivos Ltda.	Subsidiary	55,739	30.11.97	Sem prazo	None	16,498	Jun-06
02	Goodwill Iochpe - Maxion S.A. / Maxion Sistemas Automotivos Ltda.	Subsidiary	179,359	31.12.96	31.12.2006	None	2,693	Jun-06
03	Goodwill Maxion Sistemas Automotivos Ltda. / Tecob Cobranças, Repr. e Com. Ltda.	Subsidiary	6,638	31.05.05	Sem prazo	None	3,432	Jun-06
04	Intercompany Loans - Iochpe-Maxion S.A. / Maxion Structural Components USA, Inc.	Subsidiary	5,238	22.03.01	01.08.2006	None	6,655	Jun-06
05	Intercompany Loans - Iochpe Holdings LLC / Iochpe-Maxion S.A.	Subsidiary	44,622	04.05.01	30.06.2007	None	54,533	Jun-06
06	Working Capital Financing - Financiamento Capital de Giro - BNDES / Maxion Sistemas Automotivos Ltda.	Controlling Shareholder	30,000	29.06.05	15.06.2007	None	33,989	Jun-06
07	Guarantee by aval - Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	Subsidiary	N.A.	N.A.	05.04.2011	None	56,954	Jun-06
08	Guarantee by aval - Iochpe-Maxion S.A. / Amsted Maxion Fundição e Equip. Ferrov. S.A	Subsidiary	N.A.	N.A.	15.12.2008	None	32,522	Jun-06

Press releases dated August 01, 2006; May 03,2006 and February 16, 2005;


IOCHPE-MAXION

Iochpe-Maxion releases 2Q06 results

São Paulo, August 01, 2006

Iochpe-Maxion [Bovespa: MYPK3 (common) e MYPK4 (preferred) / ADR-OTC: IOCJY-PN (preferred)], the largest Brazilian manufacturer of wheels and frames for commercial vehicles, railway freight cars and railway castings, releases its 2Q06 results.

Results (BR GAAP)

Net Operating Revenue: R$330.4 million
Gross Income: R$65.7 million
Operating Income Before Financial Expenses (EBIT): R$51.9 million
Operating Income After Financial Expenses: R$48.3 million
Net Income: R$27.6 million
Earnings Per Share (EPS): R$0.5187
EBITDA: R$58.3 million
Net Bank Debt: R$180.5 million
Capital Expenditures: R$21.8 million

In the 2Q06, Iochpe-Maxion posted a net income of R$27.6 million (earnings per share, R$0.5187), a 65% growth when compared to a net income of R$16.8 million in the same period of 2005 (earnings per share, R$0.3153). The net operating revenue in the quarter reached R$330.4 million, a 17% reduction, reflecting a slowdown of Brazilian production for trucks and agricultural machinery, a reduced demand for railway freight cars, combined with a growth of the industrial and railway castings exports.

In the first half of 2006, the net income reached R$42.5 million (earnings per share, R$0.7987), a 33% growth when compared to a net income of R$31.9 million in the same period of 2005 (earnings per share, R$0.5992).


IOCHPE-MAXION

Capital expenditures, primarily focused on the improvement of the industrial plant and production capacity increases, reached R$21.8 million in the quarter and R$35.4 million in the first half of 2006.

Full 2Q06 earnings release available to download on www.iochpe-maxion.com.br.

New website / www.iochpe-maxion.com.br

Aiming at improving its relationship with investors, Iochpe-Maxion has promoted a complete renovation of its website, including new features, such as information in corporate governance, strategy, social responsibility and markets areas, more detailed financial sections and analyst coverage besides the usual social and annual reports, presentations, conference calls and releases.

IOCHPE-MAXION

Iochpe-Maxion is the parent company of two main companies: Maxion Sistemas Automotivos Ltda (with the Automotive Components Division and the Wheels and Chassis Division) and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies operate five plants located in the cities of Cruzeiro, Osasco and Hortolândia, in São Paulo inland, and Contagem, in Minas Gerais state. Iochpe-Maxion is a listed company since 1984. Its controlling shareholders are Companhia Iochpe and BNDESPAR, both with representatives in the Board of Directors.

Contact

Marcio Fenelon
fenelon@iochpe.com.br
Investor Relations
Phone. (55 11) 5508-3843 / Fax (55 11) 5506-7353


MYPK4
NÍVEL 1
ISE


IOCHPE-MAXION

Iochpe-Maxion releases 2006 first quarter results

São Paulo, May 3, 2006

Iochpe-Maxion S.A. – Consolidated Results – 1Q06 – Brazilian Corporate Law

Bovespa - Ticker: MYPK3 (Common) e MYPK4 (Preferred) / ADR-OTC - Ticker: IOCJY (Preferred)

Net Operating Revenue: R$340.3 million
Gross Profit: R$63.8 million
Earnings Before Interest and Taxes (EBIT): R$37.7 million
Earnings After Financial Expenses: R$31.5 million
Net Income: R$14.9 million
Earnings Per Share (EPS): R$0.2800
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA): R$44.7 million
Net Bank Debt: R$150.8 million
Capital Expenditures: R$13.5 million

Iochpe-Maxion recorded net income of R$14.9 million in the first quarter of 2006, 1.4% less than the first quarter of 2005. Net operating revenue reached R$340.3 million, a 3.5% decrease over the same period of 2005, following the slowdown in the domestic production of buses and agricultural machinery, the impact of Real appreciation in the exports, combined with export growth on industrial and railway castings. Exports reached US$29.2 million in the first quarter of 2006, an increase of 28.6% in the Dollar amount over the same period of 2005.

The net bank debt reached R$150.8 million at the end of March 2006 against R$157.8 million in March 2005. The ratio between the last 12 months EBITDA reached 0.7x , inferior to the 0.9x presented at the end of March 2005.

Capital expenditures reached R$13.5 million in the quarter, primarily towards plant modernization and production capacity increase.


IOCHPE-MAXION

A IOCHPE-MAXION

Iochpe-Maxion is the largest Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars and castings. It is the cnontrolling holding of two main companies: Maxion Sistemas Automotivos Ltda. (which operates through the Wheels and Frames Division and the Automotive Component Division) and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies have five plants in the cities of Cruzeiro, Osasco and Hortolândia, in the state of São Paulo; and in Contagem, in the state of Minas Gerais. Iochpe-Maxion is publicly company since 1984.Iochpe-Maxion has Companhia Iochpe and BNDESPAR as its controlling shareholders, both represented on its Board of Directors.

The Iochpe-Maxion investor relations website at http://www.iochpe-maxion.com.br contains comprehensive information about the company, including quarterly financial statements, presentations and releases.

Contact:
Marcio Fenelon
fenelon@iochpe.com.br
Iochpe-Maxion S.A.
Investor Relations
Phone: 55 11 5508-3843 / Fax: 55 11 5506-7353


NÍVEL 1
MERCADO


ISE
Corporate
Sustainability Index

2005

Press Release

RESULTADOS DE 2005

IOCHPE-MAXION DIVULGA RESULTADOS DO ANO DE 2005

São Paulo, 16 de fevereiro de 2006

Iochpe-Maxion S.A.
Resultado Consolidado – 2005
Bovespa – Código: MYPK3 (ON) e
MYPK4 (PN) / ADR-OTC – Código: IOCJY (PN)

Receita Operacional Líquida: R$1.494,0 milhões
Lucro Bruto: R$288,7 milhões
Lucro Operacional antes das
Despesas Financeiras (EBIT): R$177,6 milhões
Lucro Operacional após as
Despesas Financeiras: R$140,5 milhões
Lucro Líquido: R$72,1 milhões
Lucro por Ação (LPA): R$1,355
Geração de Caixa Bruta (EBITDA): R$204,7 milhões
Endividamento Bancário Líquido: R$124,9 milhões
Investimentos: R$84,0 milhões

A Iochpe-Maxion registrou lucro líquido de R$72,1 milhões em 2005, um crescimento de 42% sobre o ano de 2004. A receita operacional líquida atingiu R$1.494,0 milhões, uma alta de 36% em relação ao ano anterior, refletindo a expansão da exportação de equipamentos ferroviários e fundidos industriais para o mercado norte-americano, o crescimento do mercado nacional de equipamentos ferroviários e o aumento da produção brasileira de ônibus, utilitários e caminhões. As exportações apresentaram forte crescimento, atingindo US$96,0 milhões em 2005, com expansão em Dólares de 103% em relação ao ano anterior.

O endividamento bancário líquido que era de R$101,9 milhões ao final de 2004, alcançou R$124,9 milhões ao final de 2005. Assim, sua proporção em relação à Geração de Caixa Bruta (EBITDA) manteve-se em 0,6x, o mesmo nível do final de 2004.

Na comparação com 2004, o lucro bruto aumentou 27% e atingiu R$288,7 milhões em 2005, o lucro operacional antes das despesas financeiras (EBIT) cresceu 40% e chegou a R$177,6 milhões em 2005, enquanto o EBITDA apresentou um crescimento de 32%, totalizando R$204,7 milhões em 2005. Já os investimentos, voltados primordialmente à modernização do parque industrial e à ampliação da capacidade produtiva, atingiram no ano R$84,0 milhões, um crescimento de 55% em relação a 2004.

A IOCHPE-MAXION

A Iochpe-Maxion tem origem no Grupo Iochpe, que começou suas atividades em 1918, no Rio Grande do Sul, dedicado inicialmente ao ramo madeireiro. O período de várias décadas de diversificação de negócios deu lugar, a partir do final dos anos 90, à especialização e foco nos segmentos de autopeças e equipamentos ferroviários. Atualmente a Iochpe-Maxion é a controladora de duas empresas principais, líderes de seus respectivos mercados: Maxion Sistemas Automotivos Ltda. (com as Divisões Rodas e Chassis e Componentes Automotivos) e Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. Estas empresas operam cinco unidades fabris distribuídas pelas cidades de Cruzeiro, Osasco e Hortolândia, no interior de São Paulo, e Contagem, em Minas Gerais. A Iochpe-Maxion tem seu capital aberto desde 1984. Seus controladores são a Companhia Iochpe e o BNDESPAR, ambos com representantes no Conselho de Administração.

O site de relações com investidores da Iochpe-Maxion (www.iochpe-maxion.com.br) contém informações completas sobre a empresa, incluindo demonstrações financeiras dos trimestres, apresentações e notícias.

Contato
Marcio Fenelon
fenelon@iochpe.com.br
Iochpe-Maxion S.A.
Relações com Investidores
Tel.: (55 11) 5508-3843/Fax: (55 11) 5506-7353


IOCHPE-MAXION


ISE
Índice de
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NÍVEL 1

Earnings releases for 1Q06, 2Q06 and 2005;


IOCHPE-MAXION

PERFORMANCE IN THE FIRST QUARTER OF 2006

In 1Q06, Iochpe-Maxion posted a net income of R$14.9 million (earnings per share, R$0.2800), compared to R$15.1 million in same period of 2005 (adjusted earnings per share for reverse split, R$0.2839). The net operating revenue in the quarter reached R$340.3 million, a 3.5% reduction, while the operating income before financial expenses (EBIT) reached R$37.7 million, a 8.6% decrease and EBITDA reached R$44.7 million, a 6.4% reduction, always comparing the first quarter of 2006 with same period of 2005.

Domestic Market

Brazilian production and exports of vehicles and agricultural machinery showed the following behavior in the periods indicated, in thousand units:

Segment	Production			Exports		
	1Q06	1Q05	Change (%)	1Q06	1Q05	Change (%)
Passenger cars	508.6	470.0	8.2	154.8	147.5	5.0
Light commercial vehicles	90.3	80.2	12.5	34.5	32.0	7.7
Trucks	24.1	27.5	(12.3)	7.4	7.0	4.9
Buses	8.6	8.2	5.7	3.6	4.0	(8.1)
Total vehicles	631.7	585.8	7.8	200.3	190.5	5.1
Agriculture machinery	11.3	13.8	(18.4)	5.4	8.4	(35.3)

Source: Anfavea (Brazilian Association of OEMs)

The Brazilian market of railway equipment showed the following behavior in the periods indicated:

Sale	1Q06	1Q05	Change (%)
Railway freight cars (unit)	1,309	1,375	(4.8)
Railway wheels (unit)*	10,745	9,009	19.3
Railway castings (tonne)*	733	1,046	(29.9)

Source: Amsted Maxion Estimate
* Only aftermarket. It does not include railway wheels and castings used in the assembly of railway cars

Exports

Table below summarizes the exports by products in the periods indicated, in US$ million.

Products	1Q06	1Q05	Change %)
Wheels	8.8	8.5	3.5
Frames	2.0	2.8	(28.6)
Automotive Components	0.1	0.1	0.0
Industrial and Railway Castings (Amsted-Maxion)	36.6	22.6	61.9
(-) Consolidation adjustments: 50% of Amsted-Maxion	(18.3)	(11.3)	
Iochpe-Maxion – Consolidated	**29.2**	**22.7**	**28.6**

The highlight in 1Q06 was the industrial and railway castings exports growth. Main destinations of consolidated exports in terms of value were: USA with 50%; Latin America with 26%; Canada/Mexico with 8%, Africa/Middle East with 10% and Europe with 6%.


IOCHPE-MAXION

Subsidiary and joint venture

The **Wheel and Frames Division** of **Maxion Sistemas Automotivos Ltda.** (53% of the consolidated net operating revenue), manufacturer of wheels and frames and components, mainly operating in the trucks, buses, light commercial vehicles and agricultural machinery segments, showed in 1Q06 a 14.1% reduction in its net operating revenue compared to the same period of previous year, in light of a reduction in the domestic production of trucks and agricultural machinery, followed by the impact of Real appreciation over exports. On the other hand, the domestic production of buses and light commercial vehicles increased in relation to previous year (see details in the section "Domestic Market"). Agreements were concluded during the quarter, which will represent additional revenues of approximately R$12.8 million, pointing out stamped exports for Denso in Italy, scheduled to start in October 2006.

The **Automotive Components Division of Maxion Sistemas Automotivos Ltda.** (6% of the consolidated net operating revenue), manufacturer of doorlocks, latches, knobs, keys and cylinders, hand-brake levers, hinges and pedal sets, among other products, mainly for passenger cars, recorded in 1Q06 a 12.1% reduction when compared to the same period of previous year. Such decrease was due to the sale of assets related to the window raiser mechanism business that was still accounting for 18% of the Division's net operating revenue in the first quarter of 2005.

The **Amsted-Maxion Fundição e Equipamentos Ferroviários** (41% of the consolidated net operating revenue), manufacturer of railway freight cars, railway wheels and industrial and railway castings, is a joint venture between Iochpe-Maxion and Amsted Industries, leading company in the manufacturing of railway wheels and castings in the U.S. market. In 1Q6, it obtained a 17.4% growth in relation to same period of previous year, on account of railway and industrial castings exports growth. As a subsequent event, orders of 455 railway freight cars have been canceled by the customers Brasil Ferrovias and C.V.G. Ferrominera Orinoco. On the other hand, the Company has concluded negotiation to sell 69 railway freight cars to Itaú Leasing. Therefore, as of this date, Amsted Maxion's railway freight cars orders reached 2,695 units for deliveries during 2006, accounting for sales of nearly R$510 million.

Operating and financial performance

Net operating revenue

The consolidated net operating revenue reached R$340.3 million in 1Q06, a 3.5% reduction when compared to the same period of previous year. Such performance is a result of the slowdown in domestic production of trucks and agricultural machinery, the impact of Real appreciation over exports and the industrial and railway castings exports growth.

The table below shows the net operating revenue by company and by market in the periods indicated, in R$ million.

Companies	Market	1Q06	1Q05	Change (%)
Maxion Sistemas Automotivos – Wheels and Frames Division	Domestic	157.7	178.3	(11.6)
	Export	23.4	32.6	(28.2)
	Total	181.1	210.9	(14.1)
Maxion Sistemas Automotivos – Automotive Components Division	Domestic	21.0	23.9	(12.1)
	Export	0.1	0.1	0.0
	Total	21.1	24.0	(12.1)
Amsted-Maxion Fund. e Equip. Ferrov.	Domestic	197.0	176.0	11.9
	Export	79.4	59.5	33.4
	Total	276.4	235.5	17.4
(-) Consolidation adjustments: 50% of Amsted-Maxion Fund. e Equip. Ferrov.	Domestic	(98.6)	(88.0)	
	Export	(39.7)	(29.8)	
	Total	(138.3)	(117.8)	
Iochpe-Maxion – Consolidated	Domestic	**277.1**	**290.2**	**(4.5)**
	Export	**63.2**	**62.4**	**1.3**
	Total	**340.3**	**352.6**	**(3.5)**


IOCHPE-MAXION

The table below shows the volumes sold of certain products in the periods indicated.

Quantities sold:	1Q06	1Q05	Change (%)
Road wheels (thousands of units)	349	399	(12.5)
Railway wheels* (units)	8,547	5,907	44.7
Railway freight cars (units)	1,188	1,212	(2.0)
Castings* (metric tons)	17,483	14,960	16.9

* Only aftermarket, it does not include wheels and castings used in the assembly of new railway cars.

Cost of goods sold
The cost of goods sold, which accounted for 81.2% of the consolidated net operating revenue, was R$276.5 million in 1Q06, a 1.6% reduction when compared to R$281.1 million recorded in the same period of 2005, which, on its turn, accounted for 79.7% of the consolidated net operating revenue in that quarter.

Gross Income
Gross income reached R$63.8 million in 1Q06, or 18.8% of the net operating revenue, a 10.7% decrease in relation to same period of 2005, when gross income amounted to R$71.5 million, or 20.3% of the net operating revenue. The impact caused by Real appreciation over exports when compared to the same period of previous year (average exchange of R$2.1712 in 1Q06, against R$2.7489 in the same period of 2005), represented a loss of 380 basis points of gross margin.

Operating expenses
Operating expenses in 1Q06 reached R$26.2 million, a 13.5% decrease when compared to the same period of 2005, when operating expenses amounted to R$30.2 million. The operating expenses accounted for 7.7% of the net operating revenue in 1Q06, against 8.6% in the same period of 2005.

Decreased operating expenses reflect a reduction of variable sales expenses, on account of reduced consolidated net operating revenue.

Operating income before net financial expense (EBIT)
EBIT reached R$37.7 million in 1Q06, or 11.1% of the consolidated net operating revenue, against R$41.3 million in the same period of 2005, or 11.7% of the consolidated net operating revenue. For reasons of such reduction, see sections "Gross Income" and "Operating Expenses".

Net financial expense
The net financial expense reached R$6.2 million in 1Q06 (R$8.7 million in the same period of 2005), reduced by R$0.8 million due to the effect of Real appreciation (R$0.1 million decrease in the same period of 2005) and in view of a lower average cost of indebtedness when compared to 1Q05. The net foreign currency exposure at the end of 1Q06 was an asset position of US$2.6 million.

Non-operating income
In 1Q06, the non-operating income was negative at R$5.1 million (1.5% of the net operating revenue), due to expenses and provisions derived from discontinued businesses, against a negative result of R$5.3 million in the same period of 2005 (1.5% of the net operating revenue).

Income tax and social contribution
The income tax and social contribution reached R$11.5 million in 1Q06 (R$12.2 million in the same period of 2005), against income before income tax of R$26.4 million (R$27.3 million in the same period of 2005).


IOCHPE-MAXION

Net Income
Net income reached R$14.9 million in 1Q06 (R$0.2800 per share), a 1.4% reduction when compared to an income of R$15.1 million in the same period of 2005 (R$0.2839 per share).

EBITDA
The table below shows the evolution of EBITDA in the periods indicated:

	1Q06	1Q05	Change (%)
Net income	14.9	15.1	(1.4)
Income tax and social contribution	11.5	12.1	(5.2)
Non-operating income	5.1	5.3	(3.4)
Net financial expenses	6.2	8.7	(29.2)
Depreciation and amortization	7.0	6.5	7.7
EBITDA	44.7	47.7	(6.4)

EBITDA showed in 1Q06 a 6.4% reduction in relation to the amount obtained in the same period of previous year, reaching R$44.7 million. EBITDA margin stood at 13.1%, a performance lower than 13.5% in 1Q05 (the sections "Gross Income" and "Operating Expenses" explain the reasons of such reduction).

Liquidity and indebtedness

The consolidated available cash and cash equivalents at the end of March 2006, reached R$22.6 million, all the amount being recorded in the short term. The cash and cash equivalents denominated in U.S. dollars accounted for approximately 9% of total available cash and cash equivalents on this date.

The consolidated gross bank debt reached on same date the amount of R$173.4 million, R$113.8 million in the short term and R$59.6 million recorded in the long term. The main indexes of such indebtedness are: TJLP (long-term interest rates) with 71% of total gross amount, followed by U.S. dollar with 25%, CDI (interbank rate) with 2% and IGP-M (wholesale price index) with 2%.

The consolidated net bank debt reached R$150.8 million in March 2006 (R$ 124.9 million in December 2005 and R$157.8 million in March 2005). The ratio between this amount and last 12 months EBITDA stood at 0.7x in March 2006, inferior to the ratio 0.9x in March 2005. The consolidated net bank debt position in March 2006 was favored by R$13 million on account of entry of prepayments related to the agreements for the sale of railway cars for delivery in 2006 (benefit of R$18 million in March 2005 and R$33 million in December 2005).

Capital Expenditures
During 1Q06, capital expenditures in the development of new products and industrial park upgrade reached R$13.5 million (R$13.1 million in the same period of 2005).

Capital markets

The preferred shares (Bovespa: MYPK4) ended 1Q06 quoted at R$18.80, a 17.6% appreciation over the past 12 months and a drop of 1.0% in 1Q06; the common shares (Bovespa: MYPK3) ended 1Q06 quoted at R$14.99, a 9.0% appreciation over the past 12 months and 15.5% in 1Q06. At the end of 1Q06, Iochpe-Maxion reached a market capitalization of R$930.6 million and the book value per share reached R$4.60.



In 1Q06, Iochpe-Maxion's shares showed a daily average volume for trading at the São Paulo Stock Exchange of R$3.1 million (R$0.6 million in 1Q05) and a daily average number of 174 trades (22 in 1Q05). Such growth derives from higher stake of non-controlling shareholders (free-float), which increased from 25.3% at the end of March 2005 to 48.3% at the end of March 2006, on account of the secondary offering concluded in 1Q06.

Secondary Public Offering

On March 8, 2006, a secondary public offering of preferred shares issued by Iochpe-Maxion was concluded, offered by BNDESPAR, FPS and Fundo Sinergia, which started on February 1, 2006. The offering involved 17,672,924 Iochpe-Maxion's preferred shares, which accounted for 33.2% of its total capital.

The investor relations website of Iochpe-Maxion (www.iochpe-maxion.com.br) contains full information about the Company, including among others, the annual and social reports of 2005, quarterly reports, financial statements, presentations and news.







BALANCE SHEET – R$ THOUSAND

ASSETS	Mar '06	Mar '05	LIABILITES AND EQUITY	Mar '06	Mar '05
CURRENT			**CURRENT**		
Cash and marketable securities	22,639	30,287	Loans	113,814	144,965
Receivables	186,422	180,713	Payables	64,501	73,969
Inventories	131,822	160,479	Costumers advances	51,984	69,558
Recoverable taxes	18,895	26,648	Wages and charges	29,507	25,403
Other	28,077	18,833	Taxes	9,360	23,601
	387,855	416,960	Provisions	7,869	15,067
			Other	12,648	36,820
				289,683	389,383
LONG TERM			**LONG TERM**		
Receivables	2,832	4,533	Loans	59,625	42,148
Deferred income taxes	28,945	40,090	Provisions	62,601	36,918
Other	13,762	29,872	Other	14,865	4,246
	45,539	74,495		137,091	83,312
			MINORITY INTEREST	195	176
PERMANENT			**EQUITY**		
Investments	369	265	Paid-up capital	161,463	161,463
Plant, property and equipment	235,540	178,763	Profit reserves	68,468	24,770
Deferred items	2,501	3,736	Retained earnings	14,904	15,115
	238,410	182,764		244,835	201,348
	671,804	674,219		671,804	674,219

INCOME STATEMENT – R$ THOUSAND

	First Quarter				
	2,006	% N.O.R.	2,005	% N.O.R.	Var%
Net operating revenue	340,321	100.0%	352,579	100.0%	-3.5%
(-) Cost of goods sold	(276,483)	-81.2%	(281,082)	-79.7%	-1.6%
Gross profit	63,838	18.8%	71,497	20.3%	-10.7%
Operating expenses					
Sales	(14,708)	-4.3%	(17,238)	-4.9%	-14.7%
General and Administrative	(11,505)	-3.4%	(12,202)	-3.5%	-5.7%
Other operating expenses	58	0.0%	(807)	-0.2%	-107.2%
	(26,155)	-7.7%	(30,247)	-8.6%	-13.5%
Earnings before interest and taxes - EBIT	37,683	11.1%	41,250	11.7%	-8.6%
Net financial expenses	(6,162)	-1.8%	(8,700)	-2.5%	-29.2%
Earnings after financial expenses	31,521	9.3%	32,550	9.2%	-3.2%
Non-operating result	(5,106)	-1.5%	(5,284)	-1.5%	-3.4%
Earnings before taxes	26,415	7.8%	27,266	7.7%	-3.1%
Income taxes	(11,511)	-3.4%	(12,151)	-3.4%	-5.3%
Net Income	14,904	4.4%	15,115	4.3%	-1.4%
EBITDA	44,666	13.1%	47,724	13.5%	-6.4%


IOCHPE-MAXION

PERFORMANCE IN THE SECOND QUARTER OF 2006

In 2Q06, Iochpe-Maxion posted a net income of R$27.6 million (earnings per share, R$0.5187), compared to R$16.8 million in same period of 2005 (earnings per share, R$0.3153). The net operating revenue in the quarter reached R$330.4 million, a 16.8% reduction, while the operating income before financial expenses (EBIT) reached R$51.9 million, a 22.3% increase and EBITDA reached R$58.3 million, an 18.9% increase, always comparing the second quarter of 2006 with same period of 2005.

The main factors leading to this result in 2Q06 were the increase of the operating margins through the cost control, the growth of the industrial and railway castings exports and a favorable court decision in the dispute related to the parent company's COFINS calculation basis, combined with the slowdown of the domestic production of trucks and agricultural machinery, a strong reduction of demand for railway freight cars and the appreciation of the domestic currency, impairing the exports profitability.

In the first half of 2006, Iochpe-Maxion posted a net income of R$42.5 million (earnings per share, R$0.7987), when compared to a net income of R$31.9 million in the same period of 2005 (earnings per share, R$0.5992). The net operating revenue in the first half reached R$670.7 million, a 10.5% reduction, while the operating income before financial expenses (EBIT) reached R$89.6 million, a 7.0% increase and the EBITDA reached R$103.0 million, a 6.4% hike, always comparing the first half of 2006 to the same period of 2005.

Domestic Market

Brazilian production of vehicles and agricultural machinery showed the following behavior in the periods indicated, in thousand units:

Segment	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Passenger cars	535.6	525.4	1.9	1,044.2	995.3	4.9
Light commercial vehicles	97.7	94.8	3.1	187.9	175.0	7.4
Trucks	27.0	31.6	(14.4)	51.2	59.1	(13.4)
Buses	10.4	10.2	2.0	19.1	18.4	3.6
Total vehicles	670.7	662.0	1.3	1,302.4	1,247.8	4.4
Agricultural machinery	12.6	15.4	(18.5)	23.8	29.2	(18.4)

Source: Anfavea – OEMs association

The Brazilian exports of vehicles and agricultural machinery showed the following behavior during the periods indicated, in thousand units:

Segment	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Passenger cars	169.2	194.5	(13.0)	324.0	342.0	(5.3)
Light commercial vehicles	39.0	39.7	(1.8)	73.5	71.7	2.5
Trucks	10.4	9.1	13.9	17.7	16.1	10.0
Buses	4.0	5.1	(21.4)	7.6	9.1	(15.6)
Total vehicles	222.6	248.4	(10.4)	422.9	438.9	(3.7)
Agricultural machinery	5.9	8.7	(31.7)	11.4	17.1	(33.4)

Source: Anfavea – OEMs association


IOCHPE-MAXION

The Brazilian market of railway equipment showed the following behavior in the periods indicated:

Sale	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Railway freight cars (unit)	1,254	1,897	(33.9)	2,563	3,272	(21.7)
Railway wheels (thousand units)*	13,075	14,106	(7.3)	23,820	23,115	3.0
Railway castings (thousand metric tonnes)*	885	1,641	(46.1)	1,618	2,687	(39.8)

Source: Amsted Maxion Estimate
* Only Brazilian aftermarket. It does not include neither exports, nor railway wheels and castings used in the assembly of railway freight cars

Exports

Table below summarizes the exports by products in the periods indicated, in US$ million.

Sale	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Commercial vehicle wheels	10.8	8.8	22.7	19.6	17.3	13.3
Chassis	1.4	2.5	(44.0)	3.4	5.3	(35.8)
Automotive components	0.1	—	—	0.2	0.1	100.0
Industrial and railway castings	28.2	15.3	84.3	56.6	29.9	89.3
Railway freight cars	—	13.5	—	8.2	21.5	(61.9)
(-) Consolidation adjustments: 50% of Amsted Maxion	(14.1)	(14.5)		(32.4)	(25.8)	
Iochpe-Maxion - Consolidated	26.4	25.8	2.3	55.6	48.5	14.6

Main destinations of consolidated exports during the first half of 2006 in terms of value were: USA, 53%; Latin America, 22%; Canada/Mexico, 7%, Africa/Middle East, 10% and Europe, 8%.

Subsidiary and joint venture

The **Wheel and Chassis Division** of **Maxion Sistemas Automotivos Ltda.** (56% of the consolidated net operating revenue in 2Q06), the largest Brazilian manufacturer of wheels and chassis and its components, mainly operating in the trucks, buses, light commercial vehicles and agricultural machinery segments, showed in 2Q06 a 15.5% reduction in its net operating revenue compared to the same period of previous year, in light of a reduction in the domestic production of trucks and agricultural machinery, followed by the impact of Real appreciation over exports. On the other hand, the domestic production of buses and light commercial vehicles increased in relation to previous year (see details in the section "Domestic Market"). New businesses were concluded during the quarter, which will represent additional revenues of approximately R$8.0 million per year, including siderails for Workhorse (USA) and wheels for Kvant (Russia) and Lanex (Latvia).

The **Automotive Components Division** of **Maxion Sistemas Automotivos Ltda.** (6% of the consolidated net operating revenue in 2Q06), manufacturer of automotive components, incluidng hand-brake levers, pedal sets, doorlocks, latches, knobs, keys, cylinders and hinges, among other products, recorded in 2Q06 a 14.5% reduction in its net operating revenue when compared to the same period of previous year. Such decrease was due to the sale of assets related to the window raiser mechanism business that was still accounting for 19% of the Division's net operating revenue in the second quarter of 2005. During the quarter, new business were concluded, which will represent additional annual revenues of approximately R$40.0 million for the supply, in partnership with the Wheels and Chassis Division, of several stamped structural components for Fiat new models, and production is estimated to start in 2Q07.


IOCHPE-MAXION

The **Amsted-Maxion Fundição e Equipamentos Ferroviários** (38% of the consolidated net operating revenue in 2Q06), the Brazilian leader in the production of railway freight cars, railway wheels and industrial and railway castings, is a joint venture between Iochpe-Maxion and Amsted Industries, leading company in the manufacturing of railway wheels and castings in the U.S. market. In 2Q06, it showed a 19.0% reduction in its net operating revenue when compared to the same period of previous year, as a result of the railway freight cars domestic market slowdown, partially offset by the railway and industrial castings exports growth. Negotiations for the sale of 188 railway freight cars to Companhia Vale do Rio Doce and Coopersucar were concluded. Therefore, on this date, Amsted Maxion's railway freight cars orders total 2,883 units for deliveries during 2006 (out of this total, 2,174 units were delivered in first half of 2006), amounting to nearly R$540 million.

Operating and financial performance

Net operating revenue
The consolidated net operating revenue reached R$330.4 million in 2Q06, a 16.8% reduction when compared to the same period of previous year. Such performance is a result of the slowdown in domestic production of trucks and agricultural machinery, reduced demand for railway freight cars, industrial and railway castings exports growth, and the appreciation of the domestic currency, reducing the value in *reais* of exports.

The table below shows the net operating revenue by division or company and by market in the periods indicated, in R$ million.

Companies	Market	2Q06	2Q05	Change (%)	1H06	1H5	Change (%)
Wheels and Chassis Division	Domestic	157.2	188.9	(16.8)	314.9	367.2	(14.2)
	Export	26.6	28.7	(7.4)	50.0	61.3	(18.5)
	Total	183.8	217.6	(15.5)	364.9	428.5	(14.8)
Automotive Components Division	Domestic	21.4	25.4	(15.7)	42.4	49.3	(14.0)
	Export	0.4	0.1	291.0	0.5	0.2	145.5
	Total	21.8	25.5	(14.5)	42.9	49.5	(13.3)
Amsted Maxion	Domestic	187.8	238.2	(21.2)	384.8	414.2	(7.1)
	Export	61.7	69.9	(11.7)	141.1	129.4	9.0
	Total	249.5	308.1	(19.0)	525.9	543.6	(3.3)
(-) Consolidation adjustments: 50% of Amsted Maxion	Domestic	(93.8)	(119.1)		(192.4)	(207.1)	
	Export	(30.9)	(34.9)		(70.6)	(64.7)	
	Total	(124.7)	(154.0)		(263.0)	(271.8)	
Iochpe-Maxion – Consolidated	Domestic	272.6	333.4	(18.2)	549.7	623.6	(11.8)
	Export	57.8	63.8	(9.5)	121.0	126.2	(4.1)
	Total	330.4	397.2	(16.8)	670.7	749.8	(10.5)

The table below shows the volumes sold of certain products in the periods indicated.

Quantities sold	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Commercial vehicles wheels (thousands of units)	375	395	(5.1)	724	795	(8.9)
Railway wheels* (units)	9,766	3,822	155.5	18,313	9,729	88.2
Castings* (metric tonnes)	17,184	10,946	57.0	34,667	20,564	68.6
Railway freight cars (units)	986	1,697	(41.9)	2,174	2,909	(25.3)

* Only aftermarket, it does not include wheels and castings used in the assembly of new railway freight cars.


IOCHPE-MAXION

Cost of goods sold
The cost of goods sold, which accounted for 80.1% of the consolidated net operating revenue, was R$264.8 million in 2Q06, a 18.2% reduction when compared to R$323.6 million recorded in the same period of 2005, which, on its turn, accounted for 81.5% of the consolidated net operating revenue in that quarter.

Gross Income
Gross income reached R$65.7 million in 2Q06, or 19.9% of the net operating revenue, a 10.8% decrease in relation to same period of 2005, when gross income amounted to R$73.6 million, or 18.5% of the net operating revenue. The impact caused by Real appreciation over exports when compared to the same period of previous year (average exchange of R$2.1894 in 2Q06, against R$2.4825 in the same period of 2005), represented a loss of 180 basis point of gross margin.

Operating expenses
Operating expenses in 2Q06 reached R$13.8 million, a 55.8% decrease when compared to the same period of 2005, when operating expenses amounted to R$31.2 million. The main factors for this reduction were: a favorable court decision in lawsuit discussing the parent company's COFINS calculation basis, generating a R$12.8 million result, provisions were added to other tax contingencies in the amount of R$2.1 million and reduced expenses incurred with freights and commissions, due to the slowdown of sales.

The total operating expenses accounted for 4.2% of the net operating revenue in 2Q06, against 7.8% in the same period of 2005. If we exclude the non-recurring effects of the aforementioned tax contingencies, these expenses in 2Q06 would represent 7.4% of the net operating revenue.

There are other lawsuits in progress discussing the PIS and COFINS calculation basis, the consolidated provision of which amounted to R$7.8 million at the end of June 2006.

Operating income before net financial expense (EBIT)
EBIT reached R$51.9 million in 2Q06, or 15.7% of the consolidated net operating revenue, (R$41.3 million and 12.5% of the consolidated net operating revenue, excluding the effects of *tax contingencies*), *against R$42.4 million in the same period of 2005, or 10.7% of the* consolidated net operating revenue. For reasons of such reduction, see sections "Gross Income" and "Operating Expenses".

Net financial expense
The net financial expense reached R$3.6 million in 2Q06 (R$9.0 million in the same period of 2005), reduced by R$4.0 million due to the effect of Real appreciation (R$2.6 million decrease in the same period of 2005) and to a lower average cost of indebtedness when compared to 2Q05. The net foreign currency exposure at the end of 2Q06 was a liability position of US$16.8 million.

Non-operating income
In 2Q06, the non-operating income was negative at R$7.3 million (2.2% of the net operating revenue), due to expenses and provisions derived from discontinued businesses, against a negative result of R$4.8 million in the same period of 2005 (1.2% of the net operating revenue).

Income tax and social contribution
The income tax and social contribution reached R$13.4 million in 2Q06 (R$11.9 million in the same period of 2005), against income before income tax of R$41.0 million (R$28.7 million in the same period of 2005).

Net Income
Net income reached R$27.6 million in 2Q06 (R$0.51870 per share), a 64.5% increase when compared to a net income of R$16.8 million in the same period of 2005 (R$0.3153 per share).



EBITDA

The table below shows the evolution of EBITDA in the periods indicated, in thousands of reais:

	2Q06	2Q05	Change (%)	1H06	1H05	Change (%)
Net income	27,614	16,782	64.5	42,518	31,897	33.3
Income tax and social contribution/minority interest	13,415	11,955	12.2	24,911	24,084	3.4
Non-operating income	7,264	4,763	52.5	12,370	10,047	23.1
Net financial result	3,619	8,966	(59.6)	9,781	17,666	(44.6)
Depreciation and amortization	6,374	6,559	(2.8)	13,372	13,055	2.4
EBITDA	58,286	49,025	18.9	102,952	96,749	6.4

EBITDA showed in 2Q06 an 18.9% increase in relation to the amount obtained in the same period of previous year, reaching R$58.3 million (R$47.5 million, excluding the tax contingencies effects). EBITDA margin stood at 17.7% (14.4% excluding the tax contingencies effects), a performance higher than 12.3% in 2Q05 (the sections "Gross Income" and "Operating Expenses" explain the reasons of such variation).

Liquidity and indebtedness

The consolidated available cash and cash equivalents at the end of June 2006, reached R$52.7 million, all the amount being recorded in the short term. The cash and cash equivalents denominated in U.S. dollars accounted for approximately 2% of total available cash and cash equivalents on this date.

The consolidated gross bank debt reached on same date the amount of R$233.2 million, R$193.3 million in the short term and R$39.9 million recorded in the long term. The main indexes of such indebtedness are: TJLP (long-term interest rates) with 65% of total gross amount, followed by U.S. dollar with 33% and IGP-M (wholesale price index) with 2%.

The consolidated net bank debt reached R$180.6 million in June 2006 (R$150.8 million in March 2006 and R$175.6 million in June 2005). The ratio between this amount and last 12 months EBITDA stood at 0.9x in June 2006, inferior to the ratio 1.0x in June 2005. The consolidated net bank debt position in June 2006 was favored by R$2 million on account of entry of prepayments related to the agreements for the sale of railway freight cars for delivery in 2006 (benefit of R$13 million in March 2006 and R$29 million in June 2005).

Capital Expenditures

During 2Q06, capital expenditures in the development of new products and industrial plant upgrade reached R$21.8 million (R$34.5 million in the same period of 2005).

Capital markets

The preferred shares (Bovespa: MYPK4) ended the first half of 2006 quoted at R$21.00, a 10.5% appreciation in 2006; the common shares (Bovespa: MYPK3) ended the first half of 2006 quoted at R$13.50, a 4.0% appreciation in 2006. At the end of the first half of 2006, Iochpe-Maxion reached a market capitalization of R$979.7 million and the book value per share reached R$5.12.

In the first half of 2006, Iochpe-Maxion's shares showed a daily average volume for trading at the São Paulo Stock Exchange of R$3.1 million (R$0.4 million in the first half of 2005) and a daily average number of 146 trades (18 in the first half of 2005). Such growth derives from higher stake of non-controlling shareholders in the total capital (free-float), which increased from 25.3% at the end of June 2005 to 48.3% at the end of June 2006, on account of the secondary offering concluded in 1Q06.



New website | www.iochpe-maxion.com.br

Aiming at improving its relationship with investors, Iochpe-Maxion has promoted a complete renovation of its website, including new information in the corporate governance, strategy, social responsibility and markets areas, besides the usual social and annual reports, quarterly reports, financial statements, presentations, conference calls and releases.


MYPK4
NÍVEL 1


ISE
Corporate
Sustainability Index


IOCHPE-MAXION

BALANCE SHEET- R$ THOUSAND

ASSETS	June '06	June '05	LIABILITES AND EQUITY	June '06	June '05
CURRENT			**CURRENT**		
Cash and marketable securities	52.666	30.567	Loans	193.297	120.427
Receivables	222.179	193.015	Payables	62.057	92.676
Inventories	150.149	182.150	Costumers advances	50.611	67.478
Recoverable taxes	20.399	30.754	Wages and charges	38.528	32.054
Other	17.089	17.754	Taxes	5.609	25.624
	462.482	454.240	Provisions	1.521	15.676
			Other	19.131	29.198
				370.752	383.133
LONG TERM			**LONG TERM**		
Receivables	2.128	4.021	Loans	39.946	85.713
Deferred income taxes	27.702	40.090	Provisions	61.620	39.082
Other	14.893	36.192	Other	16.035	18.608
	44.723	80.303		117.601	143.403
			MINORITY INTEREST	212	191
PERMANENT			**EQUITY**		
Investments	369	210	Paid-up capital	161.463	161.463
Plant, property and equipment	251.161	206.675	Profit reserves	68.468	24.770
Deferred items	2.279	3.429	Retained earnings	42.518	31.897
	253.809	210.314		272.449	218.130
	761.014	744.857		761.014	744.857

INCOME STATEMENT - R$ THOUSAND

Second Quarter

	2.006	% N.O.R.	2.005	% N.O.R.	Var%
Net operating revenue	330.426	100,0%	397.180	100,0%	-16,8%
(-) Cost of goods sold	(264.755)	-80,1%	(323.582)	-81,5%	-18,2%
Gross profit	65.671	19,9%	73.598	18,5%	-10,8%
Operating expenses					
Sales	(13.591)	-4,1%	(19.122)	-4,8%	-28,9%
General and Administrative	(10.459)	-3,2%	(11.614)	-2,9%	-9,9%
Other operating expenses	10.276	3,1%	(418)	-0,1%	-2558,4%
	(13.774)	-4,2%	(31.154)	-7,8%	-55,8%
Earnings before interest and taxes - EBIT	51.897	15,7%	42.444	10,7%	22,3%
Net financial expenses	(3.619)	-1,1%	(8.966)	-2,3%	-59,6%
Earnings after financial expenses	48.278	14,6%	33.478	8,4%	44,2%
Non-operating result	(7.264)	-2,2%	(4.763)	-1,2%	52,5%
Earnings before taxes	41.014	12,4%	28.715	7,2%	42,8%
Income taxes	(13.400)	-4,1%	(11.933)	-3,0%	12,3%
Net Income	27.614	8,4%	16.782	4,2%	64,5%
EBITDA (*)	58.286	17,6%	49.025	12,3%	18,9%
CAPEX	21.838	6,6%	34.510	8,7%	-36,7%

IOCHPE-MAXION

INCOME STATEMENT - R$ Thousand

First Half

	2.006	% N.O.R.	2.005	% N.O.R.	Var%
Net operating revenue	670.747	100,0%	749.759	100,0%	-10,5%
(-) Cost of goods sold	(541.238)	-80,7%	(604.664)	-80,6%	-10,5%
Gross profit	129.509	19,3%	145.095	19,4%	-10,7%
Operating expenses					
Sales	(28.299)	-4,2%	(36.360)	-4,8%	-22,2%
General and Administrative	(21.964)	-3,3%	(23.816)	-3,2%	-7,8%
Other operating expenses	10.334	1,5%	(1.225)	-0,2%	-943,6%
	(39.929)	-6,0%	(61.401)	-8,2%	-35,0%
Earnings before interest and taxes - EBIT	89.580	13,4%	83.694	11,2%	7,0%
Net financial expenses	(9.781)	-1,5%	(17.666)	-2,4%	-44,6%
Earnings after financial expenses	79.799	11,9%	66.028	8,8%	20,9%
Non-operating result	(12.370)	-1,8%	(10.047)	-1,3%	23,1%
Earnings before taxes	67.429	10,1%	55.981	7,5%	20,4%
Income taxes	(24.911)	-3,7%	(24.084)	-3,2%	3,4%
Net income	42.518	6,3%	31.897	4,3%	33,3%
EBITDA (*)	102.952	15,3%	96.749	12,9%	6,4%
CAPEX	35.364	5,3%	47.561	6,3%	-25,6%


2005
Management Report
2005
IOCHPE-MAXION

2005 MANAGEMENT REPORT

Iochpe-Maxion presented a net income of R$72.1 million (earnings per share of R$1.355), a 41.9% increase over the R$50.8 million (earnings per share of R$0.955 after a pro-forma adjustment following the 2005 share reverse split) result of the previous year. The highlight was the growth in net operating revenues, the result of rising exports of railway equipment and industrial castings to the US market, higher domestic demand for railway equipment, and greater production of commercial vehicles in Brazil, driven mainly by automakers' exports. It is worth mentioning the appreciation of the local currency (R$) that curbed profitability on exports, and reduced the company's gross margin in relation to 2004.

Consolidated net operating revenues reached R$1,494.0 million, a 36.0% rise over the previous year. Gross profit totaled R$288.7 million, a 26.9% increase; earnings before interest and taxes (EBIT) amounted to R$177.6 million, a 40.2% increase; and earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$204.7 million, a 31.7% increase, always in relation to the previous year.

Domestic Market

Automotive production in Brazil experienced growth in all its segments, especially because of rising export sales. The exception was the decrease on production of agriculture machinery, which reflected falling domestic demand for this segment. The table below reflects Brazilian production and export sales of vehicles for the periods shown.

In thousand units, except % variation

Segment	Brazilian production			Exports		
	2005	2004	Var. (%)	2005	2004	Var. (%)
Passenger cars	1,930.6	1,756.6	9.9%	606.1	497.3	21.9%
Utility vehicles	365.7	318.4	14.9%	155.5	114.0	36.5%
Trucks	116.1	107.0	8.5%	37.0	25.4	46.0%
Buses	35.2	28.7	22.6%	18.9	12.9	46.3%
Total vehicles	2,447.6	2,210.7	10.7%	817.6	649.6	25.9%
Agriculture machinery	52.9	69.4	(23.8%)	30.7	31.0	(1.0%)

Source: Anfavea

The railway industry enjoyed solid growth, driven in particular by rising demand for freight cars. The table below summarizes demand of the Brazilian railway market for the periods shown.

Segment	2005	2004	Var. (%)
Freight cars (units)	7,270	5,642	28.9%
Railway castings (metric tons)	5,100	3,386	50.6%
Railway wheels (units)	48,231	41,595	16.0%

Source: Amsted-Maxion estimates

Export Markets

In 2005, exports amounted to US$96.0 million, or R$231.4 million, which represents an increase of 103.0% in dollar terms, and 60.6% in local currency (R$) terms, over the previous year. Main destinations of the consolidated exports, in Dollar amount, were: USA (46%), Latin America (25%), Canada/Mexico (11%), Africa and Middle East (11%), Europe (7%) and Asia-Pacific (1%). The above consolidated export figures can also be broken down according to products, as follows: railway equipment 53%, commercial vehicles wheels accounted for 37%, and chassis 10%.



Net Operating Revenues

The table below depicts net operating revenues (in million R$) according to company or division, in the domestic market and export markets, for the periods shown.

Company/division	Market	2005	2004	Var. % 2005/2004
Maxion Sistemas Automotivos – Wheel and Chassis Division	Domestic	700.9	526.9	33.0%
	Export	108.4	99.5	8.9%
	Total	809.3	626.4	29.2%
Maxion Sistemas Automotivos – Automotive Components Division	Domestic	91.7	148.9	(38.4%)
	Export	0.6	0.6	-
	Total	92.3	149.5	(38.3%)
Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	940.1	557.4	68.7%
	Export	244.8	88.1	177.9%
	Total	1,184.9	645.5	83.6%
(-) Consolidation adjustments: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	(470.1)	(278.7)	
	Export	(122.4)	(44.1)	
	Total	(592.5)	(322.8)	
Iochpe-Maxion – consolidated figures	Domestic	**1,262.6**	**954.5**	**32.3%**
	Export	**231.4**	**144.1**	**60.6%**
	Total	**1,494.0**	**1,098.6**	**36.0%**

Subsidiaries and Joint Ventures

Maxion Sistemas Automotivos Ltda. – Wheel and Chassis Division

The Wheel and Chassis Division, a supplier to the truck, bus, utility vehicle and agriculture machinery segments, presented net operating revenues of R$809.3 million in 2005, a 29.2% increase over 2004, and accounted for 54.2% of the company's consolidated net operating revenues. This growth was the result of rising domestic production of trucks, buses and utility vehicles (please see details in the "Domestic market" section).

Net operating revenues in the Chassis segment reached R$463.4 million, a growth of 42.5% over 2004; while the wheels segment had net sales of R$345.9 million, an increase of 14.8% over the previous year. Export sales reached US$44.9 million, accounting for 13.4% of this division's total net operating revenues, and represented a 39.4% increase over the previous year in dollar terms. The main export destination was the United States wheels market.

Maxion Sistemas Automotivos Ltda. – Automotive Components Division

In 2005, the Automotive Components Division, manufacturer of locks, latches, door handles, knobs, keys and cylinder sets, handbrake levers, hinges, pedal sets, among other products to passenger car applications, had net operating revenues of R$92.3 million, a 38.3% decrease from 2004 and accounted for 6.2% of the company's consolidated net operating revenue. This decrease follows the 2004 sale of assets of the window mechanism business. This business represented 50% of this division's net operating revenue in that year.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

Amsted-Maxion Fundição e Equipamentos Ferroviários, a manufacturer of railway freight cars, railway wheels and railway and industrial castings, is a joint venture between Iochpe-Maxion and Amsted Industries, the leading manufacturer of railway wheels and railway castings in North America.



In 2005, achieved net operating revenues of R$1,184.9 million, an 83.6% growth over 2004. Such growth was driven by a higher demand for railway freight cars, which resulted in 6,455 units sold in 2005, against 4,225 in 2004. Another important factor was a 232% rise in export sales, in dollar terms, from US$30.1 million in 2004 to US$101.6 million. In terms of exports, the year's highlights were the sale of industrial and railway castings to ASF-Amsted and Caterpillar, both US based.

Amsted-Maxion's order book at 2005 year-end totaled 3,081 units, to be delivered throughout 2006, representing sales of nearly R$600 million.

Comparing 2005 and 2004 Results

Net operating revenues

Consolidated net operating revenues reached R$1,494.0 million in 2005, a 36.0% increase over the R$1,098.6 million presented during the previous year. This performance was the result of rising exports of railway equipment and industrial castings, higher domestic demand for railway equipments, and greater Brazilian production of commercial vehicles, driven mainly by automakers' exports.

Cost of goods sold

In 2005, the cost of goods sold was R$1,205.4 million (80.7% of consolidated net operating revenues), a 38.4% increase over the R$871.1 million recorded during 2004 (79.3% of consolidated net operating revenues). The main factor behind this growth was the increase in the volume of goods sold, and the corresponding increase in the amount of raw materials consumed.

Gross profit

In 2005, gross profit totaled R$288.7 million, a 26.9% increase over 2004, when the gross profit was R$227.5 million. The gross margin amounted to 19.3% in 2005, against 20.7% in 2004. This decrease in the margin is mainly the result of decreased margins in export sales, caused by the appreciation of the local currency (R$) against the US dollar (average exchange rate of R$2.43 to US$1.00 in 2005, compared to R$2.92 to US$1.00 in 2004).

Operating expenses

Operating expenses amounted to R$111.1 million in 2005 (7.4% of consolidated net operating revenues), a 10.2% increase over 2004, when operating expenses totaled R$100.8 million (9.2% of consolidated net operating revenues). The decrease in the ratio between operating expenses and consolidated net operating revenues is attributable mainly to the absorption of sales growth by the fixed expenses. The rise in operating expenses value results from the growth in sales and the consequent increase in selling expenses (freights, commissions and royalties), as well as wage increases following union collective agreements.

Other operating expenses amounted to R$2.4 million in 2005, against R$6.6 million in 2004, the result of additional provisions for tax litigation.

Earnings before interest and taxes (EBIT)

In 2005, EBIT totaled R$177.6 million (11.9% of consolidated net operating revenues), compared with R$126.7 million in the previous year (11.5% of consolidated net operating revenues). Please see explanations in the "Gross profit" and "Operating expenses" sections.

Net financial expenses

In 2005, net financial expenses totaled R$37.1 million, a 13.9% increase over 2004, when net financial expenses were R$32.6 million. This increase is the result of higher net bank debt, which went from R$101.9 million in December 2004 to R$124.9 million in December 2005 (please see the "Liquidity and indebtedness" section).

Non-operating result

In 2005, non-operating result were negative in the amount of R$20.3 million, against a negative R$20.6 million the previous year.



Income tax and social contribution

In 2005, income tax and social contribution totaled R$48.0 million, a 111.4% increase over 2004, when income tax and social contribution were R$22.7 million. Income tax and social contribution in 2004 were reduced by R$13.6 million, following the constitution of *deferred income tax and the use of tax losses resulting* from corporate and operational restructuring during the third quarter of that year.

Net earnings

In 2005, net earnings amounted to R$72.1 million, a 41.9% increase over the R$50.8 million net earnings the previous year.

Earnings before interest, taxes, depreciation, and amortization (EBITDA)

The table below shows the EBITDA breakdown (in R$ millions) for the periods shown.

	2005	2004	Var. (%)
Net profit	72.1	50.8	41.9%
Income tax and social contribution	48.0	22.7	111.2%
Non-operating result	20.3	20.6	(1.4%)
Net financial expenses	37.1	32.6	13.9%
Depreciation and amortization	27.1	26.7	1.5%
Goodwill amortization	-	2.0	-
EBITDA	**204.7**	**155.5**	**31.7%**

In 2005, EBITDA reached R$204.7 million, a 31.7% rise over the R$155.5 million recorded in 2004. In 2005, the EBITDA margin was 13.7%, less than the 14.2% recorded in 2004, mainly due to reduced export margins (please see explanation in the "Gross profit" section).

Cash Flow, Liquidity and Indebtedness

Cash flow

Operating activities

In 2005, cash generated from operating activities totaled R$61.0 million (against R$104.7 million in 2004). Such generation was impacted by rising working capital, the result of higher consolidated net operating revenues, especially from exports and from a reduction of R$24.4 million in customer cash advances, when compared to the previous year.

Investment activities

In 2005, cash used in investment activities amounted to R$84.0 million (against R$54.3 million in 2004). These funds were channeled mainly into the acquisition of new machinery, equipment and facilities designed to upgrade and expand production capacity. One highlight *was the acquisition of the railway freight car assembly* plant in Hortolândia, which was previously leased.

Financing activities

Cash generated from financing activities totaled R$1.1 million in 2005 (against R$10.9 million in 2004). Dividends amounted to R$16.1 million in 2005; no dividends were paid the year before. Amortization of principal and payment of interest on loans and debentures amounted to R$289.9 million in 2005, against R$222.7 million in 2004. In 2005, received new loans totaled R$305.2 million, against R$251.7 million in 2004.

Liquidity and indebtedness

Cash and marketable securities totaled R$52.0 million at 2005 year-end, all in the short term. Dollar-denominated cash and marketable securities accounted for approximately 8.8% of such amount.

Consolidated gross bank debt at the end of 2005 reached R$176.9 million, with R$79.2 million over the short term and R$97.7 million over the long term. The main denomination of this debt are the TJLP (long-term interest rate), accounting for 64% of total gross value, followed by the US dollar at 33% and IGP-M (general inflation index) at 3%.

Net consolidated bank debt totaled R$124.9 million at 2005 year-end, against R$101.9 million the previous year (please see the "Cash flow" section for the reasons behind this growth). The ratio between this figure and EBITDA stood at 0.6x in 2005, the same as the 0.6x recorded in 2004. The net consolidated bank debt position at the end of 2005 was favorably impacted by R$32.6 million (compared to a favorable impact of R$43.0 million at the end of 2004), due to customers advances on railway freight car sales agreements to be delivered in 2006.



Capital Market

Corporate governance

In November 2005, Iochpe-Maxion joined the Level 1 of Bovespa's Differentiated Corporate Governance Practices. During the year, two new advisory committees to the Board of Directors were implemented: the Variable Compensation Committee and the Audit Committee. Iochpe-Maxion also established the Code of Ethics and the Whistle Blow Policy for Accounting Practices.

Stock trading

Iochpe-Maxion's non-voting shares closed the year at R$19.00, a 27.5% increase over the previous year, whereas voting shares rose 6.0% closing the year at R$12.98. During this same period, the IBR-X, the index of the 100 most traded stocks on Bovespa, increased by 37.3%. At 2005 year-end, Iochpe-Maxion's market capitalization totaled R$900.5 million; book value per share was R$4.32, and the ratio between the price of a non-voting share and net income per share stood at 14x.

In 2005, the average daily trading of Iochpe-Maxion shares on the São Paulo Stock Exchange (Bovespa: MYPK3 and MYPK4) was R$443.4 thousand (against R$416.2 thousand in 2004). The average daily number of trades was 18 (against 23 in 2004).

Dividends

Management proposed to the Iochpe-Maxion Shareholders General Meeting the distribution of dividends amounting to R$28.4 million (R$16.1 million in 2004), or R$0.501355109 per voting share and R$0.551490620 per non-voting share, a 3.86% and 2.90% yield, respectively, based on each share prices at the end of 2005. Iochpe-Maxion's bylaws foresee dividends of at least 37% of the net profit (less eventual accumulated losses from previous years), with each non-voting share receiving an additional 10% when compared to each voting share.

Secondary public offer

As a subsequent event, on January 11, 2006, there was the announcement to the market of a secondary public offer of non-voting shares issued by Iochpe-Maxion, offered by BNDESPAR, FPS and Fundo Sinergia, together with details on the offer and an estimated schedule.

CVM Instruction Nº 381

In compliance with Instruction No. 381 by CVM, the securities commission in Brazil, we inform that during 2005, Iochpe-Maxion and its subsidiaries hired services not related to independent audit (consults regarding the interpretation of tax and corporate law and training) in the consolidated amount of R$17 thousand, that represents 4.7% of the consolidated amount paid to independent audit services. Iochpe-Maxion in discussion with its independent auditors concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and procedures that were carried out. Iochpe-Maxion adopts as policy to attend the regulations which define the restrictions to the services of independent auditors.

Investor Relations Website

The Iochpe-Maxion investor relations website www.iochpe-maxion.com.br contains complete information about the company, including financial statements, presentations and releases.

Management


ISE
Corporate
Sustainability Index

LEVEL 1



SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET (Thousand R$)

ASSET	Dec '05	Dec '04
Current		
Cash and cash equivalents	51,962	73,926
Trade accounts receivable	151,733	122,538
Inventories	142,494	149,353
Taxes recoverable	6,130	18,779
Other	22,842	23,060
	375,161	**387,656**
Non Current Assets		
Trade accounts receivable	3,890	5,220
Taxes recoverable	21,361	12,945
Deferred income and social contribution taxes	32,353	40,090
Other	9,810	9,053
	67,414	**67,308**
Permanent Assets		
Investments	369	509
Property, plant and equipment	229,123	171,568
Deferred charges	2,864	4,171
	232,356	**176,248**
	674,931	**631,212**

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	Dec '05	Dec '04
Current		
Loans, financing and debentures	79,195	116,846
Accounts payable to suppliers	66,557	68,305
Salaries and related charges	30,672	25,931
Taxes payable	3,891	13,268
Provisions, miscellaneous	13,360	13,759
Other	89,997	106,789
	283,672	**344,898**
Non Current Liabilities		
Loans, financing and debentures	97,694	58,983
Provisions, miscellaneous	46,866	38,032
Other	16,586	2,899
	161,146	**99,914**
Minority Interest	**182**	**167**
Shareholders' Equity		
Capital	161,463	161,463
Profit reserves	68,468	24,770
	229,931	**186,233**
	674,931	**631,212**


7

SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS
INCOME STATEMENT (Thousand R$)

	2005	2004
Net operating revenues	**1,494,029**	**1,098,597**
Cost of goods sold	(1,205,374)	(871,084)
Gross profit	**288,655**	**227,513**
Operating expenses		
Sales	(65,452)	(55,339)
General and administrative	(43,241)	(38,874)
Other	(2,357)	(6,586)
	(111,050)	(100,799)
Earnings before interest and taxes (EBIT)	**177,605**	**126,714**
Financial result	(37,118)	(32,578)
Operating income	**140,487**	**94,136**
Non-operating result	**(20,272)**	**(20,570)**
Net income before taxes and minority interest	**120,215**	**73,566**
Income taxes and minority interest	(48,084)	(22,740)
Net income	**72,131**	**50,826**
EBITDA	**204,724**	**155,478**

Events Calendar for 2006;

CORPORATE EVENTS CALENDAR

Information about the Company	
Corporation Name	Iochpe-Maxion S.A.
Headquarters Address	Rua Luigi Galvani, 146 – 13th floor – São Paulo – SP – 04575-020
Internet Address	www.iochpe-maxion.com.br
Investor Relations Director	Name: Oscar A. F. Becker E-mail: becker@iochpe.com.br Phone: 55 11 5508-3802 Fax: 55 11 5506-7353
Person responsible for the investor relations area	Name: Marcio Fenelon E-mail: fenelon@iochpe.com.br Phone: 55 11 5508-3843 Fax: 55 11 5506-7353
Newspapers (and location) where publish corporate events	Valor Econômico – São Paulo Diário Oficial do Estado de São Paulo

Annual Financial Statements and Consolidated Financial Statements, when applicable, as of the fiscal year ended December 31, 2005	
Event	Date
Available to Shareholders	02/17/06
Publishing	02/17/06
Filing at BOVESPA	02/16/06

Shareholder cash remuneration as a destination of the profit referred to the fiscal year ended 12/31/05

Type	Event – Date	Amount (R$)	Amount in R$/share		Payment Date
			ON	PN	
Dividend	Board of Directors Meeting – 02/16/06	28,433,189.21	0.501355109	0.551490620	03/06/06

Standard Financial Statements – DFP, as of the fiscal year ended December 31, 2005	
Event	Date
Filing at BOVESPA	02/16/06

Annual Information – IAN, as of the fiscal year ended December 31, 2005	
Event	Date
Filing at BOVESPA	04/24/06

Quarterly Information – ITR - 2006	
Event	Date
Filing at BOVESPA	
• Referring to the First Quarter	05/03/06
• Referring to the Second Quarter	08/01/06 after closing
• Referring to the Third Quarter	11/06/06 after closing

Quiet Period - 2006	
Event	Date
• Referring to the Second Quarter	From 07/17/06 to 08/01/06
• Referring to the Third Quarter	From 10/23/06 to 11/06/06

Ordinary and Extraordinary Shareholders Meeting	
Event	Date
Publishing of the Convocation Notice • Valor Econômico • Diário Oficial do Estado de SP	03/01/06 03/02/06 03/03/06 03/02/06 03/03/06 03/04/06
Filing of the Convocation Notice at BOVESPA followed by the administration proposal, when applicable	02/24/06

Ordinary Shareholder Meeting Holding Date	03/23/06
Filing of the minutes of the Ordinary Shareholder Meeting at BOVESPA	03/23/06

Public Meetings with Analysts	
Event	**Date**
Holding date of public meetings open to Analysts and other interested parties	11/21/06 São Paulo - SP

Conference Calls	
Event	**Date**
Date of Conference Calls	
• Referring to 2005 Annual	02/17/06
• Referring to the First Quarter	05/05/06
• Referring to the Second Quarter	08/03/06
• Referring to the Third Quarter	11/08/06

Scheduled Board of Directors Meetings	
Event	**Date**
Holding date of Board of Directors meetings:	
• refering to 2005 financial statements approval, dividends and shareholders meetings convokation;	16/02/06
• refering to the election of the Chairman of the Board of Directors and the election of Executive Officers.	19/04/06
Filing of the minutes of the Board of Directors meeting at BOVESPA:	
• refering to 2005 financial statements approval, dividends and shareholders meetings convokation;	16/02/06
• refering to the election of the Chairman of the Board of Directors and the election of Executive Officers.	19/04/06

Minutes of Board of Directors Meeting of February 16, 2006; Convokation

IOCHPE-MAXION S.A.
Taxpayers Number 61.156.113/0001-75
State Number 35.300.014.022
Publicly Traded Company

MINUTE OF THE BOARD OF DIRECTORS MEETING OF FEBRUARY 16, 2006

Date and Place: February 16, 2006, 11:00 am, at the Company's headquarters, located at São Paulo - SP, Rua Luigi Galvani, 146 – 13th floor.

AUDIENCE: Caio Márcio de Àvila Martins Pinhão, Clayton Crystallino da Rocha, Daniel Ioschpe, Ivoncy Brochmann Ioschpe, Iboty Brochmann Ioschpe, Mauro Knijnik and Nildemar Secches.

SPECIAL AUDIENCE: Ademar Rui Bratz, Luciano Carvalho Ventura and Maurício Diácoli – Audit Board Members.

Meeting Officers: IVONCY BROCHMANN IOSCHPE - President
MAGDA PREVIERO - Secretary

DECISIONS: Taken by unanimous vote:

I – to approve, by unanimous vote of the audience, the Management Report referring to the balance sheet and profit and loss statement of the Company, as well as, the Auditor's Opinion report issued by independent auditors, KPMG, referring to the year ended December 31, 2005;

II – to authorize the Company administration to release the above referred documents;

III - to approve, *ad referundum* of the next Annual Shareholder Meeting, according to the article 21, item "i" of the By-Laws, to distribute dividends to shareholders, in the same proportion of the shares hold by each shareholder, totaling the amount of R$28,433,189.21, equivalent to R$0.501355109 per common share and R$0.551490620 per preferred share, as dividends referring to the 2005 fiscal year;

IV – to authorize the Company administration to release an announcement inviting the shareholders to the Annual Shareholder Meeting (Ordinary and Extraordinary) to take place at March 23, 2006, at 5:00 pm, at Company's headquarters.

MEETING END: Minute read and approved by the Board Members.

São Paulo, February 16, 2006

Ivoncy Brochmann Ioschpe President	Magda Previero Secretary
Caio Márcio de Ávila M. Pinhão Member	Clayton Crystallino da Rocha Member
Daniel Ioschpe Member	Mauro Knijinik Member
Iboty Brochmann Ioschpe Member	Nildemar Secches Member

Special Attendance

Ademar Rui Bratz	Luciano Carvalho Ventura	Maurício Diácoli

Announcement to Annual Shareholders Meeting of March 1, 2006; Minutes of Annual Shareholders Meeting of March 23, 2006; Minutes of Board of Directors Meeting of April 19, 2006;

IOCHPE-MAXION S.A.
Taxpayer number 61.156.113/0001-75
State number 35.300.014.022
Publicly Traded Company

ANNUAL SHAREHOLDERS MEETING – ORDINARY AND EXTRAORDINARY

CONVOKATION ANNOUNCEMENT

The shareholders of IOCHPE-MAXION S.A. are invited to gather at the Company's headquarters, located at São Paulo – SP, Rua Luigi Galvani, nº 146 – 13 floor, on March 23, 2006, 5:00 p.m., in order to deliberate the following subjects:

In Extraordinary Shareholder Meeting

a) Change of article 18, *caput* of the Company's bylaw (number of Board of Directors members).

In Ordinary Shareholder Meeting

a) Management Report and Statements, Balance Sheet and other financial statements to the year ended December 31, 2005;

b) Destination of the net income of the year ended December 21 ,2005 and the dividend distribution;

c) Election of administration and its remuneration.

São Paulo, March 1st, 2006.

IVONCY BROCHMANN IOSCHPE
Chairman of the Board of Directors

IOCHPE-MAXION S.A.
Taxpayer ID (CNPJ) 61.156.113/0001-75
State ID (NIRE) 35.300.014.022
Public Company

MINUTE OF SHAREHOLDERS EXTRAORDINARY AND ORDINARY MEETINGS OF March 23, 2006

DATE AND PLACE: March 23, 2006, 5:00 p.m., at company's headquarters, at the city of São Paulo - SP, Rua Luigi Galvani, 146 – 13th floor.

ATTENDANCE: shareholders representing more than two thirds of the social capital with voting rights and shareholders representing 18.9% of non-voting shares of the Company.

MEETING OFFICERS: DAN IOSCHPE - President;
MAGDA PREVIERO - Secretary.

DISCLOSURE: at the newspapers: Diário Oficial do Estado de São Paulo and Valor Econômico in the following dates, respectively:

I – Convocation Announcement: Diário Oficial do Estado de São Paulo and Valor Econômico at March 1st, 2nd and 3rd, 2006.

II – Management Report and Financial Statements: Diário Oficial do Estado de São Paulo and Valor Econômico of February 17th, 2006.

DECISIONS OF THE SHAREHOLDERS EXTRAORDINARY MEETING: decided, by unanimous vote, with the abstention of the legally impeded:

I – To approve the change of the article 18, caput of the company's by-law, which shall be as follows:

"**Article 18** – The Board of Directors will be composed of at least 03 (three) or at most 09 (nine) members, and their respective substitutes, one of them designated as President, and the others without any specific designation, all elected and dismissed, at any time, according to the Law, and to the By-laws.".

DECISIONS OF THE SHAREHOLDERS ORDINARY MEETING: decideb, by unanimous vote, with the abstention of the legally impeded:

I – to approve the Management Report, Auditor's Opinion, Conselho Fiscal's Opinion, Balance Sheet and other Financial Statements related to the year ended December 31, 2005, documents which are available at this room;

II – to ratify the destination of net profit for the fiscal year ended December 31, 2005, according to the decision taken at the Board meeting of February 16, 2006 and ratify the dividend distribution corresponding to the year ended December 31, 2005, amounting to R$ 28,433,189.21, or R$0.501355109 per thousand of common shares and R$ 0.551490620 per thousand of preferred shares, as dividends related to the 2005 fiscal year results, that started to be paid March 6, 2006;

III – to elect, for a period of one year, the following members of the Board of Directors: **(1) MAURO KNIJNIK**, Brazilian, married, economist, living at Porto Alegre - RS, at Rua Mostardeiro, 333, sala 706, ID number 5.003.409.686-SSP/RS and taxpayer ID 002.231.740-68, and his substitute **JOÃO CARLOS SILVEIRO**, Brazilian, married, lawyer, living at Porto Alegre - RS, at Rua D. Pedro II, 1240, cj. 601, registered at Brazilian Lawyers Association -OAB/RS nº 2069 and taxpayers ID 001.368.750-68; **(2) IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, living at São Paulo - SP, Alameda Ministro Rocha Azevedo, 456, 11º andar, cj."C", ID number 36.597.949-1-SSP/SP and taxpayer ID 000.922.900-00 and his substitute **SALOMÃO IOSCHPE**, Brazilian, married, business administrator, living at 75 West Juniper Lane, Moreland Hills, Ohio, EUA, ID number 1.017.080.324-SSP/RS and taxpayer ID 400.517.220-20; **(3) DANIEL IOSCHPE**, Brazilian, divorced, business administrator, living at Porto Alegre - RS, Rua Padre Chagas, 147, cj. 901/902, ID number 1.002.540.076-SSP/RS and taxpayer ID 000.580.680-15 and his substitute **GUSTAVO BERG IOSCHPE**, Brazilian, single, student, living at Porto Alegre - RS, Rua Padre Chagas, 147, cj. 901/902, ID number 3.033.069.943-SSP/RS taxpayer ID 920.901.680-72; **(4) IBOTY BROCHMANN IOSCHPE**, Brazilian, legally split, business administrator, living at Porto Alegre - RS, Rua dos Andradas, 1234, 7th floor, ID number 8.002.419.037-SSP/RS and taxpayer ID 000.922.820-91 and his substitute **CLAUDIA IOSCHPE**, Brazilian, single, student, living at Porto Alegre -RS, Rua dos Andradas, 1234, 7th floor, id 6.035.331.898-SSP/RS and taxpayer id 938.905.590-34; **(5) MAURO LITWIN IOCHPE**, Brazilian, married, business administrator, living at Porto Alegre - RS, Rua Mostardeiro, 333, cj. 212, ID number 5.004.987.615-SSP/RS and taxpayer ID 154.727.520-00 and his substitute **LEANDRO KOLODNY**, Brazilian, married, engineer and business administrator, living at Porto Alegre - RS, Rua Mostardeiro, 333, cj. 212, ID number 9.001.603.589-SSP/RS taxpayer ID 000.754.180-53; **(6) JORGE EDUARDO MARTINS MORAES**, Brazilian, legally split, engineer, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 22nd floor, ID number CREA/RJ nº 45498/D and taxpayers ID 550770307-82 and his substitute **LEONARDO BRAZÃO DE ANDRADE**, Brazilian, single, engineer, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 22nd floor, ID

number 099785487-IFP/RJ and taxpayers ID 045.287.837-38; **(7) CAIO MARCIO DE ÁVILA MARTINS PINHÃO,** Brazilian, divorced, engineer, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 6th floor, ID number CREA/RJ nº 46.690/D and taxpayers ID 595.247.587-68 and his substitute **JOSÉ WELLINGTON MARQUES DE ARAÚJO,** Brazilian, married, accountant, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 6th floor, ID number 38076-5 CRC-RJ and taxpayers ID 334.699.897-53 and **(8) (8) NILDEMAR SECCHES,** Brazilian, married, engineer, living at São Paulo -SP, Av. Politécnica, 760, ID number 3.997.339-6-SSP/SP and taxpayer number 589.461.528-34 and its substitute **MARCELO ANDRÉ LAJCHTER,** Brazilian, lawyer, married, ID number OAB/RJ n.º 86.596 and taxpayers ID 005.622.617-96, living at Rio de Janeiro – RJ, Av. Almirante Barroso, 52 – 32nd floor;

IV – to install, at the request of shareholders represented by Bruno Alexandre Licarião Rocha e Rafaela Brito Garcia , according to the law, the auditing committee ("Conselho Fiscal") of the Company;

V - were designated, in a separated voting process, by the shareholders represented by Bruno Alexandre Licarião Rocha and Rafaela Brito Garcia to be effective members of the company's conselho fiscal, the following: **(1) EDUARDO DE ALMEIDA SANTOS,** Brazilian, single, economist, living at Rio de Janeiro, RJ, Av. Presidente Wilson, 231, 28th floor, ID number 11.271.431-6-IFP/RJ and taxpayers ID 080.277.007-01 and his substitute **ISABEL S. RAMOS KEMMELMEIER,** Brazilian, married, engineer, living at Rio de Janeiro/RJ; ID number 05418374-4 and taxpayers ID 016.751.727-90; and designated by shareholders representing 50% of the voting shares, the following **(2) ADEMAR RUI BRATZ,** Brazilian, married, business administrator, living at Porto Alegre, RS, Rua Ildefonso Simões Lopes, 201, Casa 3, ID number 3013125641-SSP/RS and taxpayers ID 069947840-53, and his substitute **ANGÉLICA FLESSAS**, Brazilian, single, accountant, living at Porto Alegre, RS, Rua Eudoro Berlinck, 1050, apto. 302, ID number 3012066647-SSP/RS and taxpayers ID 425.686.170-04 **(3) MAURÍCIO DIÁCOLI**, Brazilian, divorced, accountant, living at São Paulo, SP, Rua Arandú, 481, apto. 61, ID number 7.611.512-SSP/SP and taxpayer ID 036.302.838-29, and its substitute **FLÁVIO TORRIANI**, Brazilian, legally split, economist, living at Porto Alegre, RS, Av. Cristovão Colombo, 2834, conjunto 701, ID number 5006400112-SSP/RS and taxpayers ID 206.697.980-53.

VI – to approved the remuneration of the members of the conselho fiscal of the Company at the minimum percentage as defined in article 162, § 3º, of the 6.404/76 Law.

VII – to fix as caption the amount of R$2,577,838.15, indexed to the variation of inflation according to the IGP/FGV, or other legal index that substitutes the IGP/FGV, to the global remuneration of the Administration, including the remuneration of the Conselho Fiscal, to the present year of 2006, having held the Board of Directors responsible to promote the individual distribution of

such amount, as provided in the Company's By-Laws, furthermore the Board of Directors members Jorge Eduardo Martins Moraes and Caio Marcio de Ávila Martins Pinhão abdicate to their respective remuneration.

SPECIAL ATTENDANCE: KPMG Auditores Independentes: Adelino Dias Pinho – CRC 1SP097869/0-6; Luciano Carvalho Ventura – member of the Conselho Fiscal and Oscar Antonio Fontoura Becker – company's administrator.

CLOSING OF THE MEETING: minute read and approved, unanimously.

São Paulo, March 23, 2006

SIGNATURES

DAN IOSCHPE
President

MAGDA PREVIERO
Secretary

COMPANHIA IOCHPE
Dan Ioschpe e Oscar A. F. Becker;

BNDES PARTICIPAÇÕES S/A
p.p. Leonardo Forster;

FUNDO FATOR SINERGIA II FUNDO DE INVESTIMENTO EM AÇÕES LIVRE; FUNDO DE INVESTIMENTOS EM AÇÕES JAGUAR; WALTER APPEL;
p.p. Alexandre Luiz Oliveira de Toledo

THE LATIN AMERICA EQUITY FUND, INC; BELL ATLANTIC MASTER PENSION TRUST; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; THE EMM UMBRELLA FUNDS; PRINCIPAL INVESTORS FUND, INC – DIVERSIFIED INTERNATIONAL FUND;
p.p. Daniel Alves Ferreira

BANCO PACTUAL S.A; ACTON INVESTMENT MANAGEMENT LLC; GALLIC CAPITAL GROUP LLC; CLAPHAM SOUTH INVESTMENT CORPORATION LLC; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HEDGE; FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIÁRIO MERCATTO FIBRA; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HEDGE PLUS; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL ARBITRAGEM;

FUNDO DE INVESTIMENTO EXCLUSIVO PREVIDENCIÁRIO PACTUAL SELECT PREVIDÊNCIA; FUNDO DE INVESTIMENTOS PACTUAL BKB MULTIMANAGER PLUS MULTIMERCADO; FUNDO DE INVESTIMENTOS FINANCEIRO PACTUAL HEDGE INSTITUCIONAL; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL HP; FUNDO DE INVESTIMENTO MULTIMERCADO SECURINVEST TORO; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL MULTISTRATEGIES ADVANCED; FUNDO DE INVESTIMENTO MULTIMERCADO BULL E BEAR; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL TOTAL RETURN EQUITIES; FUNDO DE INVESTIMENTO MULTIMERCADO PACTUAL LS AÇÕES; FUNDO DE INVESTIMENTO DE AÇÕES PACTUAL LS AÇÕES; FUNDO DE INVESTIMENTO DE AÇÕES PACTUAL EVENTOS CORPORATIVOS; ALFREDO NAGIB RIZKALLAH; TERESA CRISTINA DE AZEVEDO ANTUNES CARPARELLI; CLAUDIO ANTONIO DE ANDRADE FORTES;
p.p. Bruno Alexandre Licarião Rocha

OPPORTUNITY CARTEIRA ATIVA - FUNDO DE INVESTIMENTOS EM AÇÕES; OPPORTUNITY LÓGICA II FUNDO DE INVESTIMENTOS EM AÇÕES; OPPORTUNITY LÓGICA II INSTITUCIONAL FUNDO DE INVESTIMENTOS EM AÇÕES; OPPORTUNITY MERCADO A VISTA FUNDO DE INVESTIMENTOS EM AÇÕES; OPPORTUNITY RENDA VARIÁVEL FUNDO DE INVESTIMENTOS EM AÇÕES; OPPORTUNITY T2 FUNDO DE INVESTIMENTOS EM AÇÕES; OPPORTUNITY T40 FUNDO DE INVSTIMENTOS MULTIMERCADO; LUXOR FUNDO DE INVESTIMENTO MULTIMERCADO; OPP I FUNDO DE INVESTIMENTOS EM AÇÕES;
p.p. Rafaela Brito Garcia

LUCIANO CARVALHO VENTURA

KPMG AUDITORES INDEPENDENTES
Adelino Dias Pinho

IOCHPE-MAXION S.A.
Corporate Taxpayer's ID (CNPJ/MF) #61.156.113/0001-75
Corporate Registry ID (NIRE) #35.300.014.022
Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON 4/19/2006

DATE AND PLACE: April 19, 2006, at 11 a.m., at the Company's headquarters, located at Rua Luigi Galvani, 146 – 13° andar, in the city and state of São Paulo.

ATTENDANCE: Board Members: Caio Marcio de Ávila Martins Pinhão; Daniel Ioschpe; Ivoncy Brochmann Ioschpe; Jorge Eduardo Martins Moraes, Mauro Knijnik; Mauro Litwin Iochpe and Nildemar Secches.

PRESIDING BOARD: IVONCY BROCHMANN IOSCHPE - Chairman
MAGDA PREVIERO - Secretary

RESOLUTIONS: taken by unanimous vote.

I – to elect, as Chairman of the Board of Directors with term of office until the first Board of Directors Meeting to be held after the 2007 Annual General Meeting: **IVONCY BROCHMANN IOSCHPE**, Brazilian citizen, married, business administrator, resident and domiciled in the city and state of São Paulo, at Alameda Ministro Rocha Azevedo, 456, 11° andar, cj. "C", Identity Card (RG) #36.597.949-1 SSP/SP and Individual Taxpayer's ID (CPF/MF) #000.922.900-00;

II – to elect, as Board of Executive Officers' members with term of office until the first Board of Directors Meeting to be held after the 2007 Annual General Meeting: 2.1. Chief Executive Officer: **DAN IOSCHPE**, Brazilian citizen, married, business administrator, resident and domiciled in the city and state of São Paulo, at Rua Luigi Galvani, 146, 13° andar, Identity Card (RG) #3.018.532.915 SSP/RS and Individual Taxpayer's ID (CPF/MF) #439.240.690-34; 2.2. Executive Officers: **OSCAR ANTÔNIO FONTOURA BECKER**, Brazilian citizen, married, business administrator, resident and domiciled in the city and state of São Paulo, at Rua Luigi Galvani, 146, 13° andar, Identity Card (RG) #7.019.927.446 SSP/RS and Individual Taxpayer's ID (CPF/MF) #113.713.660-04; **MARCOS LUCHESE**, Brazilian citizen, married, engineer, resident and domiciled in the city of Contagem, state of Minas Gerais, at Rua Haeckel Ben Hur Salvador, 100, Identity Card (RG) #1008970665 SSP/RS and Individual Taxpayer's ID (CPF/MF) #439.952.680-72, and **ARMANDO ULBRICHT JUNIOR**, Brazilian citizen, married, engineer, resident and domiciled in the city of Cruzeiro, state of São Paulo, at Rua Dr. Othon Barcellos, 83, Identity Card (RG) #4.407.328 SSP/SP and Individual Taxpayer's ID (CPF/MF) #714.957.388-68;

III – to explain that the Executive Officer Mr. **OSCAR ANTÔNIO FONTOURA BECKER**, identified above, shall also hold the position as Investor Relations Officer, for the purposes provided for in the Brazilian Securities and Exchange Commission (CVM) Instruction #309, as of 6/10/99;

CLOSURE: these minutes were read and approved by attending Board Members.

The executive officers elected declare they are not involved in any crime provided for by law, preventing them from performing business activity.

São Paulo, April 19, 2006.

Ivoncy Brochmann Ioschpe Chairman	Magda Previero Secretary
Caio Márcio Ávila Martins Pinhão Board Member	Mauro Litwin Iochpe Board Member
Daniel Ioschpe Board Member	Jorge Eduardo Martins Moraes Board Member
Nildemar Secches Board Member	Mauro Knijnik Board Member

Answer of Bovespa's request of February 24, 2006;


IOCHPE-MAXION

NÍVEL 1

ISE

São Paulo, February 24, 2006.

São Paulo Stock Exchange
Rua XV de novembro, 275 - 6º andar
Gerência de Relações com Empresas

Re: Reply to correspondence GAE/SRE 28 3/06

In reply to correspondence Bovespa GAE/SRE 283/06 – transcribed on the following page – we inform you that the Annual General Meeting's agenda will not include any dividend distribution, interest on shareholders' equity or eventual supplementary capital remuneration. Only the dividends already disclosed will be ratified, the payment of which is estimated to start on March 6, 2006.

These are our considerations for the moment.

Sincerely yours,

Oscar Antônio Fontoura Becker
Investor Relations Officer

GAE/SRE 28 3/06
February 24, 2006

IOCHPE MAXION S.A.
Mr. Oscar Antonio Fontoura Becker
Investor Relations Officer

Dear Sirs:

Considering the terms of the call notice for Annual and Extraordinary General Meetings as 3/23/2006, and for further clarification to the market, we would like to be informed of any proposal to this meeting for dividends distribution, interest on shareholders' equity or eventual supplementary capital remuneration or only the ratification of dividends already allocated. If positive, please inform the gross amount in R$ per common and preferred share.

Sincerely yours,

Jorge Antonio Tambucci
Corporate Relations Supervisor
Telephone: (11) 3233-2207

First Amendment ot Shareholders Agreement of December 21 ,2005 (Portuguese only);


3°RTD-RJ-Reg. n° 828724

Primeiro Aditivo ao Acordo de Acionista e Outros Pactos da Iochpe-Maxion S.A.

COMPANHIA IOCHPE (doravante designada como **IOCHPE**), sociedade com sede na cidade de Porto Alegre, Rio Grande do Sul, na Rua Sete de Setembro, 1069 - 6° andar, inscrita no CNPJ/MF sob o n° 92.753.367/0001-02;

BNDES PARTICIPAÇÕES S.A. - BNDESPAR (doravante designada como **BNDESPAR**), sociedade por ações, subsidiária integral do BANCO NACIONAL DE DESENVOLVIMENTO ECONÔMICO E SOCIAL - BNDES, com sede em Brasília, Distrito Federal, no Setor Bancário Sul, Conjunto 1, Bloco E, Edifício BNDES- 13° andar, e serviços na cidade do Rio de Janeiro, Rio de Janeiro, na Avenida República do Chile 100 - 19° andar e parte do 20° andar, inscrita no CNPJ/MF sob o número 00.383.281/0001-09;

Todas em conjunto designadas simplesmente como "**PARTES**"; e, como intervenientes,

IOCHPE MAXION S.A., sociedade anônima de capital aberto, com sede nesta cidade de São Paulo, São Paulo, na Rua Luigi Galvani, 146 - 13 ° andar, inscrita no CNPJ/MF sob o n° 61.156.113/0001-75, doravante designada simplesmente como **COMPANHIA**;

INFIPAR PARTICIPAÇÕES LTDA., sociedade com sede na cidade de São Paulo, São Paulo, na Rua Ministro Rocha Azevedo, 456 – 11 ° andar, inscrita no CNPJ/MF sob o n° 87.292.264/0001-44, neste ato representada na forma do seu Contrato Social, doravante designada simplesmente **INFIPAR**, e seus quotistas Ivoncy Brochmann Ioschpe, Salomão Ioschpe e Dan Ioschpe, neste ato representados por IVONCY BROCHMANN IOSCHPE, brasileiro, casado, dirigente de empresas, residente e domiciliada na cidade de São Paulo, São Paulo, na Rua Peixoto Gomide, n° 1.323, 24° andar, portador da carteira de identidade n° 36.597.949-1 - SSP/SP, e do CPF/MF n° 000.922.900-00, sendo este grupo de quotistas doravante designado simplesmente como **IVONCY**; e

DEGUS PARTICIPAÇÕES LTDA., sociedade com sede na cidade de Porto Alegre, Rio Grande do Sul, na Rua Padre Chagas, 147 - Conjunto 901 , inscrita no CNPJ/MF sob o n° 31.063.985/0001-28, neste ato representada na forma de seu Contrato Social, doravante designada simplesmente **DEGUS**, e seus quotistas Daniel Ioschpe e Evelyn Ioschpe, neste ato representados por DANIEL IOSCHPE, brasileiro, divorciado, dirigente de empresas, residente e domiciliado na cidade de Porto Alegre, Rio Grande do Sul, na Rua Luciana de Abreu, n° 233, 1101, portador da carteira de identidade n° 1002540076 - SSP/RS, e do


TABELIÃO DE IBIRAPUERA
AUTENTICAÇÃO
1063AH558659



CPF/MF n° 000.580.680-00, sendo este grupo de quotistas doravante designado simplesmente como **DANIEL**;

IBI PARTICIPAÇÕES E NEGÓCIOS LTDA., sociedade com sede na cidade de Porto Alegre, Rio Grande do Sul, na Rua dos Andradas, 1234 , 7° andar, inscrita no CNPJ/MF sob o n° 92198035-0001-03, neste ato representada na forma do seu Contrato Social, doravante designada simplesmente **IBI**, e seus quotistas Iboty Ioschpe e Moacir Kwitko, neste ato representados por IBOTY BROCHMANN IOSCHPE, brasileiro, separado judicialmente, dirigente de empresas, residente e domiciliado na cidade de Porto Alegre, Rio Grande do Sul, na Rua Engenheiro Alvaro Nunes Pereira 285/501, portador da carteira de identidade n° 8002419037 (SSSP/RS), e do CPF/MF n° 000.922.820-91, sendo este grupo de quotistas doravante designado simplesmente como **IBOTY**;

ISI PARTICIPAÇÕES S.A., sociedade com sede na cidade de Porto Alegre, Rio Grande do Sul, na Rua Mostardeiro n° 333/215, inscrita no CNPJ/MF sob o n° 90.573.502/0001-02, por seus representantes legais ao final assinados, doravante designada simplesmente **ISI**, e seus acionistas (i) Espólio de Israel Ioschpe, neste ato representados por seu inventariante MAURO LITWIN IOCHPE, brasileiro, casado, empresário, residente e domiciliado na cidade de Porto Alegre, Rio Grande do Sul, na Rua Carlos von Koseritz n° 1414/501, portador da carteira de identidade n° 5.004.987.615- SSP/RS, e do CPF/MF n° 154.727.520-00, (ii) Espólio de Abrahão L. Ioschpe, neste ato representado por seu inventariante MAURO LITWIN IOCHPE, já qualificado e (iii) Mauro L. Iochpe, Mirela L. Ioschpe Wainstein, Aline Kolodny Nemetz, Matusalem Ioschpe e Marlene Iochpe Kolodny, neste ato representados por MAURO LITWIN IOCHPE, já qualificado, sendo esse grupo de acionistas doravante designado simplesmente como **MAURO**;

CONSIDERANDO que:

A. As **PARTES** e os intervenientes celebraram em 20 de Dezembro de 2001 Acordo de Acionistas da **COMPANHIA** ("**ACORDO**"), o qual prevê, entre outras disposições, as regras para a administração da **COMPANHIA**;

B. A Lei No. 10.313, de 31 de Outubro de 2001 em seu Artigo 8°, Parágrafo 4°, estabeleceu condições para que os acionistas minoritários possam eleger um membro para o Conselho de Administração e seu suplente, a partir da Assembléia Geral Ordinária de 2006;


TABELIÃO DE IBIRAPUERA
AUTENTICAÇÃO
1063AH558660



C. Em 24 de agosto de 2004, a IOCHPE adquiriu do Bradesco Previdência e Seguros S.A., 173.470.200 ações ordinárias de emissão da COMPANHIA ("NOVAS AÇÕES");

D. As NOVAS AÇÕES estão vinculadas ao ACORDO, e detém, conforme a Cláusula 2.4. do ACORDO, o direito de indicar 1 (um) membro titular e 1 (um) respectivo suplente do Conselho de Administração da COMPANHIA.

E. As **PARTES** e os intervenientes pretendem adequar o **ACORDO** e o Estatuto Social da **COMPANHIA** às condições supra citadas;

Resolvem, as **PARTES** e os intervenientes celebrar o presente Primeiro Aditivo ao **ACORDO**, de conformidade com as cláusulas e condições a seguir estabelecidas e livremente aceitas, se obrigando a cumprir e fazer com que seja cumprido:

1. Resolvem as Partes alterar o item 2.1 e o artigo 2.4 da Cláusula II do **ACORDO**, que passam a vigorar com a seguinte redação;

"2.1. A **COMPANHIA** será administrada por um Conselho de Administração com um mínimo de 8 (oito) membros e um máximo de 9 (nove) membros, sendo um o seu Presidente, e por uma Diretoria de, no mínimo, 3 (três) e, no máximo, 12 (doze) membros, sendo 1 (um) Diretor Presidente e os demais Diretores sem designação específica, todos eleitos e destituíveis, a qualquer tempo, na forma da Lei, de seu estatuto social e observado o disposto neste Acordo."

"2.4. As Partes terão direito de indicar os membros do Conselho de Administração da **COMPANHIA** e seus respectivos suplentes, da seguinte forma":

Acionista	Número de Conselheiros	Número de Suplentes
IOCHPE	6	6
BNDESPAR	2	2

2. As Partes se comprometem a exercer o voto de suas ações da **COMPANHIA** na Assembléia Geral Ordinária de 2006, de forma a alterar o Artigo 18 do seu Estatuto Social, que passará a vigorar com a seguinte redação:

"Art. 18 O Conselho de Administração será composto de no mínimo 8 (oito) membros e no máximo 9 (nove) membros e seus respectivos suplentes, sendo um o seu Presidente e os demais sem designação específica, todos eleitos e destituíveis, a qualquer tempo, na forma da Lei, e do Estatuto Social."



3. Todas as demais cláusulas e condições do **ACORDO** não alteradas pelo presente Primeiro Aditivo são expressamente ratificadas e deverão permanecer em pleno vigor e efeito.

E, por estarem justas e contratadas, as **PARTES** e os intervenientes assinam o presente Primeiro Aditivo em 7 (sete) vias, para um só efeito, na presença de 2 (duas) testemunhas abaixo assinadas.

São Paulo, 21 de Dezembro de 2005

COMPANHIA IOCHPE	BNDES PARTICIPAÇÕES S.A.- BNDESPAR Carlos Kawall Leal Ferreira Diretor
IOCHPE-MAXION S.A.	
INFIPAR PARTICIPAÇÕES LTDA.	IVONCY BROCHMANN IOSCHPE
DEGUS PARTICIPAÇÕES LTDA.	DANIEL IOSCHPE
IBI PART. E NEGÓCIOS LTDA.	IBOTY BROCHMANN IOSCHPE
ISI PARTICIPAÇÕES S.A.	MAURO LITWIN IOCHPE

Testemunhas:

1. Alberto Arbex Filho
Nome: ALBERTO ARBEX FILHO
CPF/MF: 112.690.128-86

2.
Nome: Manoel Fernandes ...
CPF/MF: CPF: 641-782.?07-20
CI: 05318158-4 - IFP

3.° OFÍCIO DE REGISTRO DE TÍTULOS E DOCUMENTOS
Registrado, digitalizado e microfilmado ...
RJA58784

AUTENTICAÇÃO 1063AH558862

Offering Memorandum of January 31 ,2006



17,672,924 Preferred Shares



R$19.25 per Preferred Share

BNDES Participações S.A.—BNDESPAR ("BNDESPAR"); Fundo de Participação Social—FPS ("FPS"), the operating agent of which is Banco Nacional de Desenvolvimento Econômico e Social—BNDES ("BNDES"); and Fundo Fator Sinergia—Fundo de Investimento em Ações, managed and administered by Banco Fator S.A. ("Fator") and FAR—Administração de Recursos Ltda. ("Fundo Sinergia" and, together with BNDESPAR and FPS, the "Selling Shareholders") are offering 17,672,924 preferred shares of Iochpe-Maxion S.A., a *sociedade por ações* organized under the laws of Brazil, which amount includes 1,808,270 preferred shares (the "Additional Shares") being sold by BNDESPAR in accordance with article 14, paragraph 2, of CVM Instruction 400.

The preferred shares are being placed outside Brazil by J.P. Morgan Securities Inc. and Unibanco Securities Inc. (the "Placement Agents") in the United States only to qualified institutional buyers as defined in Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended ("Securities Act"), and outside the United States in accordance with Regulation S ("Regulation S") under the Securities Act. Concurrently with this offering, the preferred shares are being offered publicly for sale in Brazil by Unibanco—União de Bancos Brasileiros S.A., Banco J.P. Morgan S.A. and Fator (the "Brazilian Underwriters") through a separate Portuguese language Brazilian prospectus. To the extent that the offering of the preferred shares is made to persons within the European Economic Area, it shall exclusively be made to qualified investors within the meaning of EU Directive 2003/71/EC, or Prospectus Directive.

The preferred shares are non-voting securities and trade on the Level 1 of Differentiated Corporate Governance Practices of the *Bolsa de Valores de São Paulo* (the São Paulo Stock Exchange or "BOVESPA"), under the symbol "MYPK4". On January 31, 2006, the closing sales price for the preferred shares as reported on the BOVESPA was R$19.70 per preferred share.

BNDESPAR has granted to Unibanco—União de Bancos Brasileiros S.A. (the "Lead Brazilian Underwriter") an overallotment option for 30 days from the date of the publication of the notice of commencement of the offering to place up to 2,379,697 additional preferred shares.

The selling shareholders have applied for registration of this offering with the *Comissão de Valores Mobiliários* (the Brazilian Securities Commission, or "CVM"). Registration of the preferred shares with the CVM does not imply any certification as to the investment quality of the preferred shares, solvency of Iochpe-Maxion, or the accuracy or completeness of the information contained in this offering memorandum.

INVESTING IN THE PREFERRED SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

This offering has not been and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

Investors residing outside Brazil, including institutional investors, may purchase the preferred shares if they comply with the registration requirements of CVM Instruction No. 325, dated January 27, 2000, and Resolution No. 2,689, dated January 26, 2000, of the *Conselho Monetário Nacional* (the Brazilian National Monetary Council, or "CMN"), as amended.

The preferred shares will be delivered on or about February 6, 2006 against payment in ***reais*** through the book-entry facilities of the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação Custódia—CBLC).

JPMorgan **Unibanco**

The date of this offering memorandum is January 31, 2006.



Table of contents



In making your investment decision, you should rely only on the information contained in this offering memorandum. Neither Iochpe-Maxion nor the Selling Shareholders have authorized any person to provide you with any information related to the proposed investment. If you receive any other information, you should not rely on it. The Selling Shareholders are offering to place the preferred shares only in places where offers and sales are permitted. You should not assume that the information contained in this offering memorandum is accurate as of any date other than the date on the front cover of this offering memorandum regardless of the time of delivery of this offering memorandum or any placement of the preferred shares.

All references herein to "us," "we," "the company" or "Iochpe-Maxion" are references to Iochpe-Maxion S.A., a Brazilian company, and, unless the context otherwise requires, its subsidiaries and operating companies. All references herein to "dollars" and "U.S.$" refer to the lawful currency of the United States of America, unless otherwise expressly stated. All references herein to "reais" and "R$" refer to the lawful currency of Brazil.

The preferred shares described herein have not been registered with, recommended or approved by the United States Securities and Exchange Commission (SEC) or any other federal or state securities commission or any other regulatory authority, nor has the SEC or any other securities commission or regulatory authority passed upon the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy any of the securities to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

You should not construe the contents of this offering memorandum as investment, legal or tax advice. You should consult your own counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of an investment in the securities. Neither the company, the Selling Shareholders nor the Placement Agents for this offering are making any representation to you regarding the legality of an investment in the securities by you under appropriate legal investment or similar laws.

In making an investment decision, you must rely on your own examination of the company and its subsidiaries and the terms of this offering, including, without limitation, the merits and risks involved. This offering is being made on the basis of this offering memorandum. Any decision to invest in the securities must be based on the information contained herein.

This offering memorandum is highly confidential and has been prepared solely for use in connection with an offering exempt from registration under the Securities Act and applicable state securities laws for the purpose of enabling a prospective investor to consider the purchase of the preferred shares. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the preferred shares. Distribution of this offering memorandum to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorized, and any disclosure of any of its contents without the company's prior written consent is prohibited. Each person receiving this offering memorandum represents that such person's investment decision is based solely on this offering memorandum and that such person is not relying on any other information it may have received from the company. Each prospective purchaser, by accepting delivery of this offering memorandum, agrees to the foregoing and to make no copies of this offering memorandum or any documents delivered in connection



herewith and if the offeree is not eligible to participate or elects not to participate in this offering or this offering is terminated, to return this offering memorandum and all such documents delivered herewith to: J.P. Morgan Securities Inc. at One Chase Manhattan Plaza, Floor 5B, New York, NY 10081, Attention: Equity Capital Markets, or Unibanco Securities Inc. at 65 East 55th Street, 29th Floor, New York, NY 10022, Attention: Equity Capital Markets.

By receiving this offering memorandum, you acknowledge that:

- You have been afforded an opportunity to request from the company and to review, and have received, all additional information considered by you to be necessary to verify the accuracy of or to supplement the information herein;
- You have not relied upon the Placement Agents or any person affiliated with the Placement Agents in connection with your investigation of the accuracy of such information or your investment decision;
- This offering memorandum relates to an offering that is exempt from registration under the Securities Act and does not comply in important respects with SEC rules that would apply to an offering document relating to a public offering of securities in the United States; and
- No person has been authorized to give information or to make any representation concerning the company or the preferred shares other than as contained herein and information given by the company's officers and employees, or the officers and employees of the Selling Shareholders, in connection with the investor's examination of the company and the terms of this offering and, if given or made, such other representation should not be relied upon as having been authorized by the company, the Selling Shareholders or any other person.

By accepting this document, you agree to hold the information contained or referred to herein and the transactions contemplated hereby in confidence.

Each prospective purchaser of the securities must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the securities and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and neither the company nor the Placement Agents shall have any responsibility therefor.

All inquiries relating to this offering memorandum and this offering should be directed to the company and to the Placement Agents. Prospective purchasers may obtain additional information that they may reasonably require in connection with the decision to participate in the offering from the company or from the Placement Agents.

The information contained in this offering memorandum that has not been furnished by the company, has been furnished by sources believed by the company to be reliable. No representation or warranty, express or implied, is made by the Placement Agents as to the accuracy or completeness of any of the information set forth herein, and nothing contained in this offering memorandum is or shall be relied upon as a promise or representation, whether as to the past or the future. This offering memorandum contains summaries, believed by the company to be accurate, of certain terms of certain documents, but reference is made to the actual documents, copies of which will be made available upon request, for the complete information contained therein. All such summaries are qualified in their entirety by this reference.



The preferred shares are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and other applicable Brazilian or state securities laws pursuant to registration thereunder or exemption therefrom. See "Transfer restrictions."

The information contained herein is as of the date hereof and subject to change, completion or amendment without notice. Neither the delivery of this offering memorandum at any time nor any sale made hereunder shall, under any circumstances, create any implications that there has been no change in the information set forth in this offering memorandum or in the affairs of Iochpe-Maxion and its subsidiaries since the date on the front cover of this offering memorandum. The company's business, financial condition, results of operations and prospects may have changed since that date.

The Selling Shareholders and the Placement Agents reserve the right to reject any offer to purchase the preferred shares in whole or in part for any reason.

In connection with this offering, Unibanco-Investshop Corretora de Valores Mobiliários e Câmbio S.A. may effect transactions that stabilize or maintain the market price of the preferred shares at levels above those that might otherwise prevail in the open market. Such transactions may be effected through BOVESPA or otherwise. Such stabilizing, if commenced, may be discontinued at any time at the full discretion of the Lead Brazilian Underwriter. For a description of these activities, see the "Plan of distribution" section of this offering memorandum.

The distribution of this offering memorandum and this offering may be restricted by law in certain jurisdictions. Persons into whose possession this offering memorandum or any of the securities come must inform themselves appropriately, and observe, any such restrictions.

Notice to New Hampshire residents

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-b of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective investor, customer, or client any representation inconsistent with the provisions of this paragraph.



Enforcement of civil liabilities

The company and the Selling Shareholders were formed under the laws of Brazil. The majority of the company's directors and all the company's officers and certain advisors named herein reside in Brazil. Substantially all of its assets and those of these other persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or the company in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

A judgment against the company, the Selling Shareholders or the other persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

- fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted,
- is issued by a competent court after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of the parties' absence has been given, as established pursuant to applicable law,
- is not subject to appeal,
- is for the payment of a determined sum of money,
- is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, and
- is not against Brazilian public policy, good morals or national sovereignty.

Notwithstanding the foregoing, the persons described above cannot assure you that confirmation will be obtained, that the process described above will be conducted in a timely manner or that Brazilian courts will enforce a monetary judgment for violation of the U.S. securities laws with respect to the preferred shares.

We have been advised that:

- original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against the company, its directors and officers, the Selling Shareholders and the advisors named in this offering memorandum; and
- the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of the company or of the Selling Shareholders, respectively, is limited by provisions of Brazilian law.

We have been further advised that a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil must grant a pledge to guarantee the payment of the defendant's legal fees and court expenses if the plaintiff owns no real property in Brazil that could secure that payment, except in the case of collection claims based on an instrument that may be enforced in Brazilian courts without the review of its merit *(título executivo extrajudicial)* or counterclaims as established under Article 836 of the Brazilian Code of Civil Procedure.



Summary

Overview

We are the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars and castings, according to our estimates based on the national production data published by the industry associations ANFAVEA, SIMEFRE and ABIFER. In the first nine months of 2005, our net revenues were R$1,136.5 million, our EBITDA was R$157.3 million and our EBITDA margin was 13.8% (see "Management's discussion and analysis of financial condition and results of operations"). In 2004, our net revenues were R$1,098.6 million, our EBITDA was R$155.5 million and our EBITDA margin was 14.2%. We currently have more than 8,700 employees distributed in six industrial plants in the states of São Paulo, Minas Gerais and Rio de Janeiro.

We operate in the business of wheels and frames for commercial vehicles through our Wheels and Frames Division. In the first nine months of 2005, we believe this division held a share of around 59% of the Brazilian market of wheels for trucks, buses and agriculture machinery, and 70% of the Brazilian market of frames and stamped structural components for trucks, buses and light commercial vehicles, in number of units produced. We also operate in the business of auto parts for passenger vehicles, through our Automotive Components Division, our main products being brake levers, pedal sets, door locks and door handles. Both divisions are part of our controlled company Maxion Sistemas Automotivos, which accounted for approximately 62% of our consolidated net revenues in the period of nine months ended September 30, 2005.

We operate in the business of railway equipment through Amsted-Maxion Equipamentos Ferroviários, a joint venture in which we hold 50% of the voting and total capital, established in February 2000 between Iochpe-Maxion and Amsted Industries, the leading U.S. manufacturer of railway castings, more specifically railcar wheels, trucks and coupling systems. In the first nine months of 2005, we believe Amsted-Maxion held approximately 80% of the Brazilian market of railway freight cars and 80% of the Brazilian market of railway castings, in number of units produced. That company accounted for approximately 38% of our consolidated net revenues for the period of nine months ended September 30, 2005.

The following table shows our key consolidated financial and operating information for the periods indicated:

	Nine months ended September 30		Year ended December 31		
(R$ million)	2005	2004	2004	2003	2002
Total Net Revenues	1,136.5	786.8	1,098.6	675.7	411.2
a) Wheels and Frames Division	627.9	449.8	626.4	397.3	240.7
b) Amsted-Maxion[1]	435.8	231.7	322.7	164.1	60.2
c) Automotive Components Division	72.8	105.3	149.5	114.3	110.3
Net Profit	53.9	41.7	50.8	(5.1)	(24.2)
EBITDA[2]	157.3	126.4	155.5	89.4	68.9
Exports[3]	16%	13%	13%	15%	18%

1 Considering the 50% interest in Amsted-Maxion.
2 EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with Brazilian GAAP or as a measure of a company's profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.
3 Exports as a percentage of our net revenues.



Our products are sold in more than 40 countries in 5 continents, particularly the United States of America, Venezuela, Argentina, Canada and Italy, which together accounted for 80% of our exports in the first nine months of 2005. In this period, our exports reached U.S.$69.7 million (representing approximately 16% of our net revenues), a 107% increase against the same period of 2004, when we recorded exports of U.S.$33.6 million. In 2004, our exports reached U.S.$47.3 million, a 42% increase against 2003 and a 95% increase against 2002.

Our competitive strengths

We believe that our main competitive strengths are:

- *Leadership in the Brazilian Market.* In the Brazilian auto parts industry, we are leaders in the manufacturing of wheels for trucks, buses and agriculture machinery, and of frames and stamped structural components for trucks, buses and light commercial vehicles, with an approximate market share of 59% and 70%, respectively, in the first nine months of 2005, in number of units produced. In the Brazilian railway industry, we are leaders in the manufacturing of railway freight cars and castings, with an approximate share of 80% in both markets in the first nine months of 2005, in number of units produced. We believe that our relevant market shares result in significant economies of scale, constituting an important barrier to the entry of new competitors in the Brazilian market.
- *Doing Business in Market Segments with Growth Potential.* We are leaders in segments that, since 2002, have been showing a growth rate that is significantly higher than the Brazilian GDP growth. We believe that these segments will keep growing, in view of projects for expansion and improvement of the railway and highway networks, the need for renovation of the Brazilian fleet, and the expected increase in the transport load volume.
- *Strategic Alliance in the Railway Industry.* We do business in the railway industry through Amsted-Maxion, a joint venture established in February 2000 with Amsted Industries, a U.S. company that is considered the leading U.S. manufacturer of railway castings, holder of a substantial market share in the U.S. and leading developer of new technologies and products for the railway industry worldwide. The alliance with Amsted Industries gives us access to state of the art technologies and to the largest markets of railway castings worldwide. Additionally, Amsted Industries is an important customer of Amsted-Maxion and accounted for 22% of our exports in the first nine months of 2005.
- *Growth with Financial Discipline.* We carefully review our investment projects in order to ensure proper financial returns. In the past three years, the growth in our net revenues and EBITDA was supported by the ongoing modernization and enlargement of our industrial park, as well as other investments, while maintaining a low level of indebtedness. From 2002 to 2004, our net revenues and EBITDA rose by a compound average rate of 63.4% and 50.2% per year, respectively, while our net debt to EBITDA ratio decreased from 1.5 in 2002 to 0.6 in 2004 (see definition and reconciliation of "net debt" on page 56 and "Management's discussion and analysis of financial condition and results of operations").
- *Competitive Production Costs.* Our modern industrial park enables us to serve the Brazilian and international markets with efficiency and competitiveness. Due to the integration between foundry and assembly of freight cars in the railway industry, as well as the specialization resulting from the high use of steel in the production of wheels and frames, we have competitive production costs both in Brazil and in the international markets. We also employ modern production techniques and equipment that give us the flexibility to offer our



customers different production processes that meet their specific demands quickly, seamlessly and at competitive costs.

- *Quality of our Products and Processes.* The quality of our products and processes is certified in Brazil and abroad by government agencies and independent institutions. We are also recognized by the main automakers and railway operators as certified suppliers, and thus are able to serve our customers locally and around the world, continuously increasing our sales both in the Brazilian and international markets.
- *Experienced and Qualified Management Team.* Our management team has wide experience in our field of activities, which has contributed to the consistent growth of our net revenue and EBITDA since 2002. Our successful expansion is the direct result of strategies carried out by our experienced management.

Our strategy

The following are our key strategies:

- *Expand our Production Capacity.* We intend to enlarge our industrial park and increase our production capacity in Brazil so as to enable us to meet the growing demand in the national and international markets. Brazil is a country with a growing demand for transport infrastructure. We believe that the existing and future projects for expansion and improvement of the railway and highway networks and the need for renovation of the respective Brazilian fleets will foster a consistent growth in the market of wheels and frames and railway freight cars and castings.
- *Increase our Share in International Markets.* Our exports have enjoyed significant growth for the past three years. In the first nine months of 2005, they reached U.S.$69.7 million (representing approximately 16% of our net revenues), a 107.4% increase against the same period of 2004, when we recorded exports of U.S.$33.6 million. In 2004, they reached U.S.$47.3 million, a 42% increase against 2003 and a 95% increase against 2002. We intend to further increase our share in international markets through the following actions:
  - consolidate our presence in the segment of spare wheels for commercial vehicles, especially in important markets such as North America, South America and Europe;
  - increase exports of railway freight cars to countries with no local production, especially in South America and Africa;
  - take advantage of opportunities for exports of railway castings offered by our partnership with Amsted Industries as a result of its Global Sourcing program;
  - increase our share in the U.S. market of large steel castings for machines and industrial facilities, through direct exports to large equipment manufacturers; and
  - establish eventually, in the long run, partnerships for the manufacturing of our products in Asia.
- *New Business and Products.* We intend to offer our customers an increasing number of products and services that have synergies with our current activities, as well as to strengthen the services rendered to railway carriers, by offering maintenance services for railway cars and



equipment and spare parts. We are continually considering opportunities to expand our product lines, which may include acquisitions of assets and companies in our industries, by entering new market niches having synergies with the manufacturing of our current products, or with our customers. Although we do not have any specific or current plans to acquire other companies, we are constantly analyzing existing opportunities and may decide to make material acquisitions. We believe that, by enlarging our product and service lines, we will be able to provide better services to our customers and, consequently, to increase our revenues and results.

Summary of financial and operating data

The summary of the consolidated balance sheets and statements of income for the years ended December 31, 2004, 2003 and 2002 is derived from our audited consolidated financial statements included in this offering memorandum. The summary of the balance sheets and statements of income for the nine-month periods ended September 30, 2005 and 2004 is derived from our unaudited consolidated financial information included in this offering memorandum and, according to our management, duly reflect our financial condition and results of operations in such periods. The financial data included in this offering memorandum is presented in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP.

You should read and analyze the information below together with our consolidated financial statements and related notes included in this offering memorandum, as well as with sections "Presentation of financial and market information" and "Management's discussion and analysis of financial condition and results of operations."

As indicated in our financial statements for the year ended December 31, 2004, the form of presentation of certain line items relating to December 31, 2003 were subject to reclassification, in order to improve the disclosure of information to the readers of our financial statements and make the amounts comparative to the 2004 presentation.

The financial statements for the year ended December 31, 2004 present 2003 reclassified comparative information. We also include in this offering memorandum the originally issued financial statements for December 31, 2003 and 2002 which do not reflect such reclassifications. The reclassifications, which did not change income results or shareholders' equity figures for 2003, are summarized in "Management's discussion and analysis of financial condition and results of operations."

For purposes of comparison of our financial data presented in this offering memorandum, we reclassified the 2002 amounts as if we had adopted in 2002 the same policies adopted in 2004 for preparation of the financial statements, in order to conform them to the 2004 presentation. We include in this offering memorandum the originally issued financial statements for December 31, 2003 and 2002 which do not reflect such reclassifications. The reclassifications, which did not change income results or shareholders' equity figures for 2002, are summarized in "Management's discussion and analysis of financial condition and results of operations."

Statements of income data

(R$ million)	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
Revenues	1,380.5	932.0	1,315.7	759.9[1]	473.4[1]
Deductions	(244.0)	(145.2)	(217.1)	(84.2)	(62.2)
Net revenues	**1,136.5**	**786.8**	**1,098.6**	**675.7**	**411.2**
Costs of goods sold and services rendered	(913.0)	(612.2)	(871.1)	(539.1)	(324.6)
Gross profit	**223.5**	**174.6**	**227.5**	**136.6**	**86.6**
Operating income (expenses):					
Sales expenses	(50.5)	(39.9)	(55.3)	(44.1)	(30.3)
General and administrative expenses	(33.7)	(29.3)	(38.9)	(33.3)	(28.7)
Net financial expenses	(29.1)	(26.4)	(32.6)	(38.1)	(54.4)
Other operating income (expenses)	(2.0)	(1.3)	(6.6)	(1.6)	8.9
Total other operating income (expenses)	**(115.4)**	**(96.9)**	**(133.4)**	**(117.2)**	**(104.5)**
Operating income (loss)	**108.2**	**77.7**	**94.1**	**19.4**	**(17.9)**
Non-operating result	(15.1)	(20.1)	(20.6)	(5.9)	6.2
Net income (loss) before income and social contribution taxes and minority interest	**93.1**	**57.6**	**73.6**	**13.5**	**(11.7)**
Income and social contribution taxes	(39.1)	(15.9)	(22.7)	(19.0)	(17.5)
Minority interest	(0.1)	—	—	0.4	5.0
Net income (loss)	**53.9**	**41.7**	**50.8**	**(5.1)**	**(24.2)**

1 The revenues indicated in the audited financial report for the years ended 2002 and 2003 include deductions for returns and discounts, amounting to R$467.8 million and R$749.0 million, respectively.



Balance sheets data

(R$ million)	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
ASSETS					
Current assets	**390.2**	**359.9**	**387.7**	**187.4**	**155.9**
Cash and cash equivalents	17.3	26.0	73.9	12.6	19.8
Trade accounts receivable	170.2	142.3	122.5	64.3	61.9
Inventories	163.8	145.7	149.4	76.5[1]	47.6[1]
Other	38.9	45.9	41.9	33.9	26.6
Noncurrent assets	**79.5**	**61.6**	**67.3**	**69.5**	**81.3**
Permanent assets	**220.1**	**164.2**	**176.2**	**174.3**	**162.1**
Property, plant and equipment	216.7	155.7	171.8	150.6[1]	132.2[1]
Other	3.4	8.5	4.4	23.7	29.9
Total assets	**698.8**	**585.7**	**631.2**	**431.2**	**399.3**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities	**284.4**	**278.9**	**344.9**	**191.8**	**154.6**
Loans, financing and debentures	72.5	111.4	116.8	94.9	82.1
Accounts payable to suppliers	77.2	62.2	68.3	37.7	29.8
Advance to customers	35.4	22.7	67.5	6.1	4.7
Salaries and vacation pay	35.1	27.8	25.9	16.3	8.0
Provision for contingencies	16.0	15.0	13.8	12.8	9.7
Other	48.2	39.8	52.6	24.0	20.3
Noncurrent liabilities	**165.0**	**113.4**	**99.9**	**87.7**	**87.6**
Loans, financing and debentures	105.6	65.9	59.0	36.5	51.5
Provision for contingencies	40.5	32.1	38.0	33.3	12.1
Other	18.9	15.4	2.9	17.9	24.0
Minority interest	**0.2**	**0.2**	**0.2**	**0.2**	**0.5**
Shareholders' equity	**240.2**	**193.2**	**186.2**	**151.5**	**156.6**
Total liabilities and shareholders' equity	**689.8**	**585.7**	**631.2**	**431.2**	**399.3**

1 These figures contemplate the reclassification to comply with the presentation disclosed in our financial statements issued for the year ended December 31, 2004. For additional information, see "Management's discussion and analysis of financial condition and results of operations."



Other operating and financial data

The table below contains our main operating data for the periods indicated:

	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
Quantities sold:					
Highway wheels[1]	1,146	1,121	1,468	1,173	935
Railway wheels[1]	15.1	17.5	24.5	27.0	29.8
Railway freight cars[2]	4,719	3,146	4,225	2,028	294
Railway castings[3]	34.6	16.7	24.1	13.2	10.0

1 In thousands of units sold.

2 In units sold.

3 In thousands of tons sold.

The table below shows the reconciliation of our net income with our EBITDA, for the periods indicated:

(R$ million)	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
Net income (loss)	53.9	41.7	50.8	(5.1)	(24.2)
Minority interest	0.1	—	—	(0.4)	(5.0)
Income and social contribution taxes	39.1	15.9	22.7	19.0	17.5
Non-operating result	15.1	20.1	20.6	5.9	(6.2)
Net financial expenses	29.1	26.4	32.6	38.1	54.4
Depreciation and amortization	20.0	20.3	26.7	28.4	29.0
Amortization of goodwill	—	2.0	2.0	3.5	3.5
EBITDA[1]	**157.3**	**126.4**	**155.5**	**89.4**	**68.9**

1 EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with Brazilian GAAP or as a measure of a company's profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.



Summary of the offering

Issuer: Iochpe-Maxion S.A.

Selling Shareholders: BNDES Participações S.A.—BNDESPAR
Fundo de Participação Social—FPS
Fundo Fator Sinergia Fundo de Investimento em Ações

Lead Underwriter: Unibanco—União de Bancos Brasileiros S.A.

Joint Bookrunners: Unibanco—União de Bancos Brasileiros S.A.
Banco J.P. Morgan S.A.

Brazilian Underwriters: Unibanco—União de Bancos Brasileiros S.A.
Banco J.P. Morgan S.A.
Banco Fator S.A.

Placement Agents: J.P. Morgan Securities Inc.
Unibanco Securities Inc.

Offering: Offering of 17,672,924 preferred shares of the company owned by the Selling Shareholders, of which (a) 8,469,928 are owned by BNDESPAR (which amount includes 1,808,270 preferred shares (the "Additional Shares") being sold by BNDESPAR in accordance with article 14, paragraph 2, of CVM Instruction 400); (b) 3,561,469 are owned by FPS; and (c) 5,641,527 are owned by Fundo Sinergia.

The preferred shares are being offered:

(i) in Brazil, by means of a secondary public offering registered with the CVM in accordance with the procedures set forth in CVM Instruction 400;

(ii) outside of Brazil, (a) in the United States of America to qualified institutional buyers, pursuant to exemptions from registration under the Securities Act and the regulations issued thereunder, and, in countries other than the United States of America, in accordance with the laws and regulations in effect in these countries and with Regulation S issued by the SEC, and (b) to the extent that the offering of the preferred shares is made to persons within the European Economic Area, it shall exclusively be made to qualified investors within the meaning of EU Directive 2003/71/EC, or Prospectus Directive and, in the case of (a) and (b), in accordance with the investment mechanisms set forth under CVM Instruction No. 325, of January 27, 2000, as amended, and CMN Resolution No. 2,689, of January 26, 2000, as amended.

Overallotment Option: BNDESPAR has granted the Lead Underwriter an option, exercisable by joint decision of the Joint Bookrunners, for a period of up to 30 days following the publication of the notice of commencement of the offering, to place up to additional 2,379,697 preferred shares,



representing up to 15% of the shares initially offered, without considering the Additional Shares, on the same terms and at the same price of the shares initially offered, and solely to cover any overallotment that may arise during the offering.

Offer Price: R$19.25

Dividends: Our by-laws provide for the payment to our shareholders of a minimum mandatory dividend of 37% of our net income in each year, adjusted according to the Brazilian Corporation Law, each preferred share paying a dividend 10% higher than that paid on each common share. The remaining adjusted net income, after excluding the legal reserve and mandatory dividends, if not appropriated to our investment and working capital reserve or if not retained according to the capital budget approved at the shareholders' meeting, will be paid to the shareholders as a supplemental dividend.

The preferred shares give their owners the right to receive any dividends and other benefits declared by us after the settlement of this offering.

Lock-up: The company and BNDESPAR entered into agreements restricting the sale of Iochpe-Maxion preferred shares, under which these parties covenant not to issue, offer or otherwise sell, assign or transfer any Iochpe-Maxion preferred shares, any security convertible into, exchangeable for, or that represents a right to receive such preferred shares, for a period of 180 days after the date of this final offering memorandum, except for the preferred shares being offered hereunder, including the overallotment option shares and the Additional Shares and certain shares being lent in connection with stabilization activities. Not all of our relevant shareholders entered into agreements restricting the sale of our shares. See "Risk factors" in this offering memorandum.

Settlement: The physical and financial settlement of this offering will occur on the third São Paulo business day after the publication of the notice of commencement of the offering, with the delivery of the preferred shares to the respective investors.

Use of Proceeds: Because this is a secondary offering of preferred shares owned by the Selling Shareholders, the Selling Shareholders will receive all the proceeds from this offering.

Risk Factors: For a discussion of certain risk factors that should be considered before buying the shares, please see "Risk factors" in this offering memorandum.

Risk factors

An investment in our preferred shares involves risks. Investors should carefully consider the risks described below and all information in this offering memorandum before making their decision to invest in our shares. Our business, financial condition and operating results could be materially and adversely affected by any of these risks. The market price of our shares could decline due to any of these risks and investors may lose all or part of their investment. Additional risks not currently known to us may also adversely affect our business.

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, a significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely affect us.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government's actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in fiscal policies, price controls, currency devaluations, capital controls and limits on imports. Our business, our commercial and financial condition and our results of operations may be adversely affected by changes in governmental policy and regulations or by factors such as:

- Exchange rates;
- Inflation rates;
- Interest rates;
- Exchange controls and restrictions on remittances abroad, such as those which were imposed in 1989 and early 1990 (see "Dividends and dividend policy—Remittance restrictions");
- Liquidity in the domestic capital and financial markets;
- Fiscal policies;
- Energy rationing; and
- Other political, social and economic developments in or affecting Brazil.

Future developments in Brazilian government policies, including economic policy, might adversely affect us. Additionally, in recent months, members of the Executive and Legislative Powers of the Brazilian Government, as well as other related persons, have been investigated for alleged illicit or unethical behavior. It is impossible to foresee the outcome of these investigations and whether it could adversely affect the country's economy. Such uncertainties, allegations of unethical or illegal political conduct and other future developments in the Brazilian economy may adversely affect us.

Exchange rate instability may adversely affect our financial condition, the results of our operations and the market price of our shares.

The Brazilian currency has been periodically devalued against the U.S. dollar and other currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and adopted different exchange rate policies. In 2002, the *real* devalued 34.3% against the U.S. dollar, partly as a result of the political uncertainty regarding presidential

elections in Brazil and the slower pace of the global economy. Despite the *real*'s appreciation by 22.3%, 8.8% and 14.6% against the U.S. dollar in 2003, 2004 and 2005, respectively, we cannot assure that the *real* will not be once again devalued against the U.S. dollar. As of December 31, 2005, the *real*/U.S. dollar exchange rate was R$2.3355 per U.S.$1.00.

In addition, a depreciation of the *real* could create additional inflationary pressures in Brazil, which could negatively affect us. Depreciations could encourage governmental intervention, including the adoption of restrictive policies. It would also reduce the U.S. dollar value of our revenues, distributions and dividends, and the U.S. dollar equivalent of the market price of our shares. On the other hand, an appreciation of the *real* against the U.S. dollar could deteriorate the country's accounts and balance of payments, and lead to a slowdown in export-based economic growth. Additionally, an appreciation of the *real* against the U.S. dollar could affect the competitiveness of our products in the international market and increase the competitiveness of imported products in the Brazilian market, thus adversely affecting us.

Inflation and the government's efforts to combat inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market price of our preferred shares.

In the past, Brazil experienced extremely high rates of inflation. More recently, the annual rate of inflation in Brazil, as measured by the *Índice Geral de Preços—Mercado*, or the IGP-M, was 8.7% in 2003, 12.4% in 2004 and 0.2% from January to September 2005. Inflation, along with certain past government measures to combat inflation, has had significant negative effects on the Brazilian economy, contributing to economic uncertainty and heightened volatility in the Brazilian securities market.

Future Brazilian government actions, including intervention in the foreign exchange market and actions to adjust or fix the value of the *real*, may trigger increases in inflation and consequently adversely affect our business, even increasing our financial costs. Inflation and market perceptions of inflation risks could also affect the Brazilian securities market as a whole and cause reductions in the market price of our shares. Additionally, if Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

Risks relating to us

Much of our revenue comes from the sale of products to a small number of customers, and the loss or the reduction of orders from any of these customers may adversely affect us.

The wheels, frames and railway equipment we manufacture are usually sold in large orders *placed periodically by a small number of customers that account for a significant volume of our* sales. Our three main customers combined—Volkswagen Caminhões, Daimler Chrysler and Companhia Vale do Rio Doce—CVRD—accounted for 28%, 41%, 39% and 44% of our total net operating revenues in 2002, 2003, 2004 and the first nine months of 2005, respectively. The loss of one of these customers, a reduction in volumes purchased by them, or a deterioration in the financial condition of any one of them may adversely affect us.

Our large market share in the segments of railway freight cars and castings may prompt our customers to look for new or alternative suppliers, which may increase competition in these segments.

According to our estimates, we had a share of approximately 80% of the Brazilian railway freight car market, in terms of units produced in the first nine months of 2005. Our large market share in



the freight car segment, plus a strong growth in demand over the last three years, has in the recent past prompted our customers to look for alternative sources of supply to meet their demand for freight cars, such as manufacturing freight cars themselves or importing them. These initiatives had the direct effect of increasing competition in the freight car segment. No assurance can be given that our customers will not take initiatives of this kind again in the future, which may reduce our market share and adversely affect us.

Variations in the price of steel, our main input, may adversely affect us.

Steel is the main input used in most of our products. A significant portion of our business operations depends on our ability to purchase steel at competitive prices. The price of steel has risen significantly in the last two years, particularly due to increased world demand, largely driven by China. If steel prices increase significantly and we are unable to pass them on in the price of our products or reduce our operating costs to offset them, our operating margins will be reduced.

The interests of our controlling shareholders may conflict with those of our minority shareholders.

We are controlled direct or indirectly by members of the Iochpe family, our founders, who hold in the aggregate 72.4% of our voting capital, and by BNDESPAR, which holds 19.4% of our voting capital. After the offering, these shareholders will continue to exercise management control over our company and our management, and could take measures the minority shareholders may not agree with, including changes in our dividend policy.

Adverse decisions in judicial or administrative proceedings may adversely affect us.

In September 30, 2005, our contingencies arising from judicial and administrative proceedings totaled R$149.5 million, for which we recorded a provision in the amount of R$58.1 million. Additionally, on October 31, 2005, we received a tax assessment notice from the *Secretaria da Receita Federal* (the federal tax authority) in the total amount of R$105.2 million, relating to income tax and social contribution accruing on transactions of sales of securities and credits given for debt payment ("Tax Assessment Notice"). Because this is an administrative proceeding in its initial phase, we have made no provision for this contingency. See "Business—Judicial and administrative contingencies," for a description of our main judicial and administrative proceedings.

If we are required to pay amounts exceeding our provisions or are forced to make any relevant payments due to the Tax Assessment Notice, we may be adversely affected.

We are subject to operating risks related to our plant located in Cruzeiro in the state of São Paulo.

Our Cruzeiro plant concentrates almost all our production of wheels and frames and a substantial part of our production of railway freight cars and castings, having accounted for 76.2% and 77.8% of our net operating revenues in the first nine months of 2005 and 2004, respectively. Our insurance policies, including those referring to our Cruzeiro plant, do not cover loss of profit. The occurrence of any natural disasters, unfavorable climatic conditions, accidents, operating mistakes or damage to property and equipment that interrupt or reduce production at our Cruzeiro plant may result in loss of revenues and relevant losses for our business operations.



Risks relating to the auto parts and railway equipment industries

We operate in highly competitive industries, characterized by constant pressure on prices.

We face strong competition from a concentrated group of local and international competitors in every industry we operate in. Our market share may be reduced if we do not succeed in remaining competitive, particularly in relation to prices. This highly competitive environment may limit our growth capacity and put pressure on the prices of our products, reducing our revenues and adversely affecting us.

The auto parts and railway equipment industries are capital intensive and our growth may require additional funds that may not be available or may be available on unfavorable terms.

Our operations require significant amounts of capital, mainly to implement our maintenance and investment programs. We may be required to seek additional capital to ensure the growth and development of our business by issuing new shares or debt instruments, or by borrowing from banks, either locally or internationally. If we cannot access additional capital in appropriate volumes and costs, we may be adversely affected.

We operate in cyclical industries, which depend on the Brazilian and the world economies.

The auto parts and railway equipment industries have historically shown, and are expected to continue to show, cycles of growth and contraction. Our industry and the markets we serve are subject to variations arising from factors beyond our control, including factors relating to the Brazilian and the world economies, prices of raw materials, inventory levels and the production schedules of the automobile industry and purchasers of railway equipment. During the 2002 to 2004 growth cycle, the annual production of commercial vehicles increased from 324,000 to 519,000 in Brazil and the demand for railway freight cars from 294 to 5,642 units. The occurrence of cycles of contraction in the future may adversely affect us.

We are subject to environmental regulations and the introduction of new regulations may require significant capital expenditure and therefore additional funds.

We and other companies in the foundry business are subject to Brazilian federal, state and municipal environmental legislation relating to human health, handling and the disposal of solid and hazardous waste and emissions or discharges of pollutants into the atmosphere or water. Producers in the foundry business are also at times subject to unfavorable perceptions in the market concerning the environmental impact of their business, which may have an adverse effect on us.

If environmental legislation becomes stricter in Brazil, the amount and speed of future investments required to comply with such legislation may increase substantially and the schedule for such investments may be amended, and this may reduce the availability of our funds for capital investments and other purposes which may potentially adversely affect our financial condition.

Risks relating to our preferred shares

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market



countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our shares. This could adversely affect the market price of our shares, and also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit our investors' ability to sell our preferred shares at the price and time they desire.

Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk when compared with other world markets, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets worldwide. The ten largest companies listed on the BOVESPA, for example, represented approximately 53.0% of the aggregate capitalization of all companies listed on the BOVESPA as of December 31, 2005. The top ten stocks in terms of trading volume accounted for approximately 53.3%, 49.3% and 50.3% of all shares traded on the BOVESPA in 2003, 2004 and 2005, respectively.

We cannot assure that after this offering there will be a significant increase in the liquidity of our preferred shares, which could substantially limit the ability of the buyers of our shares to sell them at the price and time they desire.

Holders of our shares may not receive dividends or interest attributable to shareholders' equity.

Notwithstanding the requirement for mandatory distribution of dividends (see section "Dividends and dividend policy"), we may elect not to distribute dividends or interest attributable to shareholders' equity in any year in which our board of directors determines that such distribution would not be advisable due to our financial condition at that time. In addition, we may change our dividend policy at any time.

Our preferred shares have no voting rights.

Under the Brazilian Corporation Law and our by-laws, holders of our preferred shares are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of our preferred shares, such as modifying their fundamental terms. Holders of our preferred shares are not entitled to vote to approve corporate transactions, including mergers or consolidations of the company with other companies.

Substantial sales of Iochpe-Maxion preferred shares after this offering could cause the price of our preferred shares to decrease.

After this offering BNDESPAR will remain as our shareholders—BNDESPAR will hold 9,612,777 preferred shares (not considering the exercise of the overallotment option), representing 27.6% of our preferred shares.

The company and BNDESPAR entered into agreements restricting the sale of Iochpe-Maxion preferred shares under which these parties will not issue, offer, sell or otherwise transfer or assign any of Iochpe-Maxion preferred shares or any securities convertible into or exercisable or exchangeable for preferred shares for a period of up to 180 days after the date of this final



offering memorandum. Fundo Sinergia II—Fundo de Investimento em Ações, holder of 1,173,280 preferred shares, representing 3.4% of our total preferred shares, did not enter into an agreement restricting the sale of Iochpe-Maxion preferred shares, and will not be subject to restrictions regarding transfer, assignment or sale of such shares. Fundo Sinergia II—Fundo de Investimento em Ações will be entitled to transfer, assign or sell such shares at any time and in any quantity, even immediately after the close the offering. After expiration of the agreements entered into by the company and by BNDESPAR restricting the sale of shares, BNDESPAR may freely sell Iochpe-Maxion preferred shares in the market.

The market price of the preferred shares may be adversely affected significantly in case of sales, or perception of possible sales, of a substantial amount of Iochpe-Maxion preferred shares in the market.



Forward-looking statements

This offering memorandum contains forward-looking statements, including under the sections "Risk factors" and "Management's discussion and analysis of financial condition and results of operations," "Industry overview" and "Business." These statements are to a large extent based on our current expectations and projections about future events and financial trends that have or may have an adverse effect on our business. Although we believe that these forward-looking statements are based on reasonable assumptions, they are subject to several risks, uncertainties and projections and were prepared on the basis of information currently available to us.

Our forward-looking statements may be influenced by several factors, including:

- economic, political and business conditions in Brazil and abroad;
- transportation infrastructure and logistics conditions in Brazil;
- conditions existing in the markets for automotive components and railway equipments in Brazil;
- levels of production and demand for commercial vehicles (buses, trucks, light commercial vehicles and agriculture machinery);
- behavior of interest rates due to their impact on the drive for renovation of the fleet of commercial vehicles and freight cars and for infrastructure investments;
- behavior of exchange rates due to their impact on our competitiveness in the foreign market;
- performance of the Brazilian agriculture sector due to its influence on the demand for agriculture machinery and for highway and railway transportation;
- performance of the Brazilian steel and mining industries due to their influence on the demand for railway transportation;
- performance of the U.S. railway market due to its influence on the demand for railway castings;
- behavior of the price of steel in the domestic and international markets due to its influence on our production costs;
- our ability to put our strategies to work;
- our ability to successfully compete with our competitors; and
- other risk factors discussed under the section "Risk factors."

The words "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements because of new information, future events or other factors. These forward-looking statements constitute no guarantee of future performance and involve risks and uncertainties. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this offering memorandum might not occur and our future results and performance could differ substantially from those anticipated in our forward-looking statements due to many factors.

Presentation of financial and market information

We prepare our consolidated financial statements in accordance with the accounting principles in the Brazilian Corporation Law and procedures established by CVM. We refer to these accounting practices, principles and procedures as the Accounting Practices Adopted in Brazil, or Brazilian GAAP. See Annex A for a description of certain differences between Brazilian GAAP and U.S. GAAP.

The accounting information regarding Amsted-Maxion included in this offering memorandum was derived from our consolidated financial statements, and is presented in proportion to our participation in the capital of Amsted-Maxion, that is, 50%, except as stated otherwise. The operating and market information regarding Amsted-Maxion included in this offering memorandum does not take into account such proportional consolidation criterion, which means that actual amounts are presented.

The following financial statements, which are presented in accordance with Brazilian GAAP, are included in this offering memorandum:

- Audited consolidated financial statements as of and for the years ended December 31, 2004, 2003 and 2002; and
- Unaudited quarterly information as of and for the nine-month periods ended September 30, 2005, which are presented in accordance with Brazilian GAAP.

We have reclassified some line items in our financial statements for the years ended December 31, 2003 and 2002. For additional information on this reclassification, see "Management's discussion and analysis of financial condition and results of operations—Reclassification related to financial statements for the year ended 2003" and "Management's discussion and analysis of financial condition and results of operations—Reclassification related to financial statements for the year ended 2002."

Some percentages and other amounts included in this offering memorandum were rounded for ease of presentation. Accordingly, some of the figures shown as totals in certain tables may not represent the exact sum of the amounts that precede them.

The export amounts in *reais* presented in this offering memorandum were converted from U.S. Dollars into *reais* on the basis of the exchange rate of the date of shipment.

The export amounts in U.S. dollars presented in this offering memorandum result from the *reais* amounts booked each month converted using the exchange rate as of the end of such month.

All references made in this offering memorandum to "*Brazilian currency*," "*real*," "*reais*" or "R$" are to the legal currency of Brazil, the *real*. All references made to "dollar," "dollars" or "U.S.$" are to the currency of the United States of America, the U.S. dollar.

Exchange rate information

Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

- the commercial rate exchange market; and
- the floating rate exchange market.

Most trade and financial foreign exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase and sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. The floating rate market applied to certain specific transactions to which the commercial rate did not apply, including the sale of Brazilian currency to tourists and remittances related to banking guarantees and payments in connection with the provision of technical services. In both markets, rates were freely negotiated but could be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates. Since February 1, 1999, the floating market rate had been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band had been eliminated.

On March 4, 2005, the CMN enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified in one "exchange market," effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of *reais* by any person or legal entity, regardless of the amount, provided the transaction is legal and complies with certain regulatory procedures.

Since 1999, the Central Bank has allowed the *real*/U.S. dollar exchange rate to float freely, and, since then, the *real*/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the *real* declined relative to the U.S. dollar. The *real* appreciated against the U.S. dollar in 2003, 2004 and 2005. At September 30, 2005 and December 31, 2005, the exchange rate for U.S. dollars was R$2.22 per U.S.$1.00 and R$2.34 per U.S.$1.00, respectively. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the *real* float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The *real* may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see "Risk factors—Risks relating to Brazil".

The following tables set forth the selling rate, and, where applicable, the commercial selling rate, expressed in *reais* per U.S. dollar (R$/U.S.$), for the periods indicated.

(R$ per U.S.$)	Period-end	Average for Period[1]	Low	High
Year				
2000	1.9554	1.8295	1.7234	1.9847
2001	2.3204	2.3522	1.9357	2.8007
2002	3.5333	2.9309	2.2709	3.9552
2003	2.8892	3.0711	2.8219	3.6623
2004	2.6544	2.9257	2.6544	3.2051
2005	2.3407	2.4352	2.1633	2.7621

Source: Central Bank

(1) Average of the lowest and highest rates in the period.

(R$ per U.S.$)	Period-end	Average for Period[1]	Low	High
Month				
1st half 2005	2.3504	2.5735	2.3504	2.7621
July 2005	2.3905	2.3735	2.3304	2.4656
August 2005	2.3637	2.3603	2.2767	2.4316
September 2005	2.2222	2.2944	2.2222	2.3623
October 2005	2.2543	2.2564	2.2339	2.2886
November 2005	2.2070	2.2108	2.1633	2.2516
December 2005	2.3407	2.2855	2.1800	2.3735
January 2006 (through January 25, 2006)	2.2420	2.2850	2.2420	2.3452

Source: Central Bank

(1) Average of the lowest and highest rates in the period.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the *real* price of our preferred shares on the BOVESPA as well as the U.S. dollar equivalent of any distributions we make in *reais* with respect to our preferred shares.

Market information

Overview

We have been registered as a publicly held corporation with the CVM under No. 01193-2, since July 17, 1984. Our shares are primarily traded on BOVESPA. Our common and preferred shares were listed to trade on BOVESPA under the symbols "MYPK3" and "MYPK4", respectively.

On March 21, 2005, our shareholders approved, among other matters, the 50 for 1 reverse split of our common and preferred shares. Since April 25, 2005, our shares have been traded in a standard lot of 100 shares on a per-share price basis.

On September 21, 2005, our board of directors approved the adoption of, and on November 10, 2005, we entered into an agreement with BOVESPA regulating our admission onto BOVESPA Level 1 of Differentiated Corporate Governance Practices.

Regulation of the Brazilian securities market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over financial institutions, including brokerage firms, and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 6,385, dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, as well as by the Brazilian Corporation Law and regulations issued by the CVM, the CMN and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, criminal sanctions for insider trading and price manipulation, and protection of minority shareholders. They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets or securities markets in some other jurisdictions.

Any trades or transfers of our equity securities by our officers and directors and our controlling shareholder must comply with the regulations issued by CVM, in particular Instruction No. 358. See "—Disclosure requirements".

Under the Brazilian Corporation Law, a company is either publicly held (a *companhia aberta*) or privately held (a *companhia fechada*). All listed companies are publicly held and registered with the CVM and are subject to reporting and regulatory requirements. A company registered with the CVM may trade its securities either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. To be listed on the BOVESPA, a company must apply for registration with the BOVESPA and the CVM.

The trading of securities on the BOVESPA may be halted at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

Trading on the BOVESPA

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

The BOVESPA is a nonprofit entity owned by its member brokerage firms. Trading on the BOVESPA is limited to member brokerage firms and a limited number of authorized nonmembers. The BOVESPA has two open outcry trading sessions each day from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., São Paulo time, except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., São Paulo time, to closely mirror the NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States on an automated system known as the Computer Assisted Trading System (*Sistema de Negociação Assistida por Computador*) on the BOVESPA and on the National Electronic Trading System (*Sistema Eletrônico de Negociação Nacional*). This computerized system links electronically with the seven smaller regional exchanges. The BOVESPA also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the "after market." Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. Currently, there are no specialists or officially recognized market makers for our shares in Brazil.

The CVM and BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

When shareholders trade in shares on the BOVESPA, the trade is settled three business days after the trade date without adjustment of the purchase price for inflation. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

In order to better control volatility, the BOVESPA adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of the BOVESPA fall below the limits of 10% or 15%, respectively, in relation to the index registered in the previous trading session.

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of November 2005, the aggregate market capitalization of the 382 companies listed on the BOVESPA was equivalent to R$1,074 billion and the 10 largest companies listed on the BOVESPA represented approximately 80% of the total market capitalization of all listed companies. In contrast, as of November 2005, the aggregate market capitalization of the nearly 2,800 companies listed on the NYSE was U.S.$21.4 trillion and the 10 largest companies listed on the NYSE represented approximately 10.4% of the total market capitalization of all listed companies. The average daily trading volume of BOVESPA and NYSE for November 2005 was approximately R$1,335 million and U.S.$55,168 million, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder.



Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See "—Regulation of foreign investment" below.

Differentiated corporate governance practices

In 2000, BOVESPA created three special trading segments denominated Levels 1 and 2 of Differentiated Corporate Governance Practices and the *Novo Mercado*, aiming at stimulating companies to adopt better corporate governance practices and an additional level of information disclosure than those already required under Brazilian legislation.

The rules regarding Level 1 of Differentiated Corporate Governance Practices require, in addition to the obligations imposed by applicable Brazilian legislation, that the following requirements, among others, be met:

- maintain a minimum free-float of shares representing 25% of capital;
- adopt offering procedures that favor widespread ownership of shares;
- improve quarterly disclosures of information, including consolidation and special review requirements;
- comply with disclosure policies with respect to transactions made by controlling shareholders, directors and officers involving securities issued by the company;
- disclose any shareholders' agreements and stock option plans; and
- make available a schedule of annual corporate events.

Regulation of foreign investment

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. Moreover, investments and remittances outside Brazil of gains, dividends, profits or other payments, including under preferred shares, are made through the new unified exchange rate market.

Non-Brazilian investors must register their investment in shares under Law No. 4,131 of September 3, 1962, or CMN Resolution No. 2,689 and CVM Instruction No. 325, both as amended. CMN Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower than 20%), as defined by Brazilian tax laws. See "Taxation" for further description of tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 2,689.

Under CMN Resolution No. 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. In accordance with CMN Resolution No. 2,689, the *definition of non-Brazilian investor includes individuals, companies, mutual funds and other* collective investment entities domiciled or headquartered abroad.



Under CMN Resolution No. 2,689, a non-Brazilian investor must:

- appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
- appoint an authorized custodian in Brazil for its investment, which must be a financial institution duly authorized by the Central Bank and CVM;
- through its representative, register as a non-Brazilian investor with the CVM; and
- register its foreign investment with the Central Bank.

Additionally, an investor operating under the provisions of CMN Resolution No. 2,689 must be registered with the Brazilian internal revenue service (*Receita Federal*) pursuant to its Regulatory Instruction No. 200. This registration process is undertaken by the investor's legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring *upon the death of an investor by operation of law or will.*

Disclosure requirements

Pursuant to CVM Instruction No. 358 of January 3, 2002, the CVM revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly held companies, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

- establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by controlling shareholders, resolutions of the general meeting of shareholders and management, or any other facts related to a company's business (whether occurring within such company or otherwise somehow related thereto) that may influence the price of such company's publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities' underlying rights;
- specify examples of facts that are considered to be material, which include, among other facts, the execution of shareholders' agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managerial, financial, technological or administrative function with or contribution to a company, and any corporate restructuring undertaken among related companies;
- oblige the investor relations officer, controlling shareholders, other executive officers, members of the board of directors, members of the audit committee and other advisory boards to disclose material facts;
- require simultaneous disclosure of material facts to all markets in which a company's securities are admitted for trading;

- require an acquirer of a controlling stake in a company to publish material facts, including its intention, if any, to de-list such company shares, within one year;
- establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and
- prohibit the use of insider information.

Market price of our shares

The table below sets forth the high, average and low trading prices of our preferred shares on BOVESPA, per year, for the last five years, adjusted for the reverse split that occurred in April 2005:

Year	Price per share (in R$) High	Average	Low	Average daily trading volume of shares (In thousands of R$)
2001	2.45	1.83	1.25	51.2
2002	1.80	1.39	1.00	25.2
2003	4.75	3.03	1.10	44.5
2004	15.50	6.34	3.50	413.3
2005	19.00	15.42	12.70	450.4

Source: Bovespa

The table below sets forth the high, average and low trading prices of our preferred shares on the BOVESPA, per quarter, for the last three years, adjusted for the reverse split that occurred in April 2005:

Quarter	Price per share (in R$) High	Average	Low	Average daily trading volume of shares (In thousands of R$)
1/2003	1.46	1.29	1.15	4.6
2/2003	1.37	1.29	1.10	6.0
3/2003	3.55	2.28	1.28	47.4
4/2003	4.75	4.06	2.80	117.4
1/2004	5.84	4.78	3.70	574.7
2/2004	4.35	4.01	3.50	150.2
3/2004	9.05	6.58	4.18	336.0
4/2004	15.50	11.43	7.80	597.7
1/2005	18.25	14.82	13.10	573.5
2/2005	17.95	15.75	14.60	246.6
3/2005	15.00	14.07	12.50	397.7
4/2005	19.00	16.64	14.88	574.5

Source: Bovespa

The table below sets forth the high, average and low trading prices of our preferred shares on the BOVESPA, per month, for the last six months, adjusted for the reverse split that occurred in April 2005:

Month/2005	Price per share (in R$) High	Average	Low	Average daily trading volume of shares (In thousands of R$)
July	14.98	13.55	12.50	288.7
August	15.00	14.15	13.00	556.1
September	14.80	14.36	13.86	333.3
October	17.00	16.22	14.88	1,016.1
November	16.98	16.20	15.70	317.0
December	16.00	17.42	16.00	387.6

Source: Bovespa

American Depositary Receipts—ADRs

Overview

On April 13, 1994, we adopted a program regarding the issuance of American Depositary Receipts—(ADRs) for the trading of our preferred shares on the U.S. over-the-counter market (OTC) under symbol IOCJY. Currently, every two ADRs represent one preferred share. As of September 30, 2005, there were 468,854 ADRs outstanding, representing 0.6% of our total preferred shares. The preferred shares acquired in the offer (including by qualified institutional buyers in accordance with Rule 144A) may not be deposited in the unrestricted ADR program as long as they are restricted securities within the meaning of Rule 144 under the Securities Act. For information on transfer restrictions, see "Transfer restrictions."

Market price of ADRs

The table below sets forth the high, average and low trading prices of our ADRs, per year, for the last five years, adjusted for the ADR split approved in April 2005:

Year	Price per ADR (in U.S.$) High	Average	Low	Trading volume (in U.S.$)
2001	0.46	0.31	0.20	57,519
2002	0.20	0.14	0.10	7,476
2003	0.65	0.51	0.10	89,553
2004	1.80	0.89	0.50	1,373,675
2005	3.80	2.75	2.55	1,239,169

Source: Bloomberg.



The table below sets forth the high, average and low trading prices of our ADRs, per quarter, for the last 3 years, adjusted for the ADR split approved in April 2005:

Quarter	Price per ADR (in U.S.$) High	Average	Low	Trading volume (in U.S.$)
Q1/2003	—	—	—	—
Q2/2003	0.10	0.10	0.10	500
Q3/2003	0.40	0.32	0.10	2,373
Q4/2003	0.65	0.53	0.40	86,680
Q1/2004	1.12	1.05	0.65	801,847
Q2/2004	0.65	0.57	0.50	314,148
Q3/2004	1.30	1.04	0.50	229,805
Q4/2004	1.80	1.69	1.60	27,875
Q1/2005	3.00	2.69	2.55	471,639
Q2/2005	—	—	—	—
Q3/2005	3.10	2.74	2.70	704,988
Q4/2005	3.80	3.50	3.20	62,542

Source: Bloomberg.

The table below sets forth the high, average and low trading prices of our ADRs, per month, for the last six months, adjusted for the ADR split approved in April 2005:

Month	Price per ADR (in U.S.$) High	Average	Low	Trading volume (in U.S.$)
July	2.75	2.72	2.70	643,788
August	—	—	—	—
September	3.10	3.00	2.90	61,200
October	3.20	3.20	3.20	10,880
November	3.60	3.53	3.45	44,062
December	3.80	3.80	3.80	7,600

Source: Bloomberg.

Debentures held in treasury

On August 1, 1990, we completed our first issuance of perpetual nonconvertible debentures. There are currently no outstanding debentures from the first issuance. We hold 21,104 debentures from this issuance in treasury.

Short term notes

On May 25, 2000, we established a Euro Short Term Notes program that allows for the issuance of up to U.S.$150.0 million, in which Eurovest Global Securities acts as arranger and Deutsche Bank AG London as issuing and paying agent. There are currently no securities outstanding under this program.



Use of proceeds

The Selling Shareholders will receive all proceeds from this offering. The company will not receive any proceeds from this offering and the placement of the preferred shares.



Dividends and dividend policy

Calculation of distributable amounts

At each annual shareholders' meeting, the board of directors is required to recommend how to allocate our net income for the preceding year, to be subsequently approved by our shareholders. The Brazilian Corporation Law defines "net income" as the results of any year after the deduction of accumulated losses from previous years, provision for income and social contribution taxes, and any amounts allocated to the payment of employees and management. Consistent with the Brazilian Corporation Law, the amount corresponding to our net income, as adjusted, should be available for distribution to our shareholders in any particular year, and may:

- be reduced by amounts allocated to our legal reserve;
- be reduced by amounts allocated to reserves provided for in our by-laws, if any;
- be reduced by amounts allocated to our contingency reserve, if any;
- be reduced by amounts allocated to the reserve for investment projects (as discussed below);
- be reduced by amounts allocated to the reserve for unrealized income (as discussed below) in accordance with the applicable laws;
- be increased by reversals of the contingency reserves recorded in previous years; and
- be increased by amounts allocated to the unrealized income reserve, when incurred and provided they have not been absorbed by losses.

Our calculation of net income and allocation to reserves for any year are determined on the basis of our unconsolidated financial statements. For more information on these reserves, see "—Reserves."

Mandatory distribution

The Brazilian Corporation Law generally requires that the by-laws of each corporation specify a minimum percentage of the amounts that should be available for distribution to shareholders as dividends for each year, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of the adjusted net income, and should be equal to at least 25%. If the by-laws of a corporation fail to provide for this minimum percentage, it should be deemed to be 50%. Under our current by-laws, at least 37% of our adjusted net income, as calculated under the Brazilian GAAP and adjusted under the Brazilian Corporation Law for the preceding year, must be distributed as a mandatory annual dividend. Adjusted net income means the distributable amount before any deductions for reserves provided for in our by-laws and reserves for investment projects.

The Brazilian Corporation Law, however, permits the suspension of the mandatory distribution of dividends in any year in which the management reports to the shareholders' meeting that the distribution would be inadvisable due to a company's financial condition. The suspension is subject to approval at the shareholders' meeting and review by members of such company's fiscal council, if one is acting at the time. In the case of publicly-held companies, the board of directors must submit a report setting out the reasons for suspension to the CVM within five days of the relevant shareholders' meeting and if the mandatory dividend is not paid, those funds should be



attributed to a special reserve account. If not absorbed by subsequent losses, such amounts should be distributed to the shareholders as soon as the financial condition of the company permits such payments.

The mandatory dividend may also be paid as interest attributable to equity and be treated as a deductible expense for purposes of corporate income tax and social contribution on net income.

Supplementary distribution

The remaining adjusted net income, after excluding the amounts for legal reserve and mandatory dividends, which has not been allocated to our reserve for investment and working capital, or further withheld as provided for in the capital budget approved by the shareholders' meeting, should be distributed to the shareholders as supplementary dividend.

Reserves

We have two main reserve accounts—income reserves and capital reserves.

Income reserves. Our income reserve accounts comprise the legal reserve, unrealized income reserve, contingency reserve and retained income reserve.

- *Legal reserve.* Under the Brazilian Corporation Law, we are required to allocate 5.0% of our net income for each year until the aggregate amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our capital stock. Any net loss may be charged to the legal reserve. The amounts to be allocated to the legal reserve must be approved at our shareholders' meeting and may be used only to offset losses or increase our capital stock. Therefore, the legal reserve funds are not available for the payment of dividends. On September 30, 2005, our legal reserve amounted to R$2.044 million.
- *Unrealized income reserve.* Under the Brazilian Corporation Law, the amount by which the mandatory dividend exceeds the realized portion of the net income in a given year may be allocated to the creation of an unrealized income reserve. The Brazilian Corporation Law defines realized net income as the amount by which net income exceeds the sum of:
    - the net positive results from the equity method of accounting; and
    - the profits, gains or returns from transactions that will be liquidated after the end of the subsequent year.

  Income recorded in the unrealized income reserve, when realized and if not absorbed by losses in subsequent years, must be added to the first dividend distributed following the realization. As of September 30, 2005, we did not have an unrealized income reserve.
- *Contingency reserve.* Under the Brazilian Corporation Law, a portion of net income may be allocated to a contingency reserve to offset anticipated losses that are deemed probable in future years, and the amount of which may be estimated. Any amount so allocated in a previous year should either be reversed in the year in which the loss that had been anticipated does not occur as projected, or should be cancelled and written-off if the anticipated loss actually occurs. The allocation of funds to the contingency reserve is also subject to the approval of the shareholders' meeting. As of September 30, 2005, we had no contingency reserve.



- *Statutory Investment and Working Capital Reserve (Retained Income Reserve).* This reserve is intended to ensure investments in fixed assets and increases in working capital, including through the settlement of our debts, as well as the capitalization and funding of our controlled companies and subsidiaries, and should be formed from an annual portion of at least 10% and at most 58% of our net income, and, when taken together with our legal reserve, may not exceed our capital stock. As of September 30, 2005, the balance of our reserve for investments and working capital was R$22.7 million.
- *Capital reserves.* Under the Brazilian Corporation Law, capital reserves may only be applied to, among other things, (i) absorb losses that exceed retained earnings and income reserves; (ii) redeem, refund or buy our own shares; and (iii) increase our capital stock. Any amounts allocated to our capital reserves are not considered in the calculation of the minimum mandatory dividend. As of September 30, 2005, our capital reserve was zero.
- *Revaluation reserve.* Revaluation reserves are divided into two sub-accounts, the first of which relates to our own assets, and the second, to the assets of our subsidiaries and controlled companies. In the latter case, the counter-entries, which correspond to debits for investments in our subsidiaries and controlled companies, must be recorded upon assessment pursuant to the equity accounting method. As of September 30, 2005, we had no revaluation reserve.

Dividends

We are required by the Brazilian Corporation Law and by our by-laws to hold an annual shareholders' meeting no later than April 30 of each year, in which our shareholders, among other things, must vote to declare an annual dividend based on our unconsolidated audited financial statements prepared for the immediately preceding year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporation Law, the annual dividend must be paid within 60 days of its declaration, unless the shareholders' resolution establishes another date of payment, which, in any case, must occur before the end of the year in which the dividend is declared.

Shareholders have a three-year period from the date of the dividend payment to claim dividends or the payment of interest attributable to shareholders' equity with respect to their shares, after which the aggregate amount of any unclaimed dividends shall legally revert to such company.

Our board of directors, subject to confirmation by the shareholders' meeting, may declare *interim dividends to be charged to our retained earnings or income reserve accounts as recorded* in our annual or semi-annual balance sheet. Our board of directors, subject to the confirmation of the shareholders' meeting, may further declare dividends based on the net income included in our semi-annual or quarterly balance sheet. The total dividends paid in each semester may not exceed our capital reserves. Any distribution of interim dividends may be set off against the amount of the mandatory dividend relating to the net income for the year in which the interim dividends were paid.

Interest attributable to shareholders' equity

Since January 1, 1996, *Brazilian companies* have been permitted to pay interest attributable to their shareholders' equity and treat those payments as deductible expenses for purposes of

calculating Brazilian corporate income tax (IRPJ) and, since 1997, social contribution tax (CSLL). The amount of deduction is generally limited, in a given fiscal year, to the greater of (i) 50.0% of our net profit (after the deduction of any provisions for social contribution tax, but before considering the provision for corporate income tax and interest attributable to shareholders' equity) for the period in respect of which the payment is made, and (ii) 50.0% of our retained earnings and profit reserves as of the beginning of the year in respect of which the payment is made. Interest attributable to shareholders' equity cannot exceed the *pro rata die* variation of the Brazilian *long-term interest rate (TJLP). The amount distributed to shareholders as interest* attributable to shareholders' equity, net of any withholding tax (IRRF), may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders' equity, after payment of the applicable withholding tax, plus the amount of dividends declared, is at least equivalent to the amount of the minimum mandatory dividend.

Any payment of interest attributable to shareholders' equity to shareholders, whether or not they are Brazilian residents, is subject to withholding tax at the rate of 15.0%, provided that a 25.0% withholding tax applies if the person receiving this interest is a resident of a tax haven jurisdiction (i.e., a country that does not impose income tax or where it is imposed at a maximum rate not exceeding 20.0% or where the local legislation imposes restrictions on the disclosure of the ownership of shares or of the investment).

In accordance with Article 32 of Law No. 4,357 of July 16, 1964, Brazilian companies that have an unsecured debt to the Federal Government and its autonomous Social Security entities, for failure to pay taxes, will not be able to make distributions to their shareholders or give or confer participation on profits to their officers and any other members of their management, fiscal or advisory bodies.

The applicable penalty for a company that fails to observe this determination is 50.0% of the amount distributed or paid to the beneficiaries, having recently been limited by Law No. 11,051, of December 29, 2004 ("Law No. 11,051"), to 50% of the amount of the unsecured debt. Due to the fact that Law No. 11,051 was enacted recently, to date there is no judicial precedent, and therefore it is not possible to foresee whether any interpretation regarding the payment of dividends will prevail in the Brazilian courts.

Remittance restrictions

Pursuant to Law No. 4,131/62, the Brazilian federal government may impose exchange controls and significant restrictions on remittance of *reais* abroad, in case of actual or imminent serious imbalance in foreign payments. The Brazilian federal government last imposed remittance restrictions, including on the payment of dividends, for a brief period in 1989 and early 1990. There can be no assurance that the Brazilian federal government will not take similar measures in the future. Reimposition of such restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of our preferred shares into foreign currency and to remit the foreign currency abroad, and would likely have a material adverse effect on the market price of our shares.

Dividend policy

According to our by-laws, at least 37% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under the Brazilian Corporation Law for the preceding year, must be distributed as a mandatory annual dividend.



Additionally, on a per share basis, our preferred shares are entitled to dividends 10% higher than those paid on our common shares.

The table below describes the dividends and interest attributable to shareholders' equity paid by us in the last five years:

Year	2000	2001	2002[1]	2003[1]	2004
Dividends per share (R$ /one thousand shares)—no adjustment for reverse split					
Preferred Share	3.049348500	3.720973400	0.0	0.0	6.252332659
Common Share	2.771170000	3.382703100	0.0	0.0	5.683938781
Total dividends (in thousands of R$)					
Preferred Share	5,441	6,635	0.0	0.0	10,880
Common Share	2,553	3,117	0.0	0.0	5,237
Total	7,994	9,752	0.0	0.0	16,117

1 No dividends or interest attributable to shareholders' equity were paid due to our losses in those years.

Capitalization

The table below sets forth our cash, cash equivalents and investments, long- and short-term indebtedness and our capital structure as of September 30, 2005. The following information was derived from our unaudited consolidated financial statements for the nine-month period ended September 30, 2005, which were prepared according to Brazilian GAAP. See "Presentation of financial and market information." The financial data included in this offering memorandum is presented in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See Annex A for a description of certain differences between Brazilian GAAP and U.S. GAAP.

You should read the information included in this table together with our "Selected financial and operating data," "Management's discussion and analysis of financial condition and results of operations" and our other consolidated financial statements included in this offering memorandum.

Because we will receive no proceeds from the sale of the preferred shares, there will be no material changes in our capitalization as a result of this offering.

(R$ million)	September 30, 2005
Cash, cash equivalents and investments	17.3
Short-term indebtedness	72.5
Long-term indebtedness:	
Denominated in *reais*	82.5
Denominated in foreign currency	23.1
Total long-term indebtedness	105.6
Total indebtedness	178.1
Shareholders' equity:	
Capital	161.5
Income reserves	24.8
Accumulated income	53.9
Total shareholders' equity	240.2
Total capitalization (long- and short-term indebtedness and shareholders' equity)	418.3



Selected consolidated financial data

The summary of the consolidated balance sheets and statements of income for the years ended December 31, 2004, 2003 and 2002 is derived from our audited consolidated financial statements included in this offering memorandum. The summary of the balance sheets and statements of income for the nine-month periods ended September 30, 2005 and 2004 is derived from our unaudited consolidated financial information included in this offering memorandum and, according to our management, duly reflect our financial condition and results of operations in such periods. The financial data included in this offering memorandum is presented in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP.

You should read and analyze the information below together with our consolidated financial statements and related notes included in this offering memorandum, as well as with sections "Presentation of financial and market information" and "Management's discussion and analysis of financial condition and results of operations."

As indicated in our financial statements for the year ended December 31, 2004, the form of presentation of certain line items relating to December 31, 2003 were subject to reclassification, in order to improve the disclosure of information to the readers of our financial statements and make the amounts comparative to the 2004 presentation.

The financial statements for the year ended December 31, 2004 present 2003 reclassified comparative information. We also include in this offering memorandum the originally issued financial statements for December 31, 2003 and 2002 which do not reflect such reclassifications. The reclassifications, which did not change income results or shareholders' equity figures for 2003, are summarized in "Management's discussion and analysis of financial condition and results of operations."

For purposes of comparison of our financial data presented in this offering memorandum, we reclassified the 2002 amounts as if we had adopted in 2002 the same policies adopted in 2004 for preparation of the financial statements, in order to conform them to the 2004 presentation. We include in this offering memorandum the originally issued financial statements for December 31, 2003 and 2002 which do not reflect such reclassifications. The reclassifications, which did not change income results or shareholders' equity figures for 2002, are summarized in "Management's discussion and analysis of financial condition and results of operations."

Income statements data

(R$ million)	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
Revenues					
Sales of goods and services rendered	1,380.5	932.0	1,315.7	759.9[1]	473.4[1]
Deductions					
Sales taxes	(223.7)	(134.5)	(198.2)	(73.3)	(56.6)
Returns and discounts	(20.3)	(10.7)	(18.9)	(10.9)	(5.6)
Net revenues	**1,136.5**	**786.8**	**1,098.6**	**675.7**	**411.2**
Cost of goods sold and services rendered	(913.0)	(612.2)	(871.1)	(539.1)	(324.6)
Gross profit	**223.5**	**174.6**	**227.5**	**136.6**	**86.6**
Operating income (expenses):					
Sales	(50.5)	(39.9)	(55.4)	(44.1)	(30.3)
Administrative and general expenses	(32.6)	(26.1)	(35.3)	(28.5)[2]	(24.1)[2]
Management remuneration	(1.2)	(1.2)	(1.6)	(1.4)[2]	(1.1)[2]
Financial expenses	(31.5)	(26.8)	(39.9)	(57.8)[2]	(161.1)
Financial income	2.4	0.4	7.4	19.7[2]	106.7
Amortization of goodwill	—	(2.0)	(2.0)	(3.5)[2]	(3.5)[2]
Other operating income (expenses)	(2.0)	(1.3)	(6.6)	(1.6)	8.9
Total other operating revenues (expenses)	**(115.4)**	**(96.9)**	**(133.4)**	**(117.2)**	**(104.5)**
Operating income (loss)	**108.2**	**77.7**	**94.1**	**19.4**	**(17.9)**
Nonoperating result	(15.1)	(20.1)	(20.6)	(5.9)	6.2
Income (loss) before income and social contribution taxes and minority interest	**93.1**	**57.6**	**73.6**	**13.5**	**(11.7)**
Income and social contribution taxes					
Current	(32.7)	(9.7)	(15.3)	(13.6)	(1.2)
Deferred	(6.4)	(6.2)	(7.4)	(5.4)	(16.3)
Net income (loss) before minority interest	**54.0**	**41.7**	**50.8**	**(5.5)**	**(29.2)**
Minority interest	(0.1)	—	—	0.4	5.0
Net income (loss)	**53.9**	**41.7**	**50.8**	**(5.1)**	**(24.2)**

1 The revenues indicated in the audited financial report for the years ended 2002 and 2003 include deductions from returns and discounts, amounting to R$467.8 million and R$749.0 million, respectively.

2 These figures already contemplate the reclassification made to comply with the presentation disclosed in our financial statements issued for the year ended December 31, 2004. For additional information, see "Management's discussion and analysis of financial condition and results of operations."



Balance sheets data

(R$ million)	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
ASSETS					
Current assets	**390.2**	**359.9**	**387.7**	**187.4**	**155.9**
Cash and banks	14.3	11.4	31.5	8.2	12.5
Investments	3.0	14.6	42.4	4.4	7.3
Trade accounts receivable	170.2	142.3	122.5	64.3	61.9
Inventories	163.8	145.7	149.4	76.5[1]	47.6[1]
Tax recoverable	25.9	28.9	18.8	13.2	9.1
Deferred income and social contribution taxes	3.7	8.1	10.1	11.7	10.5
Advances to suppliers	6.0	4.2	—	—	—
Other accounts receivable	2.8	3.4	11.3	6.8[1]	5.2[1]
Prepaid expenses	0.5	1.3	1.7	2.3[1]	1.8[1]
Noncurrent assets	**79.5**	**61.6**	**67.3**	**69.5**	**81.3**
Investments	—	—	—	3.7	8.1
Trade accounts receivable	4.5	5.2	5.2	5.5	6.5
Judicial deposits	6.7	5.5	5.2	11.1	10.5
Tax recoverable	28.2	3.9	16.8	2.1	2.0
Deferred income tax	40.1	43.0	40.1	43.0	49.6
Other accounts receivable	—	4.0	—	4.1	4.6
Permanent assets	**220.1**	**164.2**	**176.2**	**174.3**	**162.1**
Investments	0.2	0.3	0.3	8.4	12.0
Property, plant and equipment	216.7	155.7	171.8	150.6[1]	132.2[1]
Deferred charges	3.2	8.2	4.1	15.3	17.9
Total assets	**689.8**	**585.7**	**631.2**	**431.2**	**399.3**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities	**284.4**	**278.9**	**344.9**	**191.8**	**154.6**
Accounts payable to suppliers	77.2	62.2	68.3	37.7	29.8
Loans and financing	72.5	84.1	88.7	73.3	61.3
Debentures	—	27.3	28.1	21.6	20.8
Advance to customers	35.4	22.7	67.5	6.1	4.7
Salaries and vacation pay	35.1	27.8	25.9	16.3	8.0
Taxes payable	28.6	13.9	13.3	2.4	2.4
Advance from third parties	—	9.0	—	—	—
Proposed dividends	—	—	16.1	—	—
Tax recovery program—REFIS	—	—	11.1	2.0	3.0
Provision for contingencies	16.0	15.0	13.8	12.8	9.7
Other accounts payable	19.6	16.9	12.1	19.6	14.9
Noncurrent liabilities	**165.0**	**113.4**	**99.9**	**87.7**	**87.6**
Loans and financing	105.6	65.9	59.0	11.6	11.7
Debentures			—	24.9	39.8
Tax recovery program—REFIS	—	12.8	0.2	14.3	16.9
Payment of taxes in installments	3.0	—	—	—	—
Payables on purchase of assets	13.9	—	—	—	—
Provision for contingencies	40.5	32.1	38.0	33.3	12.1
Other accounts payable	2.0	2.6	2.7	3.6	7.1
Minority interest	**0.2**	**0.2**	**0.2**	**0.2**	**0.5**
Shareholders' equity	**240.2**	**193.2**	**186.2**	**151.5**	**156.7**
Capital	161.5	161.5	161.5	161.5	161.5
Capital reserves	24.8	—	24.7	—	—
Accumulated income (loss)	53.9	31.7	—	(10.0)	(4.8)
Total liabilities and shareholders' equity	**689.8**	**585.7**	**631.2**	**431.2**	**399.3**

1 These figures contemplate the reclassification made to comply with the presentation disclosed in our financial statements issued for the year ended December 31, 2004. For additional information, see "Management's discussion and analysis of financial condition and results of operations."



Other operating and financial data

The table below contains our main operating data for the periods indicated:

	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
Quantities sold:					
Highway wheels[1]	1,146	1,121	1,468	1,173	935
Railway wheels[1]	15.1	17.5	24.5	27.0	29.8
Railway freight cars[2]	4,719	3,146	4,225	2,028	294
Railway castings[3]	34.6	16.7	24.1	13.2	10.0

1 In thousands of units sold.

2 In units sold.

3 In thousand tons sold.

The table below shows the reconciliation of our net income with our EBITDA, for the periods indicated:

(R$ million)	Nine-month period ended September 30, 2005	2004	Year ended December 31, 2004	2003	2002
Net income (loss)	53.9	41.7	50.8	(5.1)	(24.2)
Minority interest	0.1	—	—	(0.4)	(5.0)
Income and social contribution taxes	39.1	15.9	22.7	19.0	17.5
Non-operating result	15.1	20.1	20.6	5.9	(6.2)
Net financial expenses	29.1	26.4	32.6	38.1	54.4
Depreciation and amortization	20.0	20.3	26.7	28.4	29.0
Amortization of goodwill	—	2.0	2.0	3.5	3.5
EBITDA	157.3	126.4	155.5	89.4	68.9



Management's discussion and analysis of financial condition and results of operations

This management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited financial statements and interim financial statements subject to limited review and related notes included in this offering memorandum.

The unaudited consolidated financial statements as of and for the nine months ended September 30, 2004 and 2005, and the audited consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004, as included in this offering memorandum, have been prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. See Annex A for a description of certain differences between Brazilian GAAP and U.S. GAAP. As detailed below, in the financial statements for the years ended December 31, 2004 and 2003 included in this offering memorandum, the presentation of certain line items relating to December 31, 2003 were reclassified to conform with the presentation of our financial statements as of and for the period ended December 31, 2004. In addition, for purposes of comparison in this offering memorandum, the December 31, 2002 figures presented in the Management's discussion and analysis of financial condition and results of operations section were subject to the same reclassifications. Management's discussion and analysis of financial condition and results of operations as contained in this offering memorandum is based on the reclassified 2003 and 2002 figures.

Overview of the company

We are the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars and castings, according to our estimates based on the national production data published by the industry associations ANFAVEA, SIMEFRE and ABIFER. In the first nine months of 2005, our net revenues were R$1,136.5 million, our EBITDA was R$157.3 million and our EBITDA margin was 13.8% (see definition and reconciliation of EBITDA margin on page 49). In 2004, our net revenues totaled R$1,098.6 million, our EBITDA was R$155.5 million and our EBITDA margin was 14.2%. We currently have more than 8,700 employees, in six industrial plants in the States of São Paulo, Minas Gerais and Rio de Janeiro.

We operate in the business of wheels and frames for commercial vehicles through our Wheels and Frames Division. We believe that, for the first nine months of 2005, this division held an approximate share of 59% of the Brazilian market of wheels for trucks, buses and agriculture machinery, and 70% of the Brazilian market for frames and stamped structural components for trucks, buses and light commercial vehicles, in number of units produced. Through our Automotive Components Division we also operate in the business of auto parts for passenger vehicles, with our products including brake levers, pedal sets, door locks and door handles. Both divisions are part of our controlled company Maxion Sistemas Automotivos, which accounted for approximately 62% of our consolidated net revenues in the nine month period ended September 30, 2005.

We operate in the business of railway equipment through Amsted-Maxion Equipamentos Ferroviários, a *joint venture*, established in February 2000 between Iochpe-Maxion and Amsted Industries and in which we hold 50% of the voting and total capital. Amsted Industries is the leading U.S. manufacturer of railway castings, more specifically freight car wheels, trucks and coupling systems. For the first nine months of 2005, we believe Amsted-Maxion held approximately 80% of the Brazilian market of railway freight cars and 80% of the Brazilian market of railway castings, in number of units produced. That company accounted for approximately 38% of our consolidated net revenues for the nine months period ended September 30, 2005.



Our products are sold in more than 40 countries in 5 continents, particularly the United States of America, Venezuela, Argentina, Canada and Italy, which together accounted for 80% of our exports in the first nine months of 2005. In this period, our exports reached U.S.$69.7 million (representing approximately 16% of our net revenues), a 107% increase against the same period of 2004, when we recorded exports of U.S.$33.6 million. In 2004, our exports reached U.S.$47.3 million, a 42% increase against 2003 and a 95% increase against 2002.

Brazilian macroeconomic scenario

The evolution of our business is usually related to the general evolution of the Brazilian economy.

After 2000, a year when Brazil's GDP grew 4.4%, the period 2001 to 2003 was characterized by low growth rates and high volatility of basic economic indicators, such as inflation, interest and foreign exchange rates. This situation of low growth of the Brazilian economy resulted from both internal and external aspects, including:

- the crisis in the electric power sector in 2001 and the measures adopted by the Federal Government to reduce consumption of electric power;
- uncertainties associated with the future political and economic environment in Brazil before and immediately after the presidential elections of October 2002;
- the impact of the war in Iraq and the devaluation of the U.S. dollar against other currencies; and
- the increase in oil prices.

In 2003 the current Government continued the macroeconomic policy of the previous government, focusing on fiscal management and the creation of a favorable environment for recovering previous levels of economic growth, despite the increases in interest rates established by the Central Bank of Brazil. As a result, in 2004 the Brazilian economy had favorable performance, evidenced by the following indicators:

- the GDP's growth was 4.9%;
- the public sector's primary surplus was 4.6% of the GDP;
- the highest trade surplus in Brazilian history, U.S.$ 34.0 billion;
- inflation measured by the Broad Consumer Price Index (IPCA) was 7.6%;
- the *real's* appreciation against the U.S. dollar was 8.8%; and
- the ratio between the public debt and the GDP decreased to 51.8% in December 2004 from 57.5% in December 2003.

In September 2004 the Central Bank adopted a policy of increasing the basic interest rate for the Brazilian banking system ("SELIC") because the inflation indicators were not converging towards the targets defined for 2005. During 2005, the SELIC rate was kept at high levels, reaching the peak of 19.75% per annum on May 19, 2005. The effects of this high level of interest rates have already influenced economic activity, which has grown at lower rates as compared to 2004. In the last months of 2005, however, the Central Bank of Brazil initiated a policy of reducing the SELIC, which currently is at 18.00% per annum.



The table below shows data regarding real GDP growth, inflation, interest rates and the foreign exchange rates for the periods indicated below:

	September 30,			December 31,
	2005	2004	2003	2002
	(in %, except where otherwise indicated)			
Real GDP growth	2.6	4.9	0.6	1.9
IGP-M (General Market Price Index)	0.2	12.4	8.6	25.3
IPCA (Broad Consumer Price Index)	4.0	7.6	9.2	9.2
TJLP (Long-Term Interest Rate)	9.75	9.75	11.00	10.00
CDI (Interbank Deposit Certificate) Rate	19.5	16.2	16.8	22.9
Exchange Rate at the end of the period—U.S.$1.00	R$2.2222	R$2.6544	R$2.8892	R$3.5333
Average Exchange Rate—U.S.$1.00[1]	R$2.5017	R$2.9260	R$3.0773	R$2.9212

Sources: IBGE (Brazilian Geography and Statistics Institute), FGV (Getúlio Vargas Foundation), BACEN (Central Bank) and *Bloomberg*.

1 Represents the average daily exchange rates throughout the period.

Effects on the auto parts and railway equipment industries and on our results

The auto parts and railway equipment industries are affected by the economic environment of Brazil, the world and specific related industries.

Our operating results can be directly affected by the following factors, among others:

- the variation in prices of our raw materials and inputs, particularly steel and electric power;
- the economic environments of Brazil and the rest of world (particularly the United States);
- inflation and the resulting influence on our main costs, particularly salaries and electric power;
- the performance of the Brazilian GDP and the resulting influence on the transportation of cargo;
- the performance of interest rates, and their influence on the level of economic activity generally and, in particular, due to their influence on incentives for fleet renewals and new investments in auto and railway related infrastructures;
- the performance of exchange rates and their influence on our competitiveness in the international market;
- the levels of production and demand for commercial vehicles (trucks, buses and light commercial vehicles) and agriculture machinery;
- the performance of the domestic agriculture industry and its influence on the level of demand for agriculture equipment and for highway and railway transportation;
- the performance of the domestic steel and mining industries and their influence on the demand for railway transportation; and
- the performance of the U.S. railway market and its influence on the demand for railway castings.



Critical accounting policies and estimates

The critical accounting policies and estimates are defined as those that reflect significant judgments and uncertainties, which potentially result in materially different conclusions under different assumptions and conditions. For a more detailed discussion of these and other accounting policies, see the notes to our audited consolidated financial statements

Accounting estimates

In the preparation of financial statements in accordance with Brazilian GAAP, management uses its own judgment in determining and recording accounting estimates. Significant assets and liabilities subject to such estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories and deferred tax assets, provision for contingencies and valuation of financial instruments. Settlement of transactions involving such estimates may result in amounts different from the estimates due to the lack of precision of their determination process. We review our estimates and assumptions at least on a quarterly basis.

Allowance for doubtful accounts

We establish provisions for doubtful accounts based on our management's estimate of probable losses on the realization of receivables in light of historical payment default rates. This process requires a certain degree of discretion by our management given the uncertainty of the assumptions involved, such as the financial situation of our debtors, and commercial and economic trends. In case the value of our estimated provisions for doubtful accounts differs from the amounts not actually collected, additional provisions may be required.

Inventories

Our inventories are valued at the average cost of acquisition or production, which does not exceed the market value. The cost of our inventories includes expenditures incurred as a result of acquisition, transportation and storage of that product. In the case of finished products and work in progress inventories, the cost includes a share of the overall manufacturing overhead based on normal operating capacity.

Impairment, depreciation and amortization of property, plant and equipment

We periodically assess the need to perform impairment tests of long-lived assets (or asset groups) based on various indicators such as the level of our business profitability and technological developments. When necessary, upon the occurrence of any negative triggering event such as a significant loss in market value of a property, plant and equipment or significant adverse change in the extent or manner in which a long-lived asset is being used, cash flow studies are prepared to determine if the accounting value of the property, plant and equipment is recoverable through the profitability resulting from our business. In order to estimate future cash flows, we make various assumptions and estimates. These assumptions and estimates can be influenced by different external and internal factors, such as economic and industry trends, interest rates, foreign exchange rates, changes in our business strategies and in the type of products offered to the market.

Under Brazilian GAAP, we recognize expenses related to the depreciation and amortization of our property, plant and equipment based on the straight-line method. The useful life of assets is reviewed periodically based on existing facts and circumstances. The determination of useful lives requires considerable judgment and is inherently uncertain, due to changes in technology and industry competition, which could cause early obsolescence of the property, plant and equipment. If we are required to materially change the assumptions used, our depreciation expense, obsolescence write-off and the net book value of our property, plant and equipment could be materially different.

Provision for contingencies

We recognize a contingency on our balance sheet when we have a legal or constructive obligation that results from a past event and when it is probable that financial resources will be required to settle the obligation. The provisions are recorded based on the best estimates of the risk involved, in accordance with the opinions of our external and internal attorneys and consultants. Even though our management believes that our provisions are presently adequate, the establishment of provisions for judicial proceedings may involve estimates that can result in final amounts being different than the provisions as a result of uncertainties that are inherent to the establishment of the provisions.

Deferred income and social contribution taxes

Deferred assets that derive from carryforward tax losses, negative social contribution base and temporary differences in accordance with CVM Instruction No. 371, of June 27, 2002 and take into consideration, based on a technical feasibility study past profitability and the expectation of future taxable income.

Accumulated losses and negative social contribution bases for Maxion Componentes Estruturais and Iochpe-Maxion have not been deferred, because they do not meet the conditions required by CVM Instruction No. 371, of June 27, 2002.

The completion of these transactions may involve estimates that can result in different amounts of deferred income tax and social contribution, as a result of uncertainties that are inherent to the establishment of the provisions.

Reclassifications related to the financial statements for the year ended December 31, 2003

As indicated in our financial statements for the year ended December 31, 2004, the form of presentation of certain line items relating to December 31, 2003 were subject to reclassification, in order to improve the disclosure of information to the readers of our financial statements and make the amounts comparative to the 2004 presentation.

The financial statements for the year ended December 31, 2004 present 2003 reclassified comparative information. We also include in this offering memorandum the originally issued financial statements for December 31, 2003 and 2002 which do not reflect such reclassifications. The reclassifications, which did not change income results or shareholders' equity figures for 2003, are summarized below.

Inventories and property, plant and equipment

The balance relating to maintenance materials for machines and equipment, totaling R$10,260 thousand which in December 31, 2003 was classified as inventories in current assets, has been reclassified to property, plant and equipment in permanent assets. The balance relating to ongoing imports, in the amount of R$32 thousand which in December 31, 2003 was classified as other accounts receivable, was reclassified to inventories.

Other accounts receivable

The balance recorded in December 31, 2003 as "Other," in the amount of R$9,079 thousand was reclassified in its entirety to: (i) prepaid expenses—R$2,326 thousand (ii) ongoing imports—R$32 thousand and (iii) other accounts receivable—R$6,721 thousand.

Financial expenses and income

The expenses relating to foreign exchange variation, which were presented in the income statement for the period ended December 31, 2003 as deductions from financial income, have been reclassified as "Financial expenses," as shown below:

(in thousands of R$)	Financial Income	Financial Expenses
Financial statements for the years ended December 31, 2003 and 2002	7,871	(46,013)
Foreign exchange variation expense from affiliated company abroad	8,892	(8,892)
Interest hedge without cash from affiliated company abroad	2,921	(2,921)
Financial statements for the years ended December 31, 2004 and 2003 (reclassified for 2003)	19,684	(57,826)

General and administrative expenses

The "General and administrative expenses" relating to the year ended December 31, 2003 were reclassified as follows:

(in thousands of R$)	General and administrative expenses	Management remuneration	Amortization of goodwill
Financial statements for the years ended December 31, 2003 and 2002	33,343	—	—
Management remuneration	(1,432)	1,432	—
Amortization of goodwill	(3,457)	—	3,457
Financial statements for the years ended December 31, 2004 and 2003 (reclassified for 2003)	28,455	1,432	3,457

Reclassifications relative to the financial statements for the year ended December 31, 2002

For purposes of comparison of our financial data presented in this offering memorandum, we reclassified the 2002 amounts as if we had adopted in 2002 the same policies adopted in 2004 for preparation of the financial statements, in order to conform them to the 2004 presentation. We include in this offering memorandum the originally issued financial statements for December 31, 2003 and 2002 which do not reflect such reclassifications. The reclassifications, which did not change income results or shareholders' equity figures for 2002, are summarized below.

Inventories and property, plant and equipment

The balance relating to maintenance inventory for machines and equipment, totaling R$7,751 thousand which in December 31, 2002 was classified as inventories in current assets, would have been reclassified to property, plant and equipment in permanent assets.

Other accounts receivable

The balance recorded in December 31, 2002 as other accounts receivable, in the amount of R$6,952 thousand would have been reclassified in its entirety to: (i) prepaid expenses—R$1,782 thousand and (ii) other accounts receivable—R$5,170 thousand.

General and administrative expenses

The expenses under "General and administrative expenses" relating to the year ended December 31, 2002 would have been reclassified as follows:

(in thousands of R$)	General and Administrative Expenses	Management Remuneration	Amortization of goodwill
Balance presented	28,712	—	—
Management remuneration	(1,138)	1,138	—
Amortization of goodwill	(3,457)	—	3,457
Reclassified balance	24,117	1,138	3,457

Results

NINE MONTHS ENDED SEPTEMBER 30, 2005 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2004 (UNAUDITED)

Net revenues

Our consolidated net revenues, resulting from sale of goods and services rendered, totaled R$1,136.5 million in the first nine months of 2005, representing an increase of 44.4% over the same period in the previous year, when our net revenues totaled R$786.8 million. This increase in our net revenues is mainly a result of the increase in volumes sold due to an expansion of the domestic market for railway equipment and of the Brazilian production of commercial vehicles, driven by the exports of automakers and by the growth of exports of railway equipment and industrial castings.

Wheels and Frames Division: Our Wheels and Frames Division recorded net revenues of R$627.9 million in the first nine months of 2005 (which represented 55% of our consolidated net revenues for the period), representing an increase of 39.6% in relation to the same period of the previous year, when this division's net revenues totaled R$449.8 million. This increase was due to an expansion of the domestic production of buses, trucks and light commercial vehicles, which was driven by the growth of exports of vehicle manufacturers. On the other hand, the domestic production of agriculture machinery decreased, which affected our wheels sales to this industry.

Amsted-Maxion: Amsted-Maxion recorded net revenues of R$871.6 million in the first nine months of 2005 (which represented 38% of our consolidated net revenues for the period with a consolidation of 50% of the net revenues of Amsted-Maxion, or R$435.8 million), representing an increase of 88.0% in relation to the same period of the previous year, when this division's net revenues totaled R$463.5 million. This increase resulted from the strong growth in exports of railway equipment and industrial castings and of the domestic market for railway equipment.

Automotive Components Division: Our Automotive Components Division recorded net revenues of R$72.8 million in the first nine months of 2005 (which represented 7% of our consolidated net revenues for the period), representing a decrease of 30.9% in relation to the same period in the previous year, when this division's net revenues totaled R$105.3 million. This decrease was due to the sale of assets related to the window mechanism business, which represented 51% of the net revenues of this division in the first nine months of 2004.

The table below shows the net revenues by business unit, in the domestic and foreign markets, for the period of nine months ended September 30, 2005 and 2004 (in millions of R$):

Business Unit	Market	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Variation (%)
	Domestic	543.7	379.8	43.2
Wheels and Frames Division	Foreign	84.2	70.0	20.3
	Subtotal	627.9	449.8	39.6
	Domestic	72.3	104.7	(30.9)
Automotive Components Division	Foreign	0.5	0.6	(16.7)
	Subtotal	72.8	105.3	(30.9)
	Domestic	686.9	405.6	69.4
Amsted-Maxion	Foreign	184.7	57.9	219.0
	Subtotal	871.6	463.5	88.0
(-) Consolidation adjustments: 50% of	Domestic	(343.5)	(202.8)	
Amsted-Maxion	Foreign	(92.4)	(29.0)	
	Subtotal	(435.8)	(231.8)	
	Domestic	959.5	687.3	39.6
Consolidated	Foreign	177.1	99.5	77.9
	Total	1,136.5	786.8	44.4

Cost of goods sold

Cost of goods sold (which represented 80.3% of our consolidated net revenues) totaled R$913.0 million in the first nine months of 2005, an increase of 49.1% over the R$612.2 million (which represented 77.8% of our consolidated net revenues) in the same period in 2004. The main factor

for this increase was the increase in sales of wheels, frames and railway freight cars and equipment, which affected the total quantity of raw materials consumed, in addition to the increase in the cost of our principal raw materials.

Our cost of goods sold consists of (i) salaries, (ii) raw materials and inputs, and (iii) depreciation, amortization and maintenance expenses. In the first nine months of 2005, (i) salaries, (ii) raw materials and inputs, and (iii) depreciation, amortization and maintenance expenses represented, respectively, 16%, 78% and 6% of our total cost of goods sold, against 20%, 74% and 6%, respectively, for the same period in 2004. The main raw materials and inputs we used in the first nine months of 2005 were, in order of relevance, plain steel, scrap, liquid steel, cast parts and railway brakes. For more information on our raw materials and inputs, see "Business—Raw materials and other inputs."

Gross profit

Our gross profit totaled R$223.5 million in the first nine months of 2005, representing an increase of 28.0% against the same period of 2004, when our gross profit totaled R$174.6 million. Our gross margin was 19.7% in the first nine months of 2005, against 22.2% for the same period in 2004. The decrease of 2.5 percentage points in gross margin derives mainly from loss of margin in exports, due to the appreciation of the *real* against the U.S. dollar (average exchange rate of R$2.5017 in the first nine months of 2005, against R$2.9727 for the same period in 2004).

Operating expenses

Our operating expenses in the first nine months of 2005 totaled R$86.2 million, an increase of 22.4% in relation to the same period in 2004, when our operating expenses amounted to R$70.5 million. Operating expenses represented 7.6% of our net revenues in the first nine months of 2005, against 9.0% in the same period in 2004. The increase in absolute figures when compared to 2004 was due to an increase in sales, which raised our selling expenses, and due to salary increases deriving from collective bargaining agreements. On the other hand, our expenses as a percentage of our net revenues decreased mainly due to absorption of revenues growth by fixed costs.

Our operating expenses consist mainly of salaries, commissions, freight and royalties. In the first nine months of 2005 these expenses represented, respectively, 24%, 13%, 30% and 5% of our total operating expenses, against 20%, 7%, 30% and 6%, respectively, in relation to the same period last year.

Other operating expenses in the first nine months of 2005 amounted to R$2.0 million, an increase of 53.85% compared to R$1.3 million in the same period of the prior year, due mostly to provisions for tax contingencies.

Net financial expense

Our net financial expense totaled R$29.1 million in the first nine months of 2005, an increase of 10.3% in relation to the same period in 2004, when our net financial expenses amounted to R$26.4 million. This net financial expense was reduced by the foreign exchange appreciation of assets and liabilities denominated in foreign currency, amounting to R$2.6 million (negative effect of R$0.2 million in 2004), and was impacted by the increase in net debt, which increased from R$151.3 million in September 2004 to R$160.8 million in September 2005.

The table below shows the breakdown of our net financial income (expenses) for the periods of nine months ended September 30, 2005 and 2004:

(R$ million)	Period of Nine Months Ended September 30, 2005	2004	Variation (%)
Financial Income	2.4	0.4	488.0
Financial Expenses	(31.6)	(26.8)	17.6
Total	**(29.1)**	**(26.4)**	**10.3**

Non-operating result

In the first nine months of 2005, the non-operating result was negative in the amount of R$15.1 million, due to expenses and provisions originated from discontinued business, against a negative result of R$20.1 million in the same period of 2004, the main component of which was the write-off of goodwill, due to the corporate and operational restructuring implemented in the third quarter of that year. For more information, see "Business—Corporate structure."

Income and social contribution taxes

Income tax amounted to R$28.7 million and social contribution to R$10.4 million in the first nine months of 2005, totaling R$39.1 million, representing an increase of 145.9% in relation to the same period of 2004, when income and social contribution taxes totaled R$6.4 million and R$9.5 million, respectively. Income and social contribution taxes for the first nine months of 2004 were reduced by R$13.6 million due to the recognition of deferred income tax and use of tax losses that resulted from the corporate and operational restructuring implemented in the third quarter of that year. For more information, see "Business—Corporate structure."

Net income (loss)

In the first nine months of 2005 our net income totaled R$53.9 million, an increase of 29.4% in relation to the net income of R$41.7 million in the same period in 2004. This increase resulted from the variations described above.

EBITDA

Our EBITDA in the first nine months of 2005 totaled R$157.3 million, an increase of 24.4% in relation to the amount earned in the same period of the previous year, which was of R$126.4 million. This increase resulted from the variations described above. Our EBITDA margin was 13.8% in the first nine months of 2005, a decrease compared to the same period of 2004, when our EBITDA margin was 16.1%.

The table below shows the evolution of our EBITDA in the first nine months of 2005 and 2004:

(R$ million)	Period of Nine Months Ended September 30, 2005	2004	Variation (%)
Net income (loss)	53.9	41.7	29.4
Minority interests	0.1	—	612.5
Income and social contribution taxes	39.1	15.9	145.9
Non-operating result	15.1	20.1	(25.0)
Net financial expenses	29.1	26.4	10.3
Depreciation and amortization	20.0	20.3	(1.5)
Amortization of goodwill	—	2.0	(100.0)
EBITDA[1]	**157.3**	**126.4**	**24.4**

1 EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with Brazilian GAAP or as a measure of a company's profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.

The table below shows the evolution of our EBITDA margin in the first nine months of 2005 and 2004

	Period of Nine Months Ended September 30 2005	2004	Variation (%)
Total revenues	1,136.5	786.8	44.4
EBITDA	157.3	126.4	24.4
EBITDA margin	**13.8%**	**16.1%**	**(14.2)**

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003 (RECLASSIFIED AS PREVIOUSLY DESCRIBED)

Net revenues

Our consolidated net revenues totaled R$1,098.6 million in 2004, an increase of 62.6% in relation to the previous year, when our consolidated net revenues totaled R$675.7 million. This increase in our net revenues was mainly a result of the increase in the volumes sold due to our growth in all of our segments in the domestic market, especially the railway equipment, trucks and light commercial vehicles markets, as well as an increase in exports.

Wheels and Frames Division: Our Wheels and Frames Division recorded net revenues of R$626.4 million in 2004 (which represented 57% of our consolidated net revenues for the year), representing an increase of 57.7% in relation to the previous year, when this division's net revenues totaled R$397.3 million. This increase was a result of the increase in the domestic production of vehicles, reflecting the strong increase of sales to the domestic market.

Amsted-Maxion: Amsted-Maxion recorded consolidated net revenues in 2004 of R$645.5 million (which represented 29% of our consolidated net revenues for the year with a consolidation of 50% of the net revenues of Amsted-Maxion, or R$322.75 million), representing an increase of 96.7% in relation to the previous year, when this division's net revenues totaled R$328.1 million. This increase resulted from the strong demand for railway freight cars, which made us open two additional industrial units in the State of São Paulo, one in Osasco and another one in Hortolândia.

Automotive Components Division: Our Automotive Components Division recorded net revenues in 2004 of R$149.5 million (which represented 14% of our consolidated net revenues for the year), representing an increase of 30.8% in relation to the previous year, when this division's net revenues totaled R$114.3 million. This increase resulted from the growth of domestic production of passenger vehicles.

The table below shows the net revenues by segment in the domestic and foreign markets, for the years ended December 31, 2004 and 2003 (in millions of R$):

Business Unit	Market	2004	2003	Variation (%)
Wheels and Frames Division	Domestic	526.9	323.8	62.7%
	Foreign	99.5	73.5	35.4%
	Subtotal	626.4	397.3	57.7%
Automotive Components Division	Domestic	148.9	113.9	30.7%
	Foreign	0.6	0.4	50.0%
	Subtotal	149.5	114.3	30.8%
Amsted-Maxion	Domestic	557.4	274.5	103.1%
	Foreign	88.1	53.6	64.4%
	Subtotal	645.5	328.1	96.7%
(-) Consolidation adjustments: 50% of Amsted-Maxion	Domestic	(278.7)	(137.3)	
	Foreign	(44.1)	(26.8)	
	Subtotal	(322.8)	(164.1)	
Consolidated	Domestic	954.5	575.0	66.0%
	Foreign	144.1	100.7	43.1%
	Total	1,098.6	675.7	62.6%

Cost of goods sold

Our cost of goods sold (which represented 79.3% of our consolidated net revenues) totaled R$871.1 million in 2004, representing an increase of 61.6% in relation to the cost of R$539.1 million (which represented 79.8% of our consolidated net revenues) in 2003. The increase in the absolute figures of cost of goods sold resulted from strong growth in sales, which affected total consumption of raw materials.

Our cost of goods sold consists of (i) salaries, (ii) raw materials and inputs, and (iii) depreciation, amortization and maintenance expenses. In 2004 (i) salaries, (ii) raw materials and inputs, and (iii) depreciation, amortization and maintenance expenses represented, respectively, 20%, 74% and 6% of our total cost of goods sold, against 19%, 73% and 8%, respectively, in 2003. The main raw materials and inputs we used in 2004 were, in order of relevance, plain steel, scrap, liquid steel, cast parts and railway brakes. For more information on our raw materials and inputs, see "Business—Raw materials and other inputs".

Gross profit

Our gross profit totaled R$227.5 million in 2004, representing an increase of 66.6% in relation to 2003, when our gross profit totaled R$136.6 million. Our gross margin was 20.7% in 2004 against 20.2% in 2003. The increase of 0.5% in the gross margin resulted from the improved apportionment of fixed costs due to the strong growth in volume, partially offset by the negative effect of strong increases in prices of raw materials that were not fully transferred to selling prices, in addition to the effects of the appreciation of the *real* against the U.S. dollar.



Operating expenses

Our operating expenses in 2004 amounted to R$100.8 million, an increase of 27.5% in relation to 2003, when our operating expenses amounted to R$79.1 million. This growth resulted from the increase in variable selling expenses, particularly freight, commissions and royalties. In 2004 operating expenses represented 9.2% of our net revenues, against 11.7% in 2003, a decrease that is mainly explained by the absorption of revenues growth by fixed costs.

Our operating expenses consist mainly of salaries, commissions, freight and royalties. In 2004, these expenses represented, respectively, 21%, 7%, 29% and 5% of our total operating expenses, against 20%, 7%, 31% and 2%, respectively, in 2003.

Other operating expenses in 2004 totaled R$6.6 million, compared to expenses of R$1.6 million in 2003, mainly resulting from increases in the provision for tax contingencies.

Net financial expense

Our net financial expense totaled R$32.6 million in 2004, a decrease of 14.6%, if compared to the amount of R$38.1 million for 2003. Net financial expense was reduced by the foreign exchange appreciation of assets and liabilities denominated in foreign currency, in the amount of R$3.3 million, and was impacted by the reduction of our net debt (from R$115.0 million in 2003 to R$101.9 million in 2004) and of our average funding cost.

The table below shows the breakdown of our net financial income (expenses) for the years ended December 31, 2004 and 2003:

	Year ended December 31,		
(R$ million)	2004	2003[1]	Variation (%)
Financial Income	7.4	19.7	(62.6)
Financial Expenses	(39.9)	(57.8)	(30.9)
Total	(32.6)	(38.1)	(14.6)

1 Our financial income and expenses for the year ended 2003 were reclassified.

Non-operating result

In 2004, our non-operating result was negative in the amount of R$20.6 million, against a negative result of R$5.9 million in 2003, mostly due to the total amortization of the goodwill in the amount of R$10.7 million of Maxion Sistemas Automotivos in the course of the third quarter of 2004, as a result of our corporate and operational restructuring (see "Business—Corporate structure"). In 2003, amortization of goodwill was subject to a 5-year amortization schedule and therefore was recorded under administrative expenses. Other important items were the adjustments in assets and expenses of discontinued businesses.

Income and social contribution taxes

Income tax amounted to R$11.3 million and social contribution to R$11.4 million in 2004, totaling R$22.7 million, representing an increase of 19.8% in relation to the previous year, when income and social contribution taxes amounted to R$13.8 million and R$5.2 million, respectively, totaling R$19.0 million. The increase resulted from the corporate restructuring, in which deferred income and social contribution taxes were recognized in the amount of R$13.6 million in the course of the third quarter of 2004 (see "Business—Corporate structure").

Net income (loss)

Our net income totaled R$50.8 million in 2004, against a loss of R$5.1 million in 2003. This increase resulted from the variations described above.



EBITDA

Our EBITDA in 2004 totaled R$155.5 million, an increase of 74% in relation to the amount in the previous year, which was R$89.4 million. This increase resulted from the variations described above. Our EBITDA margin was 14.2% in December 31, 2004, an increase compared to the year ended in 2003, when our EBITDA margin was 13.2%.

The table below shows the evolution of our EBITDA in the years ended December 31, 2004 and 2003:

	Year ended December 31,		
(R$ million)	2004	2003	Variation (%)
Net income (loss)	50.8	(5.1)	n.m.
Minority interests	—	(0.4)	n.m.
Income and social contribution taxes	22.7	19.0	19.8
Non-operating result	20.6	5.9	250.8
Net financial expenses	32.6	38.1	(14.6)
Depreciation and amortization	26.7	28.4	(5.8)
Amortization of goodwill	2.0	3.5	(41.7)
EBITDA[1]	**155.5**	**89.4**	**74.0**

1 EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with Brazilian GAAP or as a measure of a company's profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.

The table below shows the evolution of our EBITDA margin in the years ended December 31, 2004 and 2003:

	Year Ended		Variation
	2004	2003	(%)
Total revenues	1,098.6	675.7	62.6
EBITDA	155.5	89.4	73.9
EBITDA margin	14.2	13.2	0.8

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Net revenues

Our consolidated net revenues totaled R$675.7 million in 2003, an increase of 64.3% in relation to the previous year, when our net revenues were R$411.2 million. This increase in our net revenues resulted from the strong growth of the railway equipment industry in Brazil, coupled with considerable expansion of the Brazilian production of commercial vehicles, as well as the increase in our exports.

Wheels and Frames Division: Our Wheels and Frames Division recorded net revenues of R$397.2 million in 2003 (which represented 59% of our consolidated net revenues for the year), representing an increase of 65.1% in relation to the previous year, when this division's net revenues totaled R$240.7 million. This increase was due to new businesses and the growth in exports, especially because of the recovery of the Argentine market for wheels and the growth of the volume of wheels exported to non-traditional markets such as South Africa.

Amsted-Maxion: Amsted-Maxion recorded net revenues of R$328.1 million in 2003 (which represented 24% of our consolidated net revenues for the year with a consolidation of 50% of the net revenues of Amsted-Maxion, or 169.05 million), representing an increase of 172.5% in relation to the previous year, when this division's net revenues totaled R$120.4 million. This

increase resulted from the strong growth of domestic demand for railway freight cars. In order to meet this new level of demand, two additional industrial units were leased during 2003 in the State of São Paulo, one in Osasco and another one in Hortolândia, raising our annual production capacity to more than 5,000 railway freight cars and its castings such as bogies and couplings, sufficient to meet the demands of the domestic and foreign markets at that time.

Automotive Components Division: Our Automotive Components Division recorded net revenues in 2003 of R$114.3 million (which represented 17.0% of our consolidated net revenues), representing an increase of 3.6% in relation to 2002, when this division's net revenues totaled R$110.3 million. The main factors for this increase were growth above the market average for Ford's Fiesta/Ecosport platform, for which we are the exclusive providers of the window mechanisms, as well as for the sale of desmodronic key assemblies for Volkswagen, initiated in 2003.

The table below shows the net revenues by segment in the domestic and foreign markets, for the years ended December 31, 2003 and 2002 (in millions of R$):

Business Unit	Market	2003	2002	Variation (%)
Wheels and Frames Division	Domestic	323.8	188.6	71.7
	Foreign	73.5	52.1	41.1
	Subtotal	397.3	240.7	65.1
Automotive Components Division	Domestic	113.9	110.1	3.5
	Foreign	0.4	0.2	100.0
	Subtotal	114.3	110.3	3.6
Amsted-Maxion	Domestic	274.5	75.8	262.1
	Foreign	53.6	44.6	20.2
	Subtotal	328.1	120.4	172.5
(-) Consolidation adjustments: 50% of Amsted-Maxion	Domestic	(137.3)	(37.9)	
	Foreign	(26.8)	(22.3)	
	Subtotal	(164.1)	(60.2)	
Consolidated	Domestic	**575.0**	**336.6**	**70.8**
	Foreign	**100.7**	**74.6**	**35.0**
	Total	**675.7**	**411.2**	**64.3**

Cost of goods sold

Our cost of goods sold (which represented 79.8% of our consolidated net revenues) totaled R$539.1 million in 2003, an increase of 66.1% against R$324.6 million in 2002 (which represented 78.9% of our consolidated net revenues). The increase in cost of goods sold resulted from the increase of volume of goods sold and the growth of sales.

Our cost of goods sold consists of (i) salaries, (ii) raw materials and inputs, and (iii) depreciation, amortization and maintenance expenses. In 2003 (i) salaries, (ii) raw materials and inputs, and (iii) depreciation, amortization and maintenance expenses represented, respectively, 19%, 73% and 8% of our total cost of goods sold, against 23%, 66% and 11% in 2002, respectively. The main raw materials and inputs we used in 2003 were, in order of relevance, plain steel, scrap, liquid steel, cast parts and railway brakes. For more information on our raw materials and inputs, see "Business—Raw materials and other inputs".

Gross profit

Our gross profit totaled R$136.6 million in 2003, representing an increase of 57.7% in relation to R$86.6 million in 2002. Our gross margin totaled 20.2% in 2003, against 21.1% in 2002. This decrease in margin was due to a loss of profitability in exports, resulting from the appreciation of the *real* in the course of the year and from the strong pressure on the costs of raw materials, inputs, public utilities rates and salaries.

Operating expenses

Our operating expenses in 2003 amounted to R$79.1 million, representing an increase of 57.5% in relation to operating expenses in 2002, in the amount of R$50.2 million. Operating expenses corresponded to 11.7% of our net revenues in 2003, against 12.2% in 2002. This increase resulted from the growth in variable selling expenses, particularly freight, commissions and royalties for exports, and from the increase in salaries and related charges. On the other hand, our operating expenses, as a percentage of our net revenues, decreased mainly due to the absorption of revenues growth by fixed costs.

Our operating expenses consist mainly of salaries, commissions, freight and royalties. In 2003, these expenses represented, respectively, 20%, 7%, 31% and 2% of our total operating expenses, against 24%, 5%, 36% and 3% in 2002, respectively.

Other operating expenses in 2003 totaled R$1.6 million, in comparison to R$8.9 million in 2002, due to reversal of provisions for legal proceedings that were concluded in that year.

Net financial expense

Our net financial expense totaled R$38.1 million in 2003, a decrease of 29.8% in relation to the R$54.4 million totaled in the previous year. This decrease of net financial expense was due to the foreign exchange variation on assets and liabilities denominated in foreign currency, in the amount of R$4.0 million (as opposed to a negative effect of R$14.0 million in 2002), and the increase of the net debt in 2003 from R$105.7 million in 2002 to R$115.0 million in 2003.

The decreases of 81.5% in financial income and of 64.1% in financial expenses, in the comparison between 2003 and 2002, is also due to the fact that in 2002 we kept investments indexed to the U.S. dollar to meet the payment of debt in that year, totaling U.S.$50.0 million.

The table below shows the breakdown of our net financial income (expenses) for the years ended December 31, 2003 and 2002:

	Year ended December 31,		
(R$ million)	2003[1]	2002	Variation (%)
Financial Income	19.7	106.7	(81.5)
Financial Expenses	(57.8)	(161.1)	(64.1)
Total	(38.1)	(54.4)	(29.8)

1 Our net revenues and expenses for the year ended in 2003 were reclassified.

Non-operating result

In 2003, our non-operating result was negative in the amount of R$5.9 million, due to the accrual of provisions for potentially unrealizable assets. The result in 2002 was positive in the amount of R$6.2 million, mainly due to the positive results of R$10.0 million from the sale of our investment in Maxion Nacam Ltda.

Income and social contribution taxes

Income tax amounted to R$13.8 million and social contribution to R$5.2 million in 2003, totaling R$19.0 million, against a total of R$17.5 million for 2002. This high taxation resulted from the recognition of temporary differences and the fact that each one of the companies controlled by us has its taxes assessed in a segregated manner, in a way that the loss of one company cannot be used to offset the profits of another.

Net income (loss)

In 2003, the loss was R$5.1 million, less than the loss of R$24.2 million in 2002, due to the variations described above.

EBITDA

Our EBITDA in 2003 totaled R$89.4 million, an increase of 29.8% in relation to the previous year, which was R$68.9 million. This increase resulted from the variations described above. Our EBITDA margin was 13.2% in December 31, 2003, a decrease compared to the year ended in 2002, when our EBITDA margin was 16.8%.

The table below shows the evolution of our EBITDA in the years ended December 31, 2003 and 2002:

(R$ million)	Year ended December 31, 2003	2002	Variation (%)
Net income (loss)	(5.1)	(24.2)	78.9
Minority interests	(0.4)	(5.0)	92.0
Income and social contribution taxes	19.0	17.5	8.4
Non-operating result	5.9	(6.2)	n.m.
Net financial expenses	38.1	54.4	(29.8)
Depreciation and amortization	28.4	29.0	(2.2)
Amortization of goodwill	3.5	3.5	0.0
EBITDA[1]	**89.4**	**68.9**	**29.8**

1 EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with Brazilian GAAP or as a measure of a company's profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.

The table below shows the evolution of our EBITDA margin in the years ended December 31, 2003 and 2002

	Year Ended 2003	2002	Variation (%)
Total revenues	675.7	411.2	64.3
EBITDA	89.4	68.9	29.7
EBITDA margin	13.2	13.2	0

Liquidity and capital resources

We finance our operating activities and investments mainly through cash generated by our operations and loans secured with financial institutions. On September 30, 2005 we had R$17.3 million in cash and short-term investments.

Our principal cash requirements include:

- investments;
- working capital;

- interest on debts;
- debt repayments; and
- payment of dividends.

Cash flow

We only started preparing a statement of cash flow for our operations with the preparation of our financial statements for the year ended December 31, 2004.

Operating activities

Cash generated by our operating activities totaled R$1.5 million in the first nine months of 2005, in comparison to R$11.9 million for the same period in 2004. The decrease was due to the strong working capital requirement resulting from the increase of our net revenues, particularly exports, which consumed a major portion of our gross generation of cash.

For the year ended December 31, 2004, cash generated by operating activities totaled R$104.7 million, impacted by advances received from clients in the total amount of R$61.4 million.

Investment activities

Total cash used in our investment activities amounted to R$58.6 million in the first nine months of 2005 against R$34.0 million for the same period in 2004. The funds were used for the acquisition of machinery, equipment and premises for the modernization and expansion of production capacity. They were also used for the acquisition of the property and of the industrial facilities of our railway freight car assembly plant in Hortolândia, which was previously leased to us.

Investments in the year ended December 31, 2004 amounted to R$54.3 million, used for the acquisition of machinery, equipment and premises for modernization and expansion of production capacity for vehicle wheels, railway castings and freight cars.

Financing activities

Cash flow from our financing activities totaled R$0.5 million in the first nine months of 2005, against a positive amount of R$35.4 million for the same period in 2004. Payment of dividends represented R$16.1 million in the first nine months of 2005, while there was no payment of dividends in the same period of 2004. Repayment of principal of and interest on loans and debentures amounted to R$93.0 million in the first nine months of 2005, against R$75.8 million in the same period of 2004. We took out loans in the amount of R$112.7 million in the first nine months of 2005 against R$114.0 million in the same period of 2004. Interest paid on loans and debentures (not considering adjustment for inflation and foreign exchange variations, or indexation on the loans, which are included in the amount for payment of loans) in the same period amounted to R$3.1 million in 2005, against R$2.8 million in 2004.

Cash flow from financing activities totaled R$10.9 million in 2004. Payment of loans and debentures totaled R$222.7 million, and we took out loans in the amount of R$251.7 million in 2004. Interest on loans and debentures (not considering adjustment for inflation and foreign exchange variations, or indexation on the loans, which are included in the amount for payment of loans) amounted to R$18.1 million in 2004.



Indebtedness

The table below shows the evolution of our debt and net debt for the periods indicated below (in R$ million):

	As of September 30,		Year ended December 31,		
	2005	2004	2004	2003	2002
Debt	178.1	177.3	175.8	131.4	133.6
Cash and investments	17.3	26.0	73.9	16.4	27.9
Net Debt	**160.8**	**151.3**	**101.9**	**115.0**	**105.7**

On September 30, 2005 our consolidated gross indebtedness with banks amounted to R$178.1 million, of which R$72.5 million was short-term and R$105.6 million long-term. The principal index rates for this indebtedness are the TJLP, with 61% of the total gross amount, followed by the U.S. dollar with 25%, CDI 11% and IGP-M with 3%.

The table below shows the principal characteristics of our indebtedness on September 30, 2005 (in R$ thousand):

Type	Index Rate	Interest (p.a.)	Short-Term	Long-Term	Total
Imports	U.S.$	from 6.6% to 8.7%	2,334	6,450	8,784
Prepaid Exports	U.S.$	from 4.3% to 9.0%	18,889	9,482	28,371
Working Capital	—	from 0.0% to 21.1%	19,515	—	19,515
Finame/POC/BNDES-Exim[1]/ Progeren (loans funded by BNDES)	TJLP	from 2.7% to 5.5%	31,640	85,074	116,714
Proind/Proim (loans funded by BNDES)	IGPM	6.0%	98	4,629	4,727
Total			**72,476**	**105,635**	**178,111**

1 Includes agreement BNDES-Exim Pre-Shipment, providing that 20% of interest charges shall be based on foreign exchange variation plus 11.5% per annum.

Material financing agreements

On June 14, 2005, Maxion Sistemas Automotivos entered into a financing agreement with BNDES in the total amount of R$30 million, with interest of 9% per annum above the TJLP rate, for payment in 12 monthly installments, the first being due on July 15, 2006 and the last on July 15, 2007. The total amount of the financing is guaranteed by Banco Votorantim S.A. by means of a guarantee, as well as by Maxion Sistemas Automotivos by means of a promissory note issued in favor of BNDES, in the amount of R$39.0 million, which is guaranteed by us. The outstanding balance of this agreement on September 30, 2005 was R$31.4 million.

On July 28, 2005, Maxion Sistemas Automotivos entered into a financing agreement with Banco Bradesco S.A., in the total amount of R$36.7 million, with interest of 3.5% per annum above the TJLP rate for 80% of the agreement, and the "Pre-Shipment Fixed Interest Rate" for the other 20% of the agreement, in addition to payment of 0.4% per annum of the amount of the financing to the financial agent. The agreement expires on February 15, 2007. The amount of the financing is guaranteed by a promissory note issued by Maxion Sistemas Automotivos in favor of Banco Bradesco S.A. The outstanding balance of this agreement on September 30, 2005 was R$36.5 million.

Contractual obligations

The table below shows the maturity profile of our contractual obligations as of September 30, 2005:

Consolidated	Payments Due per Period (in R$ thousand)				
Contractual Obligation	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Short-term debt obligations	72,476	72,476	—	—	—
Long-term debt obligations	105,635	—	99,605	5,630	400
Purchase of the Hortolândia plant	18,675	5,021	7,976	5,678	—
Suppliers	77,235	77,235	—	—	—
Others	—	—	—	—	—
Total	**274,021**	**154,732**	**107,581**	**11,309**	**400**

Off-balance sheet operations

We are currently not aware of any off-balance sheet operations, except for guarantees offered in favor of Amsted-Maxion. On September 30, 2005 we were guarantors of 100% of the obligations of Amsted-Maxion in connection with certain clients' advances and bank guarantees, in the total amount of R$70.4 million, of which R$31.9 million had a counter-guarantee of Amsted Industries.

Off-balance sheet tax credits

We had tax credits not recorded in our balance sheet as assets, in the amount of R$444.3 million on September 30, 2005, of which R$210.1 million related to accumulated tax losses, R$223.0 million related to negative social contribution taxable base and R$11.2 million related to temporary differences.

Maxion Componentes Estruturais had tax credits not recorded in its financial statements as assets, in the total amount of R$55.6 million, on September 30, 2005, of which R$27.1 million related to accumulated tax losses and R$28.5 million related to social contribution.

The current income tax rate is 25% and the social contribution rate is 9%.

Capital expenditures

Business Unit (in R$ million)	Period of nine months ended September 30, 2005	2004	Year ended December 31, 2004
Wheels and Frames Division	26.8	20.5	35.4
Automotive Components Division	1.0	2.6	4.0
Amsted-Maxion[1]	30.8	10.9	14.9
Total	58.6	34.0	54.3

1 Taking into account 50% equity interest in Amsted-Maxion.

See "—Investment activities".

Quantitative and qualitative disclosure about market risks

We are exposed to market risk, particularly in respect of variations of the foreign exchange rate, the interest rate and inflation. Foreign exchange exposure exists because a portion of our indebtedness is indexed to foreign exchange variation. Exposure to variation in interest rates increases the costs of our indebtedness.

Foreign exchange risk

Our foreign exchange exposure, considering assets and liabilities denominated in foreign currency, totaled U.S.$1.0 million on September 30, 2005. If the U.S. dollar appreciated 1% in relation to the *real*, our annual financial expenses would decrease U.S.$10,000.

Interest rate risk

Our bank indebtedness is subject to variations in the interest rate that may raise our cost of funding. Taking into account a hypothetical increase of 50 basis points in the interest rates applicable to assets and liabilities that are exposed to this risk, our annual financing expenses would increase around R$688,000.

Industry overview

The auto parts industry in the world

The auto parts industry is closely related to makers of automotive vehicles (passenger vehicles and trucks, buses, light commercial vehicles and agriculture machinery), and is responsible for the production and supply of components, modules, subsystems and subsets used in the production chain and in the market of spare parts and accessories.

In order to qualify as suppliers to automakers, parts manufacturers are subject to strict certification programs with respect to their production methods, quality control and production capacity, which function as barriers to the entry of new competitors, in view of the time and investments needed to obtain these certifications.

In the segments of wheels and frames for automakers, exports are reduced because, given the characteristics and differences of structural pressed components, customers develop projects together with their suppliers since the early beginning and tend to choose suppliers not physically distant from the assembly site or place where the components are used. In the market for spare wheels, exporting is easier and more accessible due to the standardization of most wheels used around the world and the existence of a sizeable market for spare parts.

The auto parts industry in Brazil

In the last 10 years, a number of factors have boosted growth in the auto parts industry including reduced taxes for the automotive sector, incentives for manufacturing low-end vehicles and alcohol-fueled engines, and Brazil's increasing participation in the international market (Mercosur and automotive agreements with Mexico and Argentina).

The auto parts industry, comprising mainly foreign companies (according to data from industry organization Sindipeças, 76.2% of companies in such sector in 2004 had participation of foreign capital), is going through a process of certification and qualification of its products in an attempt to raise its competitiveness in local and international markets.

National production and exports of vehicles and agriculture machinery

Domestic market

The table below shows the Brazilian production of vehicles and agriculture machinery for the periods indicated:

	Nine-month period ended September 30,			Year ended December 31,		
Segment	2005[1]	2004[1]	Variation (%)	2004[1]	2003[1]	2002
Automobiles	1,448.7	1,303.7	11.1	1,754.6	1,506.3	1,504.5
Utility vehicles	269.4	224.9	19.8	315.6	216.5	179.5
Trucks	88.7	79.5	11.6	106.9	77.9	68.4
Buses	28.1	21.4	31.0	28.7	26.9	22.7
Total Vehicles	1,834.9	1,629.6	12.6	2,205.9	1,827.7	1,684.1
Agricultural machinery	43.4	53.0	(18.1)	66.9	58.8	52.0

1 In thousands of units.

Source: Brazilian Automotive Vehicle Manufacturers Association (Anfavea).

The table below shows the average age of the Brazilian fleet of automotive vehicles in 2004:

Average Age of Fleet (years) - 2004	
Utility vehicles	8.6
Trucks	12.0
Buses	9.9

Source: Sindipeças.

Foreign market

Brazil's exports of vehicles and agriculture machinery had the following performance in the periods indicated below:

	Nine-month period ended September 30,			Year ended December 31,		
Segment	2005[1]	2004[1]	Variation (%)	2004[1]	2003[1]	2002[1]
Automobiles	457.6	363.2	26.0	493.8	441.1	354.5
Utility vehicles	105.8	76.6	38.2	110.3	73.4	41.6
Trucks	25.5	19.2	33.0	25.3	11.6	5.3
Buses	14.5	8.1	78.7	12.9	9.3	6.8
Total Vehicles	603.5	467.1	29.2	642.3	535.4	408.2
Agricultural machinery	24.6	23.2	6.0	31.0	21.4	10.4

1 In thousands of units.

Source: Brazilian Automotive Vehicle Manufacturers Association (Anfavea).

The railway equipment industry in the world

The railway equipment industry comprises suppliers of locomotives, freight cars and components for rail and subway systems, such as couplings, shoes, frames and levers, and its main customers are rail and subway operators.

The railway equipment industry may be classified in two major categories: equipment for freight and equipment for passenger transportation. Railways are used most intensively for transporting ore, steel, grain, and freight, in general. The United States of America, Canada, Russia, China, and India are the countries where this means of transportation is mostly used and are therefore the world's largest markets for railway equipment.

The chart below shows the demand for freight cars in 2004 in certain countries, which use this means of transportation:

Country	Demand for freight cars (in thousands of units)
United States of America / Canada	46.9
China	23.2
India	6.0

Source: Amsted Maxion (estimate).

The railway equipment industry in Brazil

Brief history of the railway industry

For many years, the railway industry in Brazil was not seen as an important market in view of the low level of investment, given that, until 1996, almost all the carriers were state-owned.

Given the impossibility of raising the funds needed to continue financing railway transportation investments, the Federal Government started privatizing the federal railway system in 1996, by granting concessions to private entities to explore the railway business.

Before the privatization program, the federal railway system operated a total of 12 railway systems, with approximately 22,000 kilometers of track in 19 states, comprising 1,400 locomotives, 37,000 freight cars, and 40,500 employees. This system was transporting 86 million tons a year.

According to data from the Brazilian Agência Nacional de Transporte, or National Transportation Agency, holders of concessions invested more than R$5 billion in the first eight years following privatization. In 2003, 56% of the holders of concessions' total investments were made in rolling stock, 17% in permanent way superstructure, and 5.6% in infrastructure. According to holders of concessions, investments by operators in 2004 totaled almost R$1.8 billion. Data from SIMEFRE shows that, in light of these investments, the volume of freight transported increased almost 40% from 1996 to 2003, from 128 billion TKU to 179 billion TKU. The chart below shows freight transported in such period:

Evolution of Railway Freight Carried—(in millions of TKU)

Brazil's Railways	2003	2002	2001	Concession holders / Operators
Ferrovia Centro-Atlântica	7,477	8,608	8,143	CVRD
Estrada de Ferro Vitória-Minas	60,487	56,990	54,413	CVRD
Estrada de Ferro Carajás	48,680	49,075	48,023	CVRD
Ferrovia Bandeirantes (Ferroban)	9,221	8,308	8,277	Brasil Ferrovias
Ferrovia Novoeste	1,232	1,708	1,462	Brasil Ferrovias
Ferrovia Norte Brasil (Ferronorte)	2,073	1,906	1,251	Brasil Ferrovias
Ferrovia Sul-Atlântico	13,850	12,830	11,998	ALL Logística
Companhia Ferroviária do Nordeste	790	757	700	CSN/Taquari Participações
Malha Sudeste	34,470	29,431	27,370	MRS Logística
Ferrovia Tereza Cristina	152	191	214	Santa Lúcia Agroindústria/ Interfinance Participações
Ferrovia Paraná (Ferropar)	404	374	381	Ferrovia do Paraná S.A.
Total	**178,836**	**170,177**	**162,232**	

Source: ANTT

The new carriers' investments in recovering and expanding rolling stock (freight cars and locomotives) led to substantial growth in the railway equipment industry. Furthermore, privatization of the steel industry and mineral ore extraction, as well as the expansion of grains agribusiness, triggered a strong demand for freight services, and also contributed to the growth of the industry in order to meet orders for freight cars and other railway equipment.



Existing railway network

The Brazilian railway system currently comprises approximately 28,400 kilometers, mainly concentrated in the South, Southeast and Northeast regions, and serving part of the Mid-West and North of the country. The network is operated by private companies through concessions granted since 1996, the main carriers being:

- CVRD—Companhia Vale do Rio Doce, the world's largest producer and exporter of ore, controls Estrada de Ferro Carajás, Estrada de Ferro Vitória-Minas and Ferrovia Centro-Atlântica, which connect the ore producing regions of Carajás and Minas Gerais to the ports of São Luis and Tubarão, respectively.
- MRS Logística S.A, a company controlled by CVRD, CSN, Usiminas and Gerdau, operating in the Southwest region and connecting mining and steel-making areas to the ports of Sepetiba, Santos, Guaiba and Rio de Janeiro.
- Brasil Ferrovias, a company controlled by a conglomerate formed by BNDESPAR and by Previ (Banco do Brasil employees pension fund) and Funcef (foundation of employees of CEF, the Federal Savings Bank), which are two of the largest Brazilian pension funds, by LAIF—Latin American Fund and by JPMorgan Partners, holds concessions to operate the railway networks of the Mid-West of the State of São Paulo, through Ferrovia Novoeste, Ferrovia Norte Brasil (Ferronorte) and Ferrovia Bandeirantes (Ferroban), excluding the area operated by ALL.
- ALL—América Latina Logística S.A., a company controlled by GP Investimentos, which is the third main railway concession holder in Brazil, operating mainly in the South and Southeast regions, as well as Argentina.

The chart below shows the Brazilian railways, their estimated length in kilometers as of September 30, 2005, and the respective concession holders/carriers:

Railways in Brazil	Length (km)	Concession holders/ carriers
Ferrovia Centro-Atlântica	7,080	CVRD
Estrada de Ferro Vitória-Minas	898	CVRD
Estrada de Ferro Carajás	892	CVRD
Ferrovia Bandeirantes (Ferroban)	4,236	Brasil Ferrovias
Ferrovia Novoeste	1,621	Brasil Ferrovias
Ferrovia Norte Brasil (Ferronorte)	512	Brasil Ferrovias
Ferrovia Sul-Atlântico	6,586	ALL Logística
Companhia Ferroviária do Nordeste	4,238	CSN/Taquari Participações
Malha Sudeste	1,674	MRS Logística
Ferrovia Paraná (Ferropar)	248	Ferrovia do Paraná S.A.
Ferrovia Tereza Cristina	164	Santa Lúcia Agroindústria/ Interfinance Participações
Ferrovia Norte-Sul	266	VALEC—Engenharia, Construções e Ferrovias S.A.
Total	28,375	

Source: ANTT



The main projects for expansion of the railway network, which have already been disclosed to the public, are:

- Expansion of volume transported by Estrada de Ferro Carajás;
- Extension of Ferrovia Norte-Sul;
- New routes for Companhia Ferroviária Nordeste—CFN;
- Expansion of volume transported by MRS due to expansion of CSN's Casa de Pedra Mine;
- Expansion of volume transported and extension of Ferrovia Ferronorte;
- Revitalization of Ferrovia Novoeste; and
- Construction of metropolitan "ring" railways (São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba).

The railway equipment market

The market for railway equipment in Brazil includes manufacturers and suppliers of freight cars, locomotives, trucks, wheels, brakes, bearings, signaling and communications systems, and track maintenance systems, among others.

This market has shown strong growth in recent years, the highlight being the expansion of demand for freight cars. However, this growth may not occur again in the next years. See "Risk factors—Risks relating to the auto parts and railway equipment industries—We operate in cyclical industries, which depend on the Brazilian and the world economies." The following table shows the sales of railway equipment in Brazil for the periods indicated:

	Nine-month period ended September 30,			Year ended December 31,		
Segment	2005	2004	Variation (%)	2004	2003	2002
Freight cars (units)	5,495	4,195	31.0	5,642	2,399	294
Railway castings (tons)	4,300	2,700	59.3	3,386	2,288	2,230
Railway wheels (units)	41,100	30,400	35.2	41,595	49,550	50,044

Source: Amsted-Maxion estimate (railway castings and wheels do not include volumes used to produce freight cars).

Business

Overview of the company

We are the leading Brazilian manufacturer of wheels and frames for commercial vehicles and railway freight cars and castings, according to our estimates based on the national production data published by the industry associations ANFAVEA, SIMEFRE and ABIFER. In the first nine months of 2005, our net revenues were R$1,136.5 million, our EBITDA was R$157.3 million and our EBITDA margin was 13.8% (see "Management's discussion and analysis of financial condition and results of operations"). In 2004, our net revenues were R$1,098.6 million, our EBITDA was R$155.5 million and our EBITDA margin was 14.2%. We currently have more than 8,700 employees in six industrial plants in the states of São Paulo, Minas Gerais and Rio de Janeiro.

We operate in the business of wheels and frames for commercial vehicles through our Wheels and Frames Division. In the first nine months of 2005, we believe this division held a share of around 59% of the Brazilian market of wheels for trucks, buses and agriculture machinery, and 70% of the Brazilian market of frames and stamped structural components for trucks, buses and light commercial vehicles, in number of units produced. We also operate in the business of auto parts for passenger vehicles, through our Automotive Components Division, our main products being brake levers, pedal sets, door locks and door handles. Both divisions are part of our controlled company Maxion Sistemas Automotivos, which accounted for approximately 62% of our consolidated net revenues in the nine-month period ended September 30, 2005.

We operate in the railway equipment business through Amsted-Maxion Equipamentos Ferroviários, a joint venture established in February 2000 between Iochpe-Maxion and Amsted Industries in which we hold 50% of the voting and total capital. Amsted Industries is the leading U.S. manufacturer of railway castings, more specifically railcar wheels, trucks and coupling systems. In the first nine months of 2005, we believe Amsted-Maxion held approximately 80% of the Brazilian market of railway freight cars and 80% of the Brazilian market of railway castings, in number of units produced. The joint venture accounted for approximately 38% of our consolidated revenues for the period of nine months ended September 30, 2005.

The following table shows our key consolidated financial and operating information for the periods indicated (in R$ million, except percentages):

	Nine months ended September 30		Year ended December 31		
	2005	2004	2004	2003	2002
Total Net Revenues	1,136.5	786.8	1,098.6	675.7	411.2
a) Wheels and Frames Division	627.9	449.8	626.4	397.3	240.7
b) Amsted-Maxion[1]	435.8	231.7	322.7	164.1	60.2
c) Automotive Components Division	72.8	105.3	149.5	114.3	110.3
Net Profit	53.9	41.7	50.8	(5.1)	(24.2)
EBITDA[2]	157.3	126.4	155.5	89.4	68.9
Exports[3]	16%	13%	13%	15%	18%

1 Considering the 50% interest in Amsted-Maxion.

2 EBITDA is presented as supplemental information because we believe it is a useful indicator of our operating performance and is useful in comparing our operating performance with other companies in the industry. However, EBITDA should not be considered in isolation, as a substitute for net income prepared in accordance with U.S. GAAP or as a measure of a company's profitability. In addition, our calculation of EBITDA may not be comparable to other similarly titled measures of other companies.

3 Exports share in our net revenues.

Our products are sold in more than 40 countries over 5 continents, particularly in the United States of America, Venezuela, Argentina, Canada and Italy, which together accounted for 80% of our exports in the first nine months of 2005. In such period, our exports reached U.S.$69.7 million (representing approximately 16% of our net revenues), a 107% increase against the same period of 2004, when we recorded exports of U.S.$33.6 million. In 2004, our exports reached U.S.$47.3 million, a 42% increase against 2003 and a 95% increase against 2002.

History

We began our activities in 1918 in the lumber industry in the State of Rio Grande do Sul, and, with time, diversified into the financial and, subsequently, the industrial sector.

In the 1980s, we acquired several industrial companies, particularly in the agriculture machinery industry. In the early 1990s, we shifted our focus to the auto parts and railway equipment businesses and sold a large part of our assets and interests that had no connection with these industries.

Beginning in 1998, we began a process of operational restructuring and definition of our business portfolio. At the same time, we went through a corporate and financial restructuring that resulted in a capital contribution from BNDESPAR and Banco Bradesco S.A., which have thereafter shared the controlling interest in our company with Companhia Iochpe.

In early 2000, we sold 50% of our railway equipment business to Amsted Industries, originating the Amsted-Maxion joint venture. In 2001, we acquired assets related to the production of wheels for agriculture machinery and off-road vehicles from Borlem S.A. Empreendimentos Industriais and allocated them to our Wheels and Frames Division. In the following year, we acquired assets related to the production of automobile break levers, jacks and pedals from Batz do Brasil Ltda., and allocated them to our Automotive Components Division.

In line with our refined business portfolio, in 2002, we sold our interest in Maxion Nacam Ltda., a manufacturer of steering columns for passenger vehicles.

In the period from January to August 2004, Banco Bradesco S.A. sold its full share of our capital stock. The common shares held by the bank were acquired by Companhia Iochpe and the preferred shares were sold on the stock exchange.

As of the end of June 2004, we began a corporate and operational restructuring, that involved our controlled companies Maxion Componentes Estruturais and Maxion Componentes Automotivos, for purposes of administrative simplification and exploitation of synergies. As a result of this restructuring, Maxion Componentes Automotivos absorbed the operations of Maxion Componentes Estruturais in August 2004 and has since been renamed Maxion Sistemas Automotivos. Maxion Sistemas Automotivos is divided into two divisions: the Wheels and Frames Division, engaged in the business of wheels, frames and stamped items for buses, trucks, light commercial vehicles and agriculture machinery, and the Automotive Components Division, engaged in the business of components for passenger cars.

As a result of our focus on the logistic-related equipment we sold our Automotive Components Division's passenger car window mechanism business to Brose do Brasil Ltda. in the total amount of R$17.8 million in September 2004.

The chart below shows a simplified version of our current corporate structure[1]:


Iochpe – Maxion S.A.
100.0%
50.0%
Maxion Sistemas Automotivos Ltda.
Amsted - Maxion Fund. e Equip. Ferroviários S A
(Operating Activities)
Wheels and Frames Division
Automotive Components Division

1 This chart does not include information about all of our controlled companies. For an overview of our complete corporate structure, see "Business—Corporate structure" in this offering memorandum.

Our competitive strengths

We believe that our main competitive strengths are:

- *Leadership in the Brazilian Market.* In the Brazilian auto parts industry, we are leaders in the manufacturing of wheels for trucks, buses and agriculture machinery, and of frames and stamped structural components for trucks, buses and light commercial vehicles, with an approximate market share of 59% and 70%, respectively, for the first nine months of 2005, in number of units produced. In the Brazilian railway industry, we are leaders in the manufacturing of railway freight cars and castings, with an approximate market share of 80% in both markets for the first nine months of 2005, in number of units produced. We believe that our relevant market shares result in significant economies of scale, which constitute an important barrier to the entry of new competitors in the Brazilian market.
- *Doing Business in Market Segments with Growth Potential.* We are leaders in segments that, since 2002, have been showing a growth rate that is significantly higher than the Brazilian GDP growth. We believe that these segments will keep growing, in view of projects for expansion and improvement of the railway and highway networks, the need for renovation of the Brazilian fleet and the expected increase in the transport load volume.
- *Strategic Alliance in the Railway Industry.* We do business in the railway industry through Amsted-Maxion, a joint venture established in February 2000 with Amsted Industries, a U.S. company that is considered the leading U.S. manufacturer of railway castings, a holder of a substantial market share in the U.S. and a leading developer of new technologies and products for the railway industry worldwide. The alliance with Amsted Industries gives us access to state of the art technologies and to the largest markets of railway castings worldwide. Additionally, Amsted Industries is an important customer of Amsted-Maxion, and accounted for 22% of our exports in the first nine months of 2005.
- *Growth with Financial Discipline.* We carefully review our investment projects in order to ensure proper financial returns. In the past three years, the growth in our net revenues and

EBITDA was supported by the ongoing modernization and enlargement of our industrial park, as well as other investments, while maintaining a low level of indebtedness. From 2002 to 2004, our net revenues and EBITDA rose by a compound average rate of 63.4% and 50.2% per year, respectively, while our net bank debt to EBITDA ratio decreased from 1.5 in 2002 to 0.6 in 2004.

- *Competitive Production Costs.* Our modern and up-to-date industrial park enables us to serve the Brazilian and international markets with efficiency and competitiveness. Due to the integration between foundry and assembly of freight cars in the railway industry, as well as the specialization resulting from the high use of steel in the production of wheels and frames, we have competitive production costs both in Brazil and in the international markets. We also employ modern production techniques and equipment that give us the flexibility to offer our customers different production processes that meet their specific demands quickly, seamlessly and at competitive costs.
- *Quality of our Products and Processes.* The quality of our products and processes is certified in Brazil and abroad by distinguished government agencies and independent institutions. We are also recognized by the main automakers and railway operators as certified suppliers, and thus are able to serve our customers locally and around the world, continuously increasing our sales both in the Brazilian and international markets.
- *Experienced and Qualified Management Team.* Our management team has a wide experience in our field of activities, which has contributed to the consistent growth of our net revenue and EBITDA since 2002. Our successful expansion is the direct result of strategies carried out by our experienced management.

Our strategy

The following are our key strategies:

- *Expand our Production Capacity.* We intend to enlarge our industrial park and increase our production capacity in Brazil so as to enable us to meet the growing demand in the national and international markets. Brazil is a country with a growing demand for transport infrastructure. We believe that the existing and future projects for expansion and improvement of the railway and highway networks and the need for renovation of the respective Brazilian fleets will foster a consistent growth in the market of wheels and frames and railway freight cars and castings.
- *Increase our Share in International Markets.* Our exports have enjoyed significant growth for the past three years. In the first nine months of 2005, they reached U.S.$69.7 million (representing approximately 16% of our net revenues), a 107.4% growth against the same period of 2004, when we recorded exports of U.S.$33.6 million. In 2004, they reached U.S.$47.3 million, a 42% increase against 2003 and a 95% increase against 2002. We intend to further increase our share in international markets through the following actions:
  - consolidate our presence in the segment of spare wheels for commercial vehicles, especially in relevant markets, such as North America, South America and Europe;
  - increase of our exports of railway freight cars to countries with no local production, especially in South America and Africa;
  - take advantage of opportunities for exports of railway castings offered by our partnership with Amsted Industries as a result of its Global Sourcing program;



- increase of our share in the U.S. market of large steel castings for machines and industrial facilities, through direct exports to large equipment manufacturers; and
- establish eventually, in the long run, partnerships for the manufacturing of our products in Asia.

- *New Business and Products.* We intend to offer our customers an increasing number of products and services having synergies with our current activities, as well as to strengthen the services rendered to railway carriers, by offering services of maintenance of railway cars and equipment and spare parts. We are continually considering opportunities to expand our product lines, by entering new market niches having synergies with the manufacturing of our current products or with our customers, which may include acquisitions of assets and companies in our industries. Although we do not have any concrete plans to acquire other companies, we are constantly analyzing existing opportunities and may decide to make material acquisitions. We believe that, by enlarging our product and service lines, we will be able to provide better services to our customers and, consequently, to increase our revenues and results.

Wheels and frames division

The Wheels and Frames Division is our largest business unit, representing 55.2% of our net revenues in the first nine months of 2005. Our production facility is located in Cruzeiro, State of São Paulo, a strategic location due, due to its proximity to our suppliers and customers and the ports of Santos, Vitória, Sepetiba and Rio de Janeiro. This division has approximately 3,300 employees.

Main products

Our Wheels and Frames Division produces wheels for trucks, buses and agriculture machinery, and frames and stamped structural components for trucks, buses and light commercial vehicles. Our main products are:

- frames for trucks, buses and light commercial vehicles.
- side members, crossbars and stamped structural components, varying from 0.8mm to 12mm thick and up to 12 meters long, and forming an integral part of the frame.
- 0.1 mm to 9.5 mm thick, light stamped parts, produced with cold rolled laminated steel, galvanized plates and deep metal spinning, and consisting of small to medium structural items for commercial vehicles.
- steel wheels for tube and tubeless tires for trucks, buses, agriculture machinery and off-road vehicles.

The main products of our Wheels and Frames Division in the nine month period ended September 30, 2005 were frames and other stamped parts, followed by wheels, accounting for a share of 56% and 44%, respectively, of the division's total net operating income.

Customers

In the first nine months of 2005, we believe that we held an approximate share of 59% of the Brazilian market of wheels for trucks, buses and agriculture machinery, and 70% of the Brazilian market of frames and stamped structural components for trucks, buses and light commercial vehicles, in number of units produced.



As typical in the *auto parts industry*, our share in the wheels and frames business is concentrated on a reduced number of customers. Therefore, our marketing strategy entails focus, positioning regarding competitors and a close relationship with each customer.

We supply our products to the main Brazilian commercial vehicle manufacturers, to agriculture machinery manufacturers, trailer manufacturers and the spare parts retailers at large. Additionally, we export a significant portion of our production (19% in the first nine months of 2005) to over 40 countries.

The table below shows the distribution of our net revenues from the frames business among key customers in the first nine months of 2005:

Customers—Frames	
Customer	Share
DaimlerChrysler	29%
Volkswagen	26%
General Motors	12%
Ford	9%
Scania	6%
Exports	5%
Dana	3%
Others	10%
Total	100%

The table below shows the distribution of our net revenues from the wheels business among key customers in the first nine months of 2005:

Customers—Wheels	
Customer	Share
Exports	24%
Tractors	21%
Volkswagen	13%
Spare parts	10%
Scania	9%
Volvo	8%
DaimlerChrysler	5%
Others	10%
Total	100%

Exports

Our exports of frames and stamped structural components is strongly concentrated on two key customers in the U.S. market: Workhorse Custom Chassis, LLC, a manufacturer of special trucks and buses, and Magna International, Inc, a manufacturer of frames and other automotive systems. Due to the characteristics and differences of the stamped structural components, exports in this business involve the development of a project from the beginning, which generally leads the customer to avoid choosing a supplier that is physically distant from the assembly site or from the place where the component will be used, thus reducing export opportunities.



The export of wheels is an easier and streamlined process, since most wheels used worldwide are of standard models, and there is a sizeable spare parts market. We export our wheels to over 40 countries, despite the strong concentration of our business in the United States, South America and Canada, as a result of the relevance of such markets, and Argentina, a neighboring country with no key players in this segment.

Exports of Wheels and Frames by Country and Continent in the First Nine Months of 2005	
USA	26%
South America	24%
Canada	18%
Europe	15%
Africa	10%
México	6%
Asia / Oceania	1%
Total	100%

Competition

We do business in highly competitive markets. Our main competitors are international groups with global presence, high technology capacity and renowned brands in Brazil and abroad.

In the segment of frames and stamped structural components, our main competitor in Brazil is Dana Industrial Ltda., a member of Dana Corporation, one of the leading manufacturers of auto parts for commercial and passenger vehicles in the United States of America. In 2004, Dana Industriais Ltda. was also our 8th top customer in the frames segment. In the U.S. market, our main competitors are Dana Corporation, Tower Automotive, a U.S. leading manufacturer of frames and stamped structural components, Magna International, a leading manufacturer of auto parts for commercial and passenger vehicles in the U.S., Mexico and Canada (to which we export side members), and Metalsa S. de R.L., a key Mexican manufacturer of frames and stamped structural components. In Europe, our main competitor is ThyssenKrupp, a German conglomerate engaged in steel works and in auto parts for automobiles and commercial vehicles, among others. The table below describes the Brazilian market shares for frames in the first nine months of 2005, according to our estimates:

Frames Brazilian Market	
Player	Share
Iochpe-Maxion	70%
Dana	27%
Automakers	3%

In the wheels segment, our main Brazilian competitor is Borlem (a controlled company of the Hayes Lemmerz group). Our competitors in the international market may be divided into the sub-segments of wheels for highway vehicles and wheels for agriculture machinery. In the international market of highway vehicles wheels, our main competitors are Accuride Corporation and Hayes Lemmerz International, Inc., two U.S. manufacturers of wheels for commercial vehicles with operations concentrated in the United States and NAFTA, and Gianetti Ruote, a major Italian manufacturer of wheels for commercial and passenger vehicles, with operations



concentrated in the European market. In the international market of wheels for agriculture machinery, our main competitors are GKN PLC, an English conglomerate and world's leading manufacturer of agriculture machinery wheels, Titan Corporation, a major U.S. manufacturer of agriculture wheels and tires, and India Wheels, the leading manufacturer of wheels for passenger and commercial vehicles and agriculture machinery in India.

The table below describes the Brazilian market shares for wheels in the first nine months of 2005, according to our estimates:

Wheels Brazilian Market	
Player	Share
Iochpe-Maxion	59%
Borlem	32%
Other	9%

The competition in the wheels segment is strong in the foreign market, in terms of supply to automakers. To meet their demands, material investments in production capacity are usually required, leveling any potentially interested competitors and reducing our competitiveness. Exceptions may be found in countries with lower production volumes and lacking expressive wheels manufacturers, like Argentina, where, due to its geographical location, among other factors, we are able to competitively meet the automakers' demand. On the other hand, we believe there are good opportunities in the international market of spare wheels, since the key manufacturer's focus is to meet the automakers' demand as opposed to spare products.

Sales and distribution

Our sales are carried out through our own sales force, which is responsible for managing our customers' orders. In general terms, purchase orders are placed by our customers eight weeks before the date of delivery.

Our products are distributed to automakers in the Brazilian market on a just-in-time basis, and delivered according to their specifications by outsourced carriers. In the spare parts market, we deliver our products in the city of São Paulo, as determined by our customers, and they, in turn, bear the freight from such points to the final destination.

The frame components intended for trucks and buses manufactured by Volkswagen do Brasil in Resende are partially produced in our Cruzeiro plant and subsequently forwarded to Volkswagen where they are finished and assembled by our employees allocated there.

Distribution of our products in the foreign market varies from case to case. For customers in the United States of America with high volume recurring purchases, we keep inventories close to their plants in distribution centers at a level that depends on their scheduling. Such inventories are managed by our subsidiary Maxion Structural Components, which is responsible for the storage of the products, while our customers are responsible for collecting them within a previously established period, so as to avoid obsolescence risk and storage expenses.

For exports to customers with lower purchasing volume or less recurrent records, the delivery of the products is defined on a case-by-case basis.

Railway equipment (Amsted-Maxion)

We do business in the railway industry through Amsted-Maxion, a joint venture established in February 2000 with Amsted Industries, a U.S. company that is the leading U.S. manufacturer of



railway castings, and a technology reference in the industry. Amsted-Maxion has its industrial facilities located in the cities of Cruzeiro, Osasco and Hortolândia, in the State of São Paulo, and employs approximately 4,600 persons. For additional information regarding technology transfer, see "—Material contracts—Licensing and technology transfer agreements."

As of December 31, 2005, Amsted-Maxion had a backlog of 3,081 railway freight cars sold for delivery in 2006, representing orders in the amount of approximately R$600 million. The revenue deriving from such transactions will only be recognized upon delivery of the cars.

Main products

Amsted-Maxion is engaged in the manufacturing of railway freight cars, railway cast wheels and railway and industrial castings. Our main products are:

- railway freight cars fit to the needs of customers in the areas of mining, agriculture and others;
- railway castings, such as trucks, coupling systems and related components for freight cars, for all rail gauges used in the world market;
- railway cast wheels for freight cars and locomotives; and
- large steel castings for machines and industrial facilities.

The table below shows the percentage share of Amsted-Maxion's main products in its net revenues for the period of nine months ended September 30, 2005:

Product	Share
Railway freight cars	77%
Railway and industrial castings	21%
Railway wheels	2%

Customers

We believe that we hold approximately 80% of the Brazilian market of railway freight cars, 80% of the Brazilian market of railway castings, and 42% of the national market of industrial castings, in number of units produced. Our share in these markets is concentrated on a reduced number of customers.

The table below shows the distribution of the net revenues of Amsted-Maxion among key customers in the first nine months of 2005 and 2004:

Amsted-Maxion Customers Portfolio		
Customers	Share as of September 30, 2005	Share as of September 30, 2004
CVRD / FCA	55%	64%
Exports	21%	12%
ALL	11%	1%
MRS	6%	14%
Caterpillar	3%	3%
Brasil Ferrovias	1%	4%
Others	3%	2%
Total	100%	100%



Despite the recurring purchase patterns of our customers, their respective share in our portfolio may vary significantly from one year to another. Such variation is due to the fact that our customers usually renovate their freight car fleet according to programs for the acquisition of a considerable number of freight cars during a certain period of time; thus the unscheduled purchase of a small volume is very rare. This variation is basically related to the sale of freight cars, and it has not been noted in the railway or industrial casting business.

Through its Global Sourcing program, which fosters the purchase by the U.S. parent company of railway castings from its affiliates in Brazil and China whenever they practice competitive prices, Amsted Industries allows Amsted-Maxion access to the international markets where it does business.

Exports

Amsted-Maxion continuously exports railway and industrial castings, particularly to the United States of America, where Amsted Industries is our major customer for railway equipment and Caterpillar Inc., for industrial equipment. As for freight cars, exports are usually headed to countries with no expressive local manufacturers, especially in Latin America and Africa. Exports represented 21% of Amsted-Maxion's net revenues in the first nine months of 2005.

The table below describes Amsted Maxion's main export destinations in the first nine months of 2005:

Country	Exports
USA	59%
Venezuela	23%
Gabon	7%
Guinea	4%
Argentina	4%
Others	3%
Total	100.0%

Competition

Our main competitors in the Brazilian market of railway freight cars are Randon S.A. Implementos e Sistemas Automotivos, the leading Brazilian manufacturer of trailers and major auto parts manufacturer, and Usimimas Mecânica S.A. (Usimec), a member of the Usiminas group and a major manufacturer of metallic structures. Zhou Zhou ABC Rail Products Co., Ltd., a major manufacturer of freight cars in China, is a sporadic player in the Brazilian market in addition to Santa Fé Vagões, a recent joint venture between América Latina Logística—ALL and Besco, an Indian manufacturer of railway castings.

Our high market share in the railcars segment, added to the rising demand of the last three years, was an incentive for our customers to look for alternatives for the manufacturing of freight cars. Despite such initiatives, we believe that we will maintain a high market share due to our world-class technology, our high production capacity and our competitiveness.

The table below describes the Brazilian market shares for freight cars in the first nine months of 2005, according to our estimates:

Freight cars Brazilian Market Shares	
Amsted-Maxion	80%
Randon	15%
Usimec	5%

Our main competitor in the international market of freight cars is Zhou Zhou ABC Rail Products Co., Ltd.

In the Brazilian market of railway castings, we face the significant competition of Cruzaço Fundição e Mecânica Ltda., a Brazilian company engaged in steel foundry. The table below describes the Brazilian market shares for railway castings in the first nine months of 2005, according to our estimates:

Railway Castings Brazilian Market Shares	
Amsted-Maxion	80%
Cruzaço	20%

The Brazilian market of railway wheels is divided into wheels for new freight cars, a sub-segment where we estimate to hold a market share of approximately 75%, and spare wheels, a sub-segment where we estimate we have a market share of approximately 17%. Our competitor in the domestic market is MWL Brasil Rodas & Eixos S.A., a Brazilian manufacturer of forged railway wheels. The tables below describe the Brazilian market shares for two sub-segments of railway wheels in the first nine months of 2005, according to our estimates:

Railway Wheels for New Freight Cars Brazilian Market Shares	
Amsted-Maxion	75%
MWL	25%

Spare Railway Wheels Brazilian Market Shares	
Amsted-Maxion	17%
MWL	83%

In the industrial casting business, our major competitor in the Brazilian market is Electro Aço Altona S.A., a Brazilian manufacturer of steel castings. The international market of industrial castings is highly diversified and therefore no individual producer enjoys worldwide relevance. The table below describes the Brazilian market shares for industrial castings in the first nine months of 2005, according to our estimates:

Industrial Castings Brazilian Market Shares	
Amsted-Maxion	42%
Altona	58%

Sales and distribution

Our sales are carried out through our own sales force, which is responsible for managing our customers' orders. Purchase orders are scheduled by our customers some time in advance, which

varies depending on the type of the product. For freight cars, orders are generally placed in the form of programs providing for the manufacture of a large number of units to be delivered over periods agreed with the customers, which may well exceed one year.

Freight cars sold in the domestic market are usually collected by the customers at our plants, mostly by railroad, although some of them are carried by highway, under the entire responsibility of the customers. Freight cars intended for the foreign market are delivered to the country of destination, as indicated by the customers, due to the complex transport requirements, which involve partial disassembly and reassembly in the country of destination.

The distribution of Amsted-Maxion's remaining products, whether in the Brazilian or in the foreign market, varies from case to case, depending on the needs of the customer. In the Brazilian market, deliveries are generally made at our own facilities, or as indicated by our customers. In the external market, our sales are subject to FOB terms. Sales to Caterpillar, on the other hand, are made from the inventories we keep near its plants at levels that are based on the schedule submitted by it.

For exports to customers with a lower purchasing volume or less recurrent records, the delivery of the products is defined on a case-by-case basis.

Automotive components division

We do business in the sub-segment of auto-parts for passenger vehicles through our Automotive Components Division, which is located in the city of Contagem, State of Minas Gerais, and employs approximately 800 persons. Since 2002, we have been decreasing our share in this sub-segment, whether through the partial or full disposal of businesses or through a smaller growth rate as compared to our other segments. We expect this decrease to continue over the coming years. We do not foresee beneficial opportunities in the business of auto-parts for passenger vehicles due to the global difficulties faced by this sub-segment, which are expected to continue over the coming years.

Main products

Our Automotive Components Division produces locks, handles, cylinders and keys, latches, pedal sets, jacks, handbrake levers and water and oil pumps for the major automakers in Brazil.

Customers

We believe that we hold approximately 43% of the Brazilian market of handbrake levers, 27% of the market of pedal sets; 20% of the market of mechanic jacks, 5% of the market of car locks and 5% of the market of handles, keys and cylinders. Our share in these markets is concentrated on a reduced number of customers, which is typical of the auto parts industry.



The table below shows the distribution of the net revenues of our Automotive Components Division among key customers in the first nine months of 2005:

	Automotive Components
Customer	Share
General Motors	25%
Fiat	24%
Volkswagen	21%
Brose	11%
Ford	9%
Others	10%
Total	100%

Competition

We do business in highly competitive markets. Our main competitors are international groups with global presence, technology capacity and renowned brands in Brazil and abroad. The table below shows our main competitors for each of the products of our Automotive Components Division:

Products	Competitors
Handbrake lever	Iman; Zanettini Barossi
Pedal set	Iman; Zanettini Barossi
Jacks	Bosal; Dura
Locks	Valeo; Intier; Kiekert; Huf; Delphi
Handles / Cylinders / Keys	Valeo; Huf
Water and oil pump	Dana; Pierburg; SHW

Sales and distribution

Our sales are carried out through our own sales force, which is responsible for managing our customers' orders. In general terms, purchase orders are placed by our customers on average six weeks before the date of delivery.

Our products are distributed to automakers in the Brazilian market at the places requested by them on a just-in-time basis, and delivered according to their specifications by outsourced carriers.

Corporate structure

We are a holding company with interests in companies engaged in the manufacturing and sales of auto parts and railway equipments. The table below describes our direct and indirect ownership interests as of September 30, 2005.

Company	Direct Interest	Indirect Interest
Maxion Componentes Estruturais Ltda.	100.0%	—
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.0%	—
Maxion Sistemas Automotivos Ltda.	6.2%	93.7%
Tecob Cobranças, Representações e Comércio Ltda.	100.0%	—
Iochpe Holdings, LLC	100.0%	—
Maxion Structural Components USA, Inc.	—	100.0%
Newbridge Strategic Partners	100.0%	—
Remon Resende Montadora Ltda.	—	33.3%

At the end of June 2004, we began a corporate and operational restructuring that involved our controlled companies Maxion Componentes Estruturais and Maxion Componentes Automotivos, for purposes of administrative simplification and exploitation of synergies. As a result of this restructuring, since August 2004 Maxion Componentes Automotivos absorbed the operations of Maxion Componentes Estruturais, and has since then been denominated Maxion Sistemas Automotivos, operating through two divisions, the Wheels and Frames Division, engaged in the business of wheels, frames and stamped items for buses, trucks, light commercial vehicles and agriculture machinery, and the Automotive Components Division, engaged in the business of auto-parts for passenger cars.

The chart below shows our ownership structure subsequent to the restructuring:


Iochpe – Maxion S.A.
100.0%
50.0%
100.0%
100.0%
100.0%
Maxion Componentes Estruturais
Amsted – Maxion Fun. E Equip. Ferroviários S.A.
Tecob Cobranções e Comércio Ltda
Iochpe Holdings, LLC
Newbridge Strategic Partners
93.7%
100.0%
6.2%
Maxion Sistemas Automotivos
33.3%
Remon Resende Montadora Ltda.
Maxion Structural Components
Operational Activities
Wheels and Frame Division
Automotive Components Division



See below a brief description of our subsidiaries, excluding Maxion Sistemas Automotivos and Amsted-Maxion:

- *Tecob Cobranças, Representações e Comércio Ltda.* Incorporated for the purpose of managing assets, liabilities, contingencies and responsibilities of companies and business units that were sold or discontinued in previous years and that, for contractual reasons, were kept by us.
- *Maxion Componentes Estruturais Ltda.* An operating company in the past, it is currently active for the sole purpose of holding part of our ownership interest in Maxion Sistemas Automotivos. Maxion Componentes Estruturais holds tax credits arising from accrued income tax losses in the amount of R$27,073,000 and social contribution losses in the amount of R$28,378,000, which have not been deferred (for more information, see "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates").
- *Remon Resende Montadora Ltda.* A company engaged in the provision of services of assembly and balancing of sets of tires and wheels, located in Resende, State of Rio de Janeiro. We hold 33.33% of its capital stock through Maxion Sistemas Automotivos.
- *Maxion Structural Components.* A company headquartered in Miami, USA, incorporated for the purpose of managing the storage and delivery of products from the Wheels and Frames Division that we supply to our key recurring customers in the United States.
- *Iochpe Holdings LLC.* Nonoperating company located in Delaware, USA, through which we hold an interest in Maxion Structural Components.
- *Newbridge Strategic Partners.* Nonoperating company located in the Cayman Islands, inactive since 2003.

Our plants

Our industrial park is made up of 5 plants in Brazil, as briefly described below, three of which are engaged in the railway equipment business and two of which are in the automotive business:

- *Cruzeiro Automotive Unit.* A plant operated by our Wheels and Frames Division, located in Cruzeiro, State of São Paulo, a locale that is considered strategic due to its proximity to suppliers and customers and to the ports of Santos, Vitória, Sepetiba and Rio de Janeiro. The unit currently occupies a total area of 378,977m² and a built area of 83,429m². In September 30, 2005, this unit employed 3,146 people in the production of wheels, frames and other stamped structural components.
- *Cruzeiro Railway Unit.* Amsted-Maxion plant located in the city of Cruzeiro, State of São Paulo. The unit currently occupies a total area of 163,734m² and a built area of 43,258m². In September 30, 2005, this unit employed 2,282 people in the production of industrial and railway castings, railway wheels and railway freight cars.
- *Osasco Railway Unit.* A plant that has been leased by Amsted-Maxion since 2003, located in Osasco, State of São Paulo. The unit currently occupies a total area of 57,150m² and a built area of 45,720m². In September 30, 2005, this plant employed 1,349 people in the production of railway and industrial castings. For more information about the leasing of this production unit, see "—Material contracts."

- *Hortolândia Railway Unit.* Amsted-Maxion plant located in Hortolândia, State of São Paulo. The unit, leased in 2003 and purchased in 2005, currently occupies a total area of 951,472m² and a built area of 103,527m². In September 30, 2005, this unit employed 932 people in the production of railway freight cars.
- *Contagem Automotive Unit.* A plant operated by our Automotive Components Division, located in Contagem, State of Minas Gerais. The unit currently occupies a total area of 75,000m² and a built area of 16,920m². In September 30, 2005, this unit employed 800 people in the production of brake levers, pedal sets, latches, locks and other components for passenger vehicles.

We also have an advanced assembly unit within the Volkswagen Caminhões plant in the city of Resende, State of Rio de Janeiro, supplying frames and wheels for trucks and buses. It occupies a total area of 12,000m² and a built area of 6,000m², where frames for trucks and buses are assembled. As of September 30, 2005, it had 179 employees.

Raw materials and other inputs

Our main inputs and raw materials within the first nine months of 2005, in order of relevance, were: plain steel, scrap, liquid steel and railway brakes. Considering that a sizeable number of our customers, particularly those of our Wheels and Frames Division and Automotive Components Division, work on a just-in-time basis, we decided to adopt a policy of maintaining a safe inventory level of steel, along with volume quota arrangements with our key suppliers in order to avoid lack of supply of steel.

Plain steel accounts for the highest share of our total consolidated raw material purchases. Due to the great impact of steel on our costs and production process, we devised a purchase management program for this raw material that has three distinctive aspects regarding the purchase of other inputs:

- *Scheduling.* In view of the complex production process of steel and the gap existing between the placement of the order and its delivery, we control our orders through a real-time advanced monitoring system, allowing us to act promptly on any problems regarding our suppliers' capacity to comply with delivery dates.
- *Advanced Definition of the Purchase.* We currently work with steel inventory levels that are sufficient for approximately three production weeks. We also adopt a system of order scheduling that takes into account the supplier's performance history, the complexity of the item and the product's supply and demand ratio.
- *Pricing.* Approximately 65% of the steel we use is manufactured by all steel mills operating in Brazil. Under normal circumstances, it is our common practice to have two suppliers for each type of steel, which we purchase in "packages," so as to obtain competitive prices and conditions. Our current steel suppliers are CSN, CST and Usiminas.

In addition to plain steel, we use steel scrap as raw material for the foundry process. This scrap is purchased from accredited suppliers, which guarantee timely delivery and quality.

Another key input is foundry sand, which, due to its special characteristics, lends itself to the production of parts in the most diverse forms and molds, allowing us to save time and material.

We also highlight electricity as a relevant input to our foundry process, due to its intense use of electric furnaces. Part of the electricity used in our production process is currently purchased in



the free market. We plan to have most of our electricity purchased in the free market in the coming years, according to the terms and provisions of applicable legislation, in order to obtain greater flexibility and competitiveness in the purchase of this commodity. Regarding any outage or rationing in the supply of electricity, we have been working on new, especially gas-based, alternatives for some industrial processes. However, we currently have no alternatives to the use of electricity in the foundry process.

Regarding the other frequently used raw materials, it is our policy to establish partnerships with suppliers through sourcing agreements that are executed for a definite term (six months, one year, etc.), in order to obtain competitive costs, minimization of inventory levels, relevance in the supplier's business and streamlined and flexible processes.

Production process

In order to develop and conduct a performance review of our products, we draw on our engineering expertise, which is supported by Computer Aided Engineering (CAE) systems and robust structural analysis software. Our products' durability is tested in our own modern laboratories or in third parties' laboratories, in case of specific demands, what allows us to test our products against international standards.

To minimize the risks of a partial shutdown of our activities as a result of malfunctioning, a preventive maintenance program is in place, which is applied daily in all our production units. Trained teams supported by initiatives aimed at establishing and disseminating a culture of occupational safety are devoted to reducing the number of accidents and events that may impact the production process or adversely affect the community.

Frames

The Wheels and Frames Division of Maxion Sistemas Automotivos uses modern manufacturing equipment and systems—such as presses of different sizes, roll forming and laser cut system, robotized welding cells, customer-specific assembly lines, and e-coat and top-coat paint processes for side members, frames and other stamped components.

In general terms, these are the steps to be followed in the manufacturing process of a frame: steel plates are initially cut and the different parts are stamped and perforated along several processes, mainly through the use of presses. Once they are stamped, side members and crossbars are welded or assembled as specified by the customers, resulting in a frame or different stamped items. In the final step, the stamped items or sets undergo painting through the E-Coat process, and may also receive an additional layer of painting through Top-Coat.

The development process of a stamped item usually involves customized tooling and devices that guarantee the ongoing compliance with the dimensions and characteristics designed in the production process. They typically require from six to nine months to be ready. Each new item also requires that the physical-chemical characteristic of the material to be stamped be defined, which is carried out as a joint task with the steel mills. The development of a complete frame comprises several vital components of a vehicle and is usually carried out as a joint task with the automaker and the suppliers involved.

Wheels

We produce steel wheels for trucks, buses and agriculture machinery, in line with the key specifications set by the Brazilian and international market. In the process of manufacturing our



wheels, we use modern preforming techniques, such as cold drawing, for tube tire wheels, and cold rolling and metal spinning, for tubeless tire wheels. As to surface protection, our wheels are E-coated with lead free paint for protection against corrosion, and receive a finishing layer of Top-Coat, followed by kiln drying, which guarantees corrosion resistance in salt spray tests.

The wheel manufacturing process is initially divided into the manufacturing of the rims and disks. Rims result from the cutting of the plates into strips, which are then molded in automated lines according to the characteristics and purpose of the wheels. The disks result from the stamping of plate rings that are spinned in automated machines. Subsequently, the rims and the disks are assembled and welded, and the wheels are then E-coated, and receive a finishing layer through the Top-Coat process.

The development process of a wheel usually involves customized tooling and devices that guarantee the ongoing compliance with the dimensions and characteristics designed in the production process. They typically require from four to eight weeks to be ready. Each new item also requires that the physical-chemical characteristic of the material to be molded be defined, which is carried out as a joint task with the steel mills. The wheels are then tested for expected performance and service life. These tests usually take four weeks and may be conducted either on site or in specialized laboratories, depending on the needs and characteristics of each customer.

Railway freight cars

Railcars are developed and produced on demand for each of our customers, according to their intended use and the railroads they will run on. For that purpose, in addition to our own qualified engineering team, we rely on software that simulates the existing Brazilian railroad conditions, being then able to test the designs even before their prototypes are ready.

Once the design is complete, the prototypes are then produced and tested and, once approved, are line-produced. The line production process consists of the steel casting of the freight car components (wheels, coupling systems, trucks, pointers, etc.) and the subsequent joining of said components with other outsourced components, especially steel plates and items, such as the brake system, to assemble the freight car.

Railway wheels, railway and industrial castings

Our production of castings such as railway wheels and railway and industrial castings relies on the founding of steel in electric furnaces that are fed with scrap and ferro alloy. The liquid steel generated in the furnaces is poured into moulds prepared with special sand. Once the steel is cooled, the moulds are emptied and the cast part then undergoes a series of treatment and finishing processes, which vary according to specifications. Due to the similarity of the several types of railway wheels, their production process is highly automated. The production of railway and industrial castings, on the other hand, involves different sizes, forms, characteristics and smaller volumes, making a high degree of automation unfeasible.

The development process of cast items requires a series of developments and tests to ensure that the item's physical specifications meet its requirements for good service performance. For that purpose, we use our own software and laboratories, as well as external laboratories and the development center of Amsted Industries in the United States, which counts on state-of-the-art technology in this area.



Automotive components

The Automotive Components Division of Maxion Sistemas Automotivos uses presses of different sizes, welding lines, injection of plastic parts and zamak parts, and product- and client-specific assembly lines.

In general terms, the manufacturing process of the key items (brake levers, pedal sets, latches and locks) involves the stamping of small parts, the injection of components in plastic or zamak and the welding, assembly and packaging of the final set. The parts' painting and treatment process is outsourced to specialized suppliers. Products from this division are intended for the passenger vehicle segment, resulting in a high volume of items to be delivered just in time to automakers; the daily production control is then critical to ensure the customers' production schedule.

The development process of an item in this division involves customized tooling and devices that guarantee ongoing compliance with the dimensions and characteristics designed in the production process, as well as the high volumes established for each program. They typically require from six to nine months to be ready. However, since they further involve the fitting of the item into the vehicle, a task that is led by the auto maker or any other supplier in charge of the system, and which is sometimes conducted simultaneously with important phases of the development of the vehicle, this period may be extended to up to two years.

Quality control

All our divisions comply with strict quality control policies, and our production processes were awarded the following certifications:

- Wheels and Frames Division of Maxion Sistemas Automotivos—ISO / TS 16949 Second Edition, valid until August 2008, and ISO 14001, Second Edition, valid until June 2008, both of them certified by Bureau Veritas Quality International (BVQI);
- Automotive Components Division of Maxion Sistemas Automotivos—ISO / TS 16949 Second Edition, valid until April 2008, certified by Bureau Veritas Quality International (BVQI);
- Amsted-Maxion—ISO 9001, valid until December 2006, certified by Lloyd's Register, and AAR (American Association of Railroads) M1003, valid until September 2008, certified by IQC Inc.

In addition to the certifications above, the quality and performance of our divisions are frequently recognized and certified by our customers, with recent awards received from Ford Caminhões, Volkswagen Caminhões and DaimlerChrysler.

Due to the competition and the market demand for products of high technological quality, a quality certification issued by independent and reliable agencies is an important assessment instrument that evidences that our products and services meet the technical requirements specified in Brazilian and international standards and regulations, thus helping our sales both in the internal and external markets.



Assets

Our main property, plant and equipment consist of production line components that integrate our industrial park and are distributed among the following categories:

- *Wheels and Frames Division*: presses, roll forming system, laser cut system and painting system for stamped items; and molding equipment for the rims and disks that form the wheels, and painting systems.
- *Amsted-Maxion*: electric furnaces, molding line for railway wheels, molding equipment for railway and industrial castings and sheds for the assembly of railcars.
- *Automotive Components Division*: presses, equipment for plastic and zamak injection and assembly line devices.

As of September 30, 2005, the total net book value of our property, plant and equipment amounted to approximately R$216,700,000. The table below indicates the share of each of the categories described above in the total net book value of our property, plant and equipment:

Consolidated property, plant and equipment as of September 30, 2005	Average depreciation rate	In thousands of R$	
	% p.a.	Cost	Net
Land	—	5,337	5,337
Buildings and improvements	4	82,784	45,446
Machinery and equipment	10	253,326	99,963
Moulds	10 to 23[1]	46,293	13,836
Furniture and fixtures	10	5,300	2,978
Computer equipment	20	6,087	2,153
Other	10 and 20	1,997	994
Construction in progress	—	26,306	26,062
Maintenance inventory	—	19,931	19,931
	Total	447,361	216,700

1 Average rate of 18.9%

As of September 30, 2005, 10.6% of our net property, plant and equipment was pledged in favor of 9 banks, as guarantee for 36 financing and loan agreements in the aggregate amount of R$22,951,000, executed between November 11, 2001 and June 13, 2005, and maturing between October 17, 2005 and February 10, 2011.



Employees

As of September 30, 2005, we had 8,703 employees. The table below shows the number of employees, by field of activity, on the given dates:

	Number of Employees			
Business Unit	September 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Wheels and Frames Division	3,325	3,074	2,385	1,933
Amsted-Maxion	4,563	3,645	2,216	1,252
Automotive Components Division	800	1,170	932	800
Maxion Structural Components	—	2	2	2
Tecob	3	3	3	3
Corporate management	12	11	11	11
Total	8,703	7,905	5,549	4,001

Source: Iochpe-Maxion.

1 The amounts indicated take into account 100% of Amsted-Maxion employees, although we only hold 50% of this company's voting and total capital.

In geographical terms, 88.72% of our total employees are located in the State of São Paulo, 9.19% in the State of Minas Gerais, 2.06% in the State of Rio de Janeiro and 0.03% in the State of Rio Grande do Sul.

We have not recorded any strike in the past five years. We have a good relationship with the Unions of Metalworkers, of Workers of Mechanical Industries and Electric Material Industries of São Paulo, Osasco, Hortolândia, and Cruzeiro, in the State of São Paulo, of Contagem, in the State of Minas Gerais, and with Volta Redonda, in the State of Rio de Janeiro, of which our employees in the metalworking, mechanical and electric material sectors in each region are members. We are a party to collective bargaining agreements with each union, which are renegotiated on an annual basis.

In 2003, we recorded 93 accidents resulting in work absence (cases in which the employee remains absent from work for more than two days). In 2004, we recorded a total of 140 accidents resulting in work absence, and from January to September 2005, 146 cases were recorded. Considering accidents that resulted in an employee's absence from work for more than 15 days, we recorded 40 accidents in 2003, 50 in 2004 and 49 in the first nine months of 2005.

The efforts to reduce the number of accidents involve strict monitoring of the use of individual protection equipment, frequent security inspections, security lectures, prior assessment of hazards and levels of risk for performance of the activities, as well as emphasis on control measures, lectures at schools and to the population in general.

Our benefits policy, with benefits to all our employees, includes health care coverage, life insurance, meal programs, profit-sharing programs. The purpose of such benefits policy is to provide security and welfare to our employees. Furthermore, all our employees have access to Maxion credit cooperatives. Our Wheels and Frames Division offers a voluntary allowance to employees with children having special needs, who are able to turn to the medical services provided by APAE ("Associação de Pais e Amigos do Excepcional"), a nonprofit organization caring for the disabled, in addition to a defined contribution pension plan for management-level employees.



Our salary management system aims to provide a fair and competitive salary policy. To achieve this goal, we seek to: (i) set remuneration at levels capable to attract and retain the type of employees we need; (ii) establish the responsibilities of each function within the organization through descriptions of job position; and (iii) establish a salary policy consistent with market practice.

Our payroll, adding up remuneration, social charges, benefits and profit sharing totaled R$168.8 million for the first nine months of 2005 and R$191.5 for the fiscal year of 2004.

We currently offer no stock option plans to our employees.

For information with respect to our labor contingencies, see "—Judicial and administrative contingencies—Labor cases".

Material contracts

We only execute material contracts that are directly related with our operating activities, including financing agreements, supply agreements and agreements for the purchase of machinery and equipment.

Agreements with customers

See below a brief description of the most relevant agreements we entered into with our customers:

Companhia Vale do Rio Doce—CVRD: Relates to the supply by Amsted-Maxion of 1,276 railway freight cars, estimated to be delivered by December 2006. This agreement was entered into on November 1, 2004, as amended on March 3, 2005 and October 7, 2005.

Ferronorte S.A. Ferrovias Norte Brasil: Relates to to the supply by Amsted-Maxion of 1,150 railway freight cars, estimated to be delivered by June 2006. This agreement was executed on September 23, 2005.

Osasco railway unit subleasing agreement

In August 21, 2003, Amsted-Maxion subleased from Flanaço-Ligas Especiais Ltda., Flanel Indústria Mecânica Ltda. and Carmota Participações S/C Ltda. a portion of the industrial complex located at Rua Marechal Rondon, 1380, in the city of Osasco, State of São Paulo, leased from Cobrasma S.A. The sublease includes the building and industrial facilities for the assembling and production of railway equipment. The agreement is valid until 2013 and has been amended in 2004 and 2005 in connection with readjustments of the rent, which is currently set at R$114,500 per month.

Agreement for the purchase of assets

Hortolândia Plant: Concerns the acquisition by Amsted-Maxion of properties and assets located in the Hortolândia plant, which were judicially adjudicated to former employees of Cobrasma S/A as a result of a labor claim in the amount of R$42.0 million. The agreement was executed on May 13, 2005, with payments over a four year period, with annual installments of approximately R$10.0 million per year.

Licensing and technology transfer agreements

We executed several licensing agreements and agreements for the transfer of know-how and technology and for technological cooperation with partners and international collaborators, so



that we could acquire new technological knowledge for innovation and enhancement of our products and production processes. The most relevant agreements entail the transfer of technology by Amsted Industries to Amsted-Maxion, in the segment of railway castings and wheels, and by Batz do Brasil Ltda. to our Automotive Components Division, in the business of brake levers, pedals and jacks for passenger vehicles.

The technology transfer agreement entered into between Amsted-Maxion and Amsted Industries on February 29, 2000 provides for the access by Amsted-Maxion to all of Amsted Industries' technology, including know-how, experience, production techniques, quality control, design, maintenance of products and repair procedures for all products licensed by Amsted Industries. The compensation to Amsted Industries in consideration for such transfer is a percentage of sales varying by product. The original term of the agreement is five years. On July 4, 2005, Amsted-Maxion and Amsted Industries renewed the agreement for an additional five years.

Environment

Our industrial activities are subject to federal, state and municipal legislation regarding preservation of the environment. The Federal Constitution grants powers to the Federal and State Governments to enact laws intended to protect the environment and to publish regulations under these laws, and the same applies to municipalities regarding local interest matters. Any company that breaches the applicable environmental laws may be subject to material fines and to restrictions on its activities.

Violations of the environmental legislation may configure a crime of which both the managers and the company's legal entity may be charged. They may also result in administrative penalties, such as fines in the amount of up to R$50 million (which may double or triple in case of recurrence), and temporary or definitive suspension of activities. In addition, such sanctions will be applied irrespective of the obligation to remedy any damage caused to the environment.

The operating methods that we use put production efficiency on equal grounds with compliance with the rules and requirements provided for in the applicable environment protection legislation. For our collaborators and managers, efficiency implies reducing the use of any substances that are potentially harmful to the environment, in addition to the proper treatment and disposal of waste, under the guidance and supervision of official environmental control agencies. It further implies optimizing the use of natural resources.

In order to standardize the best environmental practices, as well as to identify and solve any nonconformities, the industrial units have "Environmental Management Committees," which are formed by employees of several departments, especially those directly involved with the production process. They are also in charge of creating educational and motivational campaigns and specific initiatives, in addition to establishing communication channels with the community, thus disseminating the importance of attitudes that avoid or reduce the production of waste and foster the reuse and recycling of materials.

All industrial units have structured selective recycling programs in place, under the coordination of the Environmental Management Committees. In Cruzeiro, the Wheels and Frames Division of Maxion Sistemas Automotivos already holds an ISO 14001 certification attesting its commitment to environmentally sound operating methods. All processes used to eliminate waste and treat acid waste, industrial waste and sewage are in line with the highest requirement standards, and duly licensed in accordance with the environmental legislation.



Environmental liabilities

As of September 30, 2005, no activities have ever been interrupted due to lack of compliance with the environmental legislation or irregularities in our plants.

Our relevant environmental liabilities identified so far relate to foundry sand resulting from the foundry process and accumulated over time in the yard of Amsted-Maxion's industrial unit in Cruzeiro, State of São Paulo, and to the exhaust system for the electric furnaces in the same unit.

In compliance with our principles for good environmental practices, we are executing an instrument of adjustment of conduct with CETESB (the environmental agency of the State of São Paulo) through which we undertake to give the proper final disposition to such waste by August 2008 and to improve the exhaust system of the Cruzeiro unit by October 2006. We currently recycle approximately 71% of the foundry sand we use and give the proper final disposition to the remaining portion.

We are in good standing regarding the environmental licensing of our industrial plants.

All our operating licenses are subject to renewal in a period of not more than five years, and this renewal should be applied for at least 120 days before expiration of the term of validity. In the past, we have been able to renew our environmental licenses.

Trademarks and patents

Our main trademarks are "Maxion", "Amsted Maxion" and "AM," which are registered with the *Instituto Nacional de Propriedade Intelectual—INPI* ("INPI") under seven different classes of products and services related to our activities.

We currently have approximately 12 patents granted by or under analysis with the INPI. Our patents relate to the following products:

- tube tire wheels for transportation vehicles;
- railway trucks;
- railway freight cars and certain components;
- fixing, locking, opening and closing systems used in railway freight cars; and
- braking structural system and support system.

Insurance

It is our policy to carry insurance coverage with leading insurance companies for all our industrial park, so as to be able to replace any damaged machinery, equipment or building. In addition to the coverage mentioned above, we carry general civil liability insurance for third party damages, as well as recall insurance for services, in order to give support for any damages caused by the products we manufactured. We also carry life insurance for all our employees, with coverage equivalent to 24 times their wage and health insurance, with different coverage brackets. We do not carry insurance for loss of profit.

Judicial and administrative contingencies

We are currently a party to different administrative and judicial proceedings involving taxes, labor obligations and civil liability. As of September 30, 2005, the actions to which we were a



party represented a consolidated total contingency of approximately R$149.5 million, of which R$58.1 million have been provisioned. Additionally, as of October 31, 2005, we received a tax assessment notice from the Secretaria da Receita Federal (the Federal Revenue Office) in the total amount of approximately R$105.2 million, regarding income tax and social contribution accruing on transactions of sale of securities and credits given for debt payment (see below a description of the tax proceedings). Since this is an administrative proceeding in its initial phase, we made no provision for this contingency.

The amount to be accrued is calculated on the basis of the amounts actually claimed and according to the opinion of the inside and outside counsel in charge of such cases, and provisions are made only for those cases for which we estimate a probable loss.

The table below shows the consolidated position of our contingencies, as well as the provision and the amounts deposited, as of September 30, 2005.

(in thousands of R$)	Deposits	Provision	Contingencies
Labor	866	4,484	19,024
Civil	33	517	14,117
Tax	6,116	53,133	116,350
Total	7,015	58,134	149,491

See below a brief description of each of the proceedings to which we are a party, according to their nature, as well as an individual description of the proceedings and contingencies in excess of R$15.0 million.

Labor cases

As of September 30, 2005, we were a party to 276 labor claims, which then represented a total contingency of approximately R$19.0 million, of which R$4.5 million have been provisioned. The main claims include, among others, overtime, risk premium and allowance for health hazard, salary parity, severance pay, Fundo de Garantia por Tempo de Serviço (Government Severance Indemnity Fund for Employees, or FGTS) and fines regarding the Collor and Verão government plans.

Civil proceedings

As of September 30, 2005, we were a party to 19 administrative and judicial civil proceedings, which then represented a total contingency of approximately R$14.1 million, of which R$0.5 million has been provisioned.

Tax proceedings

As of September 30, 2005, we were a party to 65 judicial and administrative tax proceedings, which then represented a total contingency of R$116.4 million, of which approximately R$53.1 million has been provisioned. There is also a tax liability in the approximate amount of R$5.4 million referring to the remaining outstanding balance of the Parcelamentos Fiscais (the Program for Payment of Tax Debts in Installments) for which we and our subsidiaries applied.



The most relevant consolidated tax contingencies involve corporate income tax ("IRPJ"), excise tax ("IPI"), social contribution intended for the social integration program ("PIS/PASEP"), social contribution for social security funding ("COFINS"), and contribution to FINSOCIAL ("FINSOCIAL"). We describe our most relevant tax contingencies below:

IPI premium credit

The IPI premium credit, created by Decree Law No. 491 of 1969, was an incentive to exporters effected through the granting of IPI tax credits based on the value of exports, as reimbursement for taxes paid internally. The incentive was suspended and later terminated by the Ministry of Finance in June 30, 1983. However, before its termination, as a way of stimulating exports, Decree-Law No. 1,894 of 1981 was enacted, granting to exporters the right to use the premium credit for an indeterminate term. With the promulgation of the Constitution of 1988, all incentives that were not restated by law within two years were supposed to be terminated. Law No. 8,402 of 1992 restated several incentives granted under the prior Constitution, including the provisions that extended to exporters the benefits granted by law to exports, among them the premium credit, without, however, expressly restating the IPI premium credit.

Based on decisions rendered by the Superior Court of Justice (STJ) since 1999, which affirmed the interpretation that Decree-Law No. 1,894 of 1981 kept the premium credit benefit in force, beginning in 2002 we started to calculate IPI premium credits in accordance with the provisions of Decree Law No. 491 of 1969, as amended, and requested initially reimbursement and later set-off of credits against future taxes levied by the Federal Revenue Office. The set-off of IPI premium credits may be revoked if final decisions against us are rendered in such requests. The value involved is R$32.0 million. In a recent case decided by the First Section of the STJ on November 9, 2005, the court interpreted that the incentive was in force until 1983 only and therefore we believe that the chance of an unfavorable decision in such lawsuits is "probable".

Maxion Componentes Estruturais and Amsted-Maxion received on August 31, 2004 ten tax assessment notices relating to the penalty of 150% of IPI premium credits allegedly unduly offset. The amount involved in such notices is R$34.1 million. All the administrative proceedings were resolved in our favor by the Second Administrative Court of the Federal Revenue Office in Ribeirão Preto and appeals are currently pending with the Second Taxpayers Council, except for one proceeding, in the amount of R$20,444, in which we obtained a final favorable decision. We believe that the chance of an unfavorable decision in such proceedings is "remote".

PIS / COFINS

In June 1999, we filed lawsuits questioning the legality of contributions relating to COFINS and PIS, in the manner required under Law No. 9,718 of 1998, and ceased payments relating to such contributions from June 1999 until October 2003. The litigation is based on the fact that sales and revenues are distinct concepts and the constitutional provisions at the time of enactment of Law No. 9,718 of 1998 did not warrant taxation of social contributions based on revenues. Given that an injunction that waived the requirement of depositing disputed amounts relating to such contributions was revoked by the Federal Regional Court, in October 2003 we deposited all amounts due. The amount of such actions is approximately R$15.0 million. In December 2005, the Federal Supreme Court issued a final decision in our favor, in the amount of R$8.5 million. We believe that the chance of an unfavorable decision in such lawsuits is "remote".




Additionally, as of October 31, 2005, we received a tax assessment notice from the Federal Revenue Office, which we describe below:

IRPJ/ CSLL

In October 31, 2005, we received a tax assessment notice issued by the Federal Revenue Office relating to an alleged tax debt involving the omission of income resulting from day-trade transactions and placement of medium-term securities abroad. According to the tax authorities, the day-trade transaction was simulated to justify the inflow of financial funds into our equity. Additionally, the Federal Revenue Service also notified us due to the placement of medium-term securities abroad. The payment to one of the holders of such notes was made by satisfaction and accord in the form of a credit that we held against our subsidiary Newbridge Strategic Partners, headquartered in the Cayman Islands. The tax authorities disallowed the satisfaction and accord on the grounds that this case was also a simulation. They also claim that said transaction was registered with the Central Bank of Brazil as debt waiver. In this way, the tax authorities considered the amounts received from the day-trade transactions and the amounts paid to the creditor of the medium-term notes as taxable income. In both cases, a qualified fine of 150% was applied. The amount involved in this contingency is approximately R$105.2 million. We believe that the chance of an unfavorable decision in such contingencies is "remote".

Management

Our management consists of a board of directors and a board of executive officers, which are described in summary below:

Board of directors

Our board of directors is responsible for establishing our general business policies and guidelines, including long-term strategy. According to our by-laws, our board of directors is composed of eight members, elected for a term of office of one year, reelection being permitted. The members of the board of directors remain in office until their successors are elected and take office.

Our board of directors meets whenever called by its chairperson, or jointly by two board members. The meetings of our board of directors must be held with the presence of the majority of its members, and the resolutions are taken by affirmative vote of a minimum of 75% of its members.

Of the eight members of the board of directors, six have been directly or indirectly designated by members of Companhia Iochpe and two by BNDESPAR, in accordance with our Shareholders' Agreement (for more information, see "Principal and selling shareholders" in this offering memorandum).

The names, titles and dates of election and end of term of office of the board members and their deputies are the following:

Name	Deputy	Title	Date of Election	End of Term of Office
Ivoncy Brochmann Iochpe	João Carlos Silvério	Chairman	3/21/2005	3/21/2006
Daniel Iochpe	Gustavo Iochpe	Board Member	3/21/2005	3/21/2006
Iboty Brochmann Iochpe	Moacir Kwitko	Board Member	3/21/2005	3/21/2006
Mauro Knijnik	None	Board Member	3/21/2005	3/21/2006
Mauro Litwin Iochpe	Leandro Kolodny	Board Member	3/21/2005	3/21/2006
Clayton Crystallino da Rocha	Jose Wellington M. de Araújo	Board Member	3/21/2005	3/21/2006
Caio Marcio de Ávila Martins Pinhão	Haroldo Fialho Prates	Board Member	3/21/2005	3/21/2006
Nildemar Secches	Salomão Iochpe	Board Member	3/21/2005	3/21/2006



Brief biographical descriptions of the effective members of our board of directors and their respective deputies are presented below:

Effective members

Ivoncy Brochmann Iochpe

Chairman of the board, designated by Companhia Iochpe, 65 years old, he holds a graduate degree of the School of Economic Sciences of the Federal University of Rio Grande do Sul. He is ex-chairman of the Institute for Industrial Studies and Development (IEDI), as well as a member of the Council for Business and Trade Development of the Ministry of Foreign Relations of Brazil. He has been our board member since 1984.

Daniel Iochpe

Designated by Companhia Iochpe, 67 years old, he is an engineer graduated from the Federal University of Rio Grande do Sul. He has been our board member since 1984.

Iboty Brochmann Iochpe

Board member designated by Companhia Iochpe, 56 years old, he is graduated in economic sciences from the Federal University of Rio Grande do Sul. He has been our board member since 1984.

Mauro Knijnik

Designated by the minority shareholders, out of a three-name list submitted by the controlling shareholders, 65 years old, he is graduated in economics from the Federal University of Rio Grande do Sul—UFRGS. He was secretary of finance of the State of Rio Grande do Sul, chairman of the board of directors of Banco do Estado do Rio Grande do Sul—BANRISUL, chairman of the Financial Coordination Council of the State of Rio Grande do Sul and our vice-president. He has been a member of our board since 1984.

Mauro Litwin Iochpe

Board member designated by Companhia Iochpe, 56 years old, he is graduated in business administration from the Pontifical Catholic University of Porto Alegre—Rio Grande do Sul. He has been our board member since 1992.

Clayton Crystallino da Rocha

Board member designated by BNDESPAR, 54 years old, he is an accountant. He has been with BNDES since 1982, presently holding the position of manager of the Monitoring Department of the Capital Market area. He was a member of the board of directors of Tupy, Ferronorte/Ferroban and Companhia Petrolifera Marlim, and has been our board member since 2003.

Caio Marcio de Ávila Martins Pinhão

Board member designated by BNDESPAR, 49 years old, he holds an engineering graduate degree of the Federal University of Rio de Janeiro, specialized in mineral technology, and holds a



master's degree in energy planning by the COPPE/UFRJ. He has been with BNDES since 1993 and presently holds the position of manager in the Priorities Department of the Planning Area. He has been our board member since 2003.

Nildemar Secches

Board member designated by Companhia Iochpe, 56 years old, he is graduated in mechanical engineering from the University of São Paulo, with a master's degree in finance from the Pontifical Catholic University of Rio de Janeiro and a PhD in economics from Unicamp-Campinas. President of Empresas Perdigão since 1995, he is also the chairman of the board of directors of Weg and member of the board of Ultrapar since 2002. He has been our board member since 2004.

Deputy members

Gustavo Iochpe

Deputy member designated by Companhia Iochpe, 28 years old, he is graduated *magna cum laude* from University of Pennsylvania—Strategic Management (B.S., Wharton School), Political Science (B.A., College of Arts Sciences), with a master's degree in economic development and international economy from Yale University. Columnist of Folha de São Paulo (1996-2000), Folha Online (2000-2001), Gazeta Vargas (2002) and Revista Educação (2005-). He is advisor of Banco Mundial/PNUD for the Brazilian Ministry of Education. He is the founder and president of G7 Investimentos.

João Carlos Silveiro

Deputy member designated by Companhia Iochpe, 72 years old, he holds a law degree from Faculdade de Direito da Universidade Federal do Rio Grande do Sul—UFRGS. He is director-partner of Silveiro Advogados and member of several non-governmental sector institutions.

José Wellington Marques de Araújo

Deputy member designated by BNDESPAR, 45 years old, he holds an accounting degree from UERJ, and executive MBA from UFRJ. He works for BNDES since 1979 where he is currently Accountant in the Capital Markets Department.

Haroldo Fialho Prates

Deputy member designated by BNDESPAR, 45 years old, he holds an engineering degree from PUC/RJ. He works for BNDES since 1984 where he is currently Chief of the Heavy Industry Department in the Industrial Area. He is deputy member of Tupy.

Leandro Kolodny

Deputy member designated by Companhia Iochpe, 64 years old, he holds an agronomy degree from Universidade Federal do Rio Grande do Sul—UFRGS. He is post-graduated in economy and rural management from UFRGS. He worked as officer for several companies affiliated with Iochpe-Maxion and is managing partner of Nudelmann Kolodny Ltda.

Moacir Kwitko

Deputy member designated by Companhia Iochpe, 59 years old, he holds an engineering degree from Universidade Federal do Rio Grande do Sul—UFRGS. He is post-graduated in economy from COPPE at Universidade Federal do Rio de Janeiro. He is managing partner of EMI Empreendimentos Imobiliários Ltda.

Salomão Iochpe

Deputy member designated by Companhia Iochpe, 42 years old, he is graduated in electric engineering from UFRGS. He holds an MBA degree from Weatherhead School of Management, economics and finance degree and certificate of political studies from Paris Institute of Political Studies. He was president of CEV Componentes Eletrônicos and of Midland Steel Products Corp. He is currently managing partner of BMA Automotive LLC.

Board of executive officers

Our board of executive officers is composed of a minimum of three members and a maximum of 12 members, who may or may not be shareholders, and is responsible for managing our business in general and performing all necessary or convenient acts, as well as carrying out the resolutions taken by our board of directors. Our officers have individual responsibilities that are established by our board of directors and by-laws, holding positions for a term of office of one year, reelection being permitted, and must remain in office until their successors are elected and take office.

Meetings of the board of executive officers are called by the chief executive officer or, in his/her absence, by any two members jointly, whenever required for the corporate businesses, and they are only installed with the presence of the majority of the members. The resolutions of our board of executive officers are taken by majority vote of the members present, with the chief executive officer having the casting vote.

The names, titles and dates of election and end of term of office of our executive officers are the following:

Name	Title	Date of Election	End of Term of Office
Dan Iochpe	Chief Executive Officer	3/21/2005	3/21/2006
Armando Ulbricht Júnior	Officer with no specific title	3/21/2005	3/21/2006
Oscar Antônio Fontoura Becker	Corporate Financial and Investors' Relations Officer	3/21/2005	3/21/2006
Marcos Luchese	Officer with no specific title	3/21/2005	3/21/2006

A brief biographical description of each of our executive officers is presented below:

Dan Iochpe

He is 40 years old and graduated in 1986 from the Federal University of Rio Grande do Sul, with a master's degree in 1988 from Escola Superior de Propaganda e Marketing (ESPM)—São Paulo, and an MBA from the Amos Tuck School of Dartmouth College (USA) in 1991. He started working

for the company in 1986 where he had a number of positions until June 1996, when he left to take on the presidency of AGCO in Brazil. He returned in 1998, assuming the position of chief executive officer in the same year.

Armando Ulbricht Júnior

He is 59 years old and graduated in mechanical engineering from the University of São Paulo (USP). He worked at Engesa—Engenheiros Associados S.A. from 1975 to 1985, and joined us in 1986. He holds the position of director superintendent of the Wheels and Frames Division of Maxion Sistemas Automotivos since 1990.

Oscar Antônio Fontoura Becker

He is 53 years old and graduated in business administration from the São Judas Tadeu College. He joined us in 1983. He was the chief executive officer of Iochpe Seguradora from 1989 to 1994 and holds the position of our corporate financial and investor relations officer since 1994.

Marcos Luchese

He is 46 years old and graduated in mechanical engineering from the Pontifical Catholic University (PUC) of Rio Grande do Sul. He joined us in 1981 as an intern, and holds the position of director superintendent of the Automotive Components Division of Maxion Sistemas Automotivos since 1997.

Compensation

For the fiscal year ended December 31, 2004, the total compensation, including benefits, paid to our directors and executive officers amounted to R$3.0 million.

Fiscal council

We have a permanent fiscal council composed of three regular members and an equal number of alternates, who may or may not be shareholders, elected by the annual shareholders' meeting, which establishes their compensation within the legal limits. Our fiscal council has the duties and powers conferred on it by law. The term of office of the members of our fiscal council is one year.

The primary responsibility of our fiscal council, which is independent from management and from the independent auditors designated by our board of directors, is to analyze the financial statements and report on them to our shareholders. Our fiscal council is also responsible for preparing opinions concerning (i) proposals for change in capital stock; (ii) issuance of debentures or warrants; (iii) investment plans or capital budgets; (iv) distribution of dividends; and (v) corporate restructuring submitted for analysis. Our fiscal council also supervises, both through any one of its members or as a board, the acts of the directors and officers, for compliance with all of their legal and statutory duties.



Below are the names and dates of election and end of term of office of the current effective members of our fiscal council and their respective deputies:

Name	Deputy	Date of Election	End of Term of Office
Ademar Rui Bratz	Angélica Flessas	3/21/2005	3/21/2006
Luciano Carvalho Ventura	Cláudio Vilar Furtado	2/21/2005	3/21/2006
Mauricio Diácoli	Flávio Torriani	3/21/2005	3/21/2006

A brief biographical description of each member of our fiscal council and their respective deputies is presented below:

Effective members

Ademar Rui Bratz

58 years old, he graduated in business administration from the Federal University of Rio Grande do Sul, with an MBA from Syracuse University, United States of America. In addition to being a member of our fiscal council, he is also a consultant for Olvebra Industrial S.A.

Luciano Carvalho Ventura

58 years old, he holds a master's degree from the School of Business Administration of São Paulo—Getúlio Vargas Foundation. For 13 years, he was active in the economic/financial area of companies belonging to a Brazilian group, holding executive positions. He is presently engaged in providing consulting on corporate governance and advise for and representation of shareholders, with participation in the boards of directors and fiscal councils of other companies.

Mauricio Diácoli

45 years old, he holds a bachelor's degree in accounting from FMU-USP, with professional extension in the areas of finance and accounting, as well as specialization in domestic and international accounting (US GAAP). He has more than 15 years' experience in an international auditing and consulting company.

Deputy members

Angélica Flessas

44 years old, she holds an accounting degree from PUC-RS. She has been working for 25 years in the accounting and fiscal area of companies, including seven years of experience in companies affiliated with Iochpe-Maxion. She is managing partner of Account.

Cláudio Villar Furtado

58 years old, he holds an economy and doctor degree from Fundação Getúlio Vargas (FGV). He is professor of enterpreneurial finance and private equity at FGV.

Flávio Torriani

45 years old, he holds an economy degree from PUC-RS. He holds post-graduate courses from New York University, FGV-SP and Fundação Dom Cabral. He is officer of commerce and new businesses of Ungaretti Gestão de Seguros.



Committees

We have committees acting in an advisory capacity to the board of directors, with defined objectives and functions, that may or may not be composed of members of our management. It is the board of directors' duty to establish the rules that are applicable to the committees, including rules concerning composition, term of office, remuneration and operation.

Audit committee

The audit committee is composed of three members, with a term of office of one year, designated by the board of directors, at least one of whom is a board member. The duties of the audit committee are the following:

- to evaluate and recommend to the board of directors the firms to be engaged as independent auditors;
- to recommend and render an opinion on the compensation for independent auditing and the terms proposed for engagement;
- to render an opinion on the designation and replacement of the senior internal auditing executive (or general accountant);
- to render an opinion on the results of each independent audit, including exceptions presented in the independent auditors' opinion;
- to review the company's quarterly balance sheets, focusing on consistency and quality;
- to review our processes and controls for identification by the board of executive officers of critical matters, as well as financial and regulatory risks;
- to evaluate the systems for advance warning concerning effective risks and potential risks, as well as our risk management policy;
- to evaluate the policies and practices to ensure the consistency of our financial reports;
- to evaluate the effectiveness of our internal controls and to recommend changes whenever necessary;
- to evaluate proposed changes to our accounting principles and practices;
- to evaluate the performance of our financial and auditing (internal and independent) team; and
- to monitor our compliance.

The names and dates of election and end of term of office of the present members of our audit committee are below:

Name	Date of Election	End of Term of Office
Mauro Knijnik	8/20/2005	3/21/2006
Mauro Litwin Iochpe	8/20/2005	3/21/2006
Pedro Ozires Predeus	8/20/2005	3/21/2006

A brief biographical description of each member of our audit committee is presented below:

Mauro Knijnik

Member of our board of directors. For more information see the biography presented in "Board of directors."

Mauro Litwin Iochpe

Member of our board of directors. For more information see the biography presented in "Board of directors."

Pedro Ozires Predeus

Born in 1944. Accountant, worked for 30 years with PricewaterhouseCoopers, where he reached the position of partner. He has been a member of our audit committee since August 20, 2005.

Variable compensation committee

The variable compensation committee is composed of three members, for a term of office of one year, designated by the board of directors, who may or may not be board members. The duties of the variable compensation committee are the following:

- to review and recommend to the board of directors the salary, bonus, share purchase options and any other benefits for our executives;
- to periodically review and recommend any necessary changes to the policies and programs for remuneration of our executives, in order to verify whether they are in accordance with the market and with the performance of the executives; and
- to periodically review and evaluate our program for granting options and to make recommendations to the board of directors.

The names and dates of election and end of term of office of the present members of our variable compensation committee are below:

Name	Date of Election	End of Term of Office
Nildemar Secches	2/23/2005	3/21/2006
Caio Marcio de Ávila Martins Pinhão	2/23/2005	3/21/2006
Geraldo Hess[1]	2/23/2005	3/21/2006

1 Deceased in October 2005.

A brief biographical description of each member of our variable compensation committee is presented below:

Caio Marcio de Ávila Martins Pinhão

Member of our board of directors. For more information see his biography in "Board of directors."

Nildemar Secches

Member of our board of directors. For more information see his biography in "Board of directors."

Stock option plans

We have no stock option plans for directors or officers.

Principal and selling shareholders

Since March 2005, we have a total of 53,232,304 book entry registered outstanding shares with no par value, of which 34,803,707 are preferred shares and 18,428,597 are common shares. We do not hold any treasury stock.

We have authorization to increase our capital stock, regardless of any amendment to our by-laws, up to an additional 6,000,000 shares (4,000,000 preferred shares and 2,000,000 common shares). For information with respect to the *quorum* necessary to approve an increase in our capital stock, within the authorized capital, see "—Shareholders' agreement".

The following table contains information on the quantity of common and preferred shares and on the total shares issued by us, held by our shareholders with 5% or more of our shares, by our board members and by the Selling Shareholders, on the date of this offering memorandum and after this offering.

Shareholder	Common Shares		Preferred Shares[1]		Total Shares	
BNDESPAR[1]	3,582,754	19.4%	18,082,705	52.0%	21,665,459	40.7%
Companhia Iochpe[2]	13,343,106	72.4%	128,677	0.4%	13,471,783	25.3%
FPS[1]	429,296	2.3%	3,561,469	10.2%	3,990,765	7.5%
Fundo Sinergia[1]	—	0.0%	5,641,527	16.2%	5,641,527	10.6%
Board Members	106,396	0.6%	310	0.0%	106,706	0.2%
Officers	—	0.0%	4,820	0.0%	4,820	0.04%
Others	967,045	5.2%	7,384,199	21.2%	8,351,244	15.6%
Total	18,428,597	100.0%	34,803,707	100.0%	53,232,304	100.0%

1 Selling shareholders.

2 The figures for Companhia Iochpe include the direct and indirect interests of holders of common shares that constitute our controlling block in accordance with the current Shareholders' Agreement involving us.

The table below shows our ownership structure after this offering:

Shareholder	Common Shares		Preferred Shares		Total Shares	
BNDESPAR[1,2]	3,582,754	19.4%	9,612,777	27.6%	13,195,531	24.8%
Companhia Iochpe[3]	13,343,106	72.4%	128,677	0.4%	13,471,783	25.3%
FPS[2]	429,296	2.3%	—	0.0%	429,296	0.8%
Fundo Sinergia[2]	—	0.0%	—	0.0%	—	—
Board Members	106,396	0.6%	310	0.0%	106,706	0.2%
Officers	—	0.0%	4,820	0.0%	4,820	0.0%
Others	967,045	5.2%	25,057,123	72.0%	26,024,168	48.9%
Total	18,428,597	100.0%	34,803,707	100.0%	53,232,304	100.0%

1 Considering no exercise of the overallotment option.

2 Selling shareholders.

3 The figures for Companhia Iochpe include the direct and indirect interests of holders of common shares that constitute our controlling block in accordance with the current Shareholders' Agreement involving us.

Description of the principal and selling shareholders

BNDESPAR

BNDES Participações S.A.—BNDESPAR is a wholly-owned subsidiary of Banco Nacional de Desenvolvimento Econômico e Social—BNDES that acts in the Brazilian capital markets, through investments in a number of companies that are considered by BNDESPAR to be strategic for the development of Brazil. Among its objectives is that of contributing to the strengthening of the capital markets, through increases in the offer of securities and democratization of the ownership of capital of companies.

Fundo de Participação Social—FPS

Fundo de Participação Social—FPS, whose operating agent is BNDES, was created by Decree No. 79459/77 as a sub-account of the PIS-PASEP Social Participation Fund, with the purpose of promoting the participation of workers in companies that are controlled by Brazilian domestic capital and registered with the CVM, by means of diversified investments in the form of shares and debentures convertible into shares, thus contributing to the development and strengthening of the capital markets.

Fundo Sinergia

Fundo Sinergia is a fund for investment in shares, created on the terms of CVM Instruction No. 409, of August 18, 2004, as amended, which is intended exclusively for qualified investors and has the purpose of investing the funds of its quotaholders in shares, warrants and other securities issued by publicly-held companies. BNDESPAR is one of the major quotaholders of Fundo *Sinergia, with 32.5% of all quotas.*

Companhia Iochpe

Companhia Iochpe is a holding company controlled by Infipar Participações Ltda., Degus Participações Ltda., IBI Participações e Negócios Ltda. and ISI Participações Ltda., each of them controlled by members of the Iochpe family and all part of our controlling block. In 2005, Companhia Iochpe started to transfer its direct participation in Iochpe-Maxion to the family members' holding companies mentioned above, and shall in due time transfer all of its participation to such holding companies.

Shareholders' agreement

Shareholders' agreement—Iochpe-Maxion

We have currently in effect a shareholders' agreement that was executed on December 20, 2001, the parties to which are Companhia Iochpe and BNDESPAR.

Among the provisions of the agreement, Companhia Iochpe is entitled to designate six members of the board of directors and an equal number of alternates, while BNDESPAR has the right to designate two members and an equal number of alternates. The agreement provides that meetings will be held prior to each meeting of the board of directors to resolve by majority vote the matters that will be addressed in the relevant meeting of the board of directors. If there is divergence between the decision approved in the prior meeting and the vote of any of the board members in the meeting of the board of directors, the decision approved in the prior meeting will always prevail.

The agreement provides that certain matters must be approved by 75% of the members of the board of directors, such as: (a) election or removal of officers and establishment of their remuneration; (b) sale, acquisition, assignment for use, leasing, creation of encumbrances or liens on any of our permanent assets or of any of our subsidiaries' permanent assets, the amount of which is equal to or greater than R$7,500,000.00; (c) the granting of corporate guarantees outside of the normal course of business, or for an amount equal to or greater than R$7,500,000.00; and (d) execution of agreements, including loans or financing, for an amount equal to or greater than 10% of the company's net worth.

The agreement also provides that each shareholders' meeting will be preceded by meetings for review of matters to be discussed in the shareholders' meeting, provided that the quorum for resolution in such prior meetings will be that required for resolution in the shareholders' meeting. For as long as there has not been a resolution on the matter in a prior meeting, the matter cannot be submitted for decision by our shareholders' meeting. A shareholder that fails to attend the prior meeting is required to vote in the shareholders' meeting in accordance with what was resolved in the relevant prior meeting and, if there is a divergence between the decision approved in the prior meeting and the vote of any one of the shareholders in the shareholders' meeting, the decision approved in the prior meeting will prevail.

According to the agreement, certain matters must be approved in a shareholders' meeting by shareholders that represent at least 75% of the voting capital, such as: (a) change of business purpose; (b) creation of preferred shares or increase in the number of existing classes of preferred shares, without maintaining the proportion with the other classes of preferred shares; (c) changes in the preferences, privileges and conditions for redemption or repayment of preferred shares, or creation of a more favored new class; (d) reduction of the mandatory dividend; (e) participation in any consolidation, merger, spin-off and incorporation of shares; (f) capital increase, in any form, including authorized capital; (g) issuance of any securities that are convertible into or exchangeable with shares for private or public subscription; (h) issuance of bonds, debentures, subscriptions bonuses or any other type of security, for public or private subscription; (i) our participation or of our subsidiaries' participation in other ventures or activities, even if in their business purposes; and (j) creation of new subsidiaries, acquisition of control or of relevant equity interests in other companies. Pursuant to our Shareholders' Agreement, all deliberations must be approved by 75% of shareholders' votes and each shareholder will have the right to as many votes as such shareholder holds seats in our Board of Directors.

BNDESPAR has the right to sell, subject to a condition precedent, the common shares that it holds in our capital stock in the market or through a public auction. The other shareholders have the right to buy such shares on the same selling conditions, but if they do not do so, the sale to third parties is permitted. In such case, the other shareholders have the right to request that BNDESPAR include, either partially or in total, their own common shares in the transaction (tag along).

The agreement is valid until October 26, 2013.

Shareholders' agreement—Amsted-Maxion

Amsted-Maxion has currently in effect a shareholders' agreement that was executed on February 29, 2000, the parties to which are Amsted Holding do Brasil Ltda and us.

Pursuant to the agreement, each one of the shareholders has the right to designate two members of the board of directors, the chairperson and the vice-chairperson of the board of directors being elected by each one of the shareholders through a rotating system.

The agreement provides that certain matters are subject to the authority of the board of directors, which will always resolve by the affirmative vote of three members: (a) acquisition or subscription by Amsted-Maxion or by its subsidiaries of securities/equity interests in other companies; (b) granting of a guarantee or indemnity by Amsted-Maxion in respect of debts or obligations of a company which is not one of its subsidiaries'; (c) contracting of loans, granting of any financial assistance or execution of any agreement with the shareholders or any companies controlled by the shareholders; (d) election of the officers and establishment of its remuneration and duties; (e) contracting of any debt or obligation by Amsted-Maxion or by its subsidiaries that exceeds the amount of U.S.$100,000, unless such obligations are contracted in the normal course of Amsted-Maxion's business; (f) extension of the terms of loans or of payment advances by Amsted-Maxion or by its subsidiaries, in excess of a total amount of U.S.$50,000; (g) creation by Amsted-Maxion or by its subsidiaries of guarantees of any kind, whether financial or on permanent assets; and (h) the exercise of the voting rights of Amsted-Maxion in a shareholders' meeting or in a quotaholders' meeting of its subsidiaries, as the case may be.

The agreement establishes that the shareholders jointly choose the chief executive officer. In turn, the chief executive officer must designate and submit for approval by the board of directors the chief financial officer, the marketing and sales officer, two industrial officers, one industrial engineering officer. In the event of non-approval, such officers will be directly elected by the board of directors.

The agreement provides that matters submitted for approval by the shareholders' meeting must be approved jointly by Amsted Holding do Brasil Ltda and us.

The agreement is valid for 25 years, until February 28, 2025.



Certain transactions

In the ordinary course of our business, we carry out transactions with related parties at prices, terms, financial charges and other conditions in accordance with usual market practice. These transactions include, among others, shared services agreements, consulting agreements, loan agreements, financing agreements and guarantee by *aval*.

See below a brief summary of the main agreements between us and our holding company, subsidiaries and members of our management.

Shared services agreement

On February 29, 2000, in an attempt to reduce costs and expenses, Amsted-Maxion and Maxion Componentes Estruturais entered into an agreement for the sharing of infrastructure and facilities located on the properties owned by the parties in the City of Cruzeiro, State of São Paulo, since these properties are adjacent and located in the same industrial plant. Each party will bear the cost relating to the maintenance and administration of the facilities located on its property and all will contribute to any investments to increase or develop the production capacity of the facilities if the project is of interest for them all. The agreement is valid for 25 years. Expenses with infrastructure and facilities that relate to this agreement involved R$4.4 million in 2004, and R$4.4 million in the first nine months of 2005.

Agreements with members of our management

Maxion Structural Components USA, Inc. has an agreement with BMA Automotive LLC ("BMA"), a company controlled by Salomão Iochpe, resident in Ohio, USA, and an alternate member of our board of directors. Under this agreement, BMA will provide consulting services for our Wheels and Frames Division, serving certain customers and developing new supply programs in the United States and Canada. Expenses relating to this agreement involved U.S.$69,000 in 2004, and U.S.$88,000 in the first nine months of 2005.

Agreements with related parties

	Parties	Total cost (% p.a.)	Term	Value September 2005 (in R$ thousands)	Termination
Fundo de Comércio	Iochpe-Maxion S.A. / Tecob Cobranças, Representações e Comércio Ltda.	None	None	18,600	None
Fundo de Comércio	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	19.56	12/31/2006	2,974	None
Loan	Iochpe-Maxion S.A. / Maxion Structural Components USA, Inc.	USD + 1.41	10/31/2005	6,775	None
Loan	Iochpe Holdings LLC / Iochpe-Maxion S.A.	6.00	09/30/2006	52,443	None
Working Capital Loan	BNDES / Maxion Sistemas Automotivos Ltda.	TJLP + 4.20	06/15/2007	31,429	None
Guarantee	Iochpe-Maxion S.A. / Maxion Sistemas Automotivos Ltda.	None	12/07/2009	81,683	None
Guarantee	*Iochpe-Maxion S.A. / Amsted* Maxion Fundição e Equip.Ferrov. S/A	None	12/15/2008	70,921	None



Description of capital stock

General

We are a publicly-held corporation (*sociedade por ações de capital aberto*) organized under the laws of Brazil and registered with CVM under No. 011932.

Capital stock

Our capital stock is currently R$161,463,287.99, all of which has been subscribed and fully paid-in, divided into 53,232,304 registered and book-entry shares, without par value, of which 34,803,707 are preferred shares and 18,428,597 are common shares.

Our capital may be increased, regardless of any amendments to our by-laws, by up to 6,000,000 shares, of which 4,000,000 would be preferred shares and 2,000,000 would be common shares. For information with respect to the *quorum* necessary to approve an increase in our capital stock, within the authorized capital, see Section "Principal and selling shareholders—Shareholders' agreement".

We do not have any shares held in treasury.

History of capital stock

In the last three years, our capital stock has not been reduced or increased. On March 21, 2005, a special shareholders' meeting approved, among other matters, the 50 for 1 reverse split of our common and preferred shares. Since April 25, 2005, our shares are traded in a standard lot of 100 shares on a price-per-share basis.

Corporate purpose

Article 3 of our by-laws (estatuto social) provides that our corporate purpose is the manufacture of (a) wheels for trucks, buses and agriculture machinery; (b) bodies and stamped structural components for trucks, buses and light commercial vehicles; (c) automotive components for utility vehicles in general; and (d) freight cars and railway castings, among other activities.

Rights of preferred shares

Our preferred shares do not grant to their owners the right to vote in our Shareholders' Meetings. The preferred shares entitle their owners to the rights and benefits arising out of the Brazilian Corporation Law (*Lei das Sociedades por Ações*), the Regulations on Differentiated Corporate Governance Practices of BOVESPA—Level 1 and our by-laws, including:

- a mandatory minimum dividend of 37% of the net income of each year adjusted according to the Brazilian Corporation Law;
- participation in the net income of each year, each share being assured of an annual dividend that is 10% higher than the one allocated to each common share issued by us;
- participation, on the same conditions as the common shares, in capital increases made as a result of adjustment for inflation and capitalization of reserves and profits.



As established in the Brazilian Corporation Law, only our common shares give their owners the right to benefit from the tag-along obligation of any purchaser of our control block to make a public offering for the purchase of the other common shares at a price equivalent to 80% of the price paid for the control block shares.

The shares included in the offering are preferred shares and thus do not give their holders any tag-along rights in the event of acquisition of our control block shares.

Shareholders' meetings

At the shareholders' meetings regularly called and convened, our shareholders are generally empowered to take any action relating to our corporate purpose and to adopt such resolutions as they deem advisable for our interests. Shareholders at the annual general shareholders' meeting have the exclusive power to approve the management accounts, to examine, discuss and vote on our financial statements and to determine the allocation of our net income and the payment of dividends with respect to the year ended immediately prior to the shareholders' meeting. As a rule, the election of our directors and members of our fiscal council typically takes place at the annual general shareholders' meeting, although under the Brazilian Corporation Law this may also occur at a special general shareholders' meeting.

A special shareholders' meeting may be held concurrently with the annual shareholders' meeting.

The following resolutions, among others, may be taken at a shareholders' meeting:

- amendment of our by-laws;
- election and dismissal of the members of our board of directors and our fiscal council;
- determination of the aggregate compensation of the board of directors and board of executive officers, as well as of the fiscal council;
- approval of management accounts and our audited financial statements;
- suspension of the rights of a shareholder who has not performed an obligation under the law or our by-laws;
- appraisal of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
- our transformation, merger, consolidation or spin-off;
- change of our main business or our corporate purpose;
- creation of new classes of preferred shares that are more favorable than our current preferred shares; and
- approval of a capital increase by means of the subscription of new shares or conversion of securities, in which event it may be determined that dividends be distributed "pro rata" regarding the time when such increase was approved.

According to the Brazilian Corporation Law, neither our by-laws nor actions taken at our shareholders' meetings may deprive a shareholder of the following rights:

- the right to participate in the distribution of profits;



- the right to participate proportionally to its share of our capital stock in the distribution of any remaining residual assets in the event of our liquidation;
- preemptive rights in the event of subscription of shares, convertible debentures and warrants, except in some specific circumstances under the Brazilian Corporation Law. For further information, see "—Preemptive rights" below;
- the right to oversee, according to the Brazilian Corporation Law, the management of our business; and
- appraisal rights in the cases specified in the Brazilian Corporation Law, which are described in "Appraisal rights and redemption" below.

QUORUM

As a general rule, the Brazilian Corporation Law provides that the quorum to convene a shareholders' meeting shall consist of shareholders representing at least 25% of a company's issued and outstanding voting capital on the first call and, if that quorum is not reached, any number of voting shareholders on the second call. If the shareholders are called to amend our by-laws, the quorum to convene a shareholders' meeting shall consist of shareholders representing at least two-thirds of our issued and outstanding common shares on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders' meeting is required to approve any matter. Abstentions are not taken into account for this purpose.

However, the affirmative vote of shareholders representing at least 50% of our voting shares is required to approve the following:

- a reduction in the minimum mandatory dividend;
- our merger into or consolidation with another company;
- spin-offs;
- our participation in a group of companies;
- change of our corporate purpose;
- cancellation of the state of liquidation;
- our dissolution; and
- merging all our shares into the capital of another company.

NOTICE OF OUR SHAREHOLDERS' MEETINGS

According to the Brazilian Corporation Law, all our shareholders' meetings are called by means of at least three publications on different dates in an official newspaper (in our case, Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo), and in a widely circulated newspaper (in our case, Valor Econômico). The first notice must be published no later than 15 days before the date of the meeting, and no later than eight days before the date of the



meeting, on second call. However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the shareholders' meeting because of the complexity of the matter to be approved.

LOCATION OF OUR SHAREHOLDERS' MEETINGS

Our shareholders' meetings take place at our head offices in the City of São Paulo, State of São Paulo. The Brazilian Corporation Law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the meetings are held in the City of our head office and the relevant notice contains a clear indication of the place where the meeting will occur.

WHO MAY CALL OUR SHAREHOLDERS' MEETINGS

Our board of directors ordinarily call shareholders' meetings, although these may also be called by:

- any shareholder, if our directors fail to call a shareholders' meeting within 60 days after the date they were required to do so under applicable law and our by-laws;
- shareholders holding at least 5% of our capital stock, if our directors fail to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;
- shareholders holding at least 5% of our shares, if our directors fail to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and
- our fiscal council, if the board of directors fails to call an annual shareholders' meeting within one month after the date it was required to do so under applicable law. The fiscal council may also call a special shareholders' meeting, including the necessary matters in the agenda, if it believes that there are important or urgent matters to be addressed.

CONDITIONS OF ADMISSION

Shareholders attending a shareholders' meeting must produce proof of their status as shareholders by showing evidence of deposit, issued by the financial institution providing for the book entry of our shares, issued at most three days before the date of the shareholders' meeting. A shareholder may be represented at a shareholders' meeting by a proxy appointed less than a year before the meeting, which proxy must be one of our shareholders, directors or officers, a financial institution, a lawyer or an investment fund manager.

Board of directors

Our by-laws determine that our board of directors should meet whenever requested by its chair-person or jointly by two directors, provided that the meetings will only be effective with the presence of the majority of the board members. Directors are elected for a term of one year, by the vote of the holders of the majority of the common shares present in person or represented by proxy at the shareholder's general meeting.

Our by-laws require that our board of directors consist of eight directors. The Brazilian Corporation Law allows cumulative voting at the request of shareholders representing at least

5% of our voting shares. If there is no request for cumulative voting, directors are elected by a majority of our issued and outstanding common shares present in person or represented by proxy, being ensured that any shareholders that, individually or in the aggregate, hold at least 15% of the common shares (excluding the controlling shareholder) have the right to appoint, by separate voting, one director and one alternate.

The Brazilian Corporation Law requires that each director own at least one share of our company. Also, according to our by-laws, the aggregate remuneration of the board of directors is fixed every year by the shareholders' meeting and the board of directors then decides how to apportion it. There is no mandatory retirement age for our directors.

TRANSACTIONS IN WHICH DIRECTORS HAVE AN INTEREST

The Brazilian Corporation Law prohibits a director from:

- performing any act of generosity at our expense, as well as obtaining any loan with, or borrowing any corporate assets from, us, or using the benefits from our assets, services or credits, according to his own and personal interests, or benefit any company in which he has any interest or of third parties without prior authorization of the shareholders' meeting or the board of directors;
- by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the by-laws or from a shareholders' meeting; and
- taking part in any corporate transaction in which he or she has an interest that conflicts with an interest of the company, or in the decisions made by other directors on the matter.

In addition, our by-laws do not allow election to the board of directors, unless excused by the shareholders' meeting, of a person who (i) is an employee or holds a managerial position in a company that may be considered a competitor; or (ii) has or represents an interest that conflicts with our interests.

Appraisal rights and redemption

APPRAISAL RIGHTS

Shareholders who dissent from certain actions taken at a shareholders' meeting have the right to withdraw from our company and to receive the book value of their shares. According to the Brazilian Corporation Law, appraisal rights may be exercised in the following circumstances, among others: (i) a spin-off of our company (in the specific circumstances described below); (ii) a reduction in our mandatory dividends; (iii) a change in our corporate purpose; (iv) our merger or consolidation with another company; (v) our participation in a group of companies (as defined in the Brazilian Corporation Law); or (vi) the acquisition by us of the control of another company for a price that exceeds certain limits provided by the Brazilian Corporation Law.

The Brazilian Corporation Law further provides that our spin-off will not trigger appraisal rights unless the spin-off: (i) causes a change in our purpose, except if the equity is spun off to a company whose primary activities are consistent with our corporate purpose; (ii) reduces the minimum mandatory dividends to be distributed to our shareholders; or (iii) results in our participation in a group of companies (as defined in the Brazilian Corporation Law).

In case of our (i) merger into or consolidation with another company, or (ii) participation in a group of companies, our shareholders will not be entitled to appraisal if our shares are liquid and widely held on the market, provided that they are (a) liquid if they are part of the general BOVESPA Index or other stock exchange index (as defined by the CVM), and (b) widely held if the controlling shareholder, the controlling company or other companies under the same control hold less than half of the shares of the kind or class involved in the dissent.

Our shareholders are entitled to appraisal rights in case of our merger, consolidation or spin-off if the resulting company is not registered as a publicly held company or does not list its shares on the secondary market within 120 days of the shareholders' meeting that approved the transaction.

The right to appraisal expires 30 days after publication of the minutes of the relevant shareholders' meeting. Additionally, we are entitled to reconsider any action giving rise to appraisal rights for 10 days after the expiration of this period if we deem that the payment of the appraisal amount to the dissenting shareholders would jeopardize our financial stability.

As a general rule, upon the exercise of appraisal rights, shareholders are entitled to receive the book value of the shares, based on our most recent balance sheet approved by our shareholders' meeting. If the resolution giving rise to the appraisal rights is made more than 60 days after the date of our most recent approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the appraisal amount, calculated on the basis of the most recent balance sheet approved by our shareholders, and the balance within 120 days after the date of the resolution of the shareholders' meeting.

REDEMPTION

According to the Brazilian Corporation Law, we are permitted to redeem our shares upon resolution of our shareholders in that respect at a special shareholders' meeting, respecting the provisions of such law.

Registration of our shares

Our shares are held in book-entry form with Banco Bradesco S.A. Transfer of our shares is carried out by means of an entry by Banco Bradesco S.A. in its accounting system, debiting the share account of seller and crediting the share account of purchaser, upon a written order of the *transferor or a judicial authorization or order.*

Preemptive rights

Except as described in the paragraph below, our shareholders have a general preemptive right to subscribe shares in any capital increase according to the proportion of their shareholdings at the time of such capital increase. Our shareholders also have a general preemptive right to subscribe any convertible debentures and warrants that we may issue, but there will be no preemptive right in the conversion of such securities or in the granting or exercising of share purchase options. A period of at least 30 days following the publication of notice of the capital increase is allowed for the exercise of the preemptive right, which may be sold or transferred by the shareholder.



However, according to the Brazilian Corporation Law and our by-laws, our board of directors is authorized to exclude preemptive rights or reduce the exercise period with respect to the preemptive rights of our shareholders in capital increases related to the issuance of new shares, issuance of debentures convertible into shares and issuance of warrants up to the limit of the authorized capital if the placement of those shares, debentures or warrants is effected in a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Change of control

According to the Brazilian Corporation Law, the direct or indirect change of our control may only take place under the condition precedent or subsequent condition that the purchaser agrees to make a public offering for the purchase of the voting shares of our other shareholders for a price equivalent to at least 80% of the price paid per voting share of the controlling block.

The purchaser of our control may offer our voting minority shareholders the option to remain in the company in consideration of the payment of a premium equivalent to the difference between the market value of the shares and the price paid for the shares of the controlling block.

Policy for the trading of our securities by us and our controlling shareholders, directors, officers and fiscal council members

We adopted the rules set forth in CVM Instruction No. 358, dated January 3, 2002, for the trading of our securities. As a result, we, our controlling shareholders, whether direct or indirect, directors, officers and members of our fiscal council, and of any committees or bodies performing technical or advisory functions created under our by-laws, are prohibited from trading in our securities, including derivatives based on our securities, as follows:

- before the public disclosure of any material act or fact with respect to our business;
- persons that are no longer members of our management before the disclosure of material information regarding us that happened during their term of office are prohibited from trading in our securities, including derivatives based on our securities, and the prohibition from trading our securities is extended (i) for a period of six months as from the date on which such persons leave their positions or (ii) up to the date of disclosure to the public of such material information unless the trading in our securities may interfere in the conditions of the business in detriment to us or our shareholders;
- whenever there is in course a procedure for purchase or sale of our shares by us or our affiliates or an option or mandate has been granted for the same purpose, or there is an intention to merge us into another company or to carry out our total or partial spin-off, consolidation, transformation or corporate reorganization;
- during the 15-day period before the disclosure of our quarterly (ITR) and annual financial statements (IAN and DFP), as required by CVM; or
- with respect only to our controlling shareholders, directors and officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.



Going private

The registration of a company as a publicly-held company can only be cancelled if the controller or the company itself makes a public offering to purchase all its outstanding shares in accordance with the following requisites:

- the price offered is fair as established in the Brazilian Corporation Law; and
- the shareholders owning more than two-thirds of the outstanding shares have expressly agreed with the cancellation of registration or accepted the public offering, for which purpose shares shall be considered to be outstanding only if their owners have expressly agreed with the cancellation of registration or have qualified for the public offering auction.

The Brazilian Corporation Law defines fair price as the price ascertained on the basis of criteria adopted, individually or combined, of book net worth, of net worth assessed at market price, of discounted cash flow, of comparison by multiples, of quotation of our shares on the market or any other criterion accepted by CVM.

The offering value may be revised if the holders of at least 10% of the shares outstanding on the market request our officers to call a special shareholders' meeting to determine a new appraisal by the same or another criterion for the definition of the value of our company. This request should be made within 15 days of the disclosure of the duly substantiated value of the public offering. The shareholders requesting the new appraisal, as well as those voting in its favor, should reimburse us for the costs incurred in the event that the new value is less than or equal to the initial value of the public offering. If the value determined in the second appraisal is greater, the public offering shall necessarily adopt this higher value.

Purchases of shares of our own capital stock

Our by-laws entitle our board of directors to approve the acquisition of our own shares, to be kept in treasury and subsequently sold or cancelled, up to the amount of the retained earnings and reserves, except for the legal reserve, without reducing the capital stock, complying with the requirements of the Brazilian Corporation Law and the applicable regulations of CVM.

The decision to acquire our shares or maintain the acquired shares in treasury or to cancel them may not be taken, among other things:

- before the disclosure to the market of a material act or fact in our business;
- whenever there is a process for the purchase or sale of our shares by us, its controlled or associated companies or another company under the same control, or if an option or mandate has been granted for the same purpose, and if there is an intention to conduct our merger, total or partial spin-off, consolidation, transformation or corporate reorganization; and
- during the period of 15 days before the disclosure of our quarterly (ITR) and annual (IAN and DFP) information required by the CVM.

We may not keep in treasury more than 10% of our outstanding shares, including the shares held by our subsidiaries and affiliates. Any acquisition of our own shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market and cannot be made in a private transaction unless prior approval is received from the CVM. The shares held in treasury will not be entitled to receive any dividend or to vote. We may



also purchase our own shares for the purpose of going private. In addition, we may by resolution of the shareholders' meeting grant a share purchase option to our officers, employees and collaborators and this option may be extended to the officers and employees of the companies that are controlled or associated directly or indirectly with us. Moreover, we may acquire or issue put or call options related to our shares but must inform the BOVESPA about such operations.

Disclosure of information

We must comply with the disclosure requirements established in the Brazilian Corporation Law, in the rulings issued by the CVM and in the Regulations of Differentiated Corporate Governance Practices of BOVESPA—Level 1 that apply to companies that adopted Level 1 Corporate Governance of BOVESPA.

Our Information Disclosure Policy

We have an Information Disclosure and Non-Disclosure Policy for potential or actual holders of material information according to CVM Instruction No. 358 of January 3, 2002, as amended. Our policy is intended for our controlling shareholders, our directors, the members of our fiscal council and any person that is informed about a material fact. In this policy we established rules of non-disclosure and confidentiality and procedures for non-disclosure, and allocated direct and subsidiary liability for the disclosure of a material fact to the investor relations officer and to those who have personal knowledge of a material fact, respectively.

Disclosure of sporadic and periodical information

According to applicable law, we must provide to the CVM and to the BOVESPA certain (i) periodical information including annual information, quarterly information, quarterly management reports and auditors reports, notices and minutes of annual shareholders' meetings, and (ii) sporadic information, including notices to shareholders, notices and minutes of special shareholders' meetings, material facts, shareholders agreements and the like.

Disclosure of material facts

According to Brazilian securities law, we must disclose any material event regarding our business to the CVM and to the BOVESPA. We must also publish notice of such material events. A fact will be deemed to be material if it may cause a considerable impact on the price of our securities, the decision of investors to trade our securities or the decision of investors to exercise any rights as owners of our securities. In special circumstances of protection of our legitimate interest, we may submit to the CVM an application for the confidential treatment of material facts.

Sanctions

In the event of total or partial failure to comply with the obligations established in the Regulations of Differentiated Corporate Governance Practices of BOVESPA—Level 1, we will be notified by BOVESPA, which will give us a period to remedy the failure. If we do not comply with this notice, BOVESPA may apply monetary sanctions, such as fines, or non-monetary sanctions, such as separate disclosure of the quotation of our securities or suspension of trading of our shares on BOVESPA.



Differentiated Corporate Governance Practices – BOVESPA – Level 1

We are subject to regulations of Level 1 of BOVESPA's Differentiated Corporate Governance Practices, which entails the following requirements in addition to those imposed on us by Brazilian Corporate Law:

- the number of shares issued by the Company held by investors other than treasury shares or shares held by a controlling shareholder or management (free float shares), must be at least 25%;
- public offers of shares must be conducted in a way that will favor the dispersal of capital;
- provide enhanced disclosure in our quarterly financial reports, in particular with regard to consolidation and limited review procedures;
- we must disclose information on ongoing operations, involving the issue of securities to our controlling shareholders or directors;
- we must disclose shareholders' agreements and options programs for the purchase of shares ; and
- we must annually disclose an agenda of corporate events to the shareholders.



Taxation

The following summary contains a description of certain Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the preferred shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the preferred shares. The summary is based upon the tax laws of Brazil and regulations thereunder as in effect on the date hereof, which are subject to change. **Prospective purchasers of the preferred shares should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the preferred shares.**

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders (as defined below) of the preferred shares. Prospective holders of the preferred shares should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of the preferred shares in their particular circumstances.

Certain Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of the preferred shares by a holder that is not domiciled in Brazil for purposes of Brazilian taxation ("Non-Brazilian Holder"). It is based on Brazilian law as currently in effect. Any change in that law may change the consequences described below.

The following discussion summarizes the principal tax consequences applicable under Brazilian law to a Non-Brazilian Holder of the preferred shares in general and, therefore, does not specifically address all of the Brazilian tax considerations applicable to any particular non-resident holder. Each Non-Brazilian Holder should consult its own tax adviser concerning the *Brazilian tax consequences of an investment in the preferred shares.*

Income tax

Dividends

Dividends paid by a Brazilian corporation, such as the company, including stock dividends and other dividends paid to a Non-Brazilian Holder of the preferred shares, are currently not subject to withholding income tax in Brazil, as far as such amounts are related to profits generated after January 1, 1996.

Interest on Net Equity

Law no. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as the company, to make distributions to shareholders of interest on net equity. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

- 50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on net equity) for the period in respect of which the payment is made; or
- 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.



Payment of interest to a Non-Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a jurisdiction that does not impose income tax or where the maximum income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment ("Tax Haven Holder"). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the *net amount received by them, after payment of the applicable withholding income tax, plus* the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law no. 10,833/03, the gains assessed on disposition of assets located in Brazil, such as the preferred shares, by a Non-Brazilian Holder, may be subject to income tax in Brazil. Such rule is applicable no matter if the disposition is conducted in Brazil or abroad and/or if the disposition is made or not to an individual or entity resident or domiciled in Brazil.

Gains realized as a result of a disposition transaction are considered to be the positive difference in Brazilian currency between the amount realized on the disposition and the acquisition cost of the preferred shares disposed of (without correction for inflation).

The income tax rules on gains vary depending on the domicile of the Non-Brazilian Holder, the form by which such Non-Brazilian Holder has registered its investment before Central Bank and/ or how the disposition is carried out, as described below.

Gains assessed on the disposition of preferred shares carried out on the Brazilian stock exchange:

- *are exempt from income tax, when assessed by a Non-Brazilian Holder that (i) has* registered its investment in Brazil before the Central Bank under the rules of Resolution no. 2,689/01 ("2,689 Holder") and (ii) is not a Tax Haven Holder or
- are subject to income tax at a rate of 15% in any other case, including the gains assessed by a Non-Brazilian Holder that (i) is not a 2,689 Holder, or (iii) is a 2,689 Holder but a Tax Haven Holder. In these cases, a withholding income tax of 0.005% shall be applicable and can be offset with the eventual income tax due on the capital gain.

Any other gains assessed on the disposition of preferred shares that are not carried out on the Brazilian stock exchange:

- are subject to income tax at a rate of 15% when assessed by any Non-Brazilian Holder that is not a Tax Haven Holder, no matter if a 2,689 Holder or not;
- are subject to income tax at a rate of 25% when assessed by a Tax Haven Holder, no matter if a 2,689 Holder or not.

In the case of redemption of preferred shares or capital reduction by a Brazilian corporation, such as the company, the positive difference between the amount effectively received and the acquisition cost of such preferred shares is subject to the same tax rules applicable to gains derived from a disposition of preferred shares not carried out on a Brazilian stock exchange market.

Any exercise of preemptive rights relating to preferred shares will not be subject to Brazilian income tax. Gains realized by a Non-Brazilian Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition of preferred shares.

Tax on foreign exchange transactions

Brazilian law imposes a tax on foreign exchange transactions ("IOF/Exchange") with respect to the conversion of Brazilian currency into foreign currency and vice versa. Although the current applicable rate of IOF/Exchange for almost all foreign currency exchange transactions is zero, the Ministry of Finance may increase the rate at any time up to 25%. However, any increase in rates may only apply to future transactions.

Tax on bonds and securities transactions

Brazilian law imposes a tax on bonds and securities transactions ("IOF/Bonds") with respect to any transaction involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving the preferred shares is currently zero, although the Minister of Finance may increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

Temporary contribution on financial transactions

As a general rule, transactions carried out in Brazil that result in the transfer of funds from an account maintained with a Brazilian financial institution are subject to the temporary contribution on financial transactions tax ("CPMF") at the rate of 0.38%. Each Non-Brazilian Holder should note that because the preferred shares will be acquired in a non-organized over-the-counter transaction, CPMF on the purchase price may be withheld by the custodian or other party closing the foreign exchange transaction from the amounts deposited by such investor when such amounts are transferred to the CBLC. Any amount withheld would have the effect of reducing the amount of the preferred shares purchased by the investor. Therefore, each such investor should consult its own legal and financial advisors with respect to the applicability of CPMF to its purchase as well as other tax consequences of such investment. The CPMF will be in effect until December 31, 2007.

When applicable, the CPMF must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the financial transaction.

Currently, the transfer of funds for the acquisition of securities in the Brazilian stock exchanges and the remittance abroad of the proceeds from the disposition of securities in Brazil by means of a currency exchange transaction are exempted from CPMF.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the preferred shares, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of shares.

You should note that any Brazilian IOF/Exchange Tax, IOF/Bonds Tax or CPMF Tax (as discussed above) may not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the United States federal income tax consequences of these taxes.

Certain material U.S. federal income tax considerations

The following discussion is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the preferred shares. This discussion applies only to beneficial owners of shares that are "U.S. holders" (as defined below) and that hold the shares as "capital assets" (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

Any discussion of the U.S. federal tax issues set forth in this offering memorandum was written to support the promotion and marketing of the transactions described herein. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

This discussion does not purport to address all U.S. federal income tax considerations that may be relevant to a particular holder, and you are urged to consult your own independent tax advisor regarding your specific tax situation. The discussion does not address the tax considerations that may be relevant to U.S. holders in special tax situations, such as:

- dealers in securities or currencies;
- insurance companies;
- tax-exempt organizations;
- traders in securities that elect to mark to market;
- certain financial institutions;
- partnerships or other pass-through entities;
- holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
- U.S. expatriates;
- holders that hold shares as part of a hedge, straddle or conversion transaction; or
- holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of the company.

This discussion does not address the alternative minimum tax consequences of holding shares or the indirect consequences to holders of equity interests in partnerships or other entities that own shares. Moreover, this discussion does not address the state, local and non-U.S. tax consequences



of holding the preferred shares, or any aspect of U.S. federal tax law other than income taxation. You should consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchasing, owning, and disposing of shares in your particular circumstances.

You are a "U.S. holder" if you are a beneficial owner of the preferred shares and you are for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
- an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
- a trust (a) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of the preferred shares should consult its own independent tax advisor.

Taxation of distributions

Distributions with respect to the preferred shares will, to the extent made from current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. Subject to the discussion below under "—Passive Foreign Investment Companies," to the extent that such a distribution exceeds the amount of earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder's adjusted tax basis in the shares, and thereafter as capital gain. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Subject to the discussion below under "—Passive Foreign Investment Companies," dividends (including distributions characterized as interest attributable to stockholders' equity and including amounts withheld to pay Brazilian withholding taxes) paid with respect to shares generally will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder. Dividends with respect to shares will not be eligible for the dividends received deduction allowed to certain corporate shareholders or for the reduced rate of tax applicable to qualified dividend income of certain non-corporate U.S. holders.

The amount of any cash dividend paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received. If the Brazilian



currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.

Dividends received by most U.S. holders will constitute foreign source income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, a Brazilian withholding tax imposed on dividends would generally be treated as a foreign income tax eligible for credit against a U.S. holder's U.S. federal income tax liability. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if such U.S. holder does not take a credit for any foreign income tax during the taxable year. The rules with respect to foreign tax credits are complex and U.S. holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of capital gains

Subject to the discussion below under "—Passive Foreign Investment Companies," gain or loss realized by a U.S. holder on the sale or other taxable disposition of shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any Brazilian tax) on the sale or other taxable disposition and such U.S. holder's adjusted tax basis in the shares. Capital gains of certain non-corporate U.S. holders, including individuals, derived with respect to capital assets held for more than one year generally are eligible for various reduced rates of taxation. For example, for capital assets held for over one year and sold or exchanged in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). The deductibility of capital losses is subject to limitations under the Code.

Capital gain or loss, if any, realized by a U.S. holder on the sale or other taxable disposition of a share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Brazilian income tax imposed on the gain, the U.S. holder may not be able to benefit from the foreign tax credit for that Brazilian income tax (i.e., because the income or loss on the disposition would be U.S. source) unless the U.S. holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. holder may take a deduction for the Brazilian income tax if such U.S. holder does not take a credit for any foreign income tax during the taxable year.

Passive Foreign Investment Companies

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. If we are or become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its preferred shares, any gain realized on a sale or other taxable disposition of our preferred shares and certain "excess distributions" (generally

distributions in excess of 125% of the average distribution over a three-year period or shorter holding period for our common shares) would be treated as realized ratably over the U.S. Holder's holding period for our preferred shares, and amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder.

If we are treated as a PFIC, the rules above can be avoided by a U.S. Holder that makes a mark-to-market election. A U.S. Holder may make a mark-to-market election for our preferred shares if our preferred shares constitute "marketable stock" as defined in the Treasury Regulations. We cannot provide any assurance that our preferred shares are or will be considered "marketable stock" for this purpose. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its preferred shares as if the preferred shares were sold at fair market value. Such appreciation or depreciation generally would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of preferred shares.

Any U.S. Holder who owns preferred shares during any year that we are a PFIC would be required to file IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the preferred shares and the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, dividends on shares, and payments of the proceeds of a sale, exchange or other *disposition of shares, paid within the United States or through certain U.S. related financial* intermediaries to a U.S. holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. holder is a corporation or other exempt recipient or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that it is a U.S. person and is not subject to backup withholding.

Backup withholding is not an additional tax. You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS. The amount of any backup withholding tax from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Certain ERISA considerations

The U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on "employee benefit plans" (as defined in Section 3(3) of ERISA) subject to ERISA, and on those persons who are fiduciaries with respect to ERISA plans. Moreover, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of ERISA plans (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts and certain Keogh plans, and entities whose underlying assets include the assets of such plans) and certain persons (referred to as "parties in interest" for purposes of Section 406 of ERISA or "disqualified persons" for purposes of Section 4975 of the Code) having certain relationships to such plans, unless a statutory or administrative exemption is applicable to the transaction. U.S. public or foreign private or public pension plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state, local, foreign or other U.S. federal laws that are substantially similar to the foregoing provisions of ERISA and the Code, or Similar Law. All of the foregoing plans are collectively referred to as "plans."

By its purchase, each purchaser of preferred shares will be deemed to represent, agree and acknowledge that either (i) it is not a plan or (ii) if it is a plan, its acquisition of the preferred shares will not result in a non-exempt prohibited transaction under ERISA or the Code, or any comparable provision under Similar Law.

Plan of distribution

Under the terms and subject to the conditions contained in a Brazilian underwriting agreement dated January 31, 2006, the Selling Shareholders have agreed to sell, and the Brazilian Underwriters have agreed to offer and place, or buy, respectively the following respective numbers of shares indicated in the following table.

Brazilian Underwriters	Number of Preferred Shares
Unibanco—União de Bancos Brasileiros S.A.	8,836,462
Banco J.P. Morgan S.A.	8,836,462
Banco Fator S.A.	0
Total	17,672,924

The preferred shares are being placed outside Brazil pursuant to a placement facilitation agreement dated January 31, 2006 by J.P. Morgan Securities Inc. and Unibanco Securities Inc. as placement agents, in the United States only to qualified institutional buyers in accordance with Rule 144A and outside the United States in accordance with Regulation S.

Concurrently with this offering, the preferred shares are being offered publicly for sale in Brazil by the Brazilian Underwriters pursuant to the Brazilian underwriting agreement.

BNDESPAR has granted to Unibanco—União de Bancos Brasileiros S.A. a 30-day option following the publication of the notice of commencement of the offering, exercisable by joint decision of the joint bookrunners, to place on a pro rata basis up to an additional 2,379,697 preferred shares at the initial offering price to cover overallotments that may arise during the offering.

Other than with respect to registration with the CVM of the secondary offering of the preferred shares listed on Level 1 of the segment of Differentiated Corporate Governance Practices of the BOVESPA, no action has been or will be taken in the United States, the United Kingdom or any other country or jurisdiction by the company, the Selling Shareholders, the Brazilian Underwriters or the Placement Agents that would permit a public offering of the preferred shares, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, the preferred shares may not be offered or sold, directly or indirectly, and neither this offering memorandum nor any other offering material or advertisements in connection with the preferred shares may be distributed, published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this offering memorandum comes, are advised to inform themselves about and to observe any restrictions relating to the offering of the preferred shares, the distribution of this offering memorandum and resale of the preferred shares. See "Transfer restrictions."

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each of the Brazilian Underwriters and the

Placement Agents has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the preferred shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the preferred shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the preferred shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its latest annual or consolidated accounts; or

(c) in any other circumstances that do not require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the preceding paragraph, the expression "offer of the preferred shares to the public" in relation to any preferred shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the preferred shares to be offered so as to enable an investor to decide to purchase or subscribe for the preferred shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The preferred shares may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their business and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to the preferred shares in, from or otherwise involving the United Kingdom. In addition, each placement agent and Brazilian underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the preferred shares in circumstances in which Section 21(1) of the FSMA does not apply to the company. Without limitation to the other restrictions referred to herein, this offering memorandum is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (3) high net worth bodies corporate, *unincorporated associations and partnerships and trustees of high value trusts as described in* Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering memorandum relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

With regard to the offering of preferred shares in France, no prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the preferred shares that has been approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers*; no preferred shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (*investisseurs qualifiés*) acting for their own account and/ or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French *Code Monétaire et Financier* and belonging to a limited circle of investors (*cercle restraint d'investisseurs*) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Article L. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French *Code Monétaire et Financier*; none of this offering memorandum or any other materials related to the offer or information contained therein relating to the preferred shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any preferred shares acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French *Code Monétaire et Financier* and applicable regulations thereunder.

With regard to the offering of preferred shares in Germany, no sales prospectus (*Wertpapierprospekt*) within the meaning of the German Securities Prospectus Act of 2005 (*Wertpapierprospektgesetz*), or WpPG, has been or will be published in respect of the preferred shares and this offering memorandum has not been submitted to, nor has it been approved by the *Bundesanstalt für Finanzdienstleistungsaufsicht*, the German financial services supervisory authority. The preferred shares will only be offered in the Republic of Germany in accordance with the provisions of the WpPG, the German Investment Act (*Investmentgesetz*), or InvG, and the German Banking Act (*Kreditwesengesetz*), or KWG, each to the extent applicable, and any other applicable legal and regulatory requirements under German law.

With regard to the offering of preferred shares in the Netherlands the preferred shares may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of its initial distribution or as part of any re-offering, and neither this offering memorandum nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprise), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of preferred shares is publicly announced that the offer is exclusively made to the said individuals or legal entities.

The preferred shares may be offered outside of Brazil only to investors that comply with the registration requirements of CVM Instruction 325 and act through custody accounts managed by local agents pursuant to National Monetary Council Resolution No. 2,689.

Payment for the preferred shares will be required to be made to the Brazilian Underwriters through the facility of the CBLC, and the Brazilian Underwriters expect to deliver the preferred shares through the facility of the CBLC on or about February 6, 2006.

Purchasers of preferred shares sold outside the United States may be required to pay stamp taxes and other charges in compliance with the laws and practices of the country of purchase in addition to the price to investors on the cover page of this offering memorandum.

The company and BNDESPAR entered into agreements restricting the sale of Iochpe-Maxion preferred shares under which these parties agreed, during the period ending 180 days after the date of this offering memorandum, not to issue, offer, sell or otherwise assign or transfer any of Iochpe-Maxion preferred shares or any securities convertible into or exercisable or exchangeable for Iochpe-Maxion preferred shares, except for the preferred shares being offered hereunder, including the over-allotment option shares, and certain shares being lent in connection with stabilization activities.

Pursuant to the Brazilian underwriting agreement and the placement facilitation agreement, the company and BNDESPAR have agreed to indemnify the Brazilian Underwriters and the placement agents, respectively, against certain liabilities or to contribute to certain payments, which they may be required to make in that respect.

The preferred shares trade on the Level 1 of Differentiated Corporate Governance Practices of the BOVESPA, under the symbol "MYPK4". The selling shareholders have applied for registration of this offering with the CVM.

Price stabilization

In connection with the offering, the Lead Underwriter may engage in transactions through its affiliate Unibanco-Investshop Corretora de Valores Mobiliários e Câmbio S.A. that stabilize the market price of the preferred shares for a period of 30 days after the date of the final offering memorandum. These stabilization activities will be governed by a stabilization agreement that will be subject to prior approval of CVM and BOVESPA. Purchases of a security to stabilize the price or to reduce a short position may cause the price of the security to be higher than it might be in the absence of such purchases.



Transfer restrictions

The preferred shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except (a) within the United States to qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (b) outside the United States to persons in offshore transactions pursuant to Regulation S.

Each purchaser of preferred shares will be deemed to have agreed not to deposit such shares into an unrestricted American depositary receipt facility for as long as those shares are "restricted securities" within the meaning of Rule 144 under the Securities Act and to have also represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(1) The purchaser (A) (i) is a qualified institutional buyer within the meaning of Rule 144A, (ii) is aware that the sale to it is being made in reliance on Rule 144A, (iii) is acquiring the preferred shares for its own account or for the account of a qualified institutional buyer or (B) is not a U.S. person and is purchasing the preferred shares in an offshore transaction pursuant to Regulation S.

(2) The purchaser understands that the preferred shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the preferred shares have not been and will not be registered under the Securities Act and that (A) if in the future it decides to offer, resell, pledge or otherwise transfer any of the preferred shares, such preferred shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) outside the United States in a transaction complying with the provisions of Rule 904 under the Securities Act, (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available), or (iv) pursuant to an effective registration statement under the Securities Act, in each of cases (i) through (iv) in accordance with any applicable securities laws of any State of the United States, and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the preferred shares from it of the resale restrictions referred to in (A) above.

(3) The purchaser understands that such preferred shares (to the extent they are in certificated form), unless otherwise determined by the company in accordance with applicable law, will, if and when issued in definite form bear a legend substantially in the following effect:

> THE [SECURITY] HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH



> ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS [SECURITY]. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE [SECURITY] MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF [SECURITY] ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK.]

The foregoing restrictions apply to offers, sales, pledges and transfers made at any time, whether or not the preferred shares sold pursuant to Rule 144A have previously been offered, sold, pledged or transferred outside the United States. At some future time it might be possible to sell the above securities in accordance with Rule 144 under the Securities Act, depending upon future events and circumstances which cannot be determined at this time.

Legal matters

Certain U.S. legal matters for the Placement Agents will be passed upon by Shearman & Sterling LLP, United States counsel to the Placement Agents. Certain legal matters for the Placement Agents will be passed upon by Souza, Cescon Avedissian, Barrieu e Flesch Advogados, Brazilian counsel to the Placement Agents. Linklaters has acted as United States counsel to the company and the Selling Shareholders.

Independent accountants

The consolidated financial statements as of and for the year ended December 31, 2004, prepared in accordance with Brazilian GAAP, have been audited by KPMG Auditores Independentes, independent auditors, under Brazilian generally accepted auditing standards as stated in their report included elsewhere in this offering memorandum who did not audit the financial statements of Iochpe Holding LLC, a wholly owned subsidiary that has been audited by other independent auditors. KPMG Auditores Independentes has conducted a review of our unaudited interim financial information as of and for the nine-month period ended September 30, 2005, prepared in accordance with Brazilian GAAP. However, KPMG Auditores Independentes has not audited or expressed an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied.

The financial statements as of December 31, 2003 and 2002 and for the years then ended, included in this offering memorandum, have been audited by PricewaterhouseCoopers Auditores Independentes, as stated in their reports appearing herein.

In March 2004, KPMG replaced PricewaterhouseCoopers as our auditors in compliance with the mandatory five-year auditor rotation requirement under Brazilian law.



Summary of certain differences between Brazilian and U.S. GAAP

The financial information included in this offering memorandum is prepared and presented in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Certain differences between Brazilian GAAP and U.S. GAAP relevant to the company's financial information are summarized below. This summary should not be construed to be exhaustive or comprehensive, and we have not attempted to identify all of the differences between Brazilian GAAP and U.S. GAAP that may be applicable to the company. In addition, this summary is not an attempt to identify future differences between Brazilian GAAP and U.S. GAAP as the result of prescribed changes in accounting standards. Regulatory bodies that promulgate Brazilian GAAP and U.S. GAAP have significant projects ongoing that could affect future comparisons such as this one. Finally, this summary is not an attempt to identify any future differences between Brazilian GAAP and U.S. GAAP that may affect the financial statements as a result of transactions or events that may occur in the future. In making an investment decision, you must rely upon your own examination of the company, the terms of the offering and the financial information included in the offering memorandum. Potential investors should consult their own advisors for an understanding of the differences between Brazilian GAAP and U.S. GAAP and how those differences might impact the financial information contained herein.

The financial statements for the nine-month period ended September 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002 have been prepared in accordance with Brazilian GAAP.

The following summary of certain significant differences between Brazilian GAAP and U.S. GAAP does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of accounting professional bodies in Brazil and the United States. The U.S. accounting principles referred to below do not include any additional accounting adjustments or disclosure which might be required by the U.S. Securities and Exchange Commission (SEC). The matters described cannot necessarily be expected to reveal all differences between accounting principles in Brazil and U.S. GAAP applicable to us.

The company has not quantified the effects of these differences on our financial statements.

Equity method of accounting

Under Brazilian GAAP, a company is required to record an original investment in the equity of another entity at cost which is thereafter periodically adjusted to recognize the investor's share of the investee's earnings or losses after the date of original investment. A Brazilian parent company is required to use the equity method of accounting to record investments: (a) in its subsidiaries (companies that are controlled by the parent company), on its stand-alone financial statements, and (b) in its affiliates (companies in which the parent company owns at least 10.0% of the issued share capital without controlling it) over whose management it exerts influence or in which it owns 20.0% or more of the capital, if the aggregate book value of all such investments is equal to or greater than 15.0% of the shareholders' equity of the parent company or if the book value of an investment in any single subsidiary or affiliate is equal to or greater than 10.0% of the shareholders' equity of the parent company. Brazilian GAAP establishes certain factors that are indicative of the fact that the company exerts influence.



Under U.S. GAAP, the equity method of accounting is used for investments, based on U.S. GAAP underlying financial statements, in which the company has an interest in voting stock that gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50.0% or less of the voting stock. Ability to exercise that influence may be indicated in several ways. There is a presumption that, in the absence of evidence to the contrary, an investment (direct or indirect) of 20.0% or more of the voting stock of an investee indicates that the company exercises significant influence over the investee, and an investment of less than 20.0% of the voting stock indicates that the company does not have the ability to exercise such significant influence. If an investor does not exercise a significant influence, such investments are carried at cost and evaluated for impairment.

Cash and cash equivalents

Cash equivalents are not defined under Brazilian GAAP.

Under U.S. GAAP, SFAS No. 95, "Statement of Cash Flows," defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition.

Investments in debt and equity securities

Under Brazilian GAAP, marketable debt and equity securities are generally stated at the lower of cost or market value, for non-financial enterprises. Although not specifically established by Brazilian GAAP, allowances may be recorded to reflect risks that may affect the valuation of such securities such as the risk of future price fluctuation. Gains and losses are recognized in earnings. Additionally, certain specific investments, such as mutual fund investments, were carried at market.

Under U.S. GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

- debt securities that the enterprise has the intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost;
- debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and
- debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity, net of tax effects.

Under U.S. GAAP, equity instruments for which sale is restricted by governmental or contractual requirements (restricted stock) are not considered to have readily determinable fair value, and therefore, are not subject to the provisions of SFAS No. 115.

Financial derivative instruments

Under Brazilian GAAP, for non-financial institutions the notional amount of financial derivative instruments is generally recorded in the companies' accounts and not recorded at fair value.



Restatement of financial statements due to general price-level changes

Under Brazilian GAAP, because of the highly inflationary conditions that have prevailed in the past, a form of inflation accounting, referred to as monetary correction, has been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. However, as from January 1, 1996 no inflation accounting adjustments are permitted for financial statements prepared under Brazilian GAAP.

Under U.S. GAAP, in most cases, the price level restatement of financial statements is not permitted. However, a methodology is prescribed by Accounting Principles Board Statement ("APB") No. 3, "Financial Statements Restated for General Price Level Changes," for companies operating in hyperinflationary environments in which inflation has exceeded 100% over the last three years and which report in local currency. As from a date between July 1, 1997 and January 1, 1998, the Brazilian economy is no longer considered highly inflationary as the increase in the general price index was less than 100% over the previous three years.

Capital leases

Under Brazilian GAAP capital leases are usually recorded as expenses upon payment of each installment of the financing by the lessee, and the residual purchase price is capitalized. Neither the asset nor the liability is entirely recognized. Footnote disclosure is required for scheduled lease installments.

Under U.S. GAAP, according to SFAS 13, capital leases must be capitalized at the beginning of the lease terms at fair value on that date and liability should be recognized accordingly, and interest must be recognized as financial expenses are incurred.

Business combinations, purchase accounting and goodwill

Under Brazilian GAAP, business combinations are not specifically addressed by accounting pronouncements. Application of the purchase method is based on book values. Goodwill or negative goodwill recorded on the acquisition of a company is calculated as the difference between the cost of acquisition and the net book value. Goodwill is subsequently amortized to income over a period that generally cannot exceed ten years. When considered appropriate, such as where future recoverability is not likely, goodwill may be written off immediately on acquisition. Negative goodwill may be recorded in income over a period consistent with the period over which the investee is expected to incur losses or in some cases may be maintained in the financial statements until realization of the investment acquired.

Under SFAS No. 141, the acquiring company records identifiable assets and liabilities acquired at their fair values. The assets and liabilities of the acquired companies are adjusted to their fair values at the acquisition date, if the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill in the books of the acquiring company. Under SFAS No. 141, detailed guidelines have been provided as to the recognition of intangible assets.

Also, under SFAS No. 141 and SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangible assets with indefinite lives are no longer amortized. Under SFAS No. 142, the amount of goodwill will be evaluated for impairment annually, and in the case of impairment its recorded value will be adjusted accordingly. The purchase price includes direct costs of acquisition. If assets other than cash are distributed as part of the purchase price, such



assets should be valued at fair market value. When securities traded in the market are issued by the acquiring entity as part of the purchase price, the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered in determining the purchase price.

Under SFAS No. 141, negative goodwill will be recognized as an extraordinary gain in the statement of operations, if in excess of non-current assets.

Income taxes

Under Brazilian GAAP, the methods adopted for the recording of income taxes are similar to U.S. GAAP but their practical application may lead to different results in certain circumstances. The recognition of tax credits derived from temporary differences and tax losses is an area that requires, within Brazilian GAAP, considerable judgment. In general, tax credits are recognized when there is evidence of future realization, in a continuous operation. Generally tax credits can be accounted only if (a) the loss has been caused by identified and unusual events and the probability of new and similar events is unlikely; (b) there is an expectation of generating taxable income for subsequent periods, as well as generation of tax liabilities to permit the realization of tax credits, properly verified through a technical analysis; and (c) there are tax obligations accounted for as liabilities, up to the limit and corresponding to the same period, in order to apply the tax credit. Tax credit recognition rules prohibit keeping the tax credit whenever there has been a tax loss for the last three-year period or available evidence indicates that realization is unlikely. Also, some additional requirements should be met for a public company, such as (i) additional supporting analysis to recognize deferred tax assets, (ii) condition to recognize deferred tax assets to a history of profitability presenting taxable income in three out of five fiscal years (including the year being reported), and (iii) prohibition of recognition of deferred tax assets if it is expected that they will be realized in more than ten years as from the reporting date.

Under U.S. GAAP, the liability method is used to calculate the income tax provision, as specified in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets or liabilities are recognized with a corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities to each year/period end. Deferred taxes are computed based on the income tax rate. Tax loss carryforwards are recognized as assets. A valuation allowance is recognized to reduce the carrying value deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Organizational and start-up costs

Under Brazilian GAAP, organizational and start-up costs may be recognized as assets under "Deferred charges" and deferred over the expected period of benefit.

Under U.S. GAAP organizational and start-up costs are expensed as incurred, on an accrual basis.

Earnings per share

Under Brazilian GAAP, disclosure of earnings per share is normally computed based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable, but not customary.



Under U.S. GAAP, in accordance with SFAS No. 128, "Earnings per Share," the presentation of earnings per share includes earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note to the financial statements. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all potentially dilutive common shares outstanding during each period presented, respectively. SFAS No. 128 also requires the use of the "two class" method of computing earnings per share. The two class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. It requires that earnings per share be shown separately on the face of the income statement for classes of shares with different participation rights.

Comprehensive income

Brazilian GAAP does not recognize the concept of comprehensive income.

Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income," effective for years beginning after December 15, 1997, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52 and unrealized gains and losses under SFAS No. 115, among others.

Statements of cash flows

Brazilian GAAP does not require the presentation of statements of cash flows, which may be presented voluntarily by the companies. A statement of added value may also be presented voluntarily.

Under U.S. GAAP, FAS 95, "Statement of Cash Flows," requires that a statement of cash flows be presented by all companies identifying cash flows from operating, investing and financing activities. A statement of added value is not required.



Index to consolidated financial statements

(1) As disclosed in footnote 2k, for comparison purposes reclassifications have been made to this set of 2003 financial statements to conform with the 2004 financial statements presentation. Because of that, this set of 2003 financial statements differ from that referred to in the index below.



KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904—São Paulo, SP—Brasil
Caixa Postal 2467
01060-970—São Paulo, SP—Brasil

Central Tel 55 (11) 3067-3000
Fax Nacional 55 (11) 3079-3752
Internacional 55 (11) 3079-2916
Internet www.kpmg.com.br

Accountants' review report

To
The Board of Directors and the Shareholders
Iochpe-Maxion S.A.
São Paulo—SP

We have reviewed the interim financial information of Iochpe-Maxion S.A. and the consolidated interim financial information for the Company and its subsidiaries for the nine-month period ended September 30, 2005, which comprises the balance sheet, the statement of income and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission.

Our review was performed in accordance with review standards established by IBRACON—The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for it to be in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of interim financial information.

October 21, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

KPMG Auditores Independentes é uma sociedade brasileira, simples, membro da KPMG International, uma cooperativa suiça.

KPMG Auditores Independentes is a Brazilian entity, a member firm of KPMG International, a Swiss cooperative.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Balance sheets
September 30, 2005 and June 30, 2005 (Unaudited)

	Parent Company		Consolidated	
(In thousands of Reais)	(Unaudited) Sep 2005	(Unaudited) Jun 2005	(Unaudited) Sep 2005	(Unaudited) Jun 2005
Assets				
Current assets				
Cash and cash equivalents	3,337	844	17,326	30,567
Trade accounts receivable	—	—	170,239	193,015
Inventories	—	—	163,831	182,150
Interest on equity reserves and dividends receivable	121	121	—	—
Tax recoverable	192	129	25,920	30,754
Other accounts receivable	350	352	8,620	10,211
Deferred income and social contribution taxes	—	—	3,718	6,571
Prepaid expenses	—	—	532	972
	4,000	1,446	390,186	454,240
Noncurrent assets				
Related parties	28,349	29,152	—	—
Trade accounts receivable	—	—	4,504	4,021
Tax recoverable	926	947	28,204	29,734
Deferred income and social contribution taxes	—	—	40,090	40,090
Compulsory and judicial deposits	1,882	1,871	6,745	6,458
	31,157	31,970	79,543	80,303
Permanent assets				
Investments	280,831	259,515	210	210
Property, plant and equipment	400	401	216,700	206,675
Deferred charges	—	—	3,144	3,429
	281,231	259,916	220,054	210,314
	316,388	293,332	689,783	744,857

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Balance sheets—(continued)
September 30, 2005 and June 30, 2005 (Unaudited)

(In thousands of Reais)	Parent Company (Unaudited) Sep 2005	Parent Company (Unaudited) Jun 2005	Consolidated (Unaudited) Sep 2005	Consolidated (Unaudited) Jun 2005
Liabilities, minority interest and shareholders' equity				
Current liabilities				
Loans and financing	—	—	72,476	120,427
Accounts payable to suppliers	—	—	77,235	92,676
Taxes payable	72	69	28,608	25,624
Salaries and vacation pay	515	422	35,086	32,054
Related parties	52,443	51,713	—	—
Other accounts payable	1,164	1,321	18,294	25,493
Advance to customers	—	—	35,354	67,478
Proposed dividends	49	76	50	77
Tax recovery program (REFIS)	—	—	1,376	4,926
Provision for losses on investments	11,361	11,521	—	—
Provision for contingencies	10,307	9,772	15,970	14,378
	75,911	74,894	284,449	383,133
Noncurrent liabilities				
Loans and financing	—	—	105,635	85,713
Other accounts payable	—	—	18,831	18,460
Tax recovery program (REFIS)	—	—	—	148
Provision for contingencies	308	308	40,494	39,082
	308	308	164,960	143,403
Minority interest	—	—	205	191
Shareholders' equity				
Capital	161,463	161,463	161,463	161,463
Profit reserves	24,770	24,770	24,770	24,770
Retained earnings	53,936	31,897	53,936	31,897
	240,169	218,130	240,169	218,130
	316,388	293,332	689,783	744,857

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Statements of income
September 30, 2005 and 2004 (Unaudited)

(In thousands of Reais)	Parent Company (Unaudited) Three months ended September 30, 2005	Parent Company (Unaudited) Three months ended September 30, 2004	Parent Company (Unaudited) Nine months ended September 30, 2005	Parent Company (Unaudited) Nine months ended September 30, 2004	Consolidated (Unaudited) Three months ended September 30, 2005	Consolidated (Unaudited) Three months ended September 30, 2004	Consolidated (Unaudited) Nine months ended September 30, 2005	Consolidated (Unaudited) Nine months ended September 30, 2004
Revenues								
Sales of goods and services rendered	—	—	—	—	472,298	370,279	1,330,529	931,972
Deductions								
Sales deductions	—	—	—	—	(85,572)	(65,562)	(244,044)	(145,161)
Net revenues	—	—	—	—	386,726	304,717	1,136,485	786,811
Cost of goods sold and services rendered	—	—	—	—	(308,292)	(230,255)	(912,956)	(612,189)
Gross profit	—	—	—	—	78,434	74,462	223,529	174,622
Operating income (expenses)								
Sales	—	—	—	—	(14,113)	(14,518)	(50,473)	(39,876)
Administrative and general expenses	(1,936)	(2,161)	(6,180)	(7,341)	(9,933)	(9,312)	(33,749)	(29,325)
Financial expenses	(1,570)	(3,035)	(5,007)	(8,714)	(12,297)	(2,897)	(31,554)	(26,846)
Financial income	848	1,785	2,718	11,661	814	(293)	2,405	409
Equity in income of subsidiaries	25,465	55,493	62,263	72,607	—	—	—	—
Other operating income (expenses)	40	—	40	846	(780)	(2,240)	(2,005)	(1,271)
	22,847	52,082	53,834	69,059	(36,309)	(29,260)	(115,376)	(96,909)
Operating income (loss)	22,847	52,082	53,834	69,059	42,125	45,202	108,153	77,713
Nonoperating result	(808)	(1,313)	102	(3,363)	(5,026)	(15,798)	(15,073)	(20,110)
Net income before income and social contribution taxes and minority interest	22,039	50,769	53,936	65,696	37,099	29,404	93,080	57,603
Income and social contribution taxes								
Current	—	385	—	—	(12,189)	807	(32,684)	(9,719)
Deffered	—	(23,430)	—	(23,600)	(2,854)	(2,788)	(6,403)	(6,179)
Net income before minority interest	22,039	27,724	53,936	42,096	22,056	27,423	53,993	41,705
Minority interest	—	—	—	—	(17)	(44)	(57)	(8)
Net income for the period	22,039	27,724	53,936	42,096	22,039	27,379	53,936	41,697
Net income per share—R$	0.41402	0.01042	1.01323	0.01582	0.41402	0.01029	1.01323	0.01567
Number of shares at year-end—in thousand	53,232	2,661,615	53,232	2,661,615	53,232	2,661,615	53,232	2,661,615

See the accompanying notes to the financial statements.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information
Nine-month period ended September 30, 2005
(Unaudited)
(In thousands of Reais)

1 Operations

The Company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

The Wheels and Chassis Division (Cruzeiro—SP) is engaged in the manufacturing and sale of chassis, crossbars and heavy wheels; the Automotive Components Division (Contagem—MG) is engaged in the manufacturing and sale of brake levers, pedals, jacks and other automotive components; and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is engaged in the manufacturing and sale of railway wheels and wagons and components and industrial castings (Cruzeiro—SP, with branches located in Hortolândia—SP and Osasco—SP). The Wheel and Chassis and Automotive Components Divisions are owned by Maxion Sistemas Automotivos Ltda. The sale of products, wheels and chassis, for the North-American market, involves, eventually, the inventory management by Maxion Structural Components USA, Inc.

2 Presentation of the interim financial information

The interim financial information is prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities Exchange Commission (CVM).

Summary of the main accounting practices

a. Statement of income

Income and expenses are recognized on an accrual basis.

b. Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005
(Unaudited)
(In thousands of Reais)

arising on translation are recognized in the statement of income of the period. For the subsidiary located abroad, the non-monetary assets and liabilities, presented at historical cost, were translated into Reais at the foreign exchange rate ruling at the interim financial information date.

d. Current and noncurrent assets

- **Cash and cash equivalents**

  Cash and cash equivalents are recorded at cost plus income accrued up to the interim financial information date.

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method. Other investments were valued at the cost of acquisition less provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates which take into account the estimated useful economic lives of the assets.

f. Current and noncurrent liabilities

Stated at the known or estimated amounts, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Statements of cash flows

The Company and its subsidiaries are voluntarily presenting, as supplementary information, the statements of cash flows prepared in accordance with NPC 20/99—Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005

(Unaudited)

(In thousands of Reais)

3 Main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions.

d. The reconciliation of the net income for the period and shareholders' equity as of September 30, 2005 is shown below:

	Net income for the period	
	01/Jul/2004 to 30/Sep/2004	01/Jan/2004 to 30/Sep/2004
Parent Company	27,724	42,096
Elimination of the net income in transactions between subsidiaries	(345)	(399)
Consolidated	27,379	41,697

e. Identification of minority interests in the consolidated financial statements.

The consolidated interim financial information as of September 30, 2005 and June 30, 2005 were prepared in accordance with the consolidation principles set forth in the Brazilian Corporation Law and the instructions of the Brazilian Securities Exchange Commission (CVM) and comprise the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership—% 2005	Indirect Ownership—% 2005
Maxion Componentes Estruturais Ltda.	99.99	—
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	—
Maxion Sistemas Automotivos Ltda.(1)	6.17	93.72
Tecob Cobranças, Representações e Comércio Ltda.	99.99	—
Iochpe Holdings, LLC	100.00	—
Maxion Structural Components USA, Inc.(2)	—	100.00
Newbridge Strategic Partners(3)	100.00	—

(1) Controlled by Maxion Componentes Estruturais Ltda.

(2) Controlled by Iochpe Holdings, LLC.

(3) Inactive company

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005

(Unaudited)

(In thousands of Reais)

In accordance with the CVM instruction n° 247/96, the jointly controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is proportionally consolidated (participation of 50%) in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are as follows:

	Amsted-Maxion Fundição and Equipamentos Ferroviário S.A.		
	30/Sep/2005	30/Jun/2005	30/Sep/2004
Balance sheet			
Current assets	251,592	298,358	153,859
Noncurrent assets	59,929	63,614	14,547
Permanent assets	116,263	114,318	54,894
Total assets	427,784	476,290	223,300
Current liabilities	252,884	304,849	141,396
Noncurrent liabilities	111,267	123,783	37,277
Shareholders' equity	63,633	47,658	44,627
Total liabilities and shareholders' equity	427,784	476,290	223,300
Statement of income			
Net sales of goods	871,632	543,654	463,508
Cost of goods sold	(735,381)	(471,024)	(380,729)
Gross profit	136,251	72,540	82,779
Operating expenses	(79,164)	(51,809)	(39,678)
Nonoperating expenses	(190)	(188)	(19)
Income and social contribution taxes	(19,400)	(7,002)	(14,467)
Net income for the period	37,497	13,541	28,615

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005

(Unaudited)

(In thousands of Reais)

4 Investment in subsidiaries

Information on subsidiaries

Companies	Ownership %	Investment balance 30/Jun/2005	Equity in net income of subsidiaries 1st/Jul/2005 to 30/Sep/2005	Investment balance 30/Sep/2005
Maxion Sistemas Automotivos Ltda.	6.17	11,455	783	12,238
Maxion Componentes Estruturais Ltda.	99.99	174,040	11,897	185,937
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.(1)	50.00	23,829	11,977	31,816
Iochpe Holdings, LLC	100.00	50,106	649	50,755
		259,430	25,306	280,746
Provision for negative equity				
Tecob Cobranças, Representações e Comércio Ltda.	99.99	(11,521)	159	(11,361)
			25,465	

(1) During the 3rd quarter of 2005, the jointly-controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., paid interim dividends in the amount of R$ 7,980. Considering the joint control, the effects on the company correspond to 50% of these amounts.

5 Related parties

	Assets	Liabilities	Term	Charges	Guarantees
Maxion Structural Components USA, Inc.	6,775	—	31/Oct/2005	EV+1.41% p.a.	No
Iochpe Holdings, LLC	—	52,443	30/Sep/2006	6% p.a.	No
Tecob Cobranças, Repres.e Com.Ltda.	18,600	—	Without term	—	No
Maxion Sistemas Automotivos Ltda.	2,974	—	31/Dec/2006	19.56% p.a.	No
Balance as of September 30, 2005	28,349	52,443			
Balance as of June 30, 2005	29,152	51,713			

Related party transactions were carried out at arm's length.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005

(Unaudited)

(In thousands of Reais)

On September 30, 2005 the Company granted guarantees in the form of avals and sureties related to loans, financing and advances from customers, as follows:

	Guarantees Granted	Refis Guarantee
Maxion Sistemas Automotivos Ltda.	81,683	16,017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	70,921*	—
Balance as of September 30, 2005	152,604	16,017
Maxion Sistemas Automotivos Ltda.	123,531	16,017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	88,916*	—
Balance as of June 30, 2005	212,447	16,017

(*) Of these totals, the performance guarantee related to the delivery of wagons by Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is equivalent to R$ 64,357 (R$ 82,478 as of June 30, 2005).

6 Provision for contingencies

The Company is disputing in court tax and labor claims, for which were recorded provisions in amounts considered sufficient to cover potencial losses, as follows:

	30/Sep/2005	30/Jun/2005
Labor	600	450
Tax		
Federal	9,954	9,569
State	61	61
	10,615	10,080
Current liabilities	(10,307)	(9,772)
Noncurrent liabilities	308	308

The Federal tax contingencies refer mainly to judicial discussions regarding the calculation basis of PIS (Employees' Profit Participation Program) and COFINS (Tax for Social Security Financing)—Law n° 9.718/98.

7 Shareholders' equity (Parent company)

a. Capital

At the Ordinary and Extraordinary Shareholders' General Meeting held on March 21, 2005, the reverse split of the Company's shares addressed by article 12 of Law No. 6.404, of December 15, 1976, was approved exchanging 50 existing shares for one new share.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005

(Unaudited)

(In thousands of Reais)

As a result of the reverse split, article 5 and the main provision of article 6 of the Company's bylaws were amended as follows:

"Article 5—The capital is now represented by 53,232,304 shares, of which 18,428,597 are common shares and 34,803,707 preferred shares, with no nominal value."

"Article 6—The Company is authorized to increase its capital, without of amendment to the bylaws, up to the limit of 6,000,000 shares, of which 2,000,000 are common and 4,000,000 are preferred shares."

Issuances within the limit of the authorized capital should be made based on a resolution of the Board of Directors, which should establish the number of shares to be issued, the term of issuance and the payment conditions, as well as the other conditions and procedures related to each issue.

b. Dividends

Net income for the year, calculated in accordance with the Art. 191 of Law 6404/76, is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as obligatory dividend and (iii) the remaining amount, as far as not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at the shareholders' meeting, is to be distributed as a supplementary dividend to shareholders.

During the Ordinary and Extraordinary Shareholders' General Meeting held on March 21, 2005, payment of dividends to the shareholders in the amount of R$ 16,118 was approved. Dividends were paid on April 5, 2005.

c. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including by means of amortization of Company debts, as well as the capitalization and financing of subsidiaries and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

d. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005

(Unaudited)

(In thousands of Reais)

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

8 Financial instruments

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalent to its liabilities indexed to the U.S. dollar, represented, at September 30, 2005 and June 30, 2005, mainly by advances on exchange contract operations and accounts payable to foreign suppliers, with the equalization of the amounts of assets indexed to the dollar.

Credits and debits with related parties refer, substantially, to regular intercompany commercial operations, and are not related to financing obtained in the market.

The net book value of the other financial instruments reflected in the September 30, 2005 interim financial information was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

9 Non-operating result

	30/Sep/ 2005	30/Sep/ 2004
Capital loss	—	(330)
Losses from discontinued operations	(1,563)	(2,924)
Reversal of provision—Tecob subsidiary	1,665	—
Other	—	(109)
	102	(3,363)

10 Tax loss carry-forwards

The Parent Company has tax loss carry-forwards in the amount of R$ 210,133 (R$ 207,253 as of June 30, 2005), and negative basis for social contribution taxes in the amount of R$ 222,979 (R$ 219,663 as of June 30, 2005), with no statutory limitation period, and temporary differences in the amount of R$ 11,238 (R$ 10,867 as of June 30, 2005), and that may be offset against a maximum of 30% of annual taxable income.

The Company does not recognize deferred income and social contribution tax assets since it is a holding company and generates no taxable income.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the interim financial information—(continued)
Nine-month period ended September 30, 2005
(Unaudited)
(In thousands of Reais)

11 Statements of cash flows—Indirect method

Publicly-held Company

Statements of cash flows—Indirect method

	Parent company		Consolidated	
	Sep 2005	Sep 2004	Sep 2005	Sep 2004
Cash flows from operating activities				
Net income for the year	53,936	42,099	53,936	42,099
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	10	28	19,987	17,989
Deferred income and social contribution taxes—Current and noncurrent	—	23,600	6,403	6,179
Amortization of goodwill	—	2,016	—	2,016
Disposal of fixed assets	—	54	402	21,855
Equity in income of subsidiaries	(62,263)	(72,607)	—	—
Receipt of profits and dividends from subsidiaries	17,042	12,619	—	—
Changes in assets and liabilities				
Increase in accounts receivable	—	—	(47,702)	(88,889)
Increase in inventories	—	—	(14,477)	(57,778)
Increase in accounts payable	—	—	8,930	27,486
Decrease (increase) in other accounts receivable	21,241	56,859	(21,169)	(8,949)
Increase (decrease) in other accounts payable and provisions	2,874	(32,437)	(24,484)	44,197
Increase (decrease) in income and social contribution taxes	—	—	19,720	5,687
Net cash provided by operating activities	32,840	32,231	1,547	11,893
Cash flows from investment activities				
Acquisition of property, plant and equipment	(4)	(11)	(58,614)	(33,951)
Net cash used in investment activities	(4)	(11)	(58,614)	(33,951)
Cash flows from financing activities				
Payment of profits, dividends	(16,098)	—	(16,098)	—
Loans	—	—	112,656	114,043
Loan/debentures payments	(28,214)	(23,714)	(92,969)	(75,829)
Interest paid—loans	—	—	(3,123)	(2,787)
Net cash (used in) provided by financing activities	(44,312)	(23,714)	467	35,427
(Decrease) increase in cash and cash equivalents	(11,476)	8,506	(56,600)	13,369
At beginning of year	14,812	4,745	73,926	12,653
At end of year	3,336	13,251	17,326	26,022
(Decrease) increase in cash and cash equivalents	(11,476)	8,506	(56,600)	13,369



KPMG Auditores Independentes
R. Dr. Renato Paes de Barros, 33
04530-904—São Paulo, SP—Brasil
Caixa Postal / *P.O. Box* 2467
01060-970—São Paulo, SP—Brasil

Central Tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
Internet www.kpmg.com.br

Independent auditors' report

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo—SP

1. We have examined the accompanying balance sheet of Iochpe-Maxion S.A and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The audit of the financial statements of the subsidiary Iochpe Holdings, LLC as of December 31, 2004, was conducted by other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the result of this subsidiary, in the amounts of R$ 49,164 thousand and R$ 4,128 thousand, respectively, is based solely on the unqualified report of the other independent auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion and based on the report of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the financial position of Iochpe-Maxion S.A and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, for the first time, voluntarily by the Company and its subsidiaries to users of the financial statements for possible additional analysis. This supplementary information was subject to the same audit

KPMG

procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. The financial statements of Iochpe-Maxion S.A. and Iochpe-Maxion S.A. and its subsidiaries, as of December 31, 2003, were audited by other independent auditors, who issued an unqualified opinion dated January 23, 2004.

January 24, 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Balance sheets
December 31, 2004 and 2003

	Parent Company		Consolidated	
(In thousands of Reais)	2004	2003	2004	2003
Assets				
Current assets				
Cash and cash equivalents	14,812	4,745	73,926	12,653
Trade accounts receivable	—	—	122,538	64,262
Inventories	—	—	149,353	76,522
Interest on equity reserves and dividends receivable	13,584	—	—	—
Tax recoverable	1,091	5,814	18,779	13,201
Other accounts receivable	249	149	11,261	6,721
Deferred income and social contribution taxes	—	—	10,120	11,712
Prepaid expenses	—	—	1,679	2,326
	29,736	10,708	387,656	187,397
Noncurrent assets				
Related parties	47,048	75,288	—	436
Trade accounts receivable	—	—	5,220	5,497
Tax recoverable	918	762	16,755	5,739
Deferred income and social contribution taxes	—	23,600	40,090	42,959
Compulsory and judicial deposits	1,858	6,967	5,243	11,158
Cash and cash equivalents	—	—	—	3,736
	49,824	106,617	67,308	69,525
Permanent assets				
Investments	219,343	156,910	265	8,431
Property, plant and equipment	406	424	171,812	150,612
Deferred charges	—	—	4,171	15,234
	219,749	157,334	176,248	174,277
Minority interest				
	299,309	274,659	631,212	431,199

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Balance sheets—(continued)
December 31, 2004 and 2003

(In thousands of Reais)	Parent Company 2004	Parent Company 2003	Consolidated 2004	Consolidated 2003
Liabilities, minority interest and shareholders' equity				
Current liabilities				
Loans and financing	—	—	88,712	73,293
Debentures	28,134	21,595	28,134	21,595
Accounts payable to suppliers	—	—	68,305	37,733
Taxes payable	38	22	13,268	2,426
Salaries and vacation pay	327	342	25,931	16,253
Related parties	50,263	50,187	—	—
Other accounts payable	1,650	340	12,081	19,521
Advance to customers	—	—	67,483	6,090
Proposed dividends	16,118	—	16,118	—
Tax recovery program (REFIS)	—	—	11,107	2,013
Provision for losses on investments	6,880	8,242	—	—
Provision for contingencies	9,358	12,148	13,759	12,840
	112,768	92,876	344,898	191,764
Noncurrent liabilities				
Loans and financing	—	—	58,983	11,609
Debentures	—	24,913	—	24,913
Other accounts payable	—	—	2,746	3,695
Tax recovery program (REFIS)	—	—	153	14,276
Provision for contingencies	308	5,345	38,032	33,258
	308	30,258	99,914	87,751
Minority interest	—	—	167	159
Shareholders' equity				
Capital	161,463	161,463	161,463	161,463
Profit reserves	24,770	—	24,770	—
Accumulated losses	—	(9,938)	—	(9,938)
	186,233	151,525	186,233	151,525
	299,309	274,659	631,212	431,199

See the accompanying notes to the financial statements.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Statements of income
Years ended December 31, 2004 and 2003

(In thousands of Reais)	Parent Company 2004	Parent Company 2003	Consolidated 2004	Consolidated 2003
Revenues				
Sales of goods and services rendered	—	—	1,315,664	759,938
Deductions				
Sales taxes	—	—	(198,168)	(73,292)
Returns and discounts	—	—	(18,899)	(10,973)
Net revenues	—	—	1,098,597	675,673
Cost of goods sold and services rendered	—	—	(871,084)	(539,115)
Gross profit	—	—	227,513	136,558
Operating income (expenses)				
Sales	—	—	(55,339)	(44,121)
Administrative and general expenses	(5,514)	(4,208)	(35,256)	(28,455)
Management remuneration	(1,602)	(1,432)	(1,602)	(1,432)
Financial expenses	(11,354)	(14,929)	(39,938)	(57,825)
Financial income	7,530	12,564	7,360	19,684
Equity in income of subsidiaries	96,184	9,992	—	—
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
Other operating income (expenses)	848	28	(6,586)	(1,598)
	84,076	(1,442)	(133,377)	(117,204)
Operating income (loss)	84,076	(1,442)	94,136	19,354
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
Net income (loss) before income and social contribution taxes and minority interest	74,426	(3,894)	73,566	13,491
Income and social contribution taxes				
Current	—	24	(15,304)	(13,560)
Deffered	(23,600)	(1,241)	(7,412)	(5,395)
Net income (loss) before minority interest	50,826	(5,111)	50,850	(5,464)
Minority interest	—	—	(24)	353
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Net income (loss) per lot of a thousand shares—R$	19.10	(1.92)		
Number of shares at year-end—in thousand	2,661,615	2,661,615		

See the accompanying notes to the financial statements.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Statements of changes in shareholders' equity
Years ended December 31, 2004 and 2003

		Profit reserves			
(In thousands of Reais)	Capital	Legal reserve	Statutory reserve for investments and working capital	(Accumulated losses)/ Retained earnings	Total
Balances at January 1, 2003	161,463	—	—	(4,827)	156,636
Net loss for the year	—	—	—	(5,111)	(5,111)
Balances at December 31, 2003	161,463	—	—	(9,938)	151,525
Net income for the year	—	—	—	50,826	50,826
Distributions:					
Legal reserve	—	2,044	—	(2,044)	—
Statutory reserve for investments and working capital	—	—	22,726	(22,726)	—
Proposed dividends (R$ 5,68 and R$ 6,25 per lot of thousand shares of common bearer stock and preferred bearer stock, respectively)	—	—	—	(16,118)	(16,118)
Balances at December 31, 2004	161,463	2,044	22,726	—	186,233

See the accompanying notes to the financial statements.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Statements of changes in financial position
Years ended December 31, 2004 and 2003

	Parent Company		Consolidated	
(In thousands of Reais)	2004	2003	2004	2003
Sources of funds				
Operations				
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Items not affecting working capital				
Depreciation and amortization	32	48	26,744	28,401
Residual cost on disposal of fixed assets	117	106	24,393	1,079
Deferred income and social contribution taxes—noncurrent	23,600	—	2,869	(5,110)
Equity in net income of subsidiaries	(96,184)	(9,992)	—	—
Amortization of goodwill	2,016	3,457	2,016	3,457
Interest and monetary and exchange variation assets—noncurrent	(4,935)	(12,683)	262	3,995
Interest and monetary and exchange variation liabilities—noncurrent	636	3,547	13,775	18,243
Minority interest	—	—	8	(353)
Resources from (applied in) operations	(23,892)	(20,628)	120,893	44,601
From subsidiaries				
Interest on shareholders' equity and dividends received	16,678	14,756	—	—
Interest on shareholders' equity and dividends receivable	13,584	—	—	—
Goodwill	26,615	38,004		
Transfer of net assets	7,879	1,797	—	—
Reduction of provision for negative equity	1,362	—	—	—
From third parties				
Increase in noncurrent assets				
Financings	—	—	103,509	10,179
Other accounts payable	—	—	12,292	19,521
Decrease in long-term receivables	6,644	2,158	9,957	4,929
	48,870	36,087	246,651	79,230
Applications of funds				
Noncurrent assets				
Addition	919	80	10,871	2,502
Related parties	2,091	4,452	—	—
Permanent assets				
Investments	—	3,101	—	—
Property, plant and equipment	21	41	54,314	41,207
Deferred charges	—	—	810	1,868
Decrease in long-term liabilities				
Transfer to current liabilities	25,547	20,023	111,823	33,880
Other	5,038	—	5,590	3,361
Proposed dividends	16,118	—	16,118	—
	49,734	27,697	199,526	82,818
(Decrease) increase in working capital	(864)	8,390	47,125	(3,588)
Changes in working capital				
Current assets				
At end of year	29,736	10,708	387,656	187,397
At beginning of year	10,708	5,064	187,397	153,835
	19,028	5,644	200,259	33,562
Current liabilities				
At end of year	112,768	92,876	344,898	191,764
At beginning of year	92,876	95,622	191,764	154,614
	19,892	(2,746)	153,134	37,150
	(864)	8,390	47,125	(3,588)

See the accompanying notes to the financial statements.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Statements of cash flows—indirect method
Years ended December 31, 2004 and 2003 (unaudited)

(In thousands of Reais)	Parent company 2004	Parent company 2003 (unaudited)	Consolidated 2004	Consolidated 2003 (unaudited)
Cash flows from operating activities				
Net income (loss) for the year	50,826	(5,111)	50,826	(5,111)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	32	48	26,744	28,401
Deferred income and social contribution taxes—Current and noncurrent	23,600	1,241	7,412	5,395
Amortization of goodwill	2,016	3,457	2,016	3,457
Disposal of fixed assets	117	106	24,393	1,079
Equity in income of subsidiaries	(96,184)	(9,992)	—	—
Interest on shareholders' equity and dividends from subsidiaries				
Received	16,678	14,756	—	—
Receivable	13,584	—	—	—
Changes in assets and liabilities				
Increase in accounts receivable	—	—	(58,276)	(3,397)
Increase in inventories	—	—	(72,831)	(30,893)
Increase in accounts payable	—	—	30,572	7,936
Decrease (increase) in other accounts receivable, taxes and other accounts	24,276	27,315	(13,886)	(9,995)
(Decrease) increase in other accounts payable, provisions and other accounts	(1,143)	(6,155)	98,335	35,847
Increase (decrease) in income and social contribution taxes	—	—	9,426	(95)
Net cash provided by operating activities	33,802	25,665	104,731	32,624
Cash flows from investment activities				
Acquisition of property, plant and equipment	(21)	(41)	(54,314)	(41,207)
Acquisition of investments	—	(3,101)	—	—
Net cash used in investment activities	(21)	(3,142)	(54,314)	(41,207)
Cash flows from financing activities				
Loans	—	—	251,679	212,591
Loan/debenture payments	(23,714)	(24,243)	(222,690)	(207,100)
Interest paid—loans/debentures	—	—	(18,133)	(12,155)
Net cash provided by (used in) financing activities	(23,714)	(24,243)	10,857	(6,664)
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)
At beginning of year	4,745	6,465	12,653	27,900
At end of year	14,812	4,745	73,926	12,653
Increase (decrease) in cash and cash equivalents	10,067	(1,720)	61,273	(15,247)

See the accompanying notes to the financial statements.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Statements of added value
Years ended December 31, 2004 and 2003 (unaudited)

(In thousands of Reais)	Parent company 2004	Parent company 2003 (unaudited)	Consolidated 2004	Consolidated 2003 (unaudited)
Income (expenses)				
Sales of goods and services rendered	—	—	1,315,664	759,938
Provision for doubtful accounts—reversal (increase)	—	—	2,777	(1,773)
Nonoperating result	(9,650)	(2,452)	(20,570)	(5,863)
	(9,650)	(2,452)	1,297,871	752,302
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	—	—	606,190	363,365
Cost of goods sold and services rendered	—	—	177,160	88,520
Material, power, third party services and other	1,889	2,515	88,410	49,929
	1,889	2,515	871,760	501,814
Gross (reduced) added value	(11,539)	(4,967)	426,111	250,488
Retentions				
Depreciation and amortization	(32)	(48)	(26,744)	(28,401)
Amortization of goodwill	(2,016)	(3,457)	(2,016)	(3,457)
(Reduced) added value (consumed by) produced by the Company and its subsidiaries	(13,587)	(8,472)	397,351	218,630
Transferred added value				
Equity in net income of subsidiaries	96,184	9,992	—	—
Financial income	7,530	12,564	7,360	19,684
	103,714	22,556	7,360	19,684
Added value to be distributed	90,127	14,084	404,711	238,314
Distribution of added value				
Payroll and related charges	2,554	2,299	165,078	105,211
Taxes and contributions	25,394	1,968	149,677	70,673
Interest and rents	11,353	14,928	39,130	67,541
Proposed dividends	16,118	—	16,118	—
Legal reserve	2,044	—	2,044	—
Statutory reserve for investment and working capital	22,726	—	22,726	—
Compensation of accumulated losses	9,938	—	9,938	—
Loss for the year	—	(5,111)	—	(5,111)
	90,127	14,084	404,711	238,314

See the accompanying notes to the financial statements.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements
December 31, 2004 and 2003
(In thousands of Reais)

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Subsidiary companies operate in the following sectors: Maxion Sistemas Automotivos Ltda. (Structural Components division—Cruzeiro—SP) manufactures and sells chassis, crossbars and heavy wheels and (Automotive components division—Contagem—MG) manufactures and sells window winders, locks, bolts and other automotive components; and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A (Cruzeiro—SP), manufactures and sells railway wheels and components and industrial castings.

In June 2004, Iochpe-Maxion S.A. deployed corporate and operational restructuring involving its subsidiaries Maxion Componentes Estruturais Ltda. and Maxion Componentes Automotivos S.A., aiming at achieving administrative simplification and additional synergies.

On June 22, 2004, the Company's name of Maxion Componentes Automotivos S.A. was changed to Maxion Sistemas Automotivos S.A.

On August 2, 2004, the subsidiary Maxion Componentes Estruturais Ltda. transferred the total assets and liabilities, rights and obligations of the goodwill to its subsidiary Maxion Sistemas Automotivos S.A., at book value of R$ 74,429. Maxion Sistemas Automotivos S.A. then assumed the effective operation of the Structural Components Division.

On September 10, 2004, the subsidiary Maxion Sistemas Automotivos S.A. signed the agreement for the sale of the assets of the window winder's business to Brose do Brasil Ltda., a wholly owned subsidiary of Brose International GmbH, in the amount of R$ 17,790. These assets were substantially transferred in December 2004.

On October 29, 2004 the subsidiary Maxion Sistemas Automotivos S.A. changed to a Limited Liability Company and also changed its name to Maxion Sistemas Automotivos Ltda.

2 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Summary of the main accounting practices

a. Statement of income

Income and expenses are recognized on the accrual basis.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries review the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income. For the subsidiary located abroad, the non-monetary assets and liabilities, presented at historical cost, were translated into Reais at the foreign exchange rate ruling at the balance sheet date.

d. Current and noncurrent assets

- **Cash and cash equivalents**

  Cash and cash equivalents are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

- Inventories

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overheads based on normal operating capacity.

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method. Other investments were valued at the cost of acquisition less provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates which take into account the estimated useful economic lives of the assets.

- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2003, and consider past profitability and expectations of future taxable income, based on a technical viability study.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

i. Statements of cash flows

The Company and its subsidiaries are voluntarily presenting, for the first time, the statements of cash flows prepared in accordance with NPC 20/99—Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are voluntarily presenting, for the first time, the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/00. Their objective is to present the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Reclassifications of specific information contained in the traditional statement of income have been made, due to the fact that in the statement of added value they were considered as distribution of the added value generated.

k. Reclassifications

The financial statements of the year ended December 31, 2003 were reclassified to enable a better comparison with the current financial statements.

3 Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership—%		Indirect Ownership—%	
	2004	2003	2004	2003
Maxion Componentes Estruturais Ltda.	99.99	99.99	—	—
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	—	—
Maxion Sistemas Automotivos Ltda.	6.17	18.88	93.72	80.76
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	—	—
Iochpe Holdings, LLC	100.00	100.00	—	—
Maxion Structurals Components USA, Inc.(*)	—	—	100.00	100.00
Newbridge Strategic Partners	100.00	100.00	—	—

(*) These financial statements were consolidated by the subsidiary Iochpe Holdings, LLC.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions.

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction n° 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary. The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	
	2004	2003
Balance sheets		
Current assets	250,002	69,839
Noncurrent assets	35,207	11,836
Permanent assets	61,726	38,079
Total assets	346,935	119,754
Current liabilities	246,134	52,435
Noncurrent liabilities	64,152	32,196
Shareholders' equity	36,649	35,123
Total liabilities and shareholders' equity	346,935	119,754
Statements of income		
Net sales of goods	645,509	328,069
Cost of goods sold	(541,883)	(261,381)
Gross profit	103,626	66,688
Operating expenses	(56,725)	(33,944)
Nonoperating expenses	(21)	(155)
Income and social contribution taxes	(14,980)	(11,146)
Net income for the year	31,900	21,443

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

4 Cash and cash equivalents

	Parent company		Consolidated	
	2004	2003	2004	2003
Current:				
Cash and banks	95	382	31,466	8,227
Interest earning bank deposits	14,717	4,363	42,460	4,426
	14,812	4,745	73,926	12,653

Interest earning bank deposits refer substantially to Bank Deposit Certificates and Fixed Income Funds, remunerated at rates of the CDI.

5 Trade accounts receivable

	2004	2003
Current:		
Domestic customers	108,174	58,519
Foreign customers	36,791	34,180
Discounted receivables	(20,089)	(23,870)
Allowance for doubtful accounts	(2,338)	(4,567)
	122,538	64,262
Noncurrent:		
Domestic customers	9,982	7,179
Foreign customers	2,097	2,097
Allowance for doubtful accounts	(6,859)	(3,779)
	5,220	5,497

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

6 Inventories

	2004	2003
Finished goods	40,909	19,808
Work in process	10,667	7,520
Raw materials	86,533	42,973
Auxiliary and maintenance materials	6,148	829
Packaging and storeroom materials	2,889	5,530
Provision for slow moving inventories and loss of inventories	(407)	(1,453)
Imports in transit	2,614	1,315
	149,353	76,522

7 Related party transactions

The main balances of assets and liabilities as of December 31, 2004, as well as the transactions that influenced net income for the year, related to operations with related parties, result from transactions between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

	Direct subsidiaries								Indirect subsidiaries				Affiliates				Parent Company		Consolidated	
	Maxion Componentes Estruturias Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Iochpe Holdings, LLC		Tecob Cobranças, Representações e Comércio Ltda.		Maxion Sistemas Automotivos Ltda.		Maxion Structural Components USA		Fundação Iochpe		Total					
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Assets																				
Accounts receivable from acquisition of goods and services	—	3,616	—	—	—	—	—	—	8,769	—	2,064	5,759	—	—	10,833	9,375	—	—	—	—
Interest on shareholders' equity and dividends	9,469	—	1,409	—	—	—	—	—	2,706	—	—	—	—	—	13,584	—	13,584	—	—	—
Noncurrent assets (loan contracts)	—	—	—	—	50,263	47,428	—	—	—	2,759	—	—	—	—	50,263	50,187	47,048	75,288	—	436
Liabilities																				
Suppliers	—	4,375	—	—	—	—	—	—	2,064	1,089	8,769	3,911	—	—	10,833	9,375	—	—	—	—
Interest on shareholders' equity and dividends	9,469	—	1,409	—	—	—	—	—	2,706	—	—	—	—	—	13,584	—	—	—	—	—
Obligations (loan contracts)	—	45,143	—	—	—	—	15,288	21,077	23,737	—	8,023	8,632	—	436	47,048	75,288	50,263	50,187	—	—
Provision for negative equity	—	—	—	—	—	—	6,680	8,242	—	—	—	—	—	—	6,880	8,242	6,880	8,242	—	—
Income																				
Sale of goods and services rendered	22,745	39,917	—	—	—	—	—	—	15,034	—	—	—	—	—	37,779	39,917	—	—	—	—
Cost of goods sold and services rendered	—	—	—	—	—	—	—	—	—	—	37,430	39,917	—	—	37,430	39,917	—	—	—	—
Financial (expenses) income, net	(3,499)	(14,380)	—	—	2,978	11,040	—	—	(1,879)	292	(109)	(98)	—	—	(2,509)	(3,146)	1,564	9,423	(859)	2,310
Other nonoperating income (expenses)	—	—	—	—	—	—	919	824	—	—	—	—	—	—	919	824	(6,209)	(824)	—	—





Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

The balance of R$ 15,288 (R$ 21,077 as of December 31, 2003) with Tecob Cobranças, Representações e Comércio Ltda. (Tecob) refers to the net assets of the former agricultural division, sold in previous years, with no maturity date. Services rendered by Tecob are supported by a commission agreement.

The balance of R$ 23,737 with Maxion Sistemas Automotivos Ltda. (R$ 45,143 with Maxion Componentes Estruturais Ltda. as of December 31, 2003), refers to the goodwill sale and purchase agreement signed in 1996, plus interest of 1.5% p.m., renegotiated quarterly, with maturity on December 31, 2006.

The balance of R$ 8,023 (8,632 as of December 31, 2003) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 6% p.a., with maturity on February 1, 2005.

The balance of R$ 50,263 (R$ 47,428 as of December 31, 2003) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on February 1, 2005.

On December 31, 2004 and 2003 the Company had the following guarantees related to loans, financing and advances from customers.

	Sureties given	Guarantee Tax Recovery Program (REFIS)
Maxion Sistemas Automotivos Ltda.	95,753	16,017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	81,263	—
Balances at December 31, 2004	177,016	16,017
Balances at December 31, 2003	127,966	16,017

8 Investments

a. Composition of balances

	Parent Company		Consolidated	
	2004	2003	2004	2003
Equity in subsidiaries	219,258	148,555	—	—
Amortization of goodwill	—	8,270	—	8,270
Other investments	85	85	265	161
	219,343	156,910	265	8,431



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

b. Movement of balances in subsidiaries

	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Sistemas Automotivos Ltda.	Iochpe Holdings, LLC	Tecob Cobranças, Representações e Comércio Ltda.	Total
Balance at December 31, 2003	81,957	17,562	1	49,035	—	148,555
Equity in net income of subsidiaries	74,893	15,949	3,851	129	1,362	96,184
Dividends and interest on shareholders' equity received	(2,900)	(13,778)		—	—	(16,678)
Dividends and interest on shareholders' equity receivable	(11,551)	(1,409)	(624)	—	—	(13,584)
Amortization of income not realized	—	—	6,528	—	—	6,528
Loss from variation in the ownership percentage in subsidiaries	—	—	(385)	—	—	(385)
Transfer to provision for negative equity	—	—	—	—	(1,362)	(1,362)
Balance at December 31, 2004	142,399	18,324	9,371	49,164	—	219,258

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

c. Information on the subsidiaries

	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Maxion Sistemas Automotivos Ltda.		Iochpe-Holdings, LLC (*)		Tecob Cobranças, Representações e Comércio Ltda.	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Capital	102,111	107,886	33,267	33,267	123,703	113,170	37,711	41,047	500	500
Quantity of shares or quotas owned (in lots of one thousand shares)										
Common	—	—	921,430	921,430	—	379,738	1	1	—	—
Preferred	—	—	1,788,885	1,788,885	—	—	—	—	—	—
Quotas	102,111	107,886	—	—	7,636	—	—	—	500	500
Shareholders' equity	142,399	81,957	36,649	35,123	152,156	46,158	49,164	49,036	(6,880)	(8,242)
(−) Adjustment of unrealized profit on inventories	—	—	—	—	(349)	—	—	—	—	—
(=) Adjusted shareholders' equity	142,399	81,957	36,649	35,123	151,807	46,158	49,164	49,036	(6,880)	(8,242)
Interest in capital at the end of the year—%	99.99	99.99	50.00	50.00	6.17	18.88	100.00	100.00	99.99	99.99
Interest in shareholders' equity—%	76.46	54.09	9.84	11.59	5.03	—	26.40	32.36	—	—
Net income (loss) for the year	74,730	16,622	31,900	21,443	40,410	(26,072)	4,128	9,138	(3,145)	(3,386)
Goodwill to be amortized	—	—	—	—	—	8,270	—	—	—	—

(*) These financial statement were audited by other independent auditors

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

9 Property, plant and equipment

	Rate of depreciation % p.a.	Parent company				Consolidated			
		2004			2003			2004	2003
		Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Land		—	—	—	—	5,338	—	5,338	5,338
Buildings and improvements	4	—	—	—	—	69,711	(35,757)	33,954	30,995
Machinery and equipment	10	—	—	—	—	213,914	(138,551)	75,363	60,347
Patterns	10 to 33(*)	—	—	—	—	49,944	(32,427)	17,517	17,590
Furniture and fixtures	10	991	(747)	244	266	6,722	(3,456)	3,266	2,874
Vehicles	20	—	—	—	—	972	(716)	256	189
Computer equipment	20	580	(522)	58	46	6,224	(4,197)	2,027	2,155
Other	10 and 20	331	(227)	104	112	14,909	(245)	14,664	10,586
Construction in progress		—	—	—	—	12,539	—	12,539	9,878
Advances to suppliers		—	—	—	—	6,888	—	6,888	10,660
		1,902	(1,496)	406	424	387,161	(215,349)	171,812	150,612

(*) Average rate of 18.9%.

10 Deferred charges

	2004	2003
Development of new products	7,171	10,784
Expansion costs	266	2,738
Computerized systems	247	2,912
Goodwill	—	20,890
	7,684	37,324
Accumulated amortization	(3,513)	(22,090)
	4,171	15,234

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

11 Loans and financing

	Index	Annual interest—%	2004	2003
Local currency:				
Working capital	CDI	1.5	45,012	5,214
FINAME	TJLP	5.0 to 9.0	5,835	8,194
BNDES	TJLP	3.6 to 6.5	34,440	9,089
PRO Industry and PROIM	IGPM	0.0 to 6.0	5,090	—
Foreign currency:				
Advance on export contracts US$ 2,630 (2003—US$ 11,997)		2.78 to 5.0	6,980	34,662
Import US$ 3,285 (2003—US$ 6,182)		3.375 to 5.9	8,710	17,861
Pre-Export US$ 15,683		4.3 to 6.7	41,628	—
Resolution n° 2770 (2003—US$ 3,420)		6.54 to 35	—	9,882
			147,695	84,902
Current portion included in current liabilities			(88,712)	(73,293)
Noncurrent liabilities			58,983	11,609

The long-term installments have the following payment schedule:

Maturity:	Consolidated 2004	2003
2005	—	4,011
2006	21,952	2,885
2007	24,249	4,713
2008	7,082	—
2009 until 2014	5,700	—
	58,983	11,609

The loans and financing are secured by property, plant and equipment assets in the amount of R$ 5,606 (R$ 3,488 as of December 31, 2003) and real estate mortgages in the amount of R$ 4.846 (R$ 2,887 as of December 31, 2003).

12 Debentures

There remain in circulation 217,787 debentures of the 4th issue, in the amount of R$ 28,134 (R$ 46,508 as of December 31, 2003), falling due in May 2005. These debentures have charges based on the variation of the National Consumer Price Index (INPC), plus interest of 10% p.a. The interest is paid annually in May.

Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

13 Tax Recovery Program—REFIS

The subsidiary Maxion Sistemas Automotivos Ltda. joined REFIS in order to settle tax debts through a special payment and installment program for tax and social security liabilities. The financing program corresponds to 1.2% of billing.

The change in the amounts due to REFIS is shown as follows:

	Consolidated
Balances at December 31, 2002	19,937
Monetary variation	1,541
Payments	(5,189)
Balances at December 31, 2003	16,289
Monetary variation	1,029
Payments	(6,058)
Balances at December 31, 2004	11,260
Current liabilities	(11,107)
Noncurrent liabilities	153

Shares of Maxion Sistemas Automotivos Ltda. have been given in guarantee of this program.

14 Provision for contingencies

The Company and its subsidiaries are parties in judicial and administrative proceedings in various courts and governmental agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, analysis of the pending legal proceedings and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover potential losses from the current actions, as follows:

	Parent company 2004	2003	Consolidated 2004	2003
Labor	150	439	3,552	965
Tax				
Federal	9,459	17,002	47,184	44,915
State	57	52	889	52
Other	—	—	166	166
	9,666	17,493	51,791	46,098
Current liabilities	(9,358)	(12,148)	(13,759)	(12,840)
Noncurrent liabilities	308	5,345	38,032	33,258



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

The Federal tax contingencies refer mainly to administrative discussions regarding IPI (Excise Tax) Export Credit and judicial discussions regarding the calculation basis of PIS (Employees' Profit Participation Program) and COFINS (Tax for Social Security Financing)—Law n° 9.718/98.

15 Income and social contribution taxes

a. Deferred

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their book values.

In accordance with CVM Instruction 371, of June 27, 2003, the Company and its subsidiaries, based on their expectation of generating future taxable income determined by a technical valuation approved by management, recognized tax credits on income tax loss carry-forwards and the negative bases of social contribution tax, with no statutory limitation period and that can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed quarterly by the Company and its subsidiaries with no significant adjustments arising in relation to Managements forecasts.

The origin of deferred income and social contribution taxes is presented below:

	Parent company		Consolidated	
	2004	2003	2004	2003
Temporary differences				
Tax contingency	—	—	12,734	5,003
Labor contingency	—	—	995	141
Allowance for doubtful accounts	—	—	768	363
Accrual for goodwill	—	—	—	10,286
Other	—	—	2,035	—
		—	16,532	15,793
Tax losses	—	15,473	28,323	27,277
Negative basis of social contribution	—	8,127	5,355	11,601
		23,600	50,210	54,671
Current assets	—	—	(10,120)	(11,712)
Noncurrent assets	—	23,600	40,090	42,959

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

Based on the projections for future taxable income, prepared in accordance with CVM Instruction n° 371, the Company and its subsidiaries expect to offset the tax credits in the next few years:

The projections of realization of consolidated deferred tax assets are as follows:

2005	10,120
2006	5,794
2007	7,479
2008	6,505
2009	3,780
	33,678
Deferred credits on temporary differences	16,532
	50,210

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end. Accordingly, these estimates may differ from the effective taxable income in the future due to the inherent uncertainties involving these estimates.

The Company has tax loss carry-forwards in the amount of R$ 201,275 (2003—R$ 192,535), negative basis for social contribution taxes in the amount of R$ 207,217 (2003—198,756), with no statutory limitation period, and temporary differences in the amount of R$ 12,067 (2003—R$ 12,316).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The write-off of deferred tax credits in the amount of R$ 23,600 was due to the corporate restructuring implemented during the year.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

b. Reconciliation with net income

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Parent company		Consolidated	
	2004	2003	2004	2003
Net income (losses) before tax	74,426	(3,894)	73,566	13,491
Combined statutory rates—%	34	34	34	34
Income and social contribution taxes calculated at the statutory rates	(25,305)	1,324	(25,012)	(4,587)
Equity interest in subsidiaries and net income abroad	29,092	(1,089)	—	—
Amortization of goodwill	(504)	(864)	(504)	(864)
Nondeductible expenses	(144)	(267)	(203)	(625)
Unrecognized tax assets on temporary differences	(133)	(747)	(730)	(1,920)
Exchange variation on foreign investments	—	10,032	(1,355)	7,012
Interest on shareholders' equity	(2,211)	(1,687)	—	(1,221)
Prior year adjustments	—	24	—	24
Unrecognized tax assets on tax loss carry-forward	(795)	(6,702)	(3,779)	(17,039)
Recognition of tax assets on temporary differences and offset of losses carry-forward	—	—	16,279	5,660
Income and social contribution tax expenses	—	24	(15,304)	(13,560)

16 Shareholders' equity (Parent company)

a. Capital

Subscribed and paid-up capital is comprised of 2,661,615,270 shares, of which 921,429,894 are common and 1,740,185,376 are preferred shares, with no nominal value.

The Company is authorized to increase capital, irrespective of a statutory reform, up to the limit of an additional 300,000,000 shares, of which 100,000,000 are common and 200,000,000 preferred.

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued, subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

d. Dividends

Net income for the year calculated in accordance with the Art. 191 of Law 6404/76 is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at shareholders' meeting is to be distributed as a supplementary dividend to shareholders.

e. Destination of net income

The proposed dividend recorded in the financial statements, which is pending approval at the next shareholders' meeting, is presented as follows:

	2004
Net income for the year	50,826
Amortization of accumulated losses	(9,938)
Calculation basis of dividends and reserves	40,888
Legal reserve (5%)	(2,044)
Proposed dividend (39.42%)	(16,118)
Common shares (R$ 5.68 per lot of thousand shares)	5,238
Preferred shares (R$ 6.25 per lot of thousand share)	10,880
Statutory reserve and working capital (55.58%)	(22,726)



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

17 Non-operating result

	Parent company 2004	Parent company 2003	Consolidated 2004	Consolidated 2003
Losses from discontinuing business	(9,540)	(2,441)	(8,036)	(5,213)
Effect of corporate restructuring (goodwill and other)	275	—	(10,744)	—
Other	(385)	(11)	(1,790)	(650)
	(9,650)	(2,452)	(20,570)	(5,863)

18 Financial instruments

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalent to its liabilities indexed to the U.S. dollar, represented, at December 31, 2004 and 2003, mainly by advances on exchange contract operations and accounts payable to foreign suppliers.

The subsidiary Iochpe Holdings, LLC, has two derivative contracts signed on January 21, 2002, falling due on April 11, 2005, secured by the Parent Company, recorded as cash and cash equivalents in the amount of R$ 743 (R$ 3,736 as of December 31, 2003).

Credits and debits with related parties refer, substantially, to regular intercompany commercial operations, unrelated to financings obtained in the market.

The balance of the other financial instrument assets and liabilities reflected in the December 31, 2004 financial statements was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.



Iochpe-Maxion S.A. and subsidiaries
Publicly-held Company
Notes to the financial statements—(continued)
December 31, 2004 and 2003
(In thousands of Reais)

19 Insurance coverage

The Company has insurance policies taken out with the main insurance companies in Brazil, which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	2004	2003
Inventories and warehouse	Fire and theft	68,701	64,450
Buildings and contents (own)	Fire	265,804	261,554
Buildings and contents (third parties)	Fire	1,900	1,885
Vehicles	Collision, civil liability	2,797	2,797
Civil liability		37,565	37,765
Transportation of materials	Robbery and burglary	5,523	3,366
Other		25,207	24,530
		407,497	396,347

20 Subsequent event

On January 7, 2005, the Company paid in advance the remaining amount of debentures.



(A free translation of the original report in Portuguese)

Report of independent auditors

To the Board of Directors and Stockholders
Iochpe-Maxion S.A.

1 We have audited the accompanying balance sheets of Iochpe-Maxion S.A. and the consolidated balance sheets of Iochpe-Maxion S.A. and its subsidiaries as of December 31, 2003 and 2002 and the related statements of operations, of changes in stockholders' equity and of changes in financial position of Iochpe-Maxion S.A., as well as the related consolidated statements of operations and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements. The audits of the financial statements of the subsidiary Iochpe Holdings, LLC were conducted by other independent auditors, and our opinion, insofar as it relates to the amount of this investment (2003—R$ 49,035 thousand; 2002—R$ 48,779 thousand) and the results therefrom (2003—R$ 9,138 thousand; 2002—R$ 12,689 thousand), is based solely on the report of the other independent auditors.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as the overall financial statement presentation.

3 In our opinion, based on our audits and on the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Iochpe-Maxion S.A. and of Iochpe-Maxion S.A. and its subsidiaries at December 31, 2003 and 2002 and the results of its operations, the changes in stockholders' equity and the changes in financial position of Iochpe-Maxion S.A., as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

São Paulo, January 23, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Pedro Ozires Predeus
Contador CRC 1SP061331/O-3

Iochpe-Maxion S.A. and subsidiary companies

(A free translation of the original in Portuguese)

Balance sheet at December 31

In thousands of reais	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Assets				
Current assets				
Cash and banks	382	110	8,227	12,485
Financial investments (Note 15(a))	4,363	6,355	4,426	7,274
Customers				
Local			58,519	49,461
Foreign			34,180	34,973
Allowance for doubtful accounts			(4,567)	(2,323)
Advances on export contracts (ACE)			(23,870)	(20,188)
Other	149	165	9,079	6,953
Inventories (Note 4)			86,750	55,368
Taxes recoverable	5,814	5,435	13,201	9,102
Deferred tax assets (Note 5)		1,241	11,712	10,501
	10,708	13,306	197,657	163,606
Long-term receivables				
Financial investments (Note 15 (a))			3,736	8,141
Accounts receivable			9,276	8,210
Allowance for doubtful accounts			(3,779)	(1,740)
Compulsory and judicial deposits	6,967	6,897	11,158	10,505
Related companies (Note 6(b))	75,288	100,205	436	1,134
Deferred tax assets (Note 5)	23,600	23,600	42,959	49,575
Other	762	660	5,739	5,508
	106,617	131,362	69,525	81,333
Permanent assets				
Investments				
Subsidiary companies (Note 6(c))	140,313	141,976		
Goodwill (Note 6 (c))	8,270	11,727	8,270	11,727
Other	85	85	161	256
Property, plant and equipment (Note 7)	424	538	140,352	124,526
Deferred charges (Note 8)			15,234	17,840
	149,092	154,326	164,017	154,349
Total assets	266,417	298,994	431,199	399,288

Iochpe-Maxion S.A. and subsidiary companies

(A free translation of the original in Portuguese)

Balance sheet at December 31—(continued)

In thousands of reais	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Liabilities and stockholders' equity				
Current liabilities				
Financings (Note 9)		17,606	73,293	61,304
Debentures (Note 10)	21,595	20,847	21,595	20,847
Suppliers				
Local			34,699	21,352
Foreign			3,034	8,445
Related companies (Note 6(b))	50,187	44,775		
Customers credits			6,090	4,745
Commissions payable			4,007	2,342
Salaries, profit sharing and payroll charges	342	293	16,253	7,959
Taxes payable	22	499	2,426	2,402
Tax Recovery Program (REFIS) (Note 11)		1,281	2,013	3,036
Provision for contingencies (Note 12)	12,148	9,195	12,840	9,681
Other	340	1,126	15,514	12,501
	84,634	95,622	191,764	154,614
Long-term liabilities				
Financings (Note 9)			11,609	11,667
Debentures (Note 10)	24,913	39,790	24,913	39,790
Provisions for contingencies (Note 12)	5,345	5,345	33,258	12,101
Tax Recovery Program (REFIS) (Note 11)		1,601	14,276	16,901
Other			3,695	7,067
	30,258	46,736	87,751	87,526
Minority interest			159	512
Stockholders' equity				
Capital (Note 13 (a))	161,463	161,463	161,463	161,463
Accumulated deficit	(9,938)	(4,827)	(9,938)	(4,827)
	151,525	156,636	151,525	156,636
Total liabilities and stockholders' equity	266,417	298,994	431,199	399,288

The accompanying notes are an integral part of these financial statements.

Iochpe-Maxion S.A. and subsidiary companies

(A free translation of the original in Portuguese)

Statement of operations
Years ended December 31

In thousands of reais	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Gross sales and services				
Sales and services			748,965	467,836
Taxes on sales			(73,292)	(56,612)
Net sales and services			675,673	411,224
Cost of sales and services rendered			(539,115)	(324,614)
Gross profit			136,558	86,610
Operating expenses (income)				
Selling			44,121	30,337
General and administrative (Directors' fees—parent company R$ 1,432; (2002—R$ 1,138))	9,097	8,980	33,343	28,712
Financial income	(12,564)	(74,545)	(7,871)	(106,716)
Financial expenses	14,929	128,423	46,013	161,069
Equity in the results of subsidiary companies (Note 6(c))	(9,992)	(30,949)		
Other operating income and expenses, Net	(28)	(8,651)	1,598	(8,857)
	1,442	23,258	117,204	104,545
Operating loss (carried forward)	(1,442)	(23,258)	19,354	(17,935)



Iochpe-Maxion S.A. and subsidiary companies

(A free translation of the original in Portuguese)

Statement of operations—(continued)
Years ended December 31

In thousands of reais	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Operating loss (brought forward)	(1,442)	(23,258)	19,354	(17,935)
Non-operating results, net (Note 14)	(2,452)	7,565	(5,863)	6,206
Loss before taxation	(3,894)	(15,693)	13,491	(11,729)
Income tax and social contribution				
Current	24	(440)	(13,560)	(1,205)
Deferred (Note 5 (e))	(1,241)	(8,102)	(5,395)	(16,276)
	(1,217)	(8,542)	(18,955)	(17,481)
Loss before profit sharing	(5,111)	(24,235)	(5,464)	(29,210)
Minority interest			353	4,975
Loss for the year	(5,111)	(24,235)	(5,111)	(24,235)
Loss per thousand shares at the end of the year—R$	(1.92)	(9.10)		

The accompanying notes are an integral part of these financial statements.



Iochpe-Maxion S.A.

(A free translation of the original in Portuguese)

Statements of changes in stockholders' equity

In thousands of reais	Capital	Revenue reserves: Statutory reserve—for investments and working capital	Revenue reserves: Legal reserve	Treasury stock	Accumulated deficit	Total
At December 31, 2001	161,463	18,657	1,916	(235)		181,801
Treasury stock				(930)		(930)
Cancellation of 48,400,000 preferred nominative registered shares (Note 13(b))		(1,165)		1,165		
Loss for the year					(24,235)	(24,235)
Offset of loss for the year		(17,492)	(1,916)		19,408	
At December 31, 2002	161,463				(4,827)	156,636
Loss for the year					(5,111)	(5,111)
At December 31, 2003	161,463				(9,938)	151,525

The accompanying notes are an integral part of these financial statements.

Iochpe-Maxion S.A. and subsidiary companies

(A free translation of the original in Portuguese)

Statement of changes in financial position
Years ended December 31

In thousands of reais	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002
Funds were provided by:				
Operations				
Loss for the year	(5,111)	(24,235)	(5,111)	(24,235)
Minority interest			(353)	(4,975)
Expenses (income) not affecting Working capital				
Long-term interest and variations	(9,136)	(28,982)	22,238	9,403
Depreciation	48	56	23,925	23,827
Amortization			4,476	5,217
Deferred tax assets		8,102	(5,110)	16,276
Equity in the results of subsidiaries	(9,992)	(30,949)		
Amortization of goodwill on investments	3,457	3,457	3,457	3,457
Residual value of permanent asset disposals	106	(10,729)	1,079	15,772
	(20,628)	(83,280)	44,601	44,742
Subsidiary companies				
Dividends received	14,756	2,849		
Capital reduction		48,057		
Third parties				
Increase in long-term liabilities				
Financings			10,179	10,744
Other accounts payable		307	19,521	8,618
Decrease in long-term receivables	41,959	185,029	2,766	3,796
Transfer to current assets		1,241	2,163	11,471
Total funds provided	36,087	154,203	79,230	79,371
Funds were used for:				
Long-term receivables				
Additions	80	862	2,502	4,061
Subsidiary companies	4,452	47,428		
Permanent assets				
Investments	3,101	8,468		
Property, plant and equipment	41	6	40,718	36,424
Deferred charges			1,868	3,841
Decrease in long-term liabilities				
Transfer to current liabilities	20,023	17,520	33,880	26,370
Other reductions		8,601	3,361	11,811
Treasury stock		930		930
Total funds used	27,697	83,815	82,329	83,437
Increase (decrease) in working capital	8,390	70,388	(3,099)	(4,066)
Changes in working capital				
Current assets				
At the beginning of the year	13,306	41,336	163,606	253,455
At the end of the year	10,708	13,306	197,657	163,606
	(2,598)	(28,030)	34,051	(89,849)
Current liabilities				
At the beginning of the year	95,622	194,040	154,614	240,397
At the end of the year	84,634	95,622	191,764	154,614
	(10,988)	(98,418)	37,150	(85,783)
Increase (decrease) in working capital	8,390	70,388	(3,099)	(4,066)

The accompanying notes are an integral part of these financial statements.

Iochpe-Maxion S.A. and subsidiary companies

(A free translation of the original notes in Portuguese)

Notes to the financial statements at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Subsidiary companies operate in the following sectors: Maxion Componentes Estruturais Ltda. (Cruzeiro—SP) manufactures and sells chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro—SP) manufactures and sells railway wheels and components and industrial castings, and Maxion Componentes Automotivos S.A. (Contagem—MG) manufactures and sells window winders, locks, bolts and other automotive components.

2 Significant accounting policies

The financial statements were prepared in accordance with the accounting practices adopted in Brazil.

(a) Determination of results of operations

Results are determined on the accrual basis of accounting.

(b) Current assets and long-term receivables

Financial investments are recorded at cost, plus accrued earnings on a pro rata temporis basis, which approximates market value.

Allowance for doubtful accounts is based on an analysis of accounts receivable, case by case, and considers management's expectation of probable losses.

Inventories of subsidiary companies are stated at the average cost of purchase or production, which is lower than replacement cost or realizable value.

Deferred tax assets, arising from income tax losses, temporary additions and social contribution losses were recorded in accordance with the assumptions defined by the Securities Commission (CVM Deliberation 273).

The other assets and receivables are shown at the lower of cost or market value, including, when applicable, accrued income and monetary variations.

(c) Permanent assets

Permanent assets are stated at cost, restated up to December 1995, and take the following matters into consideration:

- Investments in subsidiary companies are recorded on the equity method, plus goodwill to be amortized, when applicable. Goodwill is amortized based on the realization of assets from which it originated for periods up to ten years.

Iochpe-Maxion S.A. and subsidiary companies Notes to the financial statements—(continued) at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

- Depreciation of property, plant and equipment is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of assets and their effective utilization mentioned in Note 7.
- Amortization of deferred charges, mainly pre-operating expenses incurred on implementing and expanding industrial units and goodwill of subsidiaries, over a period of up to ten years, as from the date benefits start being generated (Note 8).

(d) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary variations, when applicable.

3 Consolidated financial statements

The consolidated financial statements are prepared in accordance with consolidation principles determined in Brazilian corporate legislation and CVM legislation and include the financial statements of Iochpe-Maxion S.A. and the subsidiary companies in which it holds direct, indirect or joint control, as listed in Note 6(a).

In the consolidated financial statements, the investment balances, results of investees, intercompany assets and liabilities, income and expenses and unrealized profits arising from intercompany operations were eliminated. Minority interest is presented separately in the balance sheet and statement of operations.

Iochpe-Maxion S.A. and subsidiary companies Notes to the financial statements—(continued) at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

In conformity with CVM Instruction 247/96, the financial statements of jointly-controlled company Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. are consolidated proportionally to the company's holding of 50%. The main asset, liability, income and expense accounts of this jointly-controlled company are the following:

	2003	2002
Balance Sheet		
Current assets	69,839	40,184
Long-term receivables	11,836	4,154
Permanent assets	38,079	32,745
Total assets	119,754	77,083
Current liabilities	52,435	31,534
Long-term liabilities	32,196	9,542
Stockholders' equity	35,123	36,007
Total liabilities and stockholders' equity	119,754	77,083
Statement of operations		
Net sales	328,069	120,440
Cost of sales	(261,381)	(94,578)
Gross profit	66,688	25,862
Operating expenses	(33,944)	(18,958)
Non-operating expenses	(155)	(55)
Income tax and social contribution	(11,146)	(2,149)
Net income for the year	21,443	4,700

4 Inventories (consolidated)

	2003	2002
Finished products	19,812	16,527
Work in progress	7,519	3,323
Raw materials and assembly materials	46,154	24,523
Maintenance and other materials	13,265	10,995
	86,750	55,368

5 Deferred tax assets

(a) The parent company has income tax losses of R$ 192,535 (2002—R$ 170,409) and social contribution losses of R$ 198,756 (2002—R$ 170,427) with no expiry periods, and temporary



Iochpe-Maxion S.A. and subsidiary companies Notes to the financial statements—(continued) at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

differences amounting to R$ 12,316 (2002—R$ 9,442). Deferred tax assets of R$ 23,600 (2002—R$ 24,841) have been recorded. Additional tax credits arising from income tax losses, social contribution losses and temporary differences amounting to R$ 46,610 (2002—R$ 36,309) have not been recorded.

The deferred tax assets recorded to date, accounted for in accordance with the assumptions defined by the Securities Commission (CVM) Deliberation 273/98, are expected to be realized within the context of the technical study on viability updated and approved by management (five years as from January 2004), supported by projects for the sale of part of its shareholding control in subsidiary companies and expectations of forming new associations.

The policy is not to recognize further tax assets until the current tax assets are fully realized. New deferred tax assets would be recorded only in the event of new economic factors which could support additional future profitability and consequent realization.

(b) The subsidiary companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion Componentes Estruturais Ltda. recognize deferred tax assets arising from income tax losses, social contribution losses and temporary differences in conformity with CVM Deliberation 273/1998.

The recognition of deferred tax assets by the subsidiary companies is supported by a technical study of viability approved by management (five years as from January 2004) considering: (i) realization of temporary differences, (ii) recovery of profitability of their operations within the segments they operate, (iii) formalization of long-term contracts with new customers, (iv) acquisition of new assets proportioning a significant gain in scale.

(c) The projections for realization of deferred tax assets are as follows:

Projections for realization of tax assets	Parent Company		Consolidated	
	2003	2002	2003	2002
2003		1,241		10,501
2004			11,712	8,030
2005	10,300	10,300	18,244	25,356
2006	13,300	13,300	17,423	16,189
	23,600	24,841	47,379	60,076
Tax assets on provisions for contingencies			7,292	
	23,600	24,841	54,671	60,076

The realization of the tax assets on provisions for contingencies depends on the outcomes of the processes.



Iochpe-Maxion S.A. and subsidiary companies Notes to the financial statements—(continued) at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

(d) The breakdown of deferred tax assets at year-end is as follows:

	Parent Company		Consolidated	
	2003	2002	2003	2002
Temporary differences				
Income tax			11,609	15,537
Social contribution			4,184	5,600
			15,793	21,137
Income tax losses	15,473	16,984	27,277	27,373
Social contribution losses	8,127	7,857	11,601	11,566
	23,600	24,841	54,671	60,076
Current		(1,241)	(11,712)	(10,501)
Long-term	23,600	23,600	42,959	49,575

(e) Presented below is the reconciliation between the income tax and social contribution recognized in the statement of operations and the result of the multiplication of the profit before taxes by the statutory tax rates:

	Parent Company		Consolidated	
	2003	2002	2003	2002
Profit (loss) before taxation	(3,894)	(15,693)	13,491	(11,729)
Statutory tax rates—%	34	34	34	34
Credit (expense) of income tax and social contribution at statutory rates	1,324	5,336	(4,587)	3,988
Equity results and foreign net income	(1,089)	5,687		(4,314)
Amortization of goodwill	(864)	(864)	(864)	(864)
Non deductible expenses	(267)	(248)	(625)	(573)
Unrecognized tax assets on temporary differences	(747)	(23)	(1,920)	(23)
Exchange variation on foreign investments	10,032	(10,032)	7,012	
Interest on own capital	(1,687)	(415)	(1,221)	
Prior year adjustments	24		24	
Unrecognized tax assets on losses	(6,702)	(83)	(17,039)	(7,795)
Utilization of previously unrecognized assets on income tax losses and temporary differences			1,506	
Amortization of tax asset recognized in previous years	(1,241)	(7,900)	(1,241)	(7,900)
Income tax and Social contribution expenses	(1,217)	(8,542)	(18,955)	(17,481)



Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

6 Investments

(a) Subsidiary companies

	Direct holding —%		Indirect holding —%	
	2003	2002	2003	2002
Maxion Componentes Estruturais Ltda.	99.99	99.99		
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00		
Maxion Componentes Automotivos S.A.	18.88	98.10	80.76	
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99		
Iochpe Holdings, LLC	100.00	100.00		
Maxion Structural Components USA, Inc.			100.00	100.00
Newbridge Strategic Partners	100.00	100.00		

Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

(b) Related companies

							Parent Company		Consolidated
			Financial					Guarantee	
Companies	Assets	Liabilities	results	Term	Charges	Guarantees	Sureties	Refis	Assets
Maxion Componentes Estruturais Ltda.	45,143		14,380	12/31/06	34.49% p.a.	None	59,810		
Tecob Cobranças, Representações e Comércio Ltda.	21,077			None		None			
Maxion Structural Components USA, Inc.	8,632		(1,800)	01/22/04	Exchange variation + 1.41% a.a.	None			
Iochpe Holdings, LLC		47,428	(3,068)	06/30/04	6% p.a.	None			
Maxion Componentes Automotivos S.A.		2,759	(292)	None	12.68% p.a.	None	8,701	16,017	
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.									
Fundação Iochpe	436			None	UFIR 12.31.95	None	7,689		436
Balance at December 31, 2003	75,288	50,187	9,220				76,200	16,017	436
Balance at December 31, 2002	100,205	44,775	62,005				52,717	16,017	1,134



Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

The balance with Maxion Componentes Estruturais Ltda. relates to a purchase and sale agreement for goodwill, signed in 1996, plus interest of 2.5% per month, restated quarterly (average of 2.7% per month in 2002).

Tecob Cobranças Representações e Comércio Ltda. (Tecob) manages the net assets of the former agricultural division, sold in previous years. Services rendered by Tecob are supported by a commission agreement.

Operations with related parties are carried out under market conditions.

(c) Subsidiary companies (parent company)

	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Componentes Automotivos S.A.	Newbridge Strategic Partners	Iochpe Holdings, LLC (*)	Tecob Cobranças, Representações e Comércio Ltda.	Total 2003	Total 2002
At December 31, 2003								
Shares or quotas held	107,886,117	2,710,015,268	379,737,639	1	1	7,710,990		
Net equity	81,957	35,123	46,158		49,035	(8,165)		
Net income (loss) for the year	16,622	21,443	(26,072)	(3)	9,138	(3,386)		
Percentage direct holding	99.99	50.00	18.88	100.00	100.00	99.99		
Change in investments								
Investments balance at the beginning of the year	67,299	18,003	26,708	(1,472)	48,779	(4,883)	154,434	158,807
(−) Provision for unrealized profits			(12,458)				(12,458)	(16,201)
Adjusted investment at the beginning of the year	67,299	18,003	14,250	(1,472)	48,779	(4,883)	141,976	142,606
Capitalization	1,628			1,473			3,101	8,468
Sale								10,859
Dividends	(3,592)	(11,164)					(14,756)	(2,849)
Decrease in capital of subsidiary								(48,057)
Equity in the results	16,622	10,723	(14,249)	(1)	256	(3,359)	9,992	30,949
At the end of the year	81,957	17,562	1		49,035	(8,242)	140,313	141,976

(*) Foreign company audited by other independent auditors.



Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

Goodwill of R$ 8,270 (2002—R$ 11,727), determined in connection with the purchase of the shareholding control of Maxion Componentes Automotivos S.A., is being amortized over 10 years up to 2006, based on future profitability.

7 Property, plant and equipment

	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002	Annual depreciation rates —%
Land			5,337	5,337	
Buildings and improvements			63,408	61,838	4
Equipment and installations	226	226	184,528	165,821	10
Furniture and fixtures	999	999	6,829	4,998	10
Computer and communication equipment	558	624	5,930	6,191	20
Tooling			41,093	52,624	20
Vehicles			880	1,147	20
Other	103	103	9,912	14,450	10 e 20
Construction in progress			9,877	6,846	
Advances to suppliers			10,660	608	
	1,886	1,952	338,454	319,860	
Accumulated depreciation	(1,462)	(1,414)	(198,102)	(195,334)	
	424	538	140,352	124,526	

8 Deferred charges (consolidated)

	2003	2002
Goodwill	20,890	20,890
Expansion and reorganization costs	2,738	2,648
Development of new products	10,784	9,072
Computer systems	2,912	2,915
	37,324	35,525
Accumulated amortization	(22,090)	(17,685)
	15,234	17,840

Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

9 Financings

	Parent Company 2002	Consolidated 2003	Consolidated 2002	Annual average interest rate—%
Foreign currency				
Advance on exchange contract				
(2002—US$ 4,130 thousand)	14,592			5.6 % to 6.12%
US$ 11,997 thousand				
(2002—US$ 10,275 thousand)		34,662	36,304	4.94%
Importation US$ 6,182 thousand		17,861		5.5% to 9.9%
Resolution 2.770				
2002—US$ 853 thousand	3,014			35%
US$ 3,420 thousand				
(2002—US$ 853 thousand)		9,882	3,014	6.59% and 35%
Local currency				
Working capital		5,214	17,535	22.69%
Machinery (FINAME and POC)		8,194	5,403	TJLP + 6.5% to 8.0%
BNDES—Exim		9,089	10,716	TJLP + 4% to 5.5%
	17,606	84,902	72,971	
Current liabilities	(17,606)	(73,293)	(61,304)	
Long-term liabilities		11,609	11,667	
Breakdown per maturity				
2004			8,005	
2005		4,011	3,410	
2006		2,885	252	
2007 onwards		4,713		
		11,609	11,667	

Financings are secured by property, plant and equipment assets and real estate mortgages.

10 Debentures

	Parent company and consolidated 2003	Parent company and consolidated 2002
Debentures		
Short-term	21,595	20,847
Long-term	24,913	39,790
Total debentures	46,508	60,637

Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

On May 1, 1998, 983,155 debentures of the 4th issue falling due in 2003, 2004 and 2005 were issued. Of the total issued, 764,368 were converted into new common and preferred shares during 1998.

During 2003 R$ 18,116 was repaid as a reduction of the unit price of the debentures in circulation, instead of a partial redemption, with 218,787 debentures remaining in circulation. These debentures have charges based on the variation of National Consumer Price Index (INPC), plus interest of 10% p.a., calculated pro rata temporis as from the issue date up to maturity.

11 Tax Recovery Program (REFIS)

The company and its subsidiary companies joined REFIS in order to settle fiscal debts through a special payment and installment program for tax and social security liabilities. The financing program for Maxion Componentes Automotivos S.A. corresponds to 1.2 % of billings, and *Iochpe-Maxion S.A. settled its balance in 2003.*

The change in amounts due to REFIS is shown as follows:

	Parent Company	Consolidated
Balances at December 31, 2001	3,822	21,530
Monetary restatement	292	1,767
Payments	(1,232)	(3,360)
At December 31, 2002	2,882	19,937
Monetary restatement	95	1,541
Payments and calculation review	(2,977)	(5,189)
At December 31, 2003	—	16,289
Current liabilities		(2,013)
Long-term liabilities		14,276

Assets given in guarantee for this program are:
—*Machinery.*
—Investments in shares (relating to shareholdings).



Iochpe-Maxion S.A. and subsidiary companies Notes to the financial statements—(continued) at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

12 Provision for contingencies

The company is challenging in court various tax, labor and other claims for which provisions considered sufficient to cover losses have been set up. The increase in 2003 refers primarily to federal taxes. The breakdown of the provision is as follows:

	Parent Company		Consolidated	
	2003	2002	2003	2002
Tax	17,054	14,490	44,967	16,560
Labor	439	50	1,131	3,374
Other				1,848
	17,493	14,540	46,098	21,782
Current liabilities	(12,148)	(9,195)	(12,840)	(9,681)
Long-term liabilities	5,345	5,345	33,258	12,101

13 Stockholders' equity

(a) Capital

Subscribed and paid-up capital comprises 2,661,615,270 shares, of which 921,429,894 are common and 1,740,185,376 are preferred shares, with no nominal value.

The company is authorized to increase capital, irrespective of a statutory reform, up to the limit of an additional 300,000,000 shares, of which 100,000,000 common and 200,000,000 preferred.

Within the authorized capital limit, issues will be effected through deliberation by the Board of Directors, which will determine the number of shares issued, subscription terms and conditions, as well as other forms and procedures for each issue.

(b) Cancellation of treasury stock

The Extraordinary General Meeting held on September 19, 2002 approved the cancellation of 48,400,000 preferred nominative registered shares, with no nominal value, maintained in treasury and arising from repurchase programs approved by the Board of Directors, without capital reduction. The cancelled shares correspond to R$ 1,165 and were recorded as a reduction in the Reserve for investments and working capital. They were purchased at the average price of R$ 24.06 per thousand shares, with minimum and maximum prices of R$ 20.50 and R$ 57.45, respectively.

(c) Statutory reserve—for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including even amortization of company debts, as well as the



Iochpe-Maxion S.A. and subsidiary companies Notes to the financial statements—(continued) at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

(d) Share rights

Each common registered share has the right to one vote at Stockholders' Meetings. Preferred shares are non-voting, but have priority to the return of their proportion of capital, without premium, in the event of liquidation of the company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from monetary correction and capitalization of reserves and retained earnings, in the same conditions as the common shares.

(e) Dividends

Net income for the year calculated in accordance with Art. 191 of Law 6404/76 is appropriated as follows: (a) 5% to legal reserve which must not exceed 20% of capital, (b) 37% for distribution as the obligatory dividend and (c) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at General Meeting, is to be distributed as a supplementary dividend to stockholders.

14 Non-operating results, net

	Parent Company		Consolidated	
	2003	2002	2003	2002
Gain on sale of companies		10,036		10,036
Other	(2,452)	(2,471)	(5,863)	(3,830)
	(2,452)	7,565	(5,863)	6,206

On September 30, 2002, the company concluded the sale of the total of its shareholding in Maxion Nacam Ltda. to ZF Sistemas de Direção Ltda. at a symbolic amount of R$ 1.00. The transaction generated non-operating income of R$ 10,036, arising from the reversal of a provision for the negative equity of the subsidiary company.

15 Financial instruments

The company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalents to its liabilities indexed to the U.S. dollar, represented, at December 31, 2003 and 2002, mainly by advances on exchange contracts and accounts payable to foreign suppliers.



Iochpe-Maxion S.A. and subsidiary companies
Notes to the financial statements—(continued)
at December 31, 2003 and 2002

All amounts in thousands of reais unless otherwise indicated

(a) The short-term financial investments, substantially in the parent company, refer to fixed income funds amounting to R$ 4,363 (2002—R$ 2,007), restated by the value of the quotas on the balance sheet date based on the variation of the Interbank Deposit Certificate (CDI) rate, and investments in foreign exchange funds restated by the value of the quotas on the balance sheet date (2002—R$ 1,939). In 2002 the balance also includes the net positive result of R$ 2,409 from a swap of U.S. dollar to CDI.

Long-term financial investments of R$ 3,736 (2002—R$ 8,141) refer to two derivative contracts at subsidiary company Iochpe Holdings, LLC, which fall due on April 11, 2005.

(b) Credits and debts with related parties—refer mainly to normal intercompany commercial operations, not arising from onlendings of financings obtained in the market.

The balance of the other financial assets and liabilities reflected in the December 31, 2003 financial statements were determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

16 Insurance coverage

The company and its subsidiary companies have insured property, plant and equipment and inventories subject to risk for R$ 228,560 (2002—R$ 158,984).


IOCHPE-MAXION

2005 Financial Statements – CVM Format – DFP;

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75
4 - NIRE (Corporate Registry ID)		

01.02 - HEADQUARTERS

1 - ADDRESS				2 - DISTRICT
Rua Luigi Galvani, 146 – 13° andar				Brooklin
3 - ZIP CODE	4 - CITY			5 - STATE
04575-020	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	5508-3800	-	-	
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
fenelon@iochpe.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 - NAME				
Oscar Antonio Fontoura Becker				
2 - ADDRESS			3 - DISTRICT	
Rua Luigi Galvani, 146 – 13° andar			Brooklin	
4 - ZIP CODE	5 - CITY			6 - STATE
04575-020	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	5508-3803	-	-	
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
becker@iochpe.com.br				

01.04 - DFP REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	1/1/2005	12/31/2005
2 – Next to last	1/1/2004	12/31/2004
3 – Last but two	1/1/2003	12/31/2003

09 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
KPMG Auditores Independentes	00418-9
11 - TECHNICIAN IN CHARGE	12 - TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S REGISTER)
Adelino Dias Pinto	223.164.858-04

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.05 – COMPOSITION OF THE CAPITAL STOCK

Number of Shares (In thousands)	1 12/31/2005	2 12/31/2004	3 12/31/2003
Paid-in Capital			
1 - Common	18,428	921,430	921,430
2 - Preferred	34,804	1,740,185	1,740,185
3 - Total	53,232	2,661,615	2,661,615
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY
Commercial, Industrial and Others
2 - STATUS
Operational
3 - NATURE OF OWNERSHIP
Domestic Private
4 - ACTIVITY CODE
134 – Holding Company
5 - MAIN ACTIVITY
Holding – Autoparts company
6 - CONSOLIDATION TYPE
Total

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer's ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	2/16/2006	Dividend	3/6/2006	Common	0.5013551090
02	RCA	2/16/2006	Dividend	3/6/2006	Preferred	0.5514906200

01.09 - INVESTOR RELATIONS OFFICER

1 – DATE	2 - SIGNATURE
2/16/2006	

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 *Brazilian Corporate Law*

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
1	Total Assets	327,275	299,309	274,659
1.01	Current Assets	39,564	29,736	10,708
1.01.01	Cash and Cash Equivalents	19,695	14,812	4,745
1.01.01.01	Cash and Banks	270	95	382
1.01.01.02	Interest Earning Bank Deposits	19,425	14,717	4,363
1.01.02	Credits	19,612	13,833	149
1.01.02.02	Interest on Shareholders' Equity and Dividends Receivable	19,366	13,584	0
1.01.02.03	Other	246	249	149
1.01.03	Inventories	0	0	0
1.01.04	Other	257	1,091	5,814
1.01.04.01	Taxes Recoverable	257	1,091	5,814
1.01.04.02	Deferred Taxes	0	0	0
1.02	Noncurrent Assets	29,368	49,824	106,617
1.02.01	Sundry Credits	0	0	0
1.02.02	Credit with Related Parties	26,477	47,048	75,288
1.02.02.01	Affiliates	0	0	0
1.02.02.02	Subsidiaries	26,477	47,048	74,852
1.02.02.03	Other Related Parties	0	0	436
1.02.03	Other	2,891	2,776	31,329
1.02.03.01	Deferred Taxes	0	0	23,600
1.02.03.02	Loans and Compulsory Deposits	1,951	1,858	6,967
1.02.03.05	Recoverable Taxes	940	918	762
1.03	Permanent Assets	258,343	219,749	157,334
1.03.01	Investments	258,188	219,343	156,910
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	257,944	219,258	156,825
1.03.01.03	Other Investments	244	85	85
1.03.02	Property, Plant and Equipment	155	406	424
1.03.03	Deferred Charges	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2	Total Liabilities	327,275	299,309	274,659
2.01	Current Liabilities	97,036	112,769	92,876
2.01.01	Loans and Financing	0	0	0
2.01.02	Debentures	0	28,134	21,595
2.01.03	Suppliers	0	0	0
2.01.04	Taxes, Fees and Contributions	69	38	22
2.01.05	Dividends Payable	28,482	16,118	0
2.01.06	Provisions	14,244	16,565	20,732
2.01.06.01	Payroll and Related Charges	375	327	342
2.01.06.02	Unsecured Liability	3,389	6,880	8,242
2.01.06.03	Contingencies	10,480	9,358	12,148
2.01.07	Debts with Related Parties	53,113	50,263	50,187
2.01.08	Other	1,128	1,650	340
2.01.08.01	Tax Recovery Program (REFIS)	0	0	0
2.01.08.03	Other Accounts Payable	1,128	1,650	340
2.02	Noncurrent Liabilities	308	308	30,258
2.02.01	Loans and Financings	0	0	0
2.02.02	Debentures	0	0	24,913
2.02.03	Provisions	308	308	5,345
2.02.03.01	Contingencies	308	308	5,345
2.02.04	Debts with Related Parties	0	0	0
2.02.05	Other	0	0	0
2.02.05.01	Tax Recovery Program (REFIS)	0	0	0
2.03	Deferred Income	0	0	0
2.05	Shareholders' Equity	229,931	186,233	151,525
2.05.01	Paid-up Capital Stock	161,463	161,463	161,463
2.05.02	Capital Reserves	0	0	0
2.05.02.01	Premium on Share Issue	0	0	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0	0
2.05.04	Profit Reserves	68,468	24,770	0
2.05.04.01	Legal	5,651	2,044	0
2.05.04.02	Statutory	62,817	22,726	0
2.05.04.02.01	Working Capital Investments Reserve	62,817	22,726	0
2.05.04.02.02	Treasury Stocks	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profit	0	0	0
2.05.04.05	Profit Retention	0	0	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 *Brazilian Corporate Law*

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2.05.04.06	Special for Non-Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Retained Earnings/ Accumulated Losses	0	0	(9,938)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - INCOME STATEMENT (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 – 1/1/2004 to 12/31/2004	5 – 1/1/2003 to 12/31/2003
3.01	Gross Revenue from Sales and/or Services	0	0	0
3.02	Gross Revenue Deductions	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0
3.05	Gross Profit	0	0	0
3.06	Operating Expenses/Income	75,031	84,076	(1,442)
3.06.01	Sales	0	0	0
3.06.02	General and Administrative	(7,855)	(9,132)	(9,097)
3.06.03	Financial	(3,666)	(3,824)	(2,365)
3.06.03.01	Financial Income	2,372	7,530	12,564
3.06.03.02	Financial Expenses	(6,038)	(11,354)	(14,929)
3.06.04	Other Operating Income	43	848	28
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity in Net Income of Subsidiaries	86,509	96,184	9,992
3.07	Operating Income	75,031	84,076	(1,442)
3.08	Non-Operating Income	(2,900)	(9,650)	(2,452)
3.08.01	Revenues	0	0	0
3.08.01.01	Capital Gain	0	0	0
3.08.02	Expenses	(2,900)	(9,650)	(2,452)
3.09	Income Before Tax/Holding	72,131	74,426	(3,894)
3.10	*Provision for Income Tax and Social Contribution*	0	0	24
3.11	Deferred Income Tax	0	(23,600)	(1,241)
3.12	Statutory Holding/Contributions	0	0	0
3.12.01	Holdings	0	0	0
3.12.02	Contributions	0	0	0
3.13	*Reversal of Interest on Shareholders' Equity*	0	0	0
3.15	Income/Loss for the Period	72,131	50,826	(5,111)
	No. SHARES, EX-TREASURY (in thousands)	53,232	2,661,615	2,661,615
	EARNINGS PER SHARE	1,35503	0,01910	
	LOSS PER SHARE			(0,00192)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2005

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2004 TO 12/31/2004 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	161,463	0	0	0	(9,938)	151,525
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	50,826	50,826
5.07	Distributions	0	0	0	24,770	(40,888)	(16,118)
5.07.01	Legal Reserve	0	0	0	2,044	(2,044)	0
5.07.02	Statutory Reserve	0	0	0	22,726	(22,726)	0
5.07.03	Proposed Dividends	0	0	0	0	(16,118)	(16,118)
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	161,463	0	0	24,770	0	186,233

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2005

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2003 TO 12/31/2003 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	161,463	0	0	0	(4,827)	156,636
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	(5,111)	(5,111)
5.07	Distributions	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	161,463	0	0	0	(9,938)	151,525

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (In R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 - 1/1/2004 to 12/31/2004	5 - 1/1/2003 to 12/31/2003
4.01	Sources	54,069	48,870	36,087
4.01.01	Of Operations	(14,504)	(23,892)	(20,628)
4.01.01.01	Income/Loss for the Year	72,131	50,826	(5,111)
4.01.01.02	Items not Affecting Working Capital	(86,635)	(74,718)	(15,517)
4.01.01.02.01	Long-Term Interest and Variations	(225)	(4,299)	(9,136)
4.01.01.02.02	Depreciation and Amortization	14	32	48
4.01.01.02.03	Deferred Income Tax	0	23,600	0
4.01.01.02.04	Equity in Net Income of Subsidiaries	(86,509)	(96,184)	(9,992)
4.01.01.02.05	Amortization of Goodwill on Investments	0	2,016	3,457
4.01.01.02.06	Residual Cost on Disposal Fixed Assets	85	117	106
4.01.02	Of Shareholders	0	0	0
4.01.03	From Third Parties	68,573	72,762	56,715
4.01.03.01	Interest on Shareholders' Equity and Dividends Received	24,966	16,678	14,756
4.01.03.02	Interest on Shareholders' Equity and Dividends Receivable	19,366	13,584	0
4.01.03.03	Receipt of Goodwill	21,817	26,615	38,004
4.01.03.04	Transfer of Net Assets	(1,157)	7,879	1,797
4.01.03.05	Reduction of Unsecured Liability	3,491	1,362	0
4.01.03.06	Decrease of Noncurrent Assets	90	6,644	2,158
4.01.03.07	Reduction of Subsidiaries' Capital Stock	0	0	0
4.01.03.08	Transfer to Current Assets	0	0	0
4.01.03.09	Funds Inflow Other Accounts Payable	0	0	0
4.02	Interest Earning Bank Deposits	28,509	49,734	27,697
4.02.01	Subsidiaries	0	2,091	4,452
4.02.02	Other Accounts of Noncurrent Assets	69	919	80
4.02.03	Investments	0	0	3,101
4.02.04	Property, Plant and Equipment	7	21	41
4.02.05	Deferred	0	0	0
4.02.06	Transfer from Noncurrent Liabilities to Current Liabilities	0	25,547	20,023
4.02.07	Other Noncurrent Liabilities Reductions	0	5,038	0
4.02.08	Treasury Stocks	0	0	0
4.02.09	Proposed Dividends	28,433	16,118	0
4.03	Increase/Decrease in Working Capital	25,560	(864)	8,390
4.04	Changes in Current Assets	9,828	19,028	5,644
4.04.01	Current Assets at Beginning of Year	29,736	10,708	5,064
4.04.02	Current Assets at End of Year	39,564	29,736	10,708
4.05	Changes in Current Liabilities	(15,732)	19,892	(2,746)
4.05.01	Current Liabilities at Beginning of Year	112,768	92,876	95,622
4.05.02	Current Liabilities at End of Year	97,036	112,768	92,876

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2005 TO 12/31/2005 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	161,463	0	0	24,770	0	186,233
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	72,131	72,131
5.07	Distributions	0	0	0	43,698	(72,131)	(28,433)
5.07.01	Legal Reserve	0	0	0	3,607	(3,607)	0
5.07.02	Statutory Reserve	0	0	0	40,091	(40,091)	0
5.07.03	Dividends	0	0	0	0	(28,433)	(28,433)
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	161,463	0	0	68,468	0	229,931

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.01 – STATEMENT OF CHANGES IN FINANCIAL POSITION (In R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 - 1/1/2004 to 12/31/2004	5 - 1/1/2003 to 12/31/2003
4.01	Sources	54,069	48,870	36,087
4.01.01	Of Operations	(14,504)	(23,892)	(20,628)
4.01.01.01	Income/Loss for the Year	72,131	50,826	(5,111)
4.01.01.02	Items not Affecting Working Capital	(86,635)	(74,718)	(15,517)
4.01.01.02.01	Long-Term Interest and Variations	(225)	(4,299)	(9,136)
4.01.01.02.02	Depreciation and Amortization	14	32	48
4.01.01.02.03	Deferred Income Tax	0	23,600	0
4.01.01.02.04	Equity in Net Income of Subsidiaries	(86,509)	(96,184)	(9,992)
4.01.01.02.05	Amortization of Goodwill on Investments	0	2,016	3,457
4.01.01.02.06	Residual Cost on Disposal Fixed Assets	85	117	106
4.01.02	Of Shareholders	0	0	0
4.01.03	From Third Parties	68,573	72,762	56,715
4.01.03.01	Interest on Shareholders' Equity and Dividends Received	24,966	16,678	14,756
4.01.03.02	Interest on Shareholders' Equity and Dividends Receivable	19,366	13,584	0
4.01.03.03	Receipt of Goodwill	21,817	26,615	38,004
4.01.03.04	Transfer of Net Assets	(1,157)	7,879	1,797
4.01.03.05	Reduction of Unsecured Liability	3,491	1,362	0
4.01.03.06	Decrease of Noncurrent Assets	90	6,644	2,158
4.01.03.07	Reduction of Subsidiaries' Capital Stock	0	0	0
4.01.03.08	Transfer to Current Assets	0	0	0
4.01.03.09	Funds Inflow Other Accounts Payable	0	0	0
4.02	Interest Earning Bank Deposits	28,509	49,734	27,697
4.02.01	Subsidiaries	0	2,091	4,452
4.02.02	Other Accounts of Noncurrent Assets	69	919	80
4.02.03	Investments	0	0	3,101
4.02.04	Property, Plant and Equipment	7	21	41
4.02.05	Deferred	0	0	0
4.02.06	Transfer from Noncurrent Liabilities to Current Liabilities	0	25,547	20,023
4.02.07	Other Noncurrent Liabilities Reductions	0	5,038	0
4.02.08	Treasury Stocks	0	0	0
4.02.09	Proposed Dividends	28,433	16,118	0
4.03	Increase/Decrease in Working Capital	25,560	(864)	8,390
4.04	Changes in Current Assets	9,828	19,028	5,644
4.04.01	Current Assets at Beginning of Year	29,736	10,708	5,064
4.04.02	Current Assets at End of Year	39,564	29,736	10,708
4.05	Changes in Current Liabilities	(15,732)	19,892	(2,746)
4.05.01	Current Liabilities at Beginning of Year	112,768	92,876	95,622
4.05.02	Current Liabilities at End of Year	97,036	112,768	92,876

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2005 TO 12/31/2005 (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	161,463	0	0	24,770	0	186,233
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	72,131	72,131
5.07	Distributions	0	0	0	43,698	(72,131)	(28,433)
5.07.01	Legal Reserve	0	0	0	3,607	(3,607)	0
5.07.02	Statutory Reserve	0	0	0	40,091	(40,091)	0
5.07.03	Dividends	0	0	0	0	(28,433)	(28,433)
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	161,463	0	0	68,468	0	229,931

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

05.02 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2004 TO 12/31/2004 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	161,463	0	0	0	(9,938)	151,525
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	50,826	50,826
5.07	Distributions	0	0	0	24,770	(40,888)	(16,118)
5.07.01	Legal Reserve	0	0	0	2,044	(2,044)	0
5.07.02	Statutory Reserve	0	0	0	22,726	(22,726)	0
5.07.03	Proposed Dividends	0	0	0	0	(16,118)	(16,118)
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	161,463	0	0	24,770	0	186,233

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

December 31, 2005

External Disclosure
Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

05.03 – STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2003 TO 12/31/2003 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 – REVALUATION RESERVES	6 – PROFIT RESERVES	7 - ACCRUED PROFIT/LOSS	8 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	161,463	0	0	0	(4,827)	156,636
5.02	Adjustments of Previous Years	0	0	0	0	0	0
5.03	Increase/Decrease in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury Stocks	0	0	0	0	0	0
5.06	Income/Loss for the Year	0	0	0	0	(5,111)	(5,111)
5.07	Distributions	0	0	0	0	0	0
5.08	Other	0	0	0	0	0	0
5.09	Closing Balance	161,463	0	0	0	(9,938)	151,525

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE — External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP — December 31, 2005 — Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
1	Total Assets	674,931	631,212	431,199
1.01	Current Assets	375,161	387,656	187,397
1.01.01	Cash and Cash Equivalents	51,962	73,926	12,653
1.01.01.01	Cash and Banks	28,471	31,466	8,227
1.01.01.02	Interest Earning Bank Deposits	20,010	42,460	4,426
1.01.01.03	Cash in Transit	3,481	0	0
1.01.02	Credits	160,138	133,799	70,983
1.01.02.01	Customers	151,733	122,538	64,262
1.01.02.02	Debtors by Disposal of Assets	246	246	150
1.01.02.03	Advances to Suppliers	5,275	3,556	3,643
1.01.02.05	Other	2,884	7,459	2,928
1.01.03	Inventories	142,494	149,353	76,522
1.01.04	Other	20,567	30,578	27,239
1.01.04.01	Recoverable Taxes	6,130	18,779	13,201
1.01.04.02	Prepaid Expenses	1,962	1,679	2,326
1.01.04.03	Deferred Income Tax	12,475	10,120	11,712
1.02	Noncurrent Assets	67,414	67,308	69,525
1.02.01	Sundry Credits	3,890	5,220	5,497
1.02.01.01	Customers	3,890	5,220	5,497
1.02.02	Credits with Related Parties	0	0	436
1.02.02.01	Affiliates	0	0	436
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other Related Parties	0	0	0
1.02.03	Other	63,524	62,088	63,592
1.02.03.01	Deferred Income Tax	32,353	40,090	42,959
1.02.03.02	Recoverable Taxes	21,361	12,945	2,123
1.02.03.03	Interest Earning Bank Deposits	0	0	3,736
1.02.03.04	Compulsory and Judicial Deposits	7,069	5,243	11,158
1.02.03.06	Other	2,741	3,810	3,616
1.03	Permanent Assets	232,356	176,248	174,277
1.03.01	Investments	369	265	8,431
1.03.01.01	In Affiliates	0	0	0
1.03.01.02	In Subsidiaries	0	0	8,270
1.03.01.03	Other Investments	369	265	161
1.03.02	Property, Plant and Equipment	229,123	171,812	150,612
1.03.03	Deferred Charges	2,864	4,171	15,234

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE — External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP — December 31, 2005 — Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2	Total Liabilities	674,931	631,212	431,199
2.01	Current Liabilities	283,672	344,898	191,764
2.01.01	Loans and Financings	79,195	88,712	73,293
2.01.02	Debentures	0	28,134	21,595
2.01.03	Suppliers	66,557	68,305	37,733
2.01.04	Taxes, Fees and Contributions	3,891	13,268	2,426
2.01.05	Dividends Payable	28,490	16,118	0
2.01.06	Provisions	53,083	45,790	39,535
2.01.06.01	Commissions	1,843	1,888	4,007
2.01.06.02	Payroll and Related Charges	30,672	25,931	16,253
2.01.06.03	Guarantee and Reviews	1,114	1,397	678
2.01.06.05	Contingencies	13,360	13,759	12,840
2.01.06.07	Other	6,094	2,815	5,757
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	52,456	84,571	17,182
2.01.08.01	Resellers and Customers	43,037	67,483	6,090
2.01.08.03	Tax Payment by Installments	1,081	670	875
2.01.08.04	Tax Recovery Program - REFIS	0	11,107	2,013
2.01.08.20	Other	8,338	5,311	8,204
2.02	Noncurrent Liabilities	161,146	99,914	87,751
2.02.01	Loans and Financings	97,694	58,983	11,609
2.02.02	Debentures	0	0	24,913
2.02.03	Provisions	0	0	0
2.02.04	Debts with Related Parties	0	0	0
2.02.05	Other	63,452	40,931	51,229
2.02.05.02	Tax Contingencies	46,866	38,032	33,258
2.02.05.03	Tax Payment by Installments	2,788	1,902	144
2.02.05.04	Tax Recovery Program – REFIS	0	153	14,276
2.02.05.06	Other	13,798	844	3,551
2.03	Deferred Income	0	0	0
2.04	Minority Interest	182	167	159
2.05	Shareholders' Equity	229,931	186,233	151,525
2.05.01	Paid-Up Capital Stock	161,463	161,463	161,463
2.05.02	Capital Reserves	0	0	0
2.05.02.01	Premium on Share Issue	0	0	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Own Assets	0	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0	0
2.05.04	Profit Reserves	68,468	24,770	0
2.05.04.01	Legal	5,651	2,044	0
2.05.04.02	Statutory	62,817	22,726	0

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP December 31, 2005 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 12/31/2005	4 – 12/31/2004	5 – 12/31/2003
2.05.04.02.01	Working Capital Investment Reserve	0	0	0
2.05.04.02.02	Treasury Stocks	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profit	0	0	0
2.05.04.05	Profit Retention	0	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Retained Earnings/Accumulated Losses	0	0	(9,938)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP December 31, 2005 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 – CONSOLIDATED INCOME STATEMENT (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 – 1/1/2004 to 12/31/2004	5 – 1/1/2003 to 12/31/2003
3.01	Gross Revenue from Sales and/or Services	1,814,386	1,315,664	748,965
3.02	Gross Revenue Deductions	(320,357)	(217,067)	(73,292)
3.03	Net Revenue from Sales and/or Services	1,494,029	1,098,597	675,673
3.04	Cost of Goods Sold and/or Services Rendered	(1,205,374)	(871,084)	(539,115)
3.05	Gross Profit	288,655	227,513	136,558
3.06	Operating Expenses/Income	(148,168)	(133,377)	(117,204)
3.06.01	Sales	(65,452)	(55,339)	(44,121)
3.06.02	General and Administrative Expenses	(43,241)	(38,874)	(33,344)
3.06.03	Financial	(37,118)	(32,578)	(38,141)
3.06.03.01	Financial Income	3,616	7,360	19,684
3.06.03.02	Financial Expenses	(40,734)	(39,938)	(57,825)
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	(2,357)	(6,586)	(1,598)
3.06.06	Equity in Net Income of Subsidiaries	0	0	0
3.07	Operating Income	140,487	94,136	19,354
3.08	Non-Operating Income	(20,272)	(20,570)	(5,863)
3.08.01	Revenues	0	0	0
3.08.02	Expenses	(20,272)	(20,570)	(5,863)
3.09	Income Before Tax/Holding	120,215	73,566	13,491
3.10	Provision for Income Tax and Social Contribution	(42,642)	(15,304)	(13,560)
3.11	Deferred Income Tax	(5,382)	(7,412)	(5,395)
3.12	Statutory Holding/Contributions	0	0	0
3.12.01	Holdings	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders' Equity	0	0	0
3.14	Minority Interests	(60)	(24)	353
3.15	Income/Loss for the Period	72,131	50,826	(5,111)
	No. SHARES, EX-TREASURY (in thousands)	53,232	2,661,615	2,661,615
	EARNINGS PER SHARE	1.35503	0.01910	
	LOSS PER SHARE			(0.00192)

09.01 – INDEPENDENT AUDITOR'S REPORT - UNQUALIFIED

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2005 and 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, voluntarily by the Company and its subsidiaries to users of the financial statements for possible additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 27, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP December 31, 2005 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

10.01 – MANAGEMENT REPORT

2005 Management report

Iochpe-Maxion presented a net income of R$72.1 million (earnings per share of R$1.355), a 41.9% increase over the R$50.8 million (earnings per share of R$0.955 after a pro-forma adjustment following the 2005 share reverse split) result of the previous year. The highlight was the growth in net operating revenues, the result of rising exports of railway equipment and industrial castings to the US market, higher domestic demand for railway equipment, and greater production of commercial vehicles in Brazil, driven mainly by automakers' exports. It is worth mentioning the appreciation of the local currency (R$) that curbed profitability on exports, and reduced the company's gross margin in relation to 2004.

Consolidated net operating revenues reached R$1,494.0 million, a 36.0% rise over the previous year. Gross profit totaled R$288.7 million, a 26.9% increase; earnings before interest and taxes (EBIT) amounted to R$177.6 million, a 40.2% increase; and earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$204.7 million, a 31.7% increase, always in relation to the previous year.

Domestic market
Automotive production in Brazil experienced growth in all its segments, especially because of rising export sales. The exception was the decrease on production of agriculture machinery, which reflected falling domestic demand for this segment. The table below reflects Brazilian production and export sales of vehicles for the periods shown.

Segment	In thousand units, except % variation					
	Brazilian production			Exports		
	2005	2004	Var (%)	2005	2004	Var (%)
Passenger cars	1,930.6	1,756.6	9.9%	606.1	497.3	21.9%
Utility vehicles	365.7	318.4	14.9%	155.5	114.0	36.5%
Trucks	116.1	107.0	8.5%	37.0	25.4	46.0%
Buses	35.2	28.7	22.6%	18.9	12.9	46.3%
Total vehicles	2,447.6	2,210.7	10.7%	817.6	649.6	25.9%
Agriculture machinery	52.9	69.4	(23.8%)	30.7	31.0	(1.0%)

Source: Anfavea

The railway industry enjoyed solid growth, driven in particular by rising demand for freight cars. The table below summarizes demand of the Brazilian railway market for the periods shown.

Segment	2005	2004	Var (%)
Freight cars (units)	7,270	5,642	28.9%
Railway castings (metric tons)	5,100	3,386	50.6%
Railway wheels (units)	48,231	41,595	16.0%

Source: Amsted Maxion estimates

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 - 1/1/2004 to 12/31/2004	5 - 1/1/2003 to 12/31/2003
4.01	Sources	248,049	246,651	79,230
4.01.01	Of Operations	93,804	120,893	44,601
4.01.01.01	Income / Loss for the Year	72,131	50,826	(5,111)
4.01.01.02	Amounts not Affecting Working Capital	21,673	70,067	49,712
4.01.01.02.01	Long-Term Interest and Variations	(1,336)	14,037	22,238
4.01.01.02.03	Depreciations	24,762	23,105	23,925
4.01.01.02.04	Amortizations	2,357	3,639	4,476
4.01.01.02.05	Goodwill (Negative Goodwill) Amortization on Investments	0	2,016	3,457
4.01.01.02.06	Residual Cost on Disposal of Fixed Assets	784	24,393	1,079
4.01.01.02.08	Minority Interest	15	8	(353)
4.01.01.02.09	Deferred Tax Credits	(4,909)	2,869	(5,110)
4.01.02	Of Shareholders	0	0	0
4.01.03	Of Third Parties	154,245	125,758	34,629
4.01.03.01	Financing Inflow	104,769	103,509	10,179
4.01.03.02	Inflow Other Accounts	25,045	12,292	19,521
4.01.03.03	Noncurrent Assets Reduction	24,431	9,957	4,929
4.02	Interest Earning Bank Deposits	199,318	199,526	82,818
4.02.01	Noncurrent Assets	14,930	10,871	2,502
4.02.03	Investment/ Goodwill	0	0	0
4.02.04	Property, Plant and Equipment	84,011	54,314	41,207
4.02.05	Deferred	0	810	1,868
4.02.06	By Transfer of Financing to Current	71,217	111,823	33,880
4.02.08	Other Noncurrent Liabilities Reductions	727	5,590	3,361
4.02.09	Dividends Paid and Proposed	28,433	16,118	0
4.02.10	Treasury Stock	0	0	0
4.03	Increase/Decrease in the Working Capital	48,731	47,125	(3,588)
4.04	Changes in Current Assets	(12,495)	200,259	33,562
4.04.01	Current Assets at Beginning of Year	387,656	187,397	153,835
4.04.02	Current Assets at End of Year	375,161	387,656	187,397
4.05	Changes in Current Liabilities	(61,226)	153,134	37,150
4.05.01	Current Liabilities at Beginning of Year	344,898	191,764	154,614
4.05.02	Current Liabilities at End of Year	283,672	344,898	191,764

09.01 – INDEPENDENT AUDITOR'S REPORT - UNQUALIFIED

Independent auditors' report

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have examined the accompanying balance sheets of Iochpe-Maxion S.A and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary Iochpe Holdings, LLC as of December 31, 2005 and 2004, were audited by under the responsibility of other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the net income of this subsidiary, in the amounts of R$50,882 thousand (R$49,164 thousand in 2004) and R$7,879 thousand (R$4,128 thousand in 2004), respectively, is based solely on the unqualified reports of the other independent auditors, dated January 20, 2006 and January 24, 2005, respectively.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our examinations and on the reports of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the equity and financial position of Iochpe-Maxion S.A and the consolidated equity and financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (In R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 1/1/2005 to 12/31/2005	4 - 1/1/2004 to 12/31/2004	5 - 1/1/2003 to 12/31/2003
4.01	Sources	248,049	246,651	79,230
4.01.01	Of Operations	93,804	120,893	44,601
4.01.01.01	Income / Loss for the Year	72,131	50,826	(5,111)
4.01.01.02	Amounts not Affecting Working Capital	21,673	70,067	49,712
4.01.01.02.01	Long-Term Interest and Variations	(1,336)	14,037	22,238
4.01.01.02.03	Depreciations	24,762	23,105	23,925
4.01.01.02.04	Amortizations	2,357	3,639	4,476
4.01.01.02.05	Goodwill (Negative Goodwill) Amortization on Investments	0	2,016	3,457
4.01.01.02.06	Residual Cost on Disposal of Fixed Assets	784	24,393	1,079
4.01.01.02.08	Minority Interest	15	8	(353)
4.01.01.02.09	Deferred Tax Credits	(4,909)	2,869	(5,110)
4.01.02	Of Shareholders	0	0	0
4.01.03	Of Third Parties	154,245	125,758	34,629
4.01.03.01	Financing Inflow	104,769	103,509	10,179
4.01.03.02	Inflow Other Accounts	25,045	12,292	19,521
4.01.03.03	Noncurrent Assets Reduction	24,431	9,957	4,929
4.02	Interest Earning Bank Deposits	199,318	199,526	82,818
4.02.01	Noncurrent Assets	14,930	10,871	2,502
4.02.03	Investment/ Goodwill	0	0	0
4.02.04	Property, Plant and Equipment	84,011	54,314	41,207
4.02.05	Deferred	0	810	1,868
4.02.06	By Transfer of Financing to Current	71,217	111,823	33,880
4.02.08	Other Noncurrent Liabilities Reductions	727	5,590	3,361
4.02.09	Dividends Paid and Proposed	28,433	16,118	0
4.02.10	Treasury Stock	0	0	0
4.03	Increase/Decrease in the Working Capital	48,731	47,125	(3,588)
4.04	Changes in Current Assets	(12,495)	200,259	33,562
4.04.01	Current Assets at Beginning of Year	387,656	187,397	153,835
4.04.02	Current Assets at End of Year	375,161	387,656	187,397
4.05	Changes in Current Liabilities	(61,226)	153,134	37,150
4.05.01	Current Liabilities at Beginning of Year	344,898	191,764	154,614
4.05.02	Current Liabilities at End of Year	283,672	344,898	191,764

09.01 – INDEPENDENT AUDITOR'S REPORT - UNQUALIFIED

Independent auditors' report

To
The Board of Directors and Shareholders
Iochpe-Maxion S.A.
São Paulo - SP

1. We have examined the accompanying balance sheets of Iochpe-Maxion S.A and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary Iochpe Holdings, LLC as of December 31, 2005 and 2004, were audited by under the responsibility of other independent auditors, and our opinion, insofar as it relates to the amount of this investment and the net income of this subsidiary, in the amounts of R$50,882 thousand (R$49,164 thousand in 2004) and R$7,879 thousand (R$4,128 thousand in 2004), respectively, is based solely on the unqualified reports of the other independent auditors, dated January 20, 2006 and January 24, 2005, respectively.

2. Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balance, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our examinations and on the reports of the other independent auditors related to the subsidiary Iochpe Holdings, LLC, the aforementioned financial statements present fairly, in all material respects, the equity and financial position of Iochpe-Maxion S.A and the consolidated equity and financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

09.01 – INDEPENDENT AUDITOR'S REPORT - UNQUALIFIED

4. Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole, as of December 31, 2005 and 2004. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been presented, voluntarily by the Company and its subsidiaries to users of the financial statements for possible additional analysis. This supplementary information was subject to the same audit procedures applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

January 27, 2006

KPMG Auditores Independentes
CRC 2SP014428/O-6

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6

10.01 - MANAGEMENT REPORT

2005 Management report

Iochpe-Maxion presented a net income of R$72.1 million (earnings per share of R$1.355), a 41.9% increase over the R$50.8 million (earnings per share of R$0.955 after a pro-forma adjustment following the 2005 share reverse split) result of the previous year. The highlight was the growth in net operating revenues, the result of rising exports of railway equipment and industrial castings to the US market, higher domestic demand for railway equipment, and greater production of commercial vehicles in Brazil, driven mainly by automakers' exports. It is worth mentioning the appreciation of the local currency (R$) that curbed profitability on exports, and reduced the company's gross margin in relation to 2004.

Consolidated net operating revenues reached R$1,494.0 million, a 36.0% rise over the previous year. Gross profit totaled R$288.7 million, a 26.9% increase; earnings before interest and taxes (EBIT) amounted to R$177.6 million, a 40.2% increase; and earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$204.7 million, a 31.7% increase, always in relation to the previous year.

Domestic market

Automotive production in Brazil experienced growth in all its segments, especially because of rising export sales. The exception was the decrease on production of agriculture machinery, which reflected falling domestic demand for this segment. The table below reflects Brazilian production and export sales of vehicles for the periods shown.

Segment	In thousand units, except % variation					
	Brazilian production			Exports		
	2005	2004	Var (%)	2005	2004	Var (%)
Passenger cars	1,930.6	1,756.6	9.9%	606.1	497.3	21.9%
Utility vehicles	365.7	318.4	14.9%	155.5	114.0	36.5%
Trucks	116.1	107.0	8.5%	37.0	25.4	46.0%
Buses	35.2	28.7	22.6%	18.9	12.9	46.3%
Total vehicles	2,447.6	2,210.7	10.7%	817.6	649.6	25.9%
Agriculture machinery	52.9	69.4	(23.8%)	30.7	31.0	(1.0%)

Source: Anfavea

The railway industry enjoyed solid growth, driven in particular by rising demand for freight cars. The table below summarizes demand of the Brazilian railway market for the periods shown.

Segment	2005	2004	Var (%)
Freight cars (units)	7,270	5,642	28.9%
Railway castings (metric tons)	5,100	3,386	50.6%
Railway wheels (units)	48,231	41,595	16.0%

Source: Amsted Maxion estimates

Export markets
In 2005, exports amounted to US$96.0 million, or R$231.4 million, which represents an increase of 103.0% in dollar terms, and 60.6% in local currency (R$) terms, over the previous year. Main destinations of the consolidated exports, in Dollar amount, were: USA (46%), Latin America (25%), Canada/Mexico (11%), Africa and Middle East (11%), Europe (7%) and Asia-Pacific (1%). The above consolidated export figures can also be broken down according to products, as follows: railway equipment 53%, commercial vehicles wheels accounted for 37%, and chassis 10%.

Net operating revenues
The table below depicts net operating revenues (in million R$) according to company or division, in the domestic market and export markets, for the periods shown.

Company/division	Market	2005	2004	Var %
Maxion Sistemas Automotivos - Wheel and Chassis Division	Domestic	700.9	526.9	33.0%
	Export	108.4	99.5	8.9%
	Total	809.3	626.4	29.2%
Maxion Sistemas Automotivos - Automotive Components Division	Domestic	91.7	148.9	(38.4%)
	Export	0.6	0.6	-
	Total	92.3	149.5	(38.3%)
Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	940.1	557.4	68.7%
	Export	244.8	88.1	177.9%
	Total	1,184.9	645.5	83.6%
(-) Consolidation adjustments: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Domestic	(470.1)	(278.7)	
	Export	(122.4)	(44.1)	
	Total	(592.5)	(322.8)	
Iochpe-Maxion - consolidated figures	Domestic	**1,262.6**	**954.5**	**32.3%**
	Export	**231.4**	**144.1**	**60.6%**
	Total	**1,494.0**	**1,098.6**	**36.0%**

Subsidiaries and joint ventures

Maxion Sistemas Automotivos Ltda. - Wheel and Chassis Division
The Wheel and Chassis Division, a supplier to the truck, bus, utility vehicle and agriculture machinery segments, presented net operating revenues of R$809.3 million in 2005, a 29.2% increase over 2004, and accounted for 54.2% of the company's consolidated net operating revenues. This growth was the result of rising domestic production of trucks, buses and utility vehicles (please see details in the "Domestic market" section).

Net operating revenues in the Chassis segment reached R$463.4 million, a growth of 42.5% over 2004; while the wheels segment had net sales of R$345.9 million, an increase of 14.8% over the previous year. Export sales reached US$44.9 million, accounting for 13.4% of this division's total net operating revenues, and represented a 39.4% increase over the previous year in dollar terms. The main export destination was the United States wheels market.

Maxion Sistemas Automotivos Ltda. - Automotive Components Division
In 2005, the Automotive Components Division, manufacturer of locks, latches, door handles, knobs, keys and cylinder sets, handbrake levers, hinges, pedal sets, among other products to passenger car applications, had net operating revenues of R$92.3 million, a 38.3% decrease from 2004 and accounted for 6.2% of the company's consolidated net operating revenue. This decrease follows the 2004 sale of assets of the window mechanism business. This business represented 50% of this division's net operating revenue in that year.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
Amsted-Maxion Fundição e Equipamentos Ferroviários, a manufacturer of railway freight cars, railway wheels and railway and industrial castings, is a joint venture between Iochpe-Maxion and Amsted Industries, the leading manufacturer of railway wheels and railway castings in North America.

In 2005, achieved net operating revenues of R$ 1,184.9 million, an 83.6% growth over 2004. Such growth was driven by a higher demand for railway freight cars, which resulted in 6,455 units sold in 2005, against 4,225 in 2004. Another important factor was a 232% rise in export sales, in dollar terms, from US$ 30.1 million in 2004 to US$ 101.6 million. In terms of exports, the year's highlights were the sale of industrial and railway castings to ASF-Amsted and Caterpillar, both US based.

Amsted-Maxion's order book at 2005 year-end totaled 3,081 units, to be delivered throughout 2006, representing sales of nearly R$ 600 million.

Comparing 2005 and 2004 results

Net operating revenues
Consolidated net operating revenues reached R$1,494.0 million in 2005, a 36.0% increase over the R$1,098.6 million presented during the previous year. This performance was the result of rising exports of railway equipment and industrial castings, higher domestic demand for railway equipments, and greater Brazilian production of commercial vehicles, driven mainly by automakers' exports.

Cost of goods sold
In 2005, the cost of goods sold was R$ 1,205.4 million (80.7% of consolidated net operating revenues), a 38.4% increase over the R$ 871.1 million recorded during 2004 (79.3% of consolidated net operating revenues).

The main factor behind this growth was the increase in the volume of goods sold, and the corresponding increase in the amount of raw materials consumed.

Gross profit
In 2005, gross profit totaled R$288.7 million, a 26.9% increase over 2004, when the gross profit was R$227.5 million. The gross margin amounted to 19.3% in 2005, against 20.7% in 2004. This decrease in the margin is mainly the result of decreased margins in export sales, caused by the appreciation of the local currency (R$) against the US dollar (average exchange rate of R$ 2.43 to US$1.00 in 2005, compared to R$ 2.92 to US$ 1.00 in 2004).

Operating expenses
Operating expenses amounted to R$ 111.1 million in 2005 (7.4% of consolidated net operating revenues), a 10.2% increase over 2004, when operating expenses totaled R$ 100.8 million (9.2% of consolidated net operating revenues). The decrease in the ratio between operating expenses and consolidated net operating revenues is attributable mainly to the absorption of sales growth by the fixed expenses. The rise in operating expenses value results from the growth in sales and the consequent increase in selling expenses (freights, commissions and royalties), as well as wage increases following union collective agreements.

Other operating expenses amounted to R$ 2.4 million in 2005, against R$ 6.6 million in 2004, the result of additional provisions for tax litigation.

Earnings before interest and taxes (EBIT)
In 2005, EBIT totaled R$ 177.6 million (11.9% of consolidated net operating revenues), compared with R$ 126.7 million in the previous year (11.5% of consolidated net operating revenues). Please see explanations in the "Gross profit" and "Operating expenses" sections.

Net financial expenses
In 2005, net financial expenses totaled R$ 37.1 million, a 13.9% increase over 2004, when net financial expenses were R$ 32.6 million. This increase is the result of higher net bank debt, which went from R$ 101.9 million in December 2004 to R$ 124.9 million in December 2005 (please see the "Liquidity and indebtedness" section).

Non-operating result
In 2005, non-operating result were negative in the amount of R$ 20.3 million, against a negative R$ 20.6 million the previous year.

Income tax and social contribution
In 2005, income tax and social contribution totaled R$ 48.0 million, a 111.4% increase over 2004, when income tax and social contribution were R$ 22.7 million. Income tax and social contribution in 2004 were reduced by R$ 13.6 million, following the constitution of deferred income tax and the use of tax losses resulting from corporate and operational restructuring during the third quarter of that year.

Net earnings
In 2005, net earnings amounted to R$72.1 million, a 41.9% increase over the R$ 50.8 million net earnings the previous year.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY
External Disclosure
December 31, 2005 Brazilian Corporate Law

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

10.01 – MANAGEMENT REPORT

Earnings before interest, taxes, depreciation, and amortization (EBITDA)
The table below shows the EBITDA breakdown (in R$ millions) for the periods shown.

	2005	2004	Var (%)
Net profit	72.1	50.8	41.9%
Income tax and social contribution	48.0	22.7	111.2%
Non-operating result	20.3	20.6	(1.4%)
Net financial expenses	37.1	32.6	13.9%
Depreciation and amortization	27.1	26.7	1.5%
Goodwill amortization	-	2.0	-
EBITDA	**204.7**	**155.5**	**31.7%**

In 2005, EBITDA reached R$ 204.7 million, a 31.7% rise over the R$ 155.5 million recorded in 2004. In 2005, the EBITDA margin was 13.7%, less than the 14.2% recorded in 2004, mainly due to reduced export margins (please see explanation in the "Gross profit" section).

Cash flow, liquidity and indebtedness

Cash flow
Operating activities
In 2005, cash generated from operating activities totaled R$61.0 million (against R$104.7 million in 2004). Such generation was impacted by rising working capital, the result of higher consolidated net operating revenues, especially from exports and from a reduction of R$ 24.4 million in customer cash advances, when compared to the previous year.

Investment activities
In 2005, cash used in investment activities amounted to R$ 84.0 million (against R$ 54.3 million in 2004). These funds were channeled mainly into the acquisition of new machinery, equipment and facilities designed to upgrade and expand production capacity. One highlight was the acquisition of the railway freight car assembly plant in Hortolândia, which was previously leased.

Financing activities
Cash generated from financing activities totaled R$ 1.1 million in 2005 (against R$1 0.9 million in 2004). Dividends amounted to R$ 16.1 million in 2005; no dividends were paid the year before. Amortization of principal and payment of interest on loans and debentures amounted to R$ 289.9 million in 2005, against R$ 222.7 million in 2004. In 2005, received new loans totaled R$ 305.2 million, against R$ 251.7 million in 2004.

Liquidity and indebtedness
Cash and marketable securities totaled R$ 52.0 million at 2005 year-end, all in the short term. Dollar-denominated cash and marketable securities accounted for approximately 8.8% of such amount.

Consolidated gross bank debt at the end of 2005 reached R$ 176.9 million, with R$ 79.2 million over the short term and R$ 97.7 million over the long term. The main denomination of this debt are the TJLP (long-term interest rate), accounting for 64% of total gross value, followed by the US dollar at 33% and IGPM (general inflation index) at 3%.

Net consolidated bank debt totaled R$ 124.9 million at 2005 year-end, against R$ 101.9 million the previous year (please see the "Cash flow" section for the reasons behind this growth). The ratio between this figure and EBITDA stood at 0.6x in 2005, the same as the 0.6x recorded in 2004. The net consolidated bank debt position at the end of 2005 was favorably impacted by R$ 32.6 million (compared to a favorable impact of R$ 43.0 million at the end of 2004), due to customers advances on railway freight car sales agreements to be delivered in 2006. (see section "Cash Flow" to explain the reasons for such growth).

Capital Market

Corporate governance
In November 2005, Iochpe-Maxion joined the Level 1 of Bovespa's Differentiated Corporate Governance Practices. During the year, two new advisory committees to the Board of Directors were implemented: the Variable Compensation Committee and the Audit Committee. Iochpe-Maxion also established the Code of Ethics and the Whistle Blow Policy for Accounting Practices.

Stock trading
Iochpe-Maxion's non-voting shares closed the year at R$ 19.00, a 27.5% increase over the previous year, whereas voting shares raised 6.0% closing the year at R$ 12.98. During this same period, the IBR-X, the index of the 100 most traded stocks on Bovespa, increased by 37.3%. At 2005 year-end, Iochpe-Maxion's market capitalization totaled R$ 900.5 million; book value per share was R$ 4.32, and the ratio between the price of a non-voting share and net income per share stood at 14x.

In 2005, the average daily trading of Iochpe-Maxion shares on the São Paulo Stock Exchange (Bovespa: MYPK3 and MYPK4) was R$ 443.4 thousand (against R$ 416.2 thousand in 2004). The average daily number of trades was 18 (against 23 in 2004).

Dividends
Management proposed to the Iochpe-Maxion Shareholders General Meeting the distribution of dividends amounting to R$28.4 million (R$16.1 million in 2004), or R$0.501355109 per voting share and R$0.551490620 per non-voting share, a 3.86% and 2.90% yield, respectively, based on each share prices at the end of 2005. Iochpe-Maxion's bylaws foresee dividends of at least 37% of the net profit (less eventual accumulated losses from previous years), with each non-voting share receiving an additional 10% when compared to each voting share.

Secondary public offer
As a subsequent event, on 11 January 2006, there was the announcement to the market of a secondary public offer of non-voting shares issued by Iochpe-Maxion, offered by BNDESPAR, FPS and Fundo Sinergia, together with details on the offer and an estimated schedule.

CVM Instruction No. 381
In compliance with Instruction Nº 381 by CVM, the securities commission in Brazil, we inform that during 2005, Iochpe-Maxion and its subsidiaries hired services not related to independent audit (consults regarding the interpretation of tax and corporate law and training) in the consolidated amount of R$ 17 thousand, that represents 4.7% of the consolidated amount paid to independent audit services. Iochpe-Maxion in discussion with its independent auditors

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE External Disclosure
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP December 31, 2005 Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

10.01 – MANAGEMENT REPORT

concluded that the aforesaid services did not affect the independence and objectivity of the latter due to the scope and procedures that were carried out. Iochpe-Maxion adopts as policy to attend the regulations which define the restrictions to the services of independent auditors.

Investor relations website
The Iochpe-Maxion investor relations website www.iochpe-maxion.com.br contains complete information about the company, including financial statements, presentations and releases.

Management

Iochpe-Maxion S.A. and subsidiaries

Publicly-held Company

Statements of cash flows - Indirect method

Years ended December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent Company	
	2005	**2004**	**2005**	**2004**
Cash flows from operating activities				
Net income for the year	72,131	50,826	72,131	50,826
Adjustments to reconcile net income to net cash operating activities:				
Depreciation and amortization	27,119	26,744	14	32
Deferred taxes - Current and noncurrent assets	5,382	7,412	-	23,600
Goodwill amortization on investments	-	2,016	-	2,016
Residual cost on disposal of fixed assets	784	24,393	85	117
Equity in net income of subsidiaries	-	-	(86,509)	(96,184)
Interest on shareholders' equity and dividends from subsidiaries				
Received in current year	-	-	24,966	16,678
Receivable	-	-	19,366	13,584
Changes in assets and liabilities				
Increase in accounts receivable	(27,865)	(58,276)	-	-
Decrease (increase) in inventories	9,448	(75,420)	-	-
(Decrease) increase in accounts payable to suppliers	(1,748)	30,572	-	-
Decrease (increase) in other accounts receivable, taxes recoverable and remaining accounts	3,460	(11,297)	15,511	24,276
(Decrease) increase in other accounts payable, provisions and remaining accounts	(19,460)	98,335	(12,540)	(1,143)
(Decrease) increase in income and social contribution taxes	(8,264)	9,426	-	-
Net cash provided by operating activities	60,987	104,731	33,024	33,802
Cash flows from investment activities				
Acquisition of property, plant and equipment	(84,011)	(54,314)	(7)	(21)
Net cash used in investment activities	(84,011)	(54,314)	(7)	(21)
Cash flows from financing activities				
Loans	305,241	251,676	-	-
Loans/debentures payments	(289,928)	(222,690)	(26,321)	(19,164)
Interest paid - loans/debentures	(14,253)	(18,133)	(1,813)	(4,550)
Net cash provided by (used in) financing activities	1,060	10,856	(28,134)	(23,714)
(Decrease) increase in cash and cash equivalents	(21,964)	61,273	4,883	10,067
At beginning of year	73,926	12,653	14,812	4,745
At end of year	51,962	73,926	19,695	14,812
(Decrease) increase in cash and cash equivalents	(21,964)	61,273	4,883	10,067

See the accompanying notes to the financial statements.

Statements of added value

Years ended December 31, 2005 and 2004

(In thousands of Reais)

	Consolidated		Parent Company	
	2005	**2004**	**2005**	**2004**
Income (expenses)				
Sales of goods and services rendered	1,814,386	1,315,664	-	-
Allowance for doubtful accounts - (increase) reversal	(1.328)	2.777	-	-
Nonoperating result	(20,272)	(20,570)	(2,900)	(9,650)
	1,792,786	1,297,871	(2,900)	(9,650)
Inputs acquired from third parties (including ICMS and IPI Taxes)				
Raw materials consumed	1,066,512	606,190	-	-
Cost of goods sold and services rendered	148,599	177,160	-	-
Materials, power, third parties services and other	142,407	84,072	3,760	1,714
	1,357,518	867,422	3,760	1,714
Gross added value	435,268	430,449	(6,660)	(11,364)
Retentions				
Depreciation and amortization	(27,119)	(26,744)	(14)	(32)
Goodwill amortization on investments	-	(2,016)	-	(2,016)
(Reduced) added value, net, produced (consumed by) the Company and its subsidiaries	408,149	401,689	(6,674)	(13,412)
Transferred added value				
Equity in net income of subsidiaries	-	-	86,509	96,184
Financial income	3,616	7,360	2,372	7,530
	3,616	7,360	88,881	103,714
Total added value to be distributed	411,765	409,049	82,207	90,302
Distribution of added value				
Employees				
Payroll and related charges	177,543	151,893	2,944	2,512
Workers' participation	15,425	13,185	82	42
Taxes				
Federal	118,747	153,454	815	25,386
State	(17,955)	(7,781)	-	-
Municipal	277	4,004	13	8
Financiers				
Interest	40,734	39,938	6,038	11,354
Rental	4,854	3,530	184	174
Interest on shareholders' equity and dividends	28,442	16,118	28,433	16,118
Legal reserve	3,607	2,044	3,607	2,044
Statutory reserve for investment and working capital	40,091	22,726	40,091	22,726
Compensation of accumulated losses	-	9,938	-	9,938
	411,765	409,049	82,207	90,302

See the accompanying notes to the financial statements.

Notes to the financial statements

December 31, 2005 and 2004

(In thousands of Reais)

1 Operations

The company is located in São Paulo and its main activity is to invest in companies which manufacture and sell components for road and railway vehicles, industrial castings and spare parts.

Its industrial complex is composed of 5 factories in Brazil. Three of them are involved in the railway equipment sector and two in the automotive sector. They are described briefly, below:

Railway equipment factories: Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. operates through three divisions: Cruzeiro-SP division - involved with the production of industrial and railway castings, railway wheels and railway cargo wagons; Osasco-SP division - production of industrial and railway castings; and Hortolândia-SP division - production of railway cargo wagons.

Automotive component factories: Maxion Sistemas Automotivos Ltda. operates through two divisions: the wheels and chassis division (Cruzeiro - SP) manufactures and commercializes complete chassis, crossbeams and heavy wheels; the automotive components division (Contagem - MG) manufactures and commercializes brake levers, pedal sets, jacks and other automotive components

In addition to the units described above, Iochpe-Maxion S.A. has nonoperating subsidiaries and subsidiaries abroad:

Maxion Componentes Estruturais Ltda.: A company which currently holds a portion of the shareholders interest in Maxion Sistemas Automotivos Ltda.

Maxion Structural Components USA, Inc.: A company with its head office in Miami, USA, the objective of which is to manage inventories and commercialize products of the wheels and chassis division for the North American and Mexican markets.

Iochpe Holdings LLC: A nonoperating company headquartered in Delaware, USA, which holds shareholders interest in Maxion Structural Components USA, Inc.

Tecob Cobranças, Representações e Comércio Ltda.: In June 2005 the operating activities were transferred to the branch of Maxion Sistemas Automotivos Ltda. in Porto Alegre - RS. After

this date the company became idle.

Newbridge Strategic Partners: A nonoperating company headquartered in Cayman, BVI, which is idle since 2003.

2 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Exchange Commission.

Description of significant accounting policies

a. Statement of Income

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service. Revenue is not recognized if there are significant uncertainties as to its realization.

b. Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies and valuation of financial instruments. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company and its subsidiaries reviews the estimates and assumptions at least quarterly.

c. Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income. For the subsidiary located abroad, the assets and liabilities were translated into reais at the foreign exchange rate ruling at the balance sheet date.

d. Current and noncurrent assets

- **Interest earning bank deposits**

  Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date.

- **Allowance for doubtful accounts**

  The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

- **Inventories**

  Inventories are stated at the lower of average cost or market value.

  The cost of inventories includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of overhead based on normal operating capacity.

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. Permanent assets

- **Investments**

  Investments in subsidiaries were valued using the equity method.Other investments were valued at cost, less a provision for devaluation, when applicable.

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at rates, which take into account the estimated useful lives of the assets.

- **Deferred charges**

  Deferred charges are recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. The deferred charges accounted for refer to expenditures mainly with development of new products.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

11.01 – NOTES TO THE FINANCIAL STATEMENTS

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

h. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 thousand for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of the taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371 of June 27, 2002, and consider past profitability and expectations of future taxable income, based on a technical viability study.

i. Statements of cash flows

The Company and its subsidiaries are presenting the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

j. Statements of added value

The Company and its subsidiaries are presenting the statements of added value, prepared in accordance with Circular-Notice/CVM/SNC/SEP/01/05, the aim of which is to demonstrate the value of the wealth generated by the Company and its subsidiaries and it distribution among the elements that contributed to its generation.

All the information presented has been obtained from the accounting records of the Company and its subsidiaries. Specific information contained in the traditional statement of income has been reclassified, due to the fact that, in the statement of added value it was considered as distribution of the added value generated.

k. Reclassifications

The financial statements of the year ended December 31, 2004 were reclassified to enable better comparability with the current financial statements. The reclassified recorded refers to advance to suppliers in the amount of R$ 2.589 from other accounts receivable to inventories.

3 Consolidated financial statements

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

The consolidated financial statements include the financial statements of Iochpe-Maxion S.A. and its subsidiaries, as listed below:

	Direct Ownership - %		Indirect Ownership - %	
	2005	2004	2005	2004
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50.00	50.00	-	-
Maxion Sistemas Automotivos Ltda. (1)	6.17	6.17	93.72	93.72
Maxion Componentes Estruturais Ltda.	99.99	99.99	-	-
Maxion Structural Components USA, Inc (2)	-	-	100.00	100.00
Iochpe Holdings, LLC	100.00	100.00	-	-
Tecob Cobranças, Representações e Comércio Ltda.	99.99	99.99	-	-
Newbridge Strategic Partners	100.00	100.00	-	-

(1) Consolidated by the Maxion Componentes Estruturais Ltda.
(2) These financial statements were consolidated by the subsidiary Iochpe Maxion, LLC

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment in the capital, reserves and retained earnings of the subsidiaries;

c. Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d. Identification of minority interests in the consolidated financial statements.

In accordance with CVM instruction No. 247/96, the proportional consolidation of the financial statements of the joint controlled subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented due to the 50% ownership in this subsidiary.

The main accounting group of assets and liabilities and the net income of this subsidiary are demonstrated as follows:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	
	2005	2004
Balance sheets		
Current assets	259,507	250,002
Noncurrent assets	54,888	35,207
Permanent assets	118,590	61,726
Total assets	432,985	346,935
Current liabilities	265,431	246,134
Noncurrent liabilities	105,569	64,152
Shareholders' equity	61,985	36,649
Total liabilities and shareholders' equity	432,985	346,935
Statements of income		
Net sales of goods	1,184,873	645,509
Cost of goods sold	(984,601)	(541,883)
Gross profit	200,272	103,626
Operating expenses	(100,745)	(56,725)
Nonoperating expenses	(190)	(21)
Income and social contribution taxes	(30,529)	(14,980)
Net income for the year	68,808	31,900

4 Cash and cash equivalents

	Consolidated		Parent company	
	2005	2004	2005	2004
Current:				
Cash and banks	28,471	31,466	270	95
Interest earning bank deposits	20,010	42,460	19,425	14,717
Cash in transit	3,481	-	-	-
	51,962	73,926	19,695	14,812

Interest earning bank deposits refer substantially to Fixed Income Funds, remunerated at rates which vary from 98% to 109% of the CDI

Cash in transit refers to payment orders in the amount of US$ 1,487 thousand made by Maxion Structural Components USA, Inc., on December 23, 2005, to Maxion Sistemas Automotivos Ltda. for the settlement of trade notes, which are pending exchange closing for translation into Reais.

5 Trade accounts receivable (consolidated)

	2005	2004
Current:		
Domestic customers	107,720	108,174
Foreign customers	55,525	36,791
Discounted receivables	(9,041)	(20,089)
Allowance for doubtful accounts	(2,471)	(2,338)
	151,733	122,538
Noncurrent:		
Domestic customers	11,157	9,982
Foreign customers	-	2,097
Allowance for doubtful accounts	(7,267)	(6,859)
	3,890	5,220

6 Inventories (consolidated)

	2005	2004
Finished goods	50,697	40,909
Work in progress	5,847	10,667
Raw materials	78,209	86,533
Auxiliary and maintenance materials	2,588	6,148
Packaging and storeroom materials	2,208	2,889
Provision for slow moving inventories and loss of inventories	(2,345)	(407)
Advance to supply	4,404	2,589
Imports in transit	886	2,614
	142,494	151,942

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

11.01 – NOTES TO THE FINANCIAL STATEMENT

7 Related party transactions

The main balances of assets and liabilities as of December 31, 2005, as well as the transactions that influenced the income for the year, related to operations with related parties, result from transactions between the Company and its subsidiaries, which were performed under normal market conditions for similar types of operations.

	Direct subsidiaries							
	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A		Iochpe Holdings, LLC		Tecob Cobranças, Representações Comércio Ltda.	
	2005	2004	2005	2004	2005	2004	2005	2004
Assets								
Accounts receivable from acquisition of goods and services	-	-	-	-	-	-	-	-
Interest on shareholders' equity and dividends	13,694	9,469	-	-	-	-	-	-
Noncurrent assets (loan contracts)	-	-	-	-	53,113	50,263	-	-
Liabilities								
Suppliers	-	-	-	-	-	-	-	-
Interest on shareholders' equity and dividends	13,693	9,469	4,771	1,409	-	-	-	-
Obligations (loan contracts)	-	-	-	-	-	-	3,432	15,288
Provision for negative equity	-	-	-	-	-	-	3,389	6,880
Income								
Sale of goods	-	22,745	-	-	-	-	-	-
Purchases	-	-	-	-	-	-	-	-
Financial expenses	-	(3,499)	-	-	-	-	-	-
Financial income	-	-	-	-	8,796	6,690	-	-
Other nonoperating income (expenses)	-	-	-	-	-	-	2,568	919

11.01 – NOTES TO THE FINANCIAL STATEMENT

	Indirect Subsidiaries				Total		Parent Company	
	Automotivos Ltda.		Components USA, Inc.					
	2005	2004	2005	2004	2005	2004	2005	2004
Assets								
Accounts receivable from acquisition of goods and services	12,331	8,769	363	2,064	12,694	10,833	-	-
Interest on shareholders' equity and dividends	-	-	-	-	13,694	9,469	19,366	13,584
Noncurrent assets (loan contracts)	3,432	-	-	-	56,545	50,263	26,477	47,048
Liabilities								
Suppliers	363	2,064	12,331	8,769	12,694	10,833	-	-
Interest on shareholders' equity and dividends	14,604	2,706	-	-	33,068	13,584	-	-
Obligations (loan contracts)	19,320	23,737	7,157	8,023	29,909	47,048	53,113	50,263
Provision for negative equity	-	-	-	-	3,389	6,880	3,389	6,880
Income								
Sale of goods	42,510	15,034	-	-	42,510	37,779	-	-
Purchases	-	-	42,396	37,430	42,396	37,430	-	-
Financial expenses	(954)	(1,879)	(82)	(93)	(1,036)	(5,471)	(4,727)	(3,566)
Financial income	-	-	-	-	8,796	6,690	1,036	5,471
Other nonoperating income (expenses)	895	-	-	-	3,463	919	(3,463)	(919)

The balance of R$ 19,320 (R$ 23,737 at December 31, 2004) with Maxion Sistemas Automotivos Ltda. is composed as follows:

- R$ 2,874 (during 2005 the amount of R$ 21,817 was received and interest of R$ 954 was allocated referring to the balance of R$ 23,737 outstanding at December 31, 2004) of the purchase agreement for the commercial fund entered into in 1966, plus interest of 1.5% per month, renegotiated quarterly, with maturity on December 31, 2006;
- R$ 16,446 referring to the net total assets of the former agricultural machinery division, disposed of in prior years, with no maturity date, transferred in 2005 from Tecob Cobranças, Representações e Comércio Ltda. ("Tecob"). The services provided by Maxion Sistemas Automotivos Ltda. are authorized by a business mandate transferred from Tecob.

The balance of R$ 7,157 (R$ 8,023 as of December 31, 2004) with Maxion Structural Components USA, Inc refers to a loan that was used, principally, to pay supplies and repay bank loans. It is updated by exchange variation plus interest of 1.41% p.a., with maturity on February 1, 2006.

The balance of R$ 53,113 (R$ 50,263 as of December 31, 2004) with Iochpe Holdings, LLC refers to a loan that was used to pay debts of commercial papers, plus interest of 6% p.a., with maturity on February, 1, 2006.

11.01 – NOTES TO THE FINANCIAL STATEMENTS

On December 31, 2005 and 2004 the Company had the following guarantees related to loans, financing and advances from customers. On December 31, 2005 and 2004, the Company presented the following amounts of guarantees and sureties related to loans, financing and advances from customers:

	Sureties given	Guarantee Refis
Maxion Sistemas Automotivos Ltda.	76,068	
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	(*) 33,198	-
Balances at December 31, 2005	109,266	-
Balances at December 31, 2004	177,016	16,017

(*) Of these totals, the performance guarantee related to the delivery of wagons by Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is equivalent to R$ 5,580 (R$ 73,833 as of December 31, 2004).

8 Tax recoverable (consolidated)

	2005	2004
Value added tax on sales and services (ICMS)	21,522	12,882
Excise tax (IPI)	2,339	2,858
Income tax (IRPJ)	943	10,536
Employees' profit participation program (PIS)	1,297	1,132
Tax for social security financing of social contribution (COFINS)	1,327	3,484
Others	63	832
	27,491	31,724
Current assets	(6,130)	(18,779)
Noncurrent assets	21,361	12,945

9 Investments

a. *Composition of balances*

	Consolidated		Parent company	
	2005	2004	2005	2004
Equity in subsidiaries	-	-	257,944	219,258
Other investments	369	509	244	329
	369	509	258,188	219,587

b. Movement of balances in subsidiaries

	2005						2004
	Maxion Componentes Estruturais Ltda.	Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	Maxion Sistemas Automotivos Ltda.	Iochpe Holdings, LLC	Tecob Cobranças, Representações e Comércio Ltda.	Total	Total
Balance at January 1	142,399	18,324	9,371	49,164	-	219,258	148,555
Equity in net income of subsidiaries	43,997	34,406	2,897	1,718	3,491	86,509	96,184
Dividends and interest on shareholders' equity received	(7,507)	(16,965)	(494)	-	-	(24,966)	(16,678)
Dividends and interest on shareholders' equity receivable	(13,694)	(4,771)	(901)	-	-	(19,366)	(13,584)
Amortization of income not realized	-	-	-	-	-	-	6,528
Loss from variation in the ownership percentage in subsidiaries	-	-	-	-	-	-	(385)
Transfer to provision for negative equity	-	-	-	-	(3,491)	(3,491)	(1,362)
Balance at December 31	165,195	30,994	10,873	50,882	-	257,944	219,258

c. Information on the subsidiaries companies

	Maxion Componentes Estruturais Ltda.		Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.		Maxion Sistemas Automotivos Ltda.		Iochpe-Holdings, LLC (*)		Tecob Cobranças, Representações e Comércio Ltda.	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Capital	102,111	102,111	33,267	33,267	123,703	123,703	33,254	37,711	500	500
Quantity of shares or quotas owned (in lots of one thousand)										
-Common	-	-	921,430	921,430	-	-	1	1	-	-
-Preferred	-	-	1,788,585	1,788,585	-	-	-	-	-	-
-Quotas	102,111	102,111	-	-	7,636	7,636	-	-	500	500
Shareholders' equity	165,193	142,399	61,985	36,649	176,121	152,156	50,882	49,164	(3,389)	(6,880)
(-) Adjustment of unrealized profit on inventories	-	-	-	-	(398)	(349)	-	-	-	-
(=) Adjusted shareholders' equity	165,193	142,399	61,985	36,649	175,723	151,807	50,882	49,164	(3,389)	(6,880)
Interest in capital at the end of the year - %	99.99	99.99	50.00	50.00	6.17	6.17	100.00	100.00	99.99	99.99
Interest in shareholders' equity - %	71.84	76.46	13.48	9.84	4.72	5.03	22.13	26.40	-	-
Net income (loss) for the year	43,985	74,730	68,808	31,900	58,417	40,410	7,879	4,128	3,492	(3,145)

(*) These financial statements were audited by other independent auditors

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01193-2 IOCHPE-MAXION S.A. 61.156.113/0001-75

11.01 – NOTES TO THE FINANCIAL STATEMENT

10 Property, plant and equipment

	Average rate of depreciation % p.a.	Consolidated				Parent Company			
		2005			2004	2005			2004
		Cost	Depreciation	Net	Net	Cost	Depreciation	Net	Net
Buildings and improvements	4	88,961	(38,255)	50,706	33,954	-	-	-	-
Machinery and equipment	10	248,913	(156,555)	92,358	75,363	-	-	-	-
Patterns	10 to 33 (*)	19,879	(15,686)	4,193	6,456	-	-	-	-
Furniture and fixtures	10	6,064	(3,653)	2,411	3,022	747	(747)	-	-
Vehicles	20	1,141	(772)	369	256	-	-	-	-
Computer equipment	20	6,845	(4,638)	2,207	2,027	584	(533)	51	58
Other	10 and 20	10,575	(1,466)	9,109	892	104	-	104	104
Tools	20	27,247	(18,260)	8,987	11,061	-	-	-	-
Land		9,191	-	9,191	5,338	-	-	-	-
Construction in progress (**)		24,526	-	24,526	12,539	-	-	-	-
Spare parts of machinery		18,828	-	18,828	13,772	-	-	-	-
Advances to suppliers		6,238	-	6,238	6,888	-	-	-	-
		468,408	(239,285)	229,123	171,568	1,435	(1,280)	155	162

(*) Average rate of 23.2% in 2005 and 18.9% in 2004.

(**) Refers, basically, to the buildings in the amount of R$9,087 (R$4,546 in 2004), machinery and equipment of R$10,559 (R$6,459 in 2004) and other fixed assets of R$4,880 (R$1,534 in 2004).

11 Deferred charges (consolidated)

	2005	2004
Development of new products	7,199	7,171
Computerized systems	1,283	247
Expansion costs	252	266
	8,734	7,684
Accumulated amortization	(5,870)	(3,513)
	2,864	4,171

12 Loans and financing (consolidated)

	Index	Annual interest - %	2005	2004
Local currency:				
BNDES	TJLP	3,6 to 6,5	110,990	34,440
Working capital	CDI	1,5	-	45,012
FINAME	TJLP	5,0 to 9,0	9,299	5,835
PRO Industry and PROIM	IGPM	0 to 6,0	4,773	5,090
Foreign currency:				
ACC - US$ 5.925 (2004 - US$ 2.630)		2,78 to 5,0	13,870	6,980
Import US$ 4.767 (2004 - US$ 3.285)		3,375 to 5,9	11,159	8,710
Pre-Export US$ 11.448 (2004 - US$15.683)		4,3 to 6,7	26,798	41,628
			176,889	147,695
Current portion included in current liabilities			(79,195)	(88,712)
Noncurrent liabilities			97,694	58,983

The long-term installments have the following payment schedule:

	Consolidated
Maturity:	
2007	85,330
2008	5,705
2009	3,859
2010 onwards	2,800
	97,694

The loans and financing are secured by property, plant and equipment assets in the amount of R$ 9.831 (R$ 5.606 as of December 31, 2004) and real estate mortgages in the amount of R$ 4.698 (R$ 4.846 as of December 31, 2004, and guarantees mentioned in Note 7.

13 Debentures

The Company, in accordance with clause 12 - Redemption in advance - of the indenture of the 4th issue of debentures, exercised its right to redemption in advance of the total outstanding debentures on January 7, 2005, through payment through the Clearing House for the Custody and Financial Settlement of Securities (CETIP), of the nominal balance, plus interest foreseen in the indenture, calculated on a pro rata basis since the date of the last payment of interest up to the date of the redemption, in the amount of R$ 28.214.

14 REFIS

The subsidiary Maxion Sistemas Automotivos Ltda. joined to REFIS in order to settle tax debts through a special payment and installment program for tax and social security liabilities. The financing program corresponded to 1.2% of billing, and was ended in 2005.

The change in the amounts due to REFIS is shown as follows:

	Consolidated
Balance at December 31, 2003	16,289
Monetary variation	1,029
Payments	(6,058)
Balance at December 31, 2004	11,260
Monetary variation	1,165
Payments	(12,425)
Balance at December 31, 2005	-

15 Provision for contingencies

The Company and its subsidiaries are parties to judicial and administrative proceedings in various courts and government agencies, arising from the normal course of operations, involving tax, labor, civil and other issues.

Based on information from its legal advisors, an analysis of the pending legal proceedings, and previous experience with regards to amounts claimed, management recorded provisions for amounts considered sufficient to cover possible losses from the current actions, as follows:

	Consolidated		Parent company	
	2005	2004	2005	2004
Civil	517	517	-	-
Labor	5,482	3,552	750	150
Tax				
Federal	51,552	46,667	9,977	9,459
State	1,423	889	61	57
Others	1,252	166	-	-
	60,226	51,791	10,788	9,666
Current liabilities	(13,360)	(13,759)	(10,480)	(9,358)
Noncurrent liabilities	46,866	38,032	308	308

We present below a brief description of the legal proceedings, according to their nature, in which the Company and its subsidiaries are parties.

Proceedings of a labor nature

At December 31, 2005, the Company and its subsidiaries were parties to legal proceedings related to labor issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$ 12,211, where R$ 5,482 that is considered as a probable risk is provisioned for. The main themes addressed in these labor proceedings are overtime, additional allowances for dangerous work and health hazards, wage parity, severance pay, and fines related to the Government Severance Indemnity Fund (FGTS) referring to the Summer and Collor Plans, amongst others.

Proceedings of a civil nature

At December 31, 2005, the Company and its subsidiaries were parties to legal proceedings related to civil issues, assessed by their legal counsel as being a probable or possible risk in the

approximate amount of R$ 7,297, where R$ 517 that is considered as a probable risk is provisioned for.

Proceedings of a tax nature

At December 31, 2005, the Company and its subsidiaries were parties to legal and administrative proceedings related to tax issues, assessed by their legal counsel as being a probable or possible risk in the approximate amount of R$ 61,127, where R$ 54,227 that is considered as a probable risk is provisioned for.

The tax contingencies are related mainly to administrative pleadings concerning the IPI credit premium and litigation concerning the calculation basis of PIS/COFINS (Law 9718/98), as follows:

- IPI credit premium in the amount of R$ 32,878: Based on the decisions of the Superior Court of Justice, which confirmed the understanding of Decree Law 1894/81, maintaining in force the benefit of credit premium, in 2002 the subsidiaries Maxion Componentes Estruturais Ltda. and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. began to calculate the credit from this tax and filed administrative requests for reimbursement and, subsequently, for offsetting of these credits against other federal taxes. A provision was recorded in the event of obtaining an administrative decision that was contrary to compensation;

- Calculation basis of PIS/COFINS in the amount of R$ 15,060: In June 1999, the Company filed legal proceedings challenging the demandability of PIS and COFINS, in conformity with the amendment to Law 9718/98 (broadening of the calculation basis of these taxes to all revenues), and ceased to pay the abovementioned contributions in the period from June 1999 to October 2003. On November 9, 2005 the broadening of the calculation basis was considered unconstitutional. With respect to the provision for COFINS, the Parent Company has already obtained a favorable decision in the final jurisdiction in the amount of R$ 8,608; however, the Company will maintain the total provision until the final, unappeasable judgment of all its actions.

There are other proceedings assessed by its legal counsel as being of remote risk with no sufficiently secure measured amounts, for which no provision was recorded considering that accounting practices adopted in Brazil do not require them to be entered in the accounting or to be disclosed.

16 Income and social contribution taxes

a. *Deferred*

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their carrying values.

In accordance with CVM Instruction 371, of June 27, 2002, the Company, based on its expectations of generating future taxable income, determined by a technical valuation approved by management, recognized tax credits on income tax loss carryforwards and the negative bases of social contribution tax. There is no statutory limitation period and they can be offset against a maximum of 30% of annual taxable income. The carrying value of the deferred tax assets is reviewed quarterly by the Company and its subsidiaries and the deriving adjustments have not been significant concerning the Management's forecast.

The origin of deferred income and social contribution taxes is presented below:

	Consolidated	
	2005	**2004**
Temporary differences		
Tax contingency	14,126	12,734
Labor contingency	1,062	995
Allowance for doubtful accounts	1,174	768
Remuneration profit sharing	1,809	-
Others	3,633	2,035
	21,804	16,532
Tax losses	21,090	28,323
Negative basis of social contribution	1,934	5,355
	44,828	50,210
Current assets	(12,475)	(10,120)
Noncurrent assets	32,353	40,090

Management understands that tax credits on temporary differences will be realized in accordance with the resolution of the contingencies, which is beyond the control of the Company and its subsidiaries.

Based on the projections for future taxable income, prepared in accordance with CVM Instructions No. 371, the Company and its subsidiaries expect to offset the tax credits in the next few years:

The projections of realization of consolidated deferred tax assets are as follows:

2006	12,475
2007	10,549
	23,024
Deferred credits on temporary differences	21,804
	44,828

The expected recoverability of the tax credits is based on the projections of future taxable income taking into consideration various business and financial assumptions at year-end.

The Company has tax loss carry-forwards in the amount of R$ 206,327 (2004 - R$ 201,275), negative basis for social contribution taxes in the amount of R$ 219,247 (2004 - 207,217), with no statutory limitation period, and temporary differences in the amount of R$ 11,603 (2004 - R$ 12,067).

Income tax losses and the negative basis for social contribution tax may be offset against a maximum of 30% of annual taxable income.

The Company has no income and social contribution tax assets since it is a holding company and generates no taxable income.

b. *Reconciliation with net income*

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expense charged to net income is presented below:

	Consolidated		Parent company	
	2005	2004	2005	2004
Net income before tax	120,215	73,566	72,131	74,426
Combined statutory rates - %	34	34	34	34
Income and social contribution taxes Calculated at the statutory rates	(40,873)	(25,012)	(24,525)	(25,305)
Equity interest in subsidiaries	-	-	29,413	29,092
Amortization of goodwill	-	(504)	-	(504)
Nondeductible expenses	(8)	(203)	(44)	(144)
Unrecognized tax assets on temporary differences	(1,692)	(730)	198	(133)
Exchange variation on foreign investments	(1,975)	(1,355)	-	-
Interest on shareholders' equity	-	-	(581)	(2,211)
Unrecognized tax assets on tax loss carry-forward	(5,841)	(3,779)	(4,461)	(795)
Recognition of tax assets on temporary differences and Offset of losses carry-forward	7,747	16,279	-	-
Income and social contribution tax expenses	(42,642)	(15,304)	-	-

17 Shareholders'equity (Parent company)

a. *Capital*

According to the General Extraordinary Meeting held on March 21, 2005, the grouping of the Company's shares, based on article 12 of Law 6404, as of December 15, 1976, assigning a new share, for each group of 50 shares was approved.

As a result of the aforementioned authorized grouping, article 5 and the heading of article 6 of the Company's by-laws now have the following wording:
"Article 5 - The capital is represented by 53,232,304 shares, of which 18,428,597 are common and 34,803,707 are preferred shares, with no nominal value."

"Article 6 - The Company is authorized to increase the capital, independently of statutory reform, up to the limit of more than 6,000,000 shares, of which 2,000,000 are common and 4,000,000 are preferred shares".

Within the authorized capital limits, issues will be made after deliberation by the Board of Directors, which will determine the number of shares issued subscription terms and conditions, as well as other forms and procedures for each issue.

b. Statutory reserve for investments and working capital

The purpose of this reserve is to ensure investments in permanent assets and resources for increasing working capital, including amortization of Company debts, as well as the capitalization and financing of subsidiary and associated companies. It is formed with an annual appropriation of a minimum of 10% up to a maximum of 58% of net income, and the maximum amount of this reserve together with the legal reserve cannot exceed capital.

c. Share rights

Each common registered share has the right to one vote at shareholders' meetings. Preferred shares are non-voting, but have priority in the return of their proportion of capital, without premium, in the event of liquidation of the Company.

Preferred shares have the right to participate in profit distributions 10% higher than the common shares as well as in capital increases arising from capitalization of reserves and retained earnings, under the same conditions as the common shares.

d. Dividends

Net income for the year calculated in accordance with the Art. 191 of Law 6404/76 is appropriated as follows: (i) 5% to the legal reserve which may not exceed 20% of capital, (ii) 37% for distribution as the obligatory dividend and (iii) the remaining amount, which was not appropriated to the statutory reserve for investments and working capital or retained as prescribed in the capital budget approved at shareholders' meeting is to be distributed as a supplementary dividend to shareholders.

e. Earnings per share

As a result of the grouping of shares approved in the Extraordinary General Meeting held on March 21, 2005, the adjusted income per share is R$ 0.955 (R$ 19.096 in 2004 considering the 2,661,615 shares existing at December 31, 2004).

f. Destination of net income

The proposed dividend recorded in the financial statements, which is pending approval at the next shareholders' meeting, is presented as follows:

	2005
Net income for the year	72,131
Legal reserve (5%)	(3,607)
Proposed dividend - (39.42 %)	(28,433)
Common shares (R$ 0,501355109 per share)	9,239
Preferred shares (R$ 0,551490620 per share)	19,194
Statutory reserve and working capital (55.58%)	(40,091)

18 Non-operating result

	Consolidated		Parent company	
	2005	2004	2005	2004
Losses from discontinuing business	(8,721)	(8,036)	(2,841)	(9,540)
Effect of corporate restructuring	-	(4,354)	-	275
Redemption of quotas in subsidiary	(11,434)	(6,390)	-	-
Others	(117)	(1,790)	(59)	(385)
	(20,272)	(20,570)	(2,900)	(9,650)

The amount of R$ 11,434 (R$ 6,390 in 2004) recorded in the consolidated statements refers to the redemption of quotas of the subsidiary Maxion Sistemas Automotivos Ltda. (new corporate name of Maxion Componentes Automotivos S.A.) as determined in the articles of association of the subsidiary. The subsidiary has the option of continuing to redeem the balance of 70,017 quotas each month until May 2007 at the unit value of R$ 202.37 corrected by the General Price Index (IGP-M) since December 2003 until the date of each redemption.

19 Financial instruments

The Company and its subsidiaries, through a conservative policy, manage their exchange exposure by obtaining U.S. dollar indexed assets and swap contracts for amounts equivalent to its liabilities indexed to the U.S. dollar, represented, at December 31, 2005 and 2004, mainly by advances on exchange contract operations and accounts payable to foreign suppliers.

Credits and debits with related parties refer, substantially, to regular intercompany commercial operations, unrelated to financings obtained in the market.

The balance of the other financial instrument assets and liabilities reflected in the December 31, 2005 financial statements was determined in accordance with the criteria and accounting practices disclosed in specific notes. Most of these instruments are short term and their book values approximate their market values.

20 Supplementary pension plan

Since August 1, 2004, the subsidiary Maxion Sistemas Automotivos Ltda. has been participating in Bradesco Previdência e Seguros S.A. - Sociedade de Previdência Privada, which offers complementary retirement, gratuity and sickness allowance plans. The retirement plan is a defined contribution plan, which uses the financial capitalization regime for the actuarial calculation of the reserves. At December 31, 2005, there were 3,172 employees (3,074 employees at December 31, 2004) participating in this plan. The Company made total contributions in the amount of R$ 1,069 (R$ 403 at December 31, 2004).

21 Insurance coverage

The Company has insurance policies taken out with the main insurance companies in Brazil.

11.01 – NOTES TO THE FINANCIAL STATEMENTS

which were determined in accordance with the orientation of experts, and take into consideration the nature and the level of risk involved. The main insurance coverage is as follows:

	Risk covered	2005	2004
Inventories and warehouse	Fire and theft	46,875	33,701
Buildings and contents (own)	Fire	193,690	172,140
Buildings and contents (third parties)	Fire	-	1,400
Vehicles	Collision, civil liability	3,100	2,797
Civil liability		21,500	37,565
Transportation of materials	Robbery and burglary	1,225	5,523
Other		3,987	2,407
		270,377	255,533

11.01 – NOTES TO THE FINANCIAL STATEMENT

Board of Directors

Dan Ioschpe
President

Armando Ulbricht Júnior
Director

Marcos Luchese
Director

Oscar A. F. Becker
Investor Relations Director

Roque Bitdinger
Accountant
CRC: 1RS022968/O-1 'S' SP

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

External Disclosure
December 31, 2005 Brazilian Corporate Law

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

TABLE OF CONTENTS

2005 Annual Report;

Report of trades in company securities, on the CVM consolidated and individual forms, during the period of November 2005 to July 2006;

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	(x) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	304	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Geração Futuro C.V. S.A.	Compra	14	1	16,98	16,98
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	309	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	( ) Conselho de Administração	(x) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	( ) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	(x) Controlador

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.120	62,56%	40,90%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Compra	11	215.423	4,3767	942.856,28
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Compra	11	53.855	4,3767	235.710,79
Ações	Ordinárias	Balcão	Compra	11	332.926	4,3767	1.457.139,53
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	215.423	4,3767	942.856,28
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	332.926	4,3767	1.457.139,53
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	53.855	4,3767	235.710,79
Ações	Preferenciais	Balcão	Venda	14	7	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.116	62,56%	40,90%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Armando Ulbricht Jr. | CPF/CNPJ: 714957388-68
Qualificação: Diretoria

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Dan Ioschpe | CPF/CNPJ: 439240690-34
Qualificação: Controlador / Diretoria

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	210.309	1,14%	0,40%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Daniel Ioschpe — CPF/CNPJ: 000580680-15

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	254.570	1,38%	0,48%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	310.873	1,69%	0,58%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Degus Participações Ltda. — CPF/CNPJ: 31063985/0001-28

Qualificação: Controlador / Conselho de Administração
Daniel Ioschpe detém 70,00% da Degus Participações Ltda.
Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	221.372	1,20%	0,42%
Ações	Preferenciais	11.884	0,03%	0,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	215.423	4,3767	942.856,28

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Evelyn Noemi Berg Ioschpe — CPF/CNPJ: 056683950-49

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	254.569	1,38%	0,48%
Ações	Preferenciais	116.375	0,33%	0,22%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	310.872	1,69%	0,58%
Ações	Preferenciais	116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: IBI Participações e Negócios Ltda. — CPF/CNPJ: 092198035/0001-03

Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	367.470	1,99%	0,69%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	695.500	3,77%	1,31%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				427.012	2,32%	0,80%
Ações	Preferenciais				332	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	53.855	4,3767	235.710,79
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				480.867	2,61%	0,90%
Ações	Preferenciais				332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Infipar Participações Ltda.					CPF/CNPJ: 087292264/0001-44		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda. Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	332.926	4,3767	1.457.139,53
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				706.377	3,83%	1,33%
Ações	Preferenciais				84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Inova Investimentos S.A.						CPF/CNPJ: 003541634/0001-40		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A. Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Ordinárias				41.000	0,22%	0,08%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociações								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Ordinárias				41.000	0,22%	0,08%	

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: João Carlos Silvério						CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Preferenciais				300	0,00%	0,00%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Preferenciais				300	0,00%	0,00%	

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: ISI Participações Ltda.						CPF/CNPJ: 090575502/0001-02	
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				747.717	4,06%	1,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710.88
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.075.747	5,84%	2,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04	
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Marcos Luchese					CPF/CNPJ: 439.952.680-72			
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				420	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				420	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Caio Marcio de Ávila Martins Pinhão					CPF/CNPJ: 595.247.587-68			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Clayton Crystallino da Rocha					CPF/CNPJ: 316.747.987-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais			1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais			1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Haroldo Fialho Prates					CPF/CNPJ: 665.321.837-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais			1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais			1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: José Wellington Marques Araujo — CPF/CNPJ: 334.699.897-53
Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: BNDES Participações S.A. — CPF/CNPJ: 00.383.281/0001-09
Qualificação: Controlador

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundação Iochpe		CPF/CNPJ: 93.121.290/0003-55		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Não houve negociação							

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
Saldo Final				
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundo de Participação Social		CPF/CNPJ: 33.657.248/0001-89		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Não houve negociação							

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
Saldo Final				
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** — CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	10.593.379	57,48%	19,90%
Ações	Preferenciais	7	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	11	215.423	4,3767	942.856,28
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	332.926	4,3767	1.457.139,53
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	53.855	4,3767	235.710,79
Ações	Preferenciais	Balcão	Venda	14	7	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik — CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.		
Nome: Gustavo Berg Ioschpe	CPF/CNPJ: 920.901.680-72	
Qualificação: Conselho de Administração		

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Geração Futuro C.V. S.A.	Compra	14	1	16,98	16,98

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.		
Nome: Iboty B. Ioschpe	CPF/CNPJ: 000.922.820-91	
Qualificação: Controlador / Conselho de Administração		

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Mauro L. Iochpe						CPF/CNPJ: 154.727.520-00		
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				0	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Ações	Preferenciais	Balcão	Compra	14	1	--	--	
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Leandro Kolodny						CPF/CNPJ: 000.754.180-53		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				0	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Ações	Preferenciais	Balcão	Compra	14	1	--	--	
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Nildemar Secches | CPF/CNPJ: 589.461.528-34
Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Salomão Ioschpe | CPF/CNPJ: 400.517.220-20
Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Moacir Kwitko					CPF/CNPJ: 079.726.950-91		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	309	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	309	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(x) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**(x) Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.116	62,56%	40,90%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.116	62,56%	40,90%

Envio de arquivo para CVM e BOVESPA

O arquivo foi transmitido com sucesso.

Número do protocolo:	77545
Razão Social:	IOCHPE MAXION S.A.
Nome do Responsável:	Alberto Arbex Filho
E-mail:	alberto@iochpe.com.br
DDD:	11
Telefone:	55083811
Tipo de apresentação:	Apresentação
Tipo de arquivo:	Valores Mobiliários negociados e detidos (art. 11 da Instr. CVM nº 358) Posição Consolidada
Data do Documento:	12/2005
Data de envio:	10/01/2006 16:40:30
Nome do arquivo:	FORMULÁRIO CONSOLIDADO Dezembro 2005.doc

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome:Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Controlador / Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Daniel Ioschpe | CPF/CNPJ: 000580680-15

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	310.873	1,69%	0,58%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	310.873	1,69%	0,58%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Degus Participações Ltda. | CPF/CNPJ: 31063985/0001-28

Qualificação: Controlador / Conselho de Administração

Daniel Ioschpe detém 70,00% da Degus Participações Ltda.

Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				310.872	1,69%	0,58%
Ações	Preferenciais				116.375	0,33%	0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				310.872	1,69%	0,58%
Ações	Preferenciais				116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: IBI Participações e Negócios Ltda.					CPF/CNPJ: 092198035/0001-03		
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				695.500	3,77%	1,31%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				695.500	3,77%	1,31%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Ivoncy Brochmann Ioschpe | CPF/CNPJ: 000922900-00

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Infipar Participações Ltda. | CPF/CNPJ: 087292264/0001-44

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Inova Investimentos S.A.</td><td colspan="2">CPF/CNPJ: 003541634/0001-40</td></tr>
<tr><td colspan="8">Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.
Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>41.000</td><td>0,22%</td><td>0,08%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociações</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>41.000</td><td>0,22%</td><td>0,08%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: João Carlos Silvério</td><td colspan="2">CPF/CNPJ: 001368750-68</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>300</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>300</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: ISI Participações Ltda.						CPF/CNPJ: 090575502/0001-02		
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				1.075.747	5,84%		2,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				1.075.747	5,84%		2,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				40	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				40	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Marcos Luchese			CPF/CNPJ: 439.952.680-72	
Qualificação: Diretor Executivo				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Caio Marcio de Ávila Martins Pinhão			CPF/CNPJ: 595.247.587-68	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Clayton Crystallino da Rocha	CPF/CNPJ: 316.747.987-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Haroldo Fialho Prates	CPF/CNPJ: 665.321.837-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: José Wellington Marques Araujo		CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: BNDES Participações S.A.		CPF/CNPJ: 00.383.281/0001-09		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo .11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundação Iochpe			CPF/CNPJ: 93.121.290/0003-55	
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Dezembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo .11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundo de Participação Social			CPF/CNPJ: 33.657.248/0001-89	
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** | CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik | CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Gustavo Berg Ioschpe	CPF/CNPJ: 920.901.680-72
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Iboty B. Ioschpe	CPF/CNPJ: 000.922.820-91
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Mauro L. Iochpe	CPF/CNPJ: 154.727.520-00
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Leandro Kolodny	CPF/CNPJ: 000.754.180-53
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Nildemar Secches			CPF/CNPJ: 589.461.528-34	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Salomão Ioschpe			CPF/CNPJ: 400.517.220-20	
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Dezembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Moacir Kwitko</td><td colspan="2">CPF/CNPJ: 079.726.950-91</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
</table>

Envio de arquivo para CVM e BOVESPA

O arquivo foi transmitido com sucesso.

Número do protocolo:	77543
Razão Social:	IOCHPE MAXION S.A.
Nome do Responsável:	Alberto Arbex Filho
E-mail:	alberto@iochpe.com.br
DDD:	11
Telefone:	55083811
Tipo de apresentação:	Apresentação
Tipo de arquivo:	Valores Mobiliários negociados e detidos (art. 11 da Instr. CVM nº 358) Posição Individual
Data do Documento:	12/2005
Data de envio:	10/01/2006 16:38:59
Nome do arquivo:	FORMULÁRIO INDIVIDUAL Dezembro 2005.doc

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				309	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				309	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**(x) Controlador**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				21.773.116	62,56%	40,90%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				21.773.116	62,56%	40,90%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Armando Ulbricht Jr.	CPF/CNPJ: 714957388-68
Qualificação: Diretoria	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Dan Ioschpe	CPF/CNPJ: 439240690-34
Qualificação: Controlador / Diretoria	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	210.309	1,14%	0,40%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Daniel Ioschpe			CPF/CNPJ: 000580680-15	
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	310.873	1,69%	0,58%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	310.873	1,69%	0,58%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Degus Participações Ltda.			CPF/CNPJ: 31063985/0001-28	
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				310.872	1,69%	0,58%
Ações	Preferenciais				116.375	0,33%	0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				310.872	1,69%	0,58%
Ações	Preferenciais				116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: IBI Participações e Negócios Ltda.					CPF/CNPJ: 092198035/0001-03		
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				695.500	3,77%	1,31%
***Movimentações no Mês* – *discriminar* cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)**							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				695.500	3,77%	1,31%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Ivoncy Brochmann Ioschpe | CPF/CNPJ: 000922900-00

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Infipar Participações Ltda. | CPF/CNPJ: 087292264/0001-44

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Inova Investimentos S.A.		CPF/CNPJ: 003541634/0001-40		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A. Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: João Carlos Silvério		CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: ISI Participações Ltda.						CPF/CNPJ: 090575502/0001-02		
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				1.075.747	5,84%		2,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				1.075.747	5,84%		2,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				40	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				40	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Marcos Luchese	CPF/CNPJ: 439.952.680-72
Qualificação: Diretor Executivo	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês *(dia, quantidade, preço e volume)*

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Caio Marcio de Ávila Martins Pinhão	CPF/CNPJ: 595.247.587-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês *(dia, quantidade, preço e volume)*

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Clayton Crystallino da Rocha		CPF/CNPJ: 316.747.987-68		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Haroldo Fialho Prates		CPF/CNPJ: 665.321.837-68		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: José Wellington Marques Araujo					CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: BNDES Participações S.A.					CPF/CNPJ: 00.383.281/0001-09		
Qualificação: Controlador							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				3.582.754	19,44%	6,73%
Ações	Preferenciais				18.082.705	51,96%	33,97%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				3.582.754	19,44%	6,73%
Ações	Preferenciais				18.082.705	51,96%	33,97%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** — CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik — CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Moacir Kwitko			CPF/CNPJ: 079.726.950-91	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Nildemar Secches		CPF/CNPJ: 589.461.528-34		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Salomão Ioschpe		CPF/CNPJ: 400.517.220-20		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 154.727.520-00		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Leandro Kolodny					CPF/CNPJ: 000.754.180-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Gustavo Berg Ioschpe						CPF/CNPJ: 920.901.680-72		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Iboty B. Ioschpe						CPF/CNPJ: 000.922.820-91		
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundação Iochpe		CPF/CNPJ: 93.121.290/0003-55		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Janeiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundo de Participação Social		CPF/CNPJ: 33.657.248/0001-89		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	(x) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	309	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	309	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	( ) Conselho de Administração	(x) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	( ) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	(x) Controlador

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.116	62,56%	40,90%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Venda	01	8.469.928	19,25	163.046.114,00
Ações	Preferenciais	Balcão	Venda	01	3.561.469	19,25	68.558.278,25

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome:Armando Ulbricht Jr.	CPF/CNPJ: 714957388-68
Qualificação: Diretoria	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Dan Ioschpe	CPF/CNPJ: 439240690-34
Qualificação: Controlador / Diretoria	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	210.309	1,14%	0,40%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				310.873	1,69%	0,58%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				310.873	1,69%	0,58%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Degus Participações Ltda.					CPF/CNPJ: 31063985/0001-28		
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				436.795	2,37%	0,82%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				436.795	2,37%	0,82%
Ações	Preferenciais				11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Evelyn Noemi Berg Ioschpe						CPF/CNPJ: 056683950-49		
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				310.872	1,69%		0,58%
Ações	Preferenciais				116.375	0,33%		0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade		Preço	Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				310.872	1,69%		0,58%
Ações	Preferenciais				116.375	0,33%		0,22%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: IBI Participações e Negócios Ltda.						CPF/CNPJ: 092198035/0001-03		
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				695.500	3,77%		1,31%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade		Preço	Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				695.500	3,77%		1,31%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Ivoncy Brochmann Ioschpe | CPF/CNPJ: 000922900-00

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Infipar Participações Ltda. | CPF/CNPJ: 087292264/0001-44

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Inova Investimentos S.A. — CPF/CNPJ: 003541634/0001-40

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.
Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: João Carlos Silvério — CPF/CNPJ: 001368750-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: ISI Participações Ltda.		CPF/CNPJ: 090575502/0001-02		
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.075.747	5,84%	2,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.075.747	5,84%	2,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Oscar Antônio Fontoura Becker		CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	40	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Marcos Luchese						CPF/CNPJ: 439.952.680-72		
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				420	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				420	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Caio Marcio de Ávila Martins Pinhão						CPF/CNPJ: 595.247.587-68		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Clayton Crystallino da Rocha	CPF/CNPJ: 316.747.987-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Haroldo Fialho Prates	CPF/CNPJ: 665.321.837-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: José Wellington Marques Araujo		CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: BNDES Participações S.A.		CPF/CNPJ: 00.383.281/0001-09		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Venda	01	8.469.928	19,25	163.046.114,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	9.612.777	27,62%	18,06%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundação Iochpe		CPF/CNPJ: 93.121.290/0003-55		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundo de Participação Social		CPF/CNPJ: 33.657.248/0001-89		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Venda	01	3.561.469	19,25	68.558.278,25

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	--	0%	0%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** — CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik — CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Gustavo Berg Ioschpe	CPF/CNPJ: 920.901.680-72
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Iboty B. Ioschpe	CPF/CNPJ: 000.922.820-91
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Mauro L. Iochpe	CPF/CNPJ: 154.727.520-00
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Leandro Kolodny	CPF/CNPJ: 000.754.180-53
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Nildemar Secches | CPF/CNPJ: 589.461.528-34

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Salomão Ioschpe | CPF/CNPJ: 400.517.220-20

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Fevereiro de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Moacir Kwitko | CPF/CNPJ: 079.726.950-91

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	(x) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	309	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	306	0,00%	0,00%

Obs.: A diferença entre o saldo inicial e o saldo final de 3 ações preferenciais refere às posições acionárias de 3 membros do Conselho de Administração que não foram reeleitos na AGO de 22/03/06.

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	( ) Conselho de Administração	(x) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	( ) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	(x) Controlador

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Armando Ulbricht Jr. | CPF/CNPJ: 714957388-68

Qualificação: Diretoria

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Dan Ioschpe | CPF/CNPJ: 439240690-34

Qualificação: Controlador / Diretoria

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	210.309	1,14%	0,40%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Daniel Ioschpe — CPF/CNPJ: 000580680-15

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	310.873	1,69%	0,58%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	310.873	1,69%	0,58%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Degus Participações Ltda. — CPF/CNPJ: 31063985/0001-28

Qualificação: Controlador / Conselho de Administração
Daniel Ioschpe detém 70,00% da Degus Participações Ltda.
Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Evelyn Noemi Berg Ioschpe | CPF/CNPJ: 056683950-49

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	310.872	1,69%	0,58%
Ações	Preferenciais	116.375	0,33%	0,22%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	310.872	1,69%	0,58%
Ações	Preferenciais	116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: IBI Participações e Negócios Ltda. | CPF/CNPJ: 092198035/0001-03

Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	695.500	3,77%	1,31%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	695.500	3,77%	1,31%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00			
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				480.867	2,61%		0,90%
Ações	Preferenciais				332	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				480.867	2,61%		0,90%
Ações	Preferenciais				332	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Infipar Participações Ltda.					CPF/CNPJ: 087292264/0001-44			
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda. Dan Ioschpe detém 0,05% da Infipar Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				706.377	3,83%		1,33%
Ações	Preferenciais				84	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				706.377	3,83%		1,33%
Ações	Preferenciais				84	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Inova Investimentos S.A.						CPF/CNPJ: 003541634/0001-40		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A. Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação: Mesma Espécie/ Classe		% de participação: Total
Ações	Ordinárias				41.000	0,22%		0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociações								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação: Mesma Espécie/ Classe		% de participação: Total
Ações	Ordinárias				41.000	0,22%		0,08%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: João Carlos Silveiro						CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação: Mesma Espécie/ Classe		% de participação: Total
Ações	Preferenciais				300	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação: Mesma Espécie/ Classe		% de participação: Total
Ações	Preferenciais				300	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: ISI Participações Ltda.					CPF/CNPJ: 090575502/0001-02			
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Ordinárias				1.075.747	5,84%	2,02%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Ordinárias				1.075.747	5,84%	2,02%	

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04			
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Preferenciais				40	0,00%	0,00%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe	Total	
Ações	Preferenciais				40	0,00%	0,00%	

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Marcos Luchese			CPF/CNPJ: 439.952.680-72	
Qualificação: Diretor Executivo				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (RS) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 dda nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Caio Marcio de Ávila Martins Pinhão			CPF/CNPJ: 595.247.587-68	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: José Wellington Marques Araujo					CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: BNDES Participações S.A.					CPF/CNPJ: 00.383.281/0001-09		
Qualificação: Controlador							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				3.582.754	19,44%	6,73%
Ações	Preferenciais				9.612.777	27,62%	18,06%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				3.582.754	19,44%	6,73%
Ações	Preferenciais				9.612.777	27,62%	18,06%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Fundação Iochpe	CPF/CNPJ: 93.121.290/0003-55
Qualificação: Controlador	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Fundo de Participação Social	CPF/CNPJ: 33.657.248/0001-89
Qualificação: Controlador	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	--	0%	0%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	--	0%	0%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** — CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik — CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Gustavo Berg Ioschpe			CPF/CNPJ: 920.901.680-72	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Iboty B. Ioschpe			CPF/CNPJ: 000.922.820-91	
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Mauro L. Iochpe		CPF/CNPJ: 154.727.520-00		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Leandro Kolodny		CPF/CNPJ: 000.754.180-53		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Nildemar Secches		CPF/CNPJ: 589.461.528-34		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Março de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Salomão Ioschpe		CPF/CNPJ: 400.517.220-20		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				306	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Geração Futuro C.V. S.A.	Compra	26	1	18,45	18,45
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				307	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**(x) Controlador**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				9.741.719	28,00%	18,30%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				9.741.719	28,00%	18,30%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Controlador / Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Daniel Ioschpe</td><td colspan="3">CPF/CNPJ: 000580680-15</td></tr>
<tr><td colspan="9">Qualificação: Controlador / Conselho de Administração</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>310.873</td><td>1,69%</td><td colspan="2">0,58%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>310.873</td><td>1,69%</td><td colspan="2">0,58%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Degus Participações Ltda.</td><td colspan="3">CPF/CNPJ: 31063985/0001-28</td></tr>
<tr><td colspan="9">Qualificação: Controlador / Conselho de Administração
Daniel Ioschpe detém 70,00% da Degus Participações Ltda.
Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>436.795</td><td>2,37%</td><td colspan="2">0,82%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>11.884</td><td>0,03%</td><td colspan="2">0,02%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>436.795</td><td>2,37%</td><td colspan="2">0,82%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>11.884</td><td>0,03%</td><td colspan="2">0,02%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				310.872	1,69%	0,58%
Ações	Preferenciais				116.375	0,33%	0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				310.872	1,69%	0,58%
Ações	Preferenciais				116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: IBI Participações e Negócios Ltda.					CPF/CNPJ: 092198035/0001-03		
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				695.500	3,77%	1,31%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				695.500	3,77%	1,31%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Ivoncy Brochmann Ioschpe | CPF/CNPJ: 000922900-00

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Infipar Participações Ltda. | CPF/CNPJ: 087292264/0001-44

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Inova Investimentos S.A.	CPF/CNPJ: 003541634/0001-40
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A. Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: João Carlos Silveiro	CPF/CNPJ: 001368750-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: ISI Participações Ltda.	CPF/CNPJ: 090575502/0001-02
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.075.747	5,84%	2,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.075.747	5,84%	2,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Oscar Antônio Fontoura Becker	CPF/CNPJ: 113713660-04
Qualificação: Diretor Executivo	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	40	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Marcos Luchese	CPF/CNPJ: 439.952.680-72
Qualificação: Diretor Executivo	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 dda nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Caio Marcio de Avila Martins Pinhão	CPF/CNPJ: 595.247.587-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: José Wellington Marques Araujo			CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração					
Saldo Inicial					
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação		
			Mesma Espécie/ Classe	Total	
Ações	Preferenciais	1	0,00%	0,00%	

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: BNDES Participações S.A.			CPF/CNPJ: 00.383.281/0001-09	
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	9.612.777	27,62%	18,06%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	9.612.777	27,62%	18,06%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Fundação Iochpe					CPF/CNPJ: 93.121.290/0003-55		
Qualificação: Controlador							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				253.418	1,38%	0,48%
Ações	Preferenciais				264	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				253.418	1,38%	0,48%
Ações	Preferenciais				264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Fundo de Participação Social					CPF/CNPJ: 33.657.248/0001-89		
Qualificação: Controlador							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				429.296	2,33%	0,81%
Ações	Preferenciais				--	0%	0%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				429.296	2,33%	0,81%
Ações	Preferenciais				--	0%	0%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** — CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik — CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Gustavo Berg Ioschpe		CPF/CNPJ: 920.901.680-72		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Iboty B. Ioschpe		CPF/CNPJ: 000.922.820-91		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="5">Nome: Mauro L. Iochpe</td><td colspan="3">CPF/CNPJ: 154.727.520-00</td></tr>
<tr><td colspan="8">Qualificação: Controlador / Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="5">Nome: Leandro Kolodny</td><td colspan="3">CPF/CNPJ: 000.754.180-53</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Nildemar Secches		CPF/CNPJ: 589.461.528-34		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Salomão Ioschpe		CPF/CNPJ: 400.517.220-20		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Abril de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Marcelo André Lajchter					CPF/CNPJ: 005.622.617-96			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				0	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Ações	Preferenciais	Geração Futuro C.V. S.A.	Compra	26	1	18,45	18,45	
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

IOCHPE-MAXION S.A.
VALORES MOBILIÁRIOS DETIDOS
Instrução CVM nº 358 - Art. 11 - Parágrafos 2º e 3º

Na Assembléia Geral Ordinária e Extraordinária realizada em 23/03/2006, foram eleitas as seguintes pessoas, que na mesma data foram investidas nos seguintes cargos:

- Jorge Eduardo Martins Moraes - membro efetivo do Conselho de Administração;
- Cláudia Ioschpe - membro suplente do Conselho de Administração;
- Leonardo Brazão de Andrade - membro suplente do Conselho de Administração;
- Marcelo André Lajchter - membro suplente do Conselho de Administração;
- Eduardo de Almeida Santos - membro efetivo do Conselho Fiscal;
- Isabel S. Ramos Kemmelmeier - membro suplente do Conselho Fiscal.

Segue abaixo a discriminação dos valores mobiliários e derivativos detidos:

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: Jorge Eduardo Martins Moraes				**CPF/CNPJ**: 550.770.307-82	
Qualificação: Conselho de Administração					
Valor Mobiliário/ Derivativo	Características dos Títulos	Operação (Forma)	Data	Quantidade	Preço por unidade
Não detém valores mobiliários de emissão da Companhia					

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: Cláudia Ioschpe				**CPF/CNPJ**: 938.905.590-34	
Qualificação: Conselho de Administração					
Valor Mobiliário/ Derivativo	Características dos Títulos	Operação (Forma)	Data	Quantidade	Preço por unidade
Não detém valores mobiliários de emissão da Companhia					

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: Leonardo Brazão de Andrade				**CPF/CNPJ**: 045.287.837-38	
Qualificação: Conselho de Administração					
Valor Mobiliário/ Derivativo	Características dos Títulos	Operação (Forma)	Data	Quantidade	Preço por unidade
Não detém valores mobiliários de emissão da Companhia					

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: Marcelo André Lajchter				**CPF/CNPJ**: 005.622.617-96	
Qualificação: Conselho de Administração					
Valor Mobiliário/ Derivativo	Características dos Títulos	Operação (Forma)	Data	Quantidade	Preço por unidade
Não detém valores mobiliários de emissão da Companhia					

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: Eduardo de Almeida Santos				**CPF/CNPJ**: 080.277.007-01	
Qualificação: Conselho Fiscal					
Valor Mobiliário/ Derivativo	Características dos Títulos	Operação (Forma)	Data	Quantidade	Preço por unidade
Não detém valores mobiliários de emissão da Companhia					

Denominação da Companhia: Iochpe-Maxion S.A.					
Nome: Isabel S. Ramos Kemmelmeier				**CPF/CNPJ**: 016.751.727-90	
Qualificação: Conselho Fiscal					
Valor Mobiliário/ Derivativo	Características dos Títulos	Operação (Forma)	Data	Quantidade	Preço por unidade
Não detém valores mobiliários de emissão da Companhia					

São Paulo, 06 de Abril de 2006

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	(x) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	307	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	15	1	0	0,00
Ações	Preferenciais	Balcão	Compra	15	1	0	0,00
Ações	Preferenciais	Balcão	Compra	29	1	0	0,00

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	310	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	( ) Conselho de Administração	(x) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.

Grupo e Pessoas Ligadas	( ) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	(x) Controlador

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	190.172	4,3194	821.426,75
Ações	Ordinárias	Balcão	Compra	21	727.616	4,3194	3.142.856,18
Ações	Ordinárias	Balcão	Compra	21	190.172	4,3194	821.426,75
Ações	Ordinárias	Balcão	Compra	21	1.107.961	4,3194	4.785.714,00
Ações	Ordinárias	Balcão	Compra	21	181.904	4,3194	785.714,05
Ações	Ordinárias	Balcão	Compra	21	1.124.497	4,3194	4.857.139,41
Ações	Ordinárias	Balcão	Compra	21	1.107.961	4,3194	4.785.714
Ações	Ordinárias	Balcão	Venda	21	190.172	4,3194	821.426,75
Ações	Ordinárias	Balcão	Venda	21	727.616	4,3194	3.142.856,18
Ações	Ordinárias	Balcão	Venda	21	190.172	4,3194	821.426,75
Ações	Ordinárias	Balcão	Venda	21	1.107.961	4,3194	4.785.714,00
Ações	Ordinárias	Balcão	Venda	21	1.107.961	4,3194	4.785.714,00
Ações	Ordinárias	Balcão	Venda	21	181.904	4,3194	785.714,05
Ações	Ordinárias	Balcão	Venda	21	1.124.497	4,3194	4.857.139,41
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome:Armando Ulbricht Jr.</td><td colspan="3">CPF/CNPJ: 714957388-68</td></tr>
<tr><td colspan="9">Qualificação: Diretoria</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>4.360</td><td>0,01%</td><td colspan="2">0,01%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td colspan="2">Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>4.360</td><td>0,01%</td><td colspan="2">0,01%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Dan Ioschpe</td><td colspan="3">CPF/CNPJ: 439240690-34</td></tr>
<tr><td colspan="9">Qualificação: Controlador / Diretoria</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>210.309</td><td>1,14%</td><td colspan="2">0,40%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td colspan="2">Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>210.309</td><td>1,14%</td><td colspan="2">0,40%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Daniel Ioschpe | CPF/CNPJ: 000580680-15

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	310.873	1,69%	0,58%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	190.172	4,3194	821.426,75

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	501.045	2,75%	0,94%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Degus Participações Ltda. | CPF/CNPJ: 31063985/0001-28

Qualificação: Controlador / Conselho de Administração
Daniel Ioschpe detém 70,00% da Degus Participações Ltda.
Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	436.795	2,37%	0,82%
Ações	Preferenciais	11.884	0,03%	0,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	727.616	4,3194	3.142.856,18

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	1.164.411	6,32%	2,19%
Ações	Preferenciais	11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Evelyn Noemi Berg Ioschpe | CPF/CNPJ: 056683950-49
Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	310.872	1,69%	0,58%
Ações	Preferenciais	116.375	0,33%	0,22%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	190.172	4,3194	821.426,75

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	501.044	2,72%	0,94%
Ações	Preferenciais	116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: IBI Participações e Negócios Ltda. | CPF/CNPJ: 092198035/0001-03
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	695.500	3,77%	1,31%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	1.107.961	4,3194	4.785.714,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	1.803.461	9,79%	3,39%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Ivoncy Brochmann Ioschpe | CPF/CNPJ: 000922900-00

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	480.867	2,61%	0,90%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	181.904	4,3194	785.714,05

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	662.771	3,60%	1,25%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Infipar Participações Ltda. | CPF/CNPJ: 087292264/0001-44

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.
Salomão Ioschpe detém 0,05% da Infipar Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	706.377	3,83%	1,33%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	1.124.497	4,3194	4.857.139,41

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	1.830.874	9,93%	3,44%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Inova Investimentos S.A. | CPF/CNPJ: 003541634/0001-40

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 94,80% da Inova Investimentos S.A.
Dan Ioschpe detém, direta ou indiretamente, 5,20% da Inova Investimentos S.A.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	41.000	0,22%	0,08%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	41.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: João Carlos Silveiro | CPF/CNPJ: 001368750-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: ISI Participações Ltda. | CPF/CNPJ: 090575502/0001-02

Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,26% da ISI Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	1.075.747	5,84%	2,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	21	1.107.961	4,3194	4.785.714

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Ordinárias	2.183.708	11,85%	4,10%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Oscar Antônio Fontoura Becker | CPF/CNPJ: 113713660-04

Qualificação: Diretor Executivo

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Preferenciais	40	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação: Mesma Espécie/ Classe	% de participação: Total
Ações	Preferenciais	40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Marcos Luchese			CPF/CNPJ: 439.952.680-72	
Qualificação: Diretor Executivo				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 dda nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Caio Marcio de Ávila Martins Pinhão			CPF/CNPJ: 595.247.587-68	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

:Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: José Wellington Marques Araujo					CPF/CNPJ: 334.699.897-53			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

:Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: BNDES Participações S.A.					CPF/CNPJ: 00.383.281/0001-09			
Qualificação: Controlador								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Ordinárias				3.582.754	19,44%		6,73%
Ações	Preferenciais				9.612.777	27,62%		18,06%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Ordinárias				3.582.754	19,44%		6,73%
Ações	Preferenciais				9.612.777	27,62%		18,06%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Fundação Iochpe					CPF/CNPJ: 93.121.290/0003-55			
Qualificação: Controlador								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				253.418	1,38%		0,48%
Ações	Preferenciais				264	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				253.418	1,38%		0,48%
Ações	Preferenciais				264	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Fundo de Participação Social					CPF/CNPJ: 33.657.248/0001-89			
Qualificação: Controlador								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				429.296	2,33%		0,81%
Ações	Preferenciais				--	0%		0%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				429.296	2,33%		0,81%
Ações	Preferenciais				--	0%		0%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** — CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	9.222.509	50,04%	17,33%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	21	190.172	4,3194	821.426,75
Ações	Ordinárias	Balcão	Venda	21	727.616	4,3194	3.142.856,18
Ações	Ordinárias	Balcão	Venda	21	190.172	4,3194	821.426,75
Ações	Ordinárias	Balcão	Venda	21	1.107.961	4,3194	4.785.714,00
Ações	Ordinárias	Balcão	Venda	21	1.107.961	4,3194	4.785.714,00
Ações	Ordinárias	Balcão	Venda	21	181.904	4,3194	785.714,05
Ações	Ordinárias	Balcão	Venda	21	1.124.497	4,3194	4.857.139,41

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	4.592.226	24,92%	8,63%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik — CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Gustavo Berg Ioschpe	CPF/CNPJ: 920.901.680-72
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Iboty B. Ioschpe	CPF/CNPJ: 000.922.820-91
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 154.727.520-00		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês *(dia, quantidade, preço e volume)*							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Leandro Kolodny					CPF/CNPJ: 000.754.180-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês *(dia, quantidade, preço e volume)*							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.			
Nome: Nildemar Secches		CPF/CNPJ: 589.461.528-34	
Qualificação: Conselho de Administração			

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.			
Nome: Salomão Ioschpe		CPF/CNPJ: 400.517.220-20	
Qualificação: Controlador / Conselho de Administração			

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Marcelo André Lajchter		CPF/CNPJ: 005.622.617-96		
Qualificação: Conselho de Administração				

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Cláudia S. Ioschpe		CPF/CNPJ: 938.905.590-34		
Qualificação: Conselho de Administração				

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	29	1	0	0,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Jorge Eduardo Martins Moraes | CPF/CNPJ: 550.770.307-82

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	15	1	0	0,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Maio de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Leonardo Brazão de Andrade | CPF/CNPJ: 45.287.837-38

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	15	1	0	0,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**	**( ) Conselho Fiscal**		**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				310	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				310	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**	**( ) Conselho Fiscal**		**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**	**( ) Conselho Fiscal**		**(x) Controlador**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				9.741.719	28,00%	18,30%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				17.756.317	96,35%	33,36%
Ações	Preferenciais				9.741.719	28,00%	18,30%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Armando Ulbricht Jr.	CPF/CNPJ: 714957388-68
Qualificação: Diretoria	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Dan Ioschpe	CPF/CNPJ: 439240690-34
Qualificação: Controlador / Diretoria	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	210.309	1,14%	0,40%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				501.045	2,75%	0,94%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				501.045	2,75%	0,94%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Degus Participações Ltda.					CPF/CNPJ: 31063985/0001-28		
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.164.411	6,32%	2,19%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.164.411	6,32%	2,19%
Ações	Preferenciais				11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Evelyn Noemi Berg Ioschpe | CPF/CNPJ: 056683950-49

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	501.044	2,72%	0,94%
Ações	Preferenciais	116.375	0,33%	0,22%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	501.044	2,72%	0,94%
Ações	Preferenciais	116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: IBI Participações e Negócios Ltda. | CPF/CNPJ: 092198035/0001-03

Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.803.461	9,79%	3,39%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.803.461	9,79%	3,39%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Ivoney Brochmann Ioschpe		CPF/CNPJ: 000922900-00		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	662.771	3,60%	1,25%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	662.771	3,60%	1,25%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Infipar Participações Ltda.		CPF/CNPJ: 087292264/0001-44		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoney Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda. Dan Ioschpe detém 0,05% da Infipar Participações Ltda. Salomão Ioschpe detém 0,05% da Infipar Participações Ltda.				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.830.874	9,93%	3,44%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.830.874	9,93%	3,44%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Inova Investimentos S.A. — CPF/CNPJ: 003541634/0001-40

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 94,80% da Inova Investimentos S.A.
Dan Ioschpe detém, direta ou indiretamente, 5,20% da Inova Investimentos S.A.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: João Carlos Silveiro — CPF/CNPJ: 001368750-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: ISI Participações Ltda.						CPF/CNPJ: 090575502/0001-02		
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,26% da ISI Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Ordinárias				2.183.708	11,85%		4,10%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Ordinárias				2.183.708	11,85%		4,10%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				40	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Preferenciais				40	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Marcos Luchese — CPF/CNPJ: 439.952.680-72

Qualificação: Diretor Executivo

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês *(dia, quantidade, preço e volume)*

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 dda nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Caio Marcio de Ávila Martins Pinhão — CPF/CNPJ: 595.247.587-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês *(dia, quantidade, preço e volume)*

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: José Wellington Marques Araujo		CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: BNDES Participações S.A.		CPF/CNPJ: 00.383.281/0001-09		
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	9.612.777	27,62%	18,06%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	9.612.777	27,62%	18,06%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Fundação Iochpe					CPF/CNPJ: 93.121.290/0003-55		
Qualificação: Controlador							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				253.418	1,38%	0,48%
Ações	Preferenciais				264	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				253.418	1,38%	0,48%
Ações	Preferenciais				264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Fundo de Participação Social					CPF/CNPJ: 33.657.248/0001-89		
Qualificação: Controlador							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				429.296	2,33%	0,81%
Ações	Preferenciais				--	0%	0%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				429.296	2,33%	0,81%
Ações	Preferenciais				--	0%	0%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: **Companhia Iochpe**	CPF/CNPJ: 92753367/0001-02
Qualificação: Controlador / Conselho de Administração Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.592.226	24,92%	8,63%
Ações	Preferenciais	--	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.592.226	24,92%	8,63%
Ações	Preferenciais	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Mauro Knijnik	CPF/CNPJ: 002.231.740-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Gustavo Berg Ioschpe					CPF/CNPJ: 920.901.680-72			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Iboty B. Ioschpe					CPF/CNPJ: 000.922.820-91			
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 154.727.520-00		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Leandro Kolodny					CPF/CNPJ: 000.754.180-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Nildemar Secches	CPF/CNPJ: 589.461.528-34
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Salomão Ioschpe	CPF/CNPJ: 400.517.220-20
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Marcelo André Lajchter	CPF/CNPJ: 005.622.617-96
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Cláudia S. Ioschpe	CPF/CNPJ: 938.905.590-34
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Jorge Eduardo Martins Moraes					CPF/CNPJ: 550.770.307-82		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Junho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Leonardo Brazão de Andrade					CPF/CNPJ: 45.287.837-38		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	(x) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	310	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	310	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	( ) Conselho de Administração	(x) Diretoria	( ) Conselho Fiscal	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.				
Grupo e Pessoas Ligadas	( ) Conselho de Administração	( ) Diretoria	( ) Conselho Fiscal	(x) Controlador

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	24	858	3,23	2.775,88
Ações	Ordinárias	Balcão	Venda	24	858	3,23	2.775,88
Ações	Ordinárias	Balcão	Compra	24	3.284	3,23	10.624,69
Ações	Ordinárias	Balcão	Venda	24	3.284	3,23	10.624,69
Ações	Ordinárias	Balcão	Venda	24	10.258	3,23	33.187,58
Ações	Ordinárias	Balcão	Compra	24	10.258	3,23	33.187,58
Ações	Ordinárias	Balcão	Compra	25	10.258	20,00	205.000,00
Ações	Ordinárias	Balcão	Venda	25	10.258	20,00	205.000,00
Ações	Ordinárias	Balcão	Compra	25	26.600	3,23	86.058,66
Ações	Ordinárias	Balcão	Venda	25	26.600	3,23	86.058,66

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	9.741.719	28,00%	18,30%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe						CPF/CNPJ: 439240690-34	
Qualificação: Controlador / Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Armando Ulbricht Jr. | CPF/CNPJ: 714957388-68

Qualificação: Diretoria

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Dan Ioschpe | CPF/CNPJ: 439240690-34

Qualificação: Controlador / Diretoria

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	210.309	1,14%	0,40%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				501.045	2,75%	0,94%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				501.045	2,75%	0,94%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Degus Participações Ltda.						CPF/CNPJ: 31063985/0001-28	
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.164.411	6,32%	2,19%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.164.411	6,32%	2,19%
Ações	Preferenciais				11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome:Armando Ulbricht Jr.</td><td colspan="3">CPF/CNPJ: 714957388-68</td></tr>
<tr><td colspan="9">Qualificação: Diretoria</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>4.360</td><td>0,01%</td><td colspan="2">0,01%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>4.360</td><td>0,01%</td><td colspan="2">0,01%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Dan Ioschpe</td><td colspan="3">CPF/CNPJ: 439240690-34</td></tr>
<tr><td colspan="9">Qualificação: Controlador / Diretoria</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>210.309</td><td>1,14%</td><td colspan="2">0,40%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>210.309</td><td>1,14%</td><td colspan="2">0,40%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Daniel Ioschpe	CPF/CNPJ: 000580680-15
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	501.045	2,75%	0,94%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	501.045	2,75%	0,94%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Degus Participações Ltda.	CPF/CNPJ: 31063985/0001-28
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.164.411	6,32%	2,19%
Ações	Preferenciais	11.884	0,03%	0,02%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	1.164.411	6,32%	2,19%
Ações	Preferenciais	11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49			
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				501.044	2,72%		0,94%
Ações	Preferenciais				116.375	0,33%		0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				501.044	2,72%		0,94%
Ações	Preferenciais				116.375	0,33%		0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: IBI Participações e Negócios Ltda.					CPF/CNPJ: 092198035/0001-03			
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				1.803.461	9,79%		3,39%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				1.803.461	9,79%		3,39%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Ivoncy Brochmann Ioschpe | CPF/CNPJ: 000922900-00

Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	662.771	3,60%	1,25%
Ações	Preferenciais	332	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	24	858	3,23	2.775,88
Ações	Ordinárias	Balcão	Compra	25	10.258	20,00	205.000,00
Ações	Ordinárias	Balcão	Compra	25	26.600	3,23	86.058,66

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	700.487	3,80%	1,32%
Ações	Preferenciais	332	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Infipar Participações Ltda. | CPF/CNPJ: 087292264/0001-44

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.
Salomão Ioschpe detém 0,05% da Infipar Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	1.830.874	9,93%	3,44%
Ações	Preferenciais	84	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	1.830.874	9,93%	3,44%
Ações	Preferenciais	84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Inova Investimentos S.A. — CPF/CNPJ: 003541634/0001-40

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 94,80% da Inova Investimentos S.A.
Dan Ioschpe detém, direta ou indiretamente, 5,20% da Inova Investimentos S.A.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	41.000	0,22%	0,08%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	24	858	3,23	2.775,88
Ações	Ordinárias	Balcão	Venda	24	10.258	3,23	33.187,58
Ações	Ordinárias	Balcão	Venda	24	3.284	3,23	10.624,69
Ações	Ordinárias	Balcão	Venda	25	26.600	3,23	86.058,66

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Finipar Investimentos e Participações — CPF/CNPJ: 3.080.606/0001-72

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 99,9925% da Finipar Investimentos e Participações.
Dan Ioschpe detém, direta ou indiretamente, 0,00375% da Finipar Investimentos e Participações
Salomão Ioschpe detém, direta ou indiretamente, 0,00375% da Finipar Investimentos e Participações

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	---	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	24	10.258	3,23	33.187,58
Ações	Ordinárias	Balcão	Venda	25	10.258	20,00	205.000,00

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: I. Holdings Ltda. | CPF/CNPJ: 3.541.320/0001-47

Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 80,00% da I. Holdings Ltda.
Dan Ioschpe detém, direta ou indiretamente, 20,00% da I. Holdings Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	---	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	24	3.284	3,23	10.624,69

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.284	0,02%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: João Carlos Silveiro | CPF/CNPJ: 001368750-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: ISI Participações Ltda. | CPF/CNPJ: 090575502/0001-02

Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,26% da ISI Participações Ltda.

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	2.183.708	11,85%	4,10%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias	2.183.708	11,85%	4,10%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Oscar Antônio Fontoura Becker | CPF/CNPJ: 113713660-04

Qualificação: Diretor Executivo

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	40	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais	40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 111 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Marcos Luchese					CPF/CNPJ: 439.952.680-72		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				420	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 111 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Caio Marcio de Avila Martins Pinhão					CPF/CNPJ: 595.247.587-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: José Wellington Marques Araujo					CPF/CNPJ: 334.699.897-53			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: BNDES Participações S.A.					CPF/CNPJ: 00.383.281/0001-09			
Qualificação: Controlador								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				3.582.754	19,44%		6,73%
Ações	Preferenciais				9.612.777	27,62%		18,06%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				3.582.754	19,44%		6,73%
Ações	Preferenciais				9.612.777	27,62%		18,06%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundação Iochpe			CPF/CNPJ: 93.121.290/0003-55	
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundo de Participação Social			CPF/CNPJ: 33.657.248/0001-89	
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	--	0%	0%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	--	0%	0%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: **Companhia Iochpe** | CPF/CNPJ: 92753367/0001-02

Qualificação: Controlador / Conselho de Administração
Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe
Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe
Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe
Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe
Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.592.226	24,92%	8,63%
Ações	Preferenciais	–	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.592.226	24,92%	8,63%
Ações	Preferenciais	–	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.

Nome: Mauro Knijnik | CPF/CNPJ: 002.231.740-68

Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Gustavo Berg Ioschpe | CPF/CNPJ: 920.901.680-72
Qualificação: Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.
Nome: Iboty B. Ioschpe | CPF/CNPJ: 000.922.820-91
Qualificação: Controlador / Conselho de Administração

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Mauro L. Iochpe			CPF/CNPJ: 154.727.520-00	
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Leandro Kolodny			CPF/CNPJ: 000.754.180-53	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Nildemar Secches	CPF/CNPJ: 589.461.528-34
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação - Mesma Espécie/ Classe	% de participação - Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação - Mesma Espécie/ Classe	% de participação - Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Salomão Ioschpe	CPF/CNPJ: 400.517.220-20
Qualificação: Controlador / Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação - Mesma Espécie/ Classe	% de participação - Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação - Mesma Espécie/ Classe	% de participação - Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Marcelo André Lajchter		CPF/CNPJ: 005.622.617-96		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Cláudia S. Ioschpe		CPF/CNPJ: 938.905.590-34		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Jorge Eduardo Martins Moraes</td><td colspan="3">CPF/CNPJ: 550.770.307-82</td></tr>
<tr><td colspan="9">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Julho de 2006 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Leonardo Brazão de Andrade</td><td colspan="3">CPF/CNPJ: 45.287.837-38</td></tr>
<tr><td colspan="9">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
</table>